As filed with the Securities and Exchange
Commission on April 15, 2015

Registration No. 033-75996*
Registration No. 811-02512

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

Post-Effective Amendment No. 48 To
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

and Amendment to

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Variable Annuity Account B of

Voya Retirement Insurance and Annuity Company

One Orange Way, Windsor, Connecticut 06095-4774

Depositor's Telephone Number, including Area Code: (860) 580-2824

J. Neil McMurdie, Senior Counsel
Voya Legal Services
One Orange Way, C2N, Windsor, Connecticut 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective:

	immediately upon filing pursuant to paragraph (b) of Rule 485
X	on May 1, 2015 pursuant to paragraph (b) of Rule 485

If appropriate check the following box:

	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Group Deferred, Fixed and Variable Annuity Contracts

*Pursuant to Rule 429(a) under the Securities Act of 1933, Registrant has included a combined prospectus under this Registration Statement which includes all the information which would currently be required in a prospectus relating to the securities covered by the following earlier Registration Statements: 033-88722, 2-52448; and the individual deferred compensation contracts covered by Registration Statement No. 033-76000.

PART A
INFORMATION REQUIRED IN A PROSPECTUS

Voya Retirement Insurance and Annuity Company

and its

Variable Annuity Account B

GROUP VARIABLE ANNUITY CONTRACTS FOR EMPLOYER-SPONSORED DEFERRED COMPENSATION PLANS

Supplement Dated May 1, 2015, to the Contract Prospectus and Contract Prospectus Summary, each dated May 1, 2015.

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus, and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

NOTICE OF AND IMPORTANT INFORMATION ABOUT UPCOMING FUND REORGANIZATIONS

> *The following information only affects you if you currently invest in or plan to invest in the Subaccounts that correspond to the Voya Aggregate Bond and the Voya Solution 2015 Portfolios.*

The Board of Directors of Voya Partners, Inc. approved a proposal to reorganize certain funds. Subject to shareholder approval, effective after the close of business on or about August 14, 2015 (the "Reorganization Date"), the following Merging Funds will reorganize with and into the following Surviving Funds.

Merging Funds	Surviving Funds
Voya Aggregate Bond Portfolio (Class I)	Voya Intermediate Bond Portfolio (Class I)
Voya Solution 2015 Portfolio (Class S)	Voya Solution Income Portfolio (Class S)

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date, you may transfer amounts allocated to a subaccount that invests in a Merging Fund to any other available subaccount or to any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See the "TRANSFERS" section of either the Contract Prospectus or Contract Prospectus Summary for information about making subaccount transfers.**

On the Reorganization Date. On the Reorganization Date, your investment in a subaccount that invests in a Merging Fund will automatically become an investment in the subaccount that invests in the corresponding Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation, and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Automatic Investment in Class I Shares. On the Reorganization Effective Date, all existing account balances invested in Class S shares of the Voya Aggregate Bond Portfolio will automatically become investments in Class I shares of the Voya Intermediate Bond Portfolio. Class I shares have lower total fund expenses than Class S shares, and the effect of this transaction is to give Contract Owners an investment in a similar fund managed by the same investment adviser at a lower cost.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Funds will no longer be available through your contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invested in a Merging Fund will be automatically allocated to the subaccount that invests in the corresponding Surviving Fund. **See the "TRANSFERS" section of either the Contract Prospectus or Contract Prospectus Summary for information about making subaccount transfers.**

Allocation Instructions. You may give us alternative allocation instructions at any time by writing to Customer Service, Defined Contribution Administration, P.O. Box 990063, Hartford, CT 06199-0063 or by calling 1-800-262-3862.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at:


Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862


If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. ***Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***

Voya Retirement Insurance and Annuity Company
Variable Annuity Account B
GROUP VARIABLE ANNUITY CONTRACTS FOR EMPLOYER-SPONSORED DEFERRED COMPENSATION PLANS
CONTRACT PROSPECTUS – MAY 1, 2015

The Contracts. The contracts described in this prospectus are group deferred fixed and variable annuity contracts issued by Voya Retirement Insurance and Annuity Company (the "Company," "we," "us" and "our"). They are intended to be used as funding vehicles for certain types of retirement plans, including those that qualify for beneficial tax treatment, and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended ("Tax Code"). The contracts were formerly sold as both group contracts and employer-owned individual contracts. The term "contract" used in this prospectus refers to the group deferred fixed or variable annuity contract offered by your plan sponsor as a funding vehicle for your retirement plan.

Why Reading This Prospectus is Important. Before you participate in the contract through a retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Investment Options. The contracts offer variable investment options and fixed interest options. When we establish your account(s), the contract holder (generally, the sponsor of your retirement plan), or you, if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans or in some states.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B ("the separate account"), a separate account of the Company. You do not invest directly in or hold shares of the funds. Each subaccount invests in one of the mutual funds ("funds") listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds through the contract is located in the "Investment Options" section on page 11. The particular risks associated with each fund are detailed in the fund's prospectus. Read this prospectus in conjunction with the fund prospectuses and retain them for future reference.

Fixed Interest Options. Guaranteed Accumulation Account; Fixed Plus Account; Fixed Account; Fixed Account 2.

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account.

Compensation. We pay compensation to broker/dealers whose registered representatives sell the contracts. **See "CONTRACT DISTRIBUTION"** for further information about the amount and types of of compensation we may pay.

Getting Additional Information. If you received a summary prospectus for any of the funds available through the contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2015, Statement of Additional Information ("SAI") in association with this prospectus free of charge by indicating your request on your enrollment materials, by calling the Company at 1-800-262-3862 or by writing to us at the address listed in the **"CONTRACT OVERVIEW – Questions: Contacting the Company."** You may also obtain a prospectus or an SAI for any of the funds by calling that number. The contract prospectus, the GAA prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's ("SEC") website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC's Public Reference Branch. Information on the operation of the SEC's Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, emailing publicinfo@sec.gov or writing the SEC's Public Reference Branch at 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement of the contract prospectus under the Securities Act of 1933. This number is 033-75996. The number assigned to the registration statement for the Guaranteed Accumulation Account is 333-200435. The SAI table of contents is listed on page 43 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

CONTRACT PROSPECTUS – MAY 1, 2015, (CONTINUED)

The Funds[*]

American Funds Insurance Series® – Growth Fund (Class 2)

American Funds Insurance Series® – Growth - Income Fund (Class 2)

American Funds Insurance Series® – International Fund (Class 2)

Calvert VP SRI Balanced Portfolio – Class I

Federated Fund for U.S. Government Securities II (Primary Shares)

Federated High Income Bond Fund II (Primary Shares)

Fidelity® VIP Contrafund® Portfolio (Initial Class)

Fidelity® VIP Equity-Income Portfolio (Initial Class)

Fidelity® VIP Growth Portfolio (Initial Class)

Fidelity® VIP Overseas Portfolio (Initial Class)

Franklin Small Cap Value VIP Fund (Class 2)

Invesco V.I. American Franchise Fund (Series I)

Invesco V.I. Core Equity Fund (Series I)

Lord Abbett Series Fund. Mid Cap Stock Portfolio (Class VC)

Oppenheimer Main Street Small Cap Fund®/VA

PIMCO Foreign Bond Portfolio (Unhedged) (Administrative Class)

PIMCO Real Return Portfolio (Administrative Class)

Pioneer Emerging Markets VCT Portfolio (Class I)

Pioneer High Yield VCT Portfolio (Class I)

Voya Aggregate Bond Portfolio (Class S)

Voya Balanced Portfolio (Class I)

Voya Emerging Markets Index Portfolio (Class I)

Voya Global Bond Portfolio (Class I)

Voya Global Perspectives Portfolio (Class I) [1]

Voya Global Value Advantage Portfolio (Class I)

Voya Growth and Income Portfolio (Class I)

Voya High Yield Portfolio (Class S)

Voya Index Plus LargeCap Portfolio (Class I)

Voya Index Plus MidCap Portfolio (Class I)

Voya Index Plus SmallCap Portfolio (Class I)

Voya Intermediate Bond Portfolio (Class I)

Voya International Index Portfolio (Class I)

Voya Large Cap Growth Portfolio (Class I)

Voya Large Cap Value Portfolio (Class I)

Voya MidCap Opportunities Portfolio (Class I)

Voya Money Market Portfolio (Class I)

Voya Multi-Manager Large Cap Core Portfolio (Class I)

Voya Russell™ Large Cap Growth Index Portfolio (Class I)

Voya Russell™ Large Cap Index Portfolio (Class I)

Voya Russell™ Large Cap Value Index Portfolio (Class I)

Voya Russell™ Mid Cap Growth Index Portfolio (Class S)

Voya Russell™ Mid Cap Index Portfolio (Class I)

Voya Russell™ Small Cap Index Portfolio (Class I)

Voya Small Company Portfolio (Class I)

Voya SmallCap Opportunities Portfolio (Class I)

Voya Solution 2015 Portfolio (Class S) [1]

Voya Solution 2025 Portfolio (Class S) [1]

Voya Solution 2035 Portfolio (Class S) [1]

Voya Solution 2045 Portfolio (Class S) [1]

Voya Solution 2055 Portfolio (Class S) [1]

Voya Solution Income Portfolio (Class S) [1]

Voya Strategic Allocation Conservative Portfolio (Class I) [1]

Voya Strategic Allocation Growth Portfolio (Class I) [1]

Voya Strategic Allocation Moderate Portfolio (Class I) [1]

Voya U.S. Bond Index Portfolio (Class I)

Voya U.S. Stock Index Portfolio (Class I)

VY® American Century Small-Mid Cap Value Portfolio (Class S)

VY® Baron Growth Portfolio (Class S)

VY® Clarion Global Real Estate Portfolio (Class I)

VY® Clarion Real Estate Portfolio (Class S)

VY® Columbia Contrarian Core Portfolio (Class S)

VY® Columbia Small Cap Value II Portfolio (Class S)

VY® FMR® Diversified Mid Cap Portfolio (Class S)[2]

VY® Invesco Comstock Portfolio (Class S)

VY® Invesco Equity and Income Portfolio (Class I)

VY® Invesco Growth and Income Portfolio (Class S)

VY® JPMorgan Emerging Markets Equity Portfolio (Class S)

VY® JPMorgan Mid Cap Value Portfolio (Class S) [3]

VY® JPMorgan Small Cap Core Equity Portfolio (Class S)

VY® Oppenheimer Global Portfolio (Class I)

VY® Pioneer High Yield Portfolio (Class I)

VY® T. Rowe Price Capital Appreciation Portfolio (Class S)

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)

VY® T. Rowe Price Equity Income Portfolio (Class S)

VY® T. Rowe Price Growth Equity Portfolio (Class I)

VY® T. Rowe Price International Stock Portfolio (Class S)

VY® Templeton Foreign Equity Portfolio (Class I)

VY® Templeton Global Growth Portfolio (Class S)

Wanger International

Wanger Select

Wanger USA

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[*] **See "APPENDIX IV – FUND DESCRIPTIONS" for further information about the Funds.**

[1] This fund is structured as a fund of funds that invests directly in shares of underlying funds. **See "FEES – *Fund Fees and Expenses*" for additional information.**

[2] FMR is a registered service mark of Fidelity Management & Research Company. Used with permission.

[3] This fund is only available to plans offering the fund as of the close of business on February 7, 2014.

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as an overview. Please read each section of this prospectus for additional information.

Who's Who

You (the "participant"): The individual participating in a retirement plan, where the plan uses the contract as a funding option.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer.

Contract Holder: The person to whom or entity to which we issue the contract. Generally, the plan sponsor. We may also refer to the contract holder as the contract owner.

We, Us or Our (the "Company"): Voya Retirement Insurance and Annuity Company. We issue the contract.

For greater detail, please review "CONTRACT OWNERSHIP AND RIGHTS" and "CONTRACT PURCHASE AND PARTICIPATION."

The Contract and Your Retirement Plan

Retirement Plan ("plan"). A plan sponsor has established a retirement plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan, so the terms and the conditions of the contract and the plan may differ.

Plan Type. We refer to plans in this prospectus as 457 plans or non-Section 457 plans. **For a description of each, see "FEDERAL TAX CONSIDERATIONS."**

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a deferred compensation arrangement (such as 457 plans or non-section 457 plans), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the arrangement itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative, taking into account the additional fees and expenses you may incur in an annuity. **See "CONTRACT PURCHASE AND PARTICIPATION."**

Questions: Contacting the Company.

Contact your local representative or write or call the Company at:

> Customer Service
> Defined Contribution
> Administration
> P.O. Box 990063
> Hartford, CT 06199-0063
> 1-800-262-3862

Sending Forms and Written Requests in Good Order.

If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

Contract Rights

The contract holder holds all rights under the contract, but may permit you to exercise those rights through the plan. For example, the contract may permit the contract holder to select investment options for your account dollars. The plan may permit you to exercise that right. **For greater detail, see "CONTRACT OWNERSHIP AND RIGHTS."**

Contract Facts

Free Look/Right to Cancel. Contract holders may cancel the contract no later than ten days after they receive the contract (or a longer period if required by state law). **See "RIGHT TO CANCEL."**

Death Benefit. A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends upon the income phase payment option selected. **See "DEATH BENEFIT" and "INCOME PHASE."**

Withdrawals. During the accumulation phase, the contract holder may, on your behalf and subject to the limits in the contract, withdraw all or a part of your account value. Certain fees and taxes may apply. **See "WITHDRAWALS" and "FEDERAL TAX CONSIDERATIONS."**

Systematic Distribution Options. If available under your contract, the contract holder may elect on your behalf for you to receive regular payments from your account, while retaining the account in the accumulation phase. **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

Fees. Certain fees are deducted from your account value. **See "FEE TABLE" and "FEES."**

Taxation. You will not generally pay taxes on any earnings from the contract described in this prospectus until they are withdrawn (or otherwise made available to you or a beneficiary). Amounts you receive as a distribution will be generally included in your gross income and will be subject to taxation. Tax penalties may apply in some circumstances. **See "FEDERAL TAX CONSIDERATIONS."**

Contract Phases

Accumulation Phase (accumulating retirement benefits)

Step 1. You, or the contract holder, provide the Company with your completed enrollment materials. The contract holder directs us to set up an account for you.

Step 2. The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the:
- Fixed Interest Options; and/or
- Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account B. Each one invests in a specific mutual fund.)

Step 3. The subaccount(s) selected purchases shares of its underlying fund.



Income Phase (receiving income phase payments from your contract)

The contract offers several payment options. **See "INCOME PHASE."** In general, you may:
- Receive income phase payments over a lifetime or for a specified period;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an option that provides a death benefit to beneficiaries; and
- Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning and withdrawing account value from your contract. See "INCOME PHASE" for fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract or transfer cash value between investment options. State premium taxes currently ranging from 0% to 4% of purchase payments may also be deducted.[*]

Early Withdrawal Charge [4]
(as a percentage of amount withdrawn)   5.00%

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you may pay periodically during the time that you own the contract, not including fund fees and expenses.

Maximum Annual Maintenance Fee
  Installment Purchase Payment Accounts $20.00 [5]
  Single Purchase Payment Accounts $0.00

Separate Account Annual Expenses
  (as a percentage of average account value)
  Maximum Mortality and Expense Risk Charge   1.25% [2]
  Maximum Administrative Expense Charge   0.25% [6]
  Maximum Total Separate Account Expenses   1.50%

In This Section:
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Fund Fees and Expenses; and
- Examples.

See the "FEES" Section for:
- Early Withdrawal Charge Schedules;
- How, When and Why Fees are Deducted;
- Reduction, Waiver and/or Elimination of Certain Fees;
- Redemption Fees; and
- Premium and Other Taxes.

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[*] State premium taxes may apply, but are not reflected in the fee tables or examples. **See *"Premium and Other Taxes."***

[4] This is a deferred sales charge. The percentage will be determined by the applicable early withdrawal charge schedule in the "FEES" section. In certain cases this charge may not apply to a portion or all of your withdrawal. The early withdrawal charge reduces over time. These fees may be waived, reduced or eliminated in certain circumstances. **See "FEES."**

[5] These charges may be waived, reduced or eliminated in certain circumstances. **See "FEES."**

[6] We only impose this charge under some contracts. **See "FEES."**

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees and other expenses)	0.27%	1.65%

See "FEES – *Fund Fees and Expenses*" for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.

Examples

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses, contract fees including the annual maintenance fee of $20 (converted to a percentage of assets equal to 0.031%), separate account annual expenses and fund fees and expenses.

Maximum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the maximum contract fees and expenses and the **maximum** fund fees and expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:[*]

1 Year	3 Years	5 Years	10 Years
$830	$1,509	$2,212	$3,486

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period:[**]

1 Year	3 Years	5 Years	10 Years
$321	$981	$1,665	$3,486

Minimum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the maximum contract fees and expenses and the **minimum** fund fees and expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:[*]

1 Year	3 Years	5 Years	10 Years
$699	$1,116	$1,561	$2,117

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period:[**]

1 Year	3 Years	5 Years	10 Years
$183	$567	$976	$2,117

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[*] This example reflects deduction of an early withdrawal charge calculated using the schedule applicable to Installment Purchase Payment Accounts. The Installment Purchase Payment Accounts schedule is listed in "Fees." Under that schedule, if only one $10,000 payment was made as described above, fewer than five purchase payment periods would have been completed at the end of years one, three and five, and the 5% charge would apply. At the end of the tenth account year, the early withdrawal charge is waived regardless of the number of purchase payment periods completed and no early withdrawal charge would apply.

[**] This example does not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum withdrawal is requested within three years after payments start. In this case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix V, we provide condensed financial information about the Variable Annuity Account B subaccounts available under the contracts. The tables show the value of the subaccounts over the past ten years. For subaccounts that were not available ten years ago, we give a history from the date of first availability or the date purchase payments were first received (as noted in the tables).

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account B and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statement of Additional Information.

THE COMPANY

Voya Retirement Insurance and Annuity Company (the "Company," we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Prior to March 9, 2015, Voya was an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. On March 9, 2015, ING completed a public secondary offering of Voya common stock (the "March 2015 Offering") and also completed the sale of Voya common stock to Voya pursuant to the terms of a share repurchase agreement (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya common stock. As a result of the completion of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya together with its subsidiaries, including the Company by the end of 2016.

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

One Orange Way
Windsor, Connecticut 06095-4774

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, U.S federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product

features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts are designed for deferred compensation plans sponsored by an employer for its employees and/or independent contractors. The plans may be sponsored by:
- Non-governmental tax-exempt organizations for deferrals that are subject to Tax Code Section 457 ("457 plans");
- Tax-exempt organizations for deferrals not subject to Tax Code section 457 ("non Section 457 plans"); or
- Taxable organizations ("non Section 457 plans").

When considering whether to purchase or participate in the contract, you should consult with a qualified financial representative about your financial goals, investment time horizon and risk tolerance.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of tax-favored deferred compensation arrangements (such as 457 plans or non-Section 457 plans), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the arrangement itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative, taking into account the additional fees and expenses you may incur in an annuity.

Purchasing the Contract. The contract holder submits the required forms and application to us. If the forms are accepted, we will issue a contract to the contract holder.

Participating in the Contract. To participate in the contract, complete an enrollment form and submit it to us. If your enrollment is accepted, we establish an account for you under the contract. The contract holder must determine your eligibility to participate in its plan. We are not responsible for such determination.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold purchase payments for longer periods with the permission of the contract holder. If we agree to do this, we will deposit the purchase payments in the Voya Money Market Portfolio subaccount until the forms are completed (or for a maximum of 105 days). If we reject the application or enrollment, we will return the forms and any purchase payments.

Methods of Purchase Payment. The following purchase payment methods are available:
- Continuous payments over time into an installment purchase payment account. Payments to an installment purchase payment account must be at least $100 per month ($1,200 annually). No payment may be less than $25; and
- Lump-sum transfer from a previous plan into a single purchase payment account, in accordance with our procedures in effect at the time of purchase.

If you participate in a 457(b) plan, the Tax Code places limits on how much of your compensation may be deferred annually. **See "FEDERAL TAX CONSIDERATIONS" for further information.**

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial contributions to the investment options available under the plan. Generally you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically.

Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected at any one time. **See "INVESTMENT OPTIONS" and "TRANSFERS."**

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. **See "FEES" and "APPENDIX III."**

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. **See "FEDERAL TAX CONSIDERATIONS."**

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with a qualified financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face and the fees and expenses you will incur when, together with a qualified financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

- **Long-Term Investment** – The contract is a long-term investment and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in the contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½ (or otherwise able to withdraw amounts from your plan);
- **Investment Risk** – The value of investment options available under the contract may fluctuate with the markets and interest rates. You should not participate in the contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** – The fees for the contract reflect costs associated with the features and benefits it provides. As you consider the contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** – Replacing an existing insurance contract with the contract may not be beneficial to you. If the contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each and identify additional benefits available under the contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under the contract. Also, be sure to talk to a financial representative or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products – We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges and may offer different share classes of the funds offered in the contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and if you are interested in learning more about these other products, contact your local representative. These other options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person to whom or entity to which we issue the contract.

Who Owns Money Accumulated under the Contract? All dollars accumulated under the contracts, including contributions attributable to deferred compensation, are part of your employer's general assets and subject to the claims of its general creditors. The plan exclusively governs what benefits are available to you and those benefits are provided from your employer's general assets.

What Rights Do I Have under the Contract? The contract holder, usually your employer, holds all rights under the contract. The contract holder's plan, which you participate in, may permit you to exercise some of those rights.

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within ten days (or a longer period if required by state law) after the contract holder's receipt of the contract.

Refunds to Contract Holders. We will produce a refund to the contract holder no later than seven calendar days after we receive the contract and the written notice of cancellation at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** The refund will equal amounts contributed to the contract plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any mortality and expense risk charges and administrative expense charges deducted during the period you held the contract will not be returned. We will neither deduct an early withdrawal charge nor apply a market value adjustment to any amounts you contributed to the Guaranteed Accumulation Account. In certain states we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

Variable Investment Options

These options are subaccounts of Variable Annuity Account B. Each subaccount invests directly in shares of an underlying mutual fund, and earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Variable Annuity Account B

We established Variable Annuity Account B (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law of Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company. All guarantees and benefits provided under the contract that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

Funds Available Through the Separate Account

The separate account is divided into subaccounts. Each subaccount invests directly in shares of an underlying mutual fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We also provide brief descriptions of each fund in Appendix IV. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained free of charge at the address and telephone number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company,"** by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Risks of Investing in the Funds

Mixed and Shared Funding. The funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds" and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding – bought for annuities and life insurance; and
- Shared funding – bought by more than one company.

Possible Conflicts of Interest. With respect to insurance-dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account B from participation in the funds that are involved in the conflict.

For additional risks associated with each fund, please see the fund's prospectus.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Under the contracts described in this prospectus, the contract holder, not the plan participant, has all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund the contract holder invests in through the subaccounts. Additionally:
- During the accumulation phase the number of votes is equal to the portion of the account value invested in the fund, divided by the net asset value of one share of that fund; and
- During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Right to Change the Separate Account

Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:

- Offer additional subaccounts that will invest in funds we find appropriate for contracts we issue;
- Combine two or more subaccounts;
- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, we must be provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** See also "TRANSFERS" for information about making subaccount allocation changes**;
- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the separate account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.

Fixed Interest Options

For descriptions of the fixed interest options that may be available through the contract, see APPENDIX I, APPENDIX II and APPENDIX III and the Guaranteed Accumulation Account prospectus. The Guaranteed Accumulation Account prospectus may be obtained free of charge at the address and telephone number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company,"** by accessing the SEC's website or by contacting the SEC's Public Reference Branch.

Selecting Investment Options

When selecting investment options:
- **Choose options appropriate for you**. Your local representative can help you evaluate which subaccounts or fixed interest options may be appropriate for your financial goals;
- **Understand the risks associated with the options you choose**. Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks; and
- **Be informed.** Read this prospectus, the fund prospectuses, fixed interest option appendices and the Guaranteed Accumulation Account prospectus.

Furthermore, be aware that there may be:

- **Limits on Option Availability.** Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. Your plan sponsor may also have selected a subset of variable investment and/or fixed interest options to be available under your plan; and
- **Limits on Number of Options Selected.** Generally the contract holder or you, if permitted by the plan, may select no more than 25 investment options at enrollment. Thereafter, more than 25 investment options can be selected at any one time.

FEES

The following repeats and adds to information provided in the **"FEE TABLE"** section. Please review both this section and the **"FEE TABLE"** section for information on fees.

Transaction Fees

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus an adjustment for any applicable early withdrawal charge.

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

Amount. This charge is a percentage of the amount withdrawn. The percentage is determined by the early withdrawal charge schedule that applies to your account. It will never be more than 8.50% of your total purchase payments to your account.

Early Withdrawal Charge Schedules

Installment Purchase Payment Accounts		Single Purchase Payment Accounts	
Purchase Payment Periods or Deposit Cycles Completed	**Early Withdrawal Charge**	**Account Years Completed**	**Early Withdrawal Charge**
Fewer than 5	5%	Fewer than 5	5%
5 or more but fewer than 7	4%	5 or more but fewer than 6	4%
7 or more but fewer than 9	3%	6 or more but fewer than 7	3%
9 or more but fewer than 10	2%	7 or more but fewer than 8	2%
10 or more	0%	8 or more but fewer than 9	1%
		9 or more	0%

Types of Fees
The following types of fees or deductions may affect your account:
- **Transaction Fees:**
  ▷ Early Withdrawal Charge
  ▷ Redemption Fees
- **Periodic Fees and Charges:**
  ▷ Annual Maintenance Fee
  ▷ Mortality and Expense Risk Charge
  ▷ Administrative Expense Charge
- **Fund Fees and Expenses; and**
- **Premium and Other Taxes.**

Terms to Understand in Schedules

Account Year – A 12-month period measured from the date we establish your account, or measured from any anniversary of that date.

Purchase Payment Period (also called "Deposit Cycle") (for installment purchase payments) **–** The period of time it takes to complete the number of installment payments expected to be made to your account over a year. For example, if your payment frequency is monthly, a payment period is completed after 12 purchase payments are made. If only 11 purchase payments are made, the payment period is not completed until the twelfth purchase payment is made. At any given time, the number of payment periods completed cannot exceed the number of account years completed, regardless of the number of payments made.

Waiver. The early withdrawal charge is waived for portions of a withdrawal that are:

- Used to provide payments to you during the income phase;
- Paid because of your death before income phase payments begin;
- Paid where your account value is $3,500 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cashout without a participant's consent) and no part of the account has been taken as a withdrawal or used to provide income phase payments within the prior 12 months[*];
- Taken because of the election of a systematic distribution option (if available under your contract), **see "SYSTEMATIC DISTRIBUTION OPTIONS"**;
- Taken when you are 59½ or older, have an installment purchase payment account and have completed at least nine purchase payment periods;
- Taken on or after the tenth anniversary of the effective date of the account;
- For 457 plans only, withdrawn due to a hardship resulting from an unforeseeable emergency as defined by the Tax Code and regulations thereunder; or
- For contracts issued in connection with retirement programs for select management and highly compensated healthcare employees in plans formerly carried under certain hospital association endorsements, withdrawn due to your separation from service.

Reduction, Waiver or Elimination. In addition to the specific waivers described above, we may reduce, waive or eliminate the early withdrawal charge for a particular plan. Any such reduction will reflect the differences we expect in distribution costs or services meant to be defrayed by this charge. Factors we consider for a reduction include, but are not limited to, the following:

- The number of participants under the plan;
- The expected level of assets and/or cash flow under the plan;
- Our agent's involvement in sales activities;
- Our sales-related expenses;
- Distribution provisions under the plan;
- The plan's purchase of one or more other variable annuity contracts from us and the features of those contracts;
- The level of employer involvement in determining eligibility for distributions under the contract; and
- Our assessment of financial risk to the Company relating to withdrawals.

We will not reduce the early withdrawal charge in a manner that is unfairly discriminatory against any person.

We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations which have negotiated the contract terms on behalf of their employees. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

Waiver of Early Withdrawal Charge (for those contracts that waive these charges upon separation from service). Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges unless, under certain contracts, the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). Generally, a severance from employment due to a merger, liquidation, consolidation or other employer transaction does not qualify as a separation from service.

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[*] If the contract holder makes a full withdrawal from more than one of the accounts on your behalf, the value of those accounts will be added together to determine eligibility for the $3,500 exemption. This option is not available for contracts where we do not maintain participant accounts or for withdrawals of all accounts under one contract.

Redemption Fees

Certain funds may impose redemption fees as a result of withdrawals, transfers or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Periodic Fees and Charges

Annual Maintenance Fee

Maximum Amount. $20. (This fee only applies to installment purchase payment accounts.)

When/How. For those plans that have a maintenance fee, each year during the accumulation phase we deduct this fee from your account value. We deduct it on your account anniversary and, in some cases, at the time of full withdrawal. It is deducted on a pro rata basis from your account value invested in the subaccounts and the fixed interest options. For certain contracts the maintenance fee is deducted for each asset account maintained under the contract, in which case a maximum of $20 per asset account may be applied.

Purpose. This fee helps defray the administrative expenses we incur in establishing and maintaining your account.

Reduction, Waiver or Elimination. When the plan meets certain criteria, we may reduce, waive or eliminate the maintenance fee. Factors we consider reflect differences in our level of administrative costs and services, such as:
- The size, type and nature of the group for which a contract is issued;
- The amount of contributions to the contract;
- The anticipated level of administrative expenses such as billing for payments, producing periodic reports, providing for the direct payment of account charges rather than having them deducted from account values and any other factors pertaining to the level and expense of administrative services we will provide; and
- The number of eligible participants and the program's participation rate.

We will not unfairly discriminate against any person if we reduce or eliminate the maintenance fee. We will make any reduction or elimination of this fee according to our own rules in effect at the time an application for a contract is approved. We reserve the right to change these rules from time to time.

Mortality and Expense Risk Charge

Maximum Amount. 1.25% annually of your account value invested in the subaccounts. We may charge a different fee for different funds (but not beyond the maximum amount).

When/How. This fee is deducted daily from the subaccounts. We do not deduct this fee from any fixed interest option. This fee is assessed during both the accumulation phase and the income phase. **See "INCOME PHASE – Fees Deducted."**

Purpose. This fee compensates us for the mortality and expense risks we assume under the contract, namely:
- Mortality risks are those risks associated with our promise to make lifetime income phase payments based on annuity rates specified in the contract and our funding of the death benefit and other payments we make to owners or beneficiaries of the accounts; and
- Expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

Reduction. We may reduce the mortality and expense risk charge from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. Some contracts have a reduced mortality and expense risk charge only during the accumulation phase of the account, which then increases during the income phase (but not beyond the maximum amount). Any reduction will reflect differences in expenses for administration based on such factors as:

- The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals and available investment options, which in turn lowers administrative expenses);
- The size of the prospective group, projected annual number of eligible participants and the program's participation rate or the number of participants estimated to choose the contract;
- The frequency, consistency and method of submitting payments;
- The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
- The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
- The projected frequency of distributions;
- The type and level of other factors that affect the overall administrative expense; and
- Whether or not a transfer credit was selected by the plan sponsor.

We will determine any reduction of mortality and expense risk on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Administrative Expense Charge

Maximum Amount. 0.25% annually of your account value invested in the subaccounts.

When/How. For all participants who became covered under a contract on or after November 5, 1984, we reserve the right to charge an administrative expense fee of up to 0.25% annually. This fee may be assessed during the accumulation phase and/or the income phase. If we are imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply to you during the entire income phase.

The administrative expense charge is not imposed on all contracts:

- Beginning on April 4, 1997, we began to deduct this charge during the accumulation phase for contracts effective before October 31, 1996, where the number of participants was less than 30 as of November 30, 1996, and the contract holder had chosen not to elect one of the Company's electronic standards for cash collection and application of participant contribution data. However, we do not impose the administrative expense charge for participants under those contracts who enrolled in a group contract or became covered under an individual contract before November 5, 1984;
- Effective on June 4, 2013, we began to impose this charge with respect to participants who became covered under a contract on or after November 5, 1984, where the contract was issued in connection with retirement programs for select management and highly compensated healthcare employees in plans formerly carried under certain hospital association endorsements;
- We do not currently deduct an administrative expense charge during the accumulation phase for any contracts other than those described above; and
- We do not currently deduct an administrative expense charge during the income phase for any contracts.

Purpose. This charge helps defray our cost of providing administrative services under the contract and in relation to the separate account and subaccounts.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the **"FEE TABLE – *Fund Fees and Expenses*"** section, each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through the contract may be available for investment outside of the contract. You should evaluate the expenses associated with the funds available through the contract before making a decision to invest.

Revenue from the Funds

The Company may receive compensation from each of the funds or the funds' affiliates. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees or expenses.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, Voya Investments LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be deducted from fund assets and may include:
- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the Company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates, such as processing purchase and redemption requests and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the contract.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2014 in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

- Fidelity Investments[®];
- American Funds[®];
- OppenheimerFunds, Inc.;
- Franklin[®] Templeton[®] Investments;
- Columbia Funds;
- PIMCO Funds

- Lord Abbett Funds;
- Invesco Investments;
- Pioneer Investments;
- Calvert Funds; and
- Federated Funds.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2014, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "CONTRACT DISTRIBUTION."**

Fund of Funds

Certain funds may be structured as "fund of funds" or "master-feeder" funds. These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds may be affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. **See "FEDERAL TAX CONSIDERATIONS."**

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
- Account dollars directed to the fixed interest options, including interest earnings to date; less
- Deductions, if any, from the fixed interest options (for example, withdrawals and fees); plus
- The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account B subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "accumulation unit value," as described below, for each unit.

Accumulation Unit Value. The value of each accumulation unit in a subaccount is called the accumulation unit value ("AUV"). The AUV varies daily in relation to the underlying fund's investment performance. The AUV also reflects deductions for fund fees and expenses, the mortality and expense risk charge and the administrative charge, if any. We discuss these deductions in more detail in **"FEE TABLE" and "FEES."**

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:
- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charge and the administrative expense charge, if any, and any other fees deducted daily from investments in the separate account. **See "FEES."**

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE, the applicable AUV's are $10 for Subaccount A and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.

Step 1: An investor contributes $5,000.

Step 2:
- He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV); and
- He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or "NAV").



The fund's subsequent investment performance, expenses and charges and the daily charges deducted from the subaccount will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms. Subsequent purchase payments or transfers directed to the subaccounts that we receive by the close of business of the NYSE will purchase subaccount accumulation units at the AUV computed after the close of the NYSE on that day. The value of subaccounts may vary day to day.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase (and under some contracts, during the income phase) the contract holder, or you if permitted by the plan, may transfer amounts among investment options. Transfers from fixed interest options are restricted as outlined in APPENDIX I, APPENDIX II and APPENDIX III. Transfers may be requested in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred into or out of the funds will be based on the subaccount unit values next determined after we receive your transfer request in good order at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company"** or, if you are participating in the dollar cost averaging program, after your scheduled transfer. The contracts may restrict how many transfers, if any, are allowed among options during the income phase.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number ("PIN") to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

Excessive Trading Policy. We and the other members of the Voya® family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contracts. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

Dollar Cost Averaging Program. If available under your plan, you may participate in our dollar cost averaging program. There is no additional charge for this service. Dollar cost averaging is a system for investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** Subaccount reallocations or changes outside of the dollar cost averaging may affect the program. Changes such as fund mergers, substitutions or closures may also affect the program.

WITHDRAWALS

Making a Withdrawal. Subject to limitations on withdrawals from the Fixed Plus Account, the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value (on your behalf) at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan must:

- Select the Withdrawal Amount;
  - ▷ Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts, the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment) and the Fixed Account or Fixed Account 2, minus any applicable early withdrawal charge, maintenance fee or redemption fees, plus the amount available for withdrawal from the Fixed Plus Account.
  - ▷ Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable redemption fees or any applicable early withdrawal charge for amounts withdrawn from the subaccounts, the Guaranteed Accumulation Account or the Fixed Account or Fixed Account 2, and any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Accumulation Account. The amount available from the Fixed Plus Account may be limited.

    For a description of limitations on withdrawals from the Fixed Plus Account, see "APPENDIX III."

- Select Investment Options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value; and
- Properly complete a disbursement form and submit it to the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

> ## Taxes, Fees and Deductions
>
> Amounts withdrawn may be subject to one or more of the following:
> - Early Withdrawal Charge. **See "FEES – Early Withdrawal Charge"**;
> - Maintenance Fee. **See "FEES – Maintenance Fee"**;
> - Market Value Adjustment. **See "APPENDIX I"**;
> - Redemption Fees. **See "FEES – Redemption Fees"**;
> - Tax Penalty. **See "FEDERAL TAX CONSIDERATIONS"; or**
> - Tax Withholding. **See "FEDERAL TAX CONSIDERATIONS."**
>
> To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE. We pay withdrawal amounts based on your account value either as of the next valuation after we receive a request for withdrawal in good order at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company"** or on such later date as specified on the disbursement form.

SYSTEMATIC DISTRIBUTION OPTIONS

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what systematic distribution options are available, check with the contract holder or the Company.

The systematic withdrawal options currently available under the contracts include the following:

- **SWO – Systematic Withdrawal Option.** SWO is a series of automatic partial withdrawals from your account based on the payment method selected. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the contract; and
- **ECO – Estate Conservation Option.** ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year. Under ECO, we calculate the minimum distribution amount required by law, generally at age 70½, and pay you that amount once a year. ECO is available under 457 plans only.

Features of a Systematic Distribution Option

If available under your contract, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Other Systematic Distribution Options. We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your local representative or by contacting us at the number or address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

Availability of Systematic Distribution Options. The Company may discontinue the availability of one or all of the systematic distribution options at any time and/or change the terms of future elections.

Terminating a Systematic Distribution Option. Once a systematic distribution option is elected, the contract holder may revoke it at any time by submitting a written request to the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** Any revocation will apply only to the amount not yet paid. Once an option is revoked for an account, it may not be elected again until the next calendar year nor may any other systematic distribution option be elected.

Taxation. Taking a withdrawal through a systematic distribution option or revocation of election of a systematic distribution option may have tax consequences. **See "FEDERAL TAX CONSIDERATIONS."**

DEATH BENEFIT

This section provides information about the accumulation phase. **For death benefit information applicable to the income phase, see "INCOME PHASE."**

The contract provides a death benefit in the event of your death, which is payable to the contract holder (usually your employer). The contract holder may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary).

During the Accumulation Phase

Payment Process. To request payment of the death benefit following your death:
- The contract holder (on behalf of your plan beneficiary) must provide the Company with proof of death acceptable to us and a payment request in good order;
- The payment request should include selection of a benefit payment option; and
- Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company,"** we will mail payment, unless otherwise requested.

Until proof of death and a payment request in good order is received by us, account dollars will remain invested as at the time of your death and no distribution will be made.

Benefit Payment Options. If you die during the accumulation phase of your account, the following payment options are available to your plan beneficiary, if allowed by your contract and the Tax Code:
- Lump-sum payment;
- Payment in accordance with any of the available income phase payment options **(see "INCOME PHASE – Income Phase Payment Options")**; or
- Payment in accordance with an available systematic distribution option (subject to certain limitations) **(see "SYSTEMATIC DISTRIBUTION OPTIONS")**.

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company.**" Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC").** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

The following options are also available under some contracts; however, the Tax Code limits how long the death benefit proceeds may be left in these options:
- Leaving your account value invested in the contract; or
- Under some contracts, leaving your account value on deposit in the Company's general account and receiving monthly, quarterly, semi-annual or annual interest payments at the interest rate then being credited on such deposits. The beneficiary may withdraw the balance on deposit at any time or request to receive payment in accordance with any of the available income phase payment options. See **"INCOME PHASE – Income Phase Payment Options."**

The Value of the Death Benefit. The death benefit will be based on your account value as calculated on the next valuation following the date on which we receive proof of death and a payment request in good order. In addition to this amount, some states require we pay interest on fixed interest options, calculated from date of death at a rate specified by state law. For amounts held in the Guaranteed Accumulation Account, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in Appendix I and in the Guaranteed Accumulation Account prospectus.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. **See "FEDERAL TAX CONSIDERATIONS" for additional information.**

INCOME PHASE

During the income phase you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:

- Start date;
- Income phase payment option (see the income phase payment options table in this section);
- Income phase payment frequency (for example, monthly, quarterly, semi-annually or annually);
- Choice of fixed or variable payments;
- Selection of an assumed net investment rate (only if variable payments are elected); and
- Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

> In prior prospectuses, the **Income Phase** was referred to as the Annuity Phase; the **Income Payment Option** was referred to as the Annuity Option; **Income Phase Payment** was referred to as Annuity Payment; and **Initiating Income Phase Payments** was referred to as Annuitization.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payment Amounts? Some of the factors that may affect income phase payment amounts include: your age, your account value, the income phase payment option selected, the number of guaranteed payments selected, if any, and whether variable or fixed payments are selected.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The contracts may restrict the subaccounts available, the number of investment options to be selected and how many transfers, if any, are allowed among options during the income phase. The subaccounts available for investment during the income phase may be different than those available for investment during the accumulation phase. For information about the subaccounts available during the income phase, please contact Customer Service. For variable income phase payments, an assumed net investment rate must be selected.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payment amounts do not vary over time.

Payments from the Fixed Plus Account. If a nonlifetime payment option is selected, payments from the Fixed Plus Account may only be made on a fixed basis.

Assumed Net Investment Rate. If you select income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate your first payment will be higher but subsequent income phase payments will increase only if the investment performance of the subaccounts selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5% annually, after deduction of fees.

If a 3.50% rate is selected, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts selected. For more information about selecting an assumed net investment rate, request a copy of the SAI by calling us at the number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

Required Minimum Payment Amounts. The income phase payment option selected must meet the minimum stated in the contract:
- A first income phase payment of at least $20; or
- Total yearly income phase payments of at least $100.

If your account value is too low to meet these minimum payment amounts, the contract holder, on your behalf, must elect a lump-sum payment.

Fees Deducted. When you select an income phase payment option (one of the options listed in the tables immediately below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options.

We may also deduct a daily administrative charge from amounts held in the separate account. We currently charge this under some contracts and reserve the right to charge it under all others. The maximum amount is 0.25% on an annual basis of your account value invested in the subaccounts. If we are currently imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply throughout the entire income phase.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following income phase payment options table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the payment request in good order at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company.**" Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option. **See "DEATH BENEFIT – The Retained Asset Account"** for more information about the retained asset account.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. **See "FEDERAL TAX CONSIDERATIONS."**

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts restrict the options and the terms available. Check with your contract holder for details. We may offer additional income phase payment options under the contracts from time to time.

Terms Used in the Tables:
- **Annuitant:** The person(s) on whose life expectancy the income phase payments are calculated.
- **Beneficiary:** The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit – None:** All payments end upon the annuitant's death.
Life Income – Guaranteed Payments[*]	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for a choice of 5 to 20 years or as otherwise specified in the contract. **Death Benefit – Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income – Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** • This option allows a choice of 100%, 66⅔% or 50% of the payment to continue to the surviving annuitant after the first death; or • 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit – None:** All payments end after the death of both annuitants.
Life Income – Two Lives – Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for a minimum of 120 months or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit – Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income-Cash Refund Option (limited availability fixed payment only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit – Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Life Income – Two Lives – Cash Refund Option (limited availability – fixed payment only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit – Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.

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[*] Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

Nonlifetime Income Phase Payment Options	
Nonlifetime – Guaranteed Payments*	**Length of Payments:** Payments generally may be fixed or variable and may be made for 3 to 30 years. However, for amounts held in the Fixed Plus Account during the accumulation phase, the payment must be on a fixed basis and must be for at least five years. In certain cases a lump-sum payment may be requested at any time (see below).
	Death Benefit – Payment to the Beneficiary: If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.

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* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

Lump-Sum Payment. If the Nonlifetime – Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before three years of income phase payments have been completed will be treated as a withdrawal during the accumulation phase and if the election is made during an early withdrawal charge period, we will charge the applicable early withdrawal charge. If the early withdrawal charge is based on completed purchase payment periods, each year that passes after income payments begin will be treated as a completed purchase payment period, even if no additional payments are made. **See "FEES – Early Withdrawal Charge."** Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

Calculation of Lump-Sum Payments. If a lump-sum payment is available to a beneficiary or to you in the income phase payment options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (for example, the actual fixed rate used for the fixed payments, or the 3.50% or 5% assumed net investment rate for variable payments).

FEDERAL TAX CONSIDERATIONS

Introduction

The contracts described in this prospectus are designed to be treated as annuities for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contracts. The U.S. federal income tax treatment of the contracts is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the designated beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the contracts;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contracts described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;

In this Section:
- **Introduction;**
- **Taxation of Deferred Compensation Contracts;**
- **Possible Changes in Taxation; and**
- **Taxation of the Company**

When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue code of 1986, as amended, (the "Tax Code") that apply to your tax concerns.

- We do not make any guarantee about the tax treatment of the contracts or transactions involving the contracts; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contracts with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contracts or any transactions involving the contracts.**

Types of Contracts: Deferred Compensation Contracts

The contracts described in this prospectus may be purchased in relation to qualified governmental excess benefit arrangements under Tax Code Section 415(m), Tax Code Section 457(b) plans, nonqualified deferred compensation plans under Tax Code Section 457(f) and non-Section 457 nonqualified deferred compensation plans.

We refer to all of these as "deferred compensation plans." **Employers intending to use the contract with such plans should seek tax and/or legal advice.**

Taxation of Deferred Compensation Contracts

Eligible Retirement Plans and Programs. The contracts may be purchased with the following retirement plans and programs:
- Section 415(m) of the Tax Code permits certain employers to provide a qualified governmental excess benefit arrangement, which may be subject to the same requirements as those applied to Tax Code Section 457(b) plans described below. If the Tax Code Section 415(m) arrangement is not designed to meet the requirements of Tax Code Section 457(b), then the amounts provided under the contract are taxed in accordance with Tax Code Section 451 and are generally taxable when paid or made available to you. **There is no further information regarding 415(m) arrangements in this prospectus**;
- Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as by non-governmental, tax-exempt organizations (non-governmental employers). We no longer offer the contracts in connection with 457 plans of governmental employers; although we may have existing participants in such plans. A 457 plan may be either a 457(b) plan or a 457(f) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to highly-compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Generally, participants may specify the form of investment for their deferred compensation account; and
- A non-Section 457 deferred compensation plan, which we define as, either a deferred compensation plan of a tax-exempt employer that is "grandfathered" and not subject to Section 457 rules or a deferred compensation plan of a for-profit employer that is not subject to Section 457 rules. Employers intending to use the contract with such plans should seek tax and/or legal advice.

Special Considerations for Section 457 Plans. Under 457(b) plans of non-governmental employers, 457(f) plans and non-Section 457 deferred compensation plans, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. 457(f) plans must also contain a "substantial risk of forfeiture" in order to defer taxation of contributions and earnings. Generally, a substantial risk of forfeiture means that your right to receive deferred compensation is dependent upon your performance of future services to an employer or other entity. **457(b) plans of governmental employers,** on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Taxation

The tax rules applicable to participants in these deferred compensation plans vary according to the type of plan and the specific terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a deferred compensation contract, or on income phase (e.g., annuity) payments from a deferred compensation contract, depends on the type of deferred compensation contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a deferred compensation contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some non-qualified deferred compensation plans are subject to additional distribution or other requirements that are not incorporated into the contracts described in this prospectus. No attempt is made to provide more than general information about the use of the contracts with deferred compensation plans. Contract owners, participants, annuitants and beneficiaries are cautioned that the rights of any person to any benefits under these deferred compensation plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the language of the contract, unless we consent in writing.

Generally, contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek tax and/or legal and tax advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that deferred compensation contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a deferred compensation plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the deferred compensation plan itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative, taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain deferred compensation plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with a tax and/or legal adviser in connection with contributions to a deferred compensation contract.

457(b) Plans. The total annual contributions (including pre-tax salary reduction contributions) made by you and your employer to a 457(b) plan cannot exceed, generally, the lesser of 100% of your includible compensation or $18,000 (as indexed for 2015). Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code Section 401(k), Roth 401(k), 403(b), Roth 403(b) and 125 cafeteria plans in addition to any deferrals to the 457(b) plan.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a deferred compensation plan who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:
- $6,000; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Special 457 Catch-ups. Additional special catch-up provisions may be available for 457(b) plans ("Special 457 Catch-ups") during the three years prior to the participant's normal retirement age. Note that the Special 457 Catch-ups cannot be used simultaneously with the catch-up contribution provisions referenced above. Specifically, a participant may elect to defer the larger of: twice the deferral limit ($36,000); or the basic annual limit plus the amount of the base limit not used in prior years (only allowed if not using age 50 and over catch-up contributions.) For advice with respect to these catch-up provisions, please consult a tax and/or legal adviser.

Distributions – General

Certain tax rules apply to distributions from the contracts. A distribution is any amount taken from a contract including withdrawals, income phase (i.e., annuity) payments, rollovers, exchanges and death benefit proceeds. We report the gross and taxable portion of all distributions to the IRS.

Governmental 457(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

Please note that a rollover distribution of a pre-tax account is reported as a taxable distribution.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

457(f) Plans. Compensation deferred under a 457(f) plan is includible in gross income in the first year in which it is no longer subject to a "substantial risk of forfeiture" as defined under Tax Code Section 457(f) or required to be includible under Tax Code Section 409A. If the requirements of Tax Code Section 409A are not met, affected participants covered by the plan will be subject to:
- Income tax inclusion on the deferred amounts, retroactive to the date of the original deferral (or if later, that date on which the deferred compensation was no longer subject to a substantial risk of forfeiture);
- Interest at the underpayment rate plus one percent on the underpayments; and
- An additional penalty tax equal to 20% of the amount included in income.

10% Additional Tax. In general, an eligible state or local governmental 457(b) plan is not subject to the 10% additional tax. However, any distribution attributable to amounts the 457(b) plan received in a direct rollover from a Section 401(a), 401(k), 403(a) or 403(b) plan is subject to the 10% additional tax unless one of the following exceptions applies:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- You have separated from service with the sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
- The distribution is a qualified reservist distribution as defined under the Tax Code.

In addition, the 10% additional tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Non-Section 457 Deferred Compensation Plans. Compensation deferred under a non-Section 457 deferred compensation plan is generally includible in income in the first year in which it is:

- Paid or otherwise made available to you or your designated beneficiary; or
- Required to be includible under Tax Code Section 409A.

Distribution – Eligibility

457(b) Plans. Under 457(b) plans, distributions may not be made available to you earlier than:

- The calendar year you attain age 70½;
- When you experience a severance from employment with your employer; or
- When you experience an unforeseeable emergency.

A one-time in-service distribution may also be permitted under a Section 457(b) plan sponsored by a tax-exempt entity if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the two-year period ending on the date of distribution.

457(f) Plans and Non-Section 457 Deferred Compensation Plans. Amounts deferred under Tax Code Section 457(f) plans and non-Section 457 deferred compensation plans on or after January 1, 2005, must also meet the requirements of Tax Code Section 409A, which includes standards for deferral elections, restrictions on subsequent elections regarding the time and form of payment and a prohibition on accelerating payment. It also requires distributions only upon the occurrence of the following specified events:

- Separation from service;
- Disability;
- Death;
- Payment upon a specified time (or under a specified schedule) determined at the date that the deferral is made;
- Change in control or ownership of the sponsoring employer; or
- Unforeseeable emergency.

Amounts deferred under these plans prior to January 1, 2005, may, if certain requirements are met, be "grandfathered" from the application of Tax Code Section 409A. For more information, please consult your own tax and/or legal adviser.

Lifetime Required Minimum Distributions (457(b) Plans Only)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution requirements set forth in the Tax Code. These rules dictate the following:
- Start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later unless:
- Under governmental 457(b) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Further information regarding required minimum distributions may be found in your contract and/or certificate/enrollment materials.

Required Distributions Upon Death (457(b) Plans Only)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract and/or certificate/enrollment materials.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2015, your entire balance must be distributed to the designated beneficiary by December 31, 2020. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

457(b) Plans of Non-Governmental Employers, 457(f) Plans and Non-Section 457 Deferred Compensation Plans. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. Wage withholding is not required on payments to designated beneficiaries.

Assignment and Other Transfers

457(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a Qualified Domestic Relations Order in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

Same-Sex Marriages

Before June 26, 2013, pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages were not recognized for purposes of federal law. On that date the U.S. Supreme Court held in United States v. Windsor that Section 3 of DOMA is unconstitutional. While valid same-sex marriages are now recognized under federal law and the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code Sections 72(s) and 401(a)(9) are now available to same-sex spouses, there are still unanswered questions regarding the scope and impact of the Windsor decision at a state tax level. Consequently, if you are married to a same-sex spouse you should contact a tax and/or adviser regarding spousal rights and benefits under the contracts described in this prospectus and your particular tax situation.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account, and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

CONTRACT DISTRIBUTION

General

The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker/dealer with the SEC. Voya Financial Partners, LLC is also a member of FINRA and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker/dealers that have entered into selling agreements with Voya Financial Partners, LLC. We refer to these broker/dealers as "distributors." The following distributors are affiliated with the Company and have entered into selling agreements with Voya Financial Partners, LLC for the sale of our variable annuity contracts:

- Voya Financial Advisors, Inc.; and
- Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the separate account, but instead is paid by us through Voya Financial Partners, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets range from 0% to 7%. The commission paid on recurring payments made during the first year of the participant account range from 0% to 7%. After the first year of the participant account, renewal commissions up to 1% may be paid on recurring payments up to the amount of the maximum of prior year's payments and commissions of up to 7% may be paid on recurring payments in excess of this amount. In addition, the Company may pay up to 2.50% on transferred assets and asset-based commission ranging up to 0.10%.

In addition, we may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain premium received during that year if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total purchase payments. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. These other promotional incentives or payments may be limited to contracts offered to certain plans, may not be offered to all distributors and may be limited only to Voya Financial Advisors, Inc., Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with purchase payments received for a limited time period within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to Voya Financial Advisors, Inc., Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Employees of the Company or its affiliates (including wholesaling employees) may receive more compensation when funds advised by the Company or its affiliates ("affiliated funds") are selected by a contract holder than when unaffiliated funds are selected. Additionally, management personnel of the Company and of its affiliated broker/dealers may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or a specific percentage of the purchase payments received under the contracts or that may be a flat dollar amount which varies based upon other factors, including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through Voya Financial Partners, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:
- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or non cash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2014, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

- Voya Financial Advisors, Inc.;
- Signator Financial Services, Inc.;
- LPL Financial Corporation;
- Morgan Stanley Smith Barney LLC;
- American Portfolios Financial Services, Inc.;
- Cetera Financial Group;
- Financial Telesis Inc./Jhw Financial Services Inc.;
- Lincoln Financial Advisors Corporation;
- NFP Advisor Services, LLC;
- PlanMember Securities Corporation;
- Securities America, Inc.;
- Royal Alliance Associates, Inc.;
- MetLife Securities, Inc.;
- Primerica Financial Services, Inc.;
- NIA Securities, Inc.;
- GWN Securities, Inc.;
- Cadaret, Grant & Co., Inc.;
- TFS Securities, Inc.;
- NYLIFE Securities LLC;
- Woodbury Financial Services, Inc.;
- National Planning Corporation;
- Ameriprise Financial Services, Inc.;
- Northwestern Mutual Investment Services, LLC;
- First Allied Securities, Inc.; and
- Edward D. Jones & Co., L.P.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts and/or services over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Compensation Arrangements. Please be aware that:
- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the contract owner, the Company makes payments to the contract owner, its representatives or third party service providers intended to defray or cover the costs of plan or program related administration.

OTHER TOPICS

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:
- Standardized average annual total returns; and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccounts over the most recent month-end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained. We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges (if any) and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

Contract Modification

We may change the contract as required by federal or state law. In addition, we may, upon 30 days' written notice to the contract holder, make other changes to group contracts that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under that contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Voya Financial Partners, LLC's ability to distribute the contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:
- On any valuation date when the NYSE is closed (except customary weekend and holiday closings) when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable for us fairly to determine the value of the subaccount's assets; or
- During any other periods the SEC may, by order, permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or other regulatory proceeding.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature.

If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Intent to Confirm Quarterly

Under certain contracts, we will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

General Information and History	2
Variable Annuity Account B	2
Offering and Purchase of Contracts	3
Income Phase Payments	3
Sales Material and Advertising	4
Experts	5
Financial Statements of the Separate Account	1
Consolidated Financial Statements of Voya Retirement Insurance and Annuity Company	C-1

You may request an SAI by calling the Company at the number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

APPENDIX I
GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account ("GAA") is a fixed interest option that may be available during the accumulation phase under the contracts. Amounts applied to GAA will be held in a nonunitized separate account within the Company's general account. This appendix is only a summary of certain facts about GAA. Please read the GAA prospectus before investing in this option. You may obtain a copy of the GAA prospectus by contacting us at the address or telephone number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

General Disclosure. Amounts that you invest in GAA will earn a guaranteed interest rate if amounts are left in GAA for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in GAA, you will want to contact your representative or the Company to learn:
- The interest rate we will apply to the amounts that you invest in GAA. We change this rate periodically, so be certain you know what rate we guarantee on the day your account dollars are invested into GAA.
- The period of time your account dollars need to remain in GAA in order to earn that rate. You are required to leave your account dollars in GAA for a specified period of time ("guaranteed term"), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in GAA. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond with, interest rates available on fixed income investments we may buy using deposits directed to GAA. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends and competitive factors. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

Fees and Other Deductions. If all or a portion of your account value in GAA is withdrawn, you may incur the following:
- A Market Value Adjustment ("MVA") – as described in this appendix and in the GAA prospectus;
- Tax Penalties and/or Tax withholding – **see "FEDERAL TAX CONSIDERATIONS"**;
- Early Withdrawal Charge – **see "FEES"**; or
- Maintenance Fee – **see "FEES."**

We do not make deductions from amounts in GAA to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment. If you withdraw or transfer your account value from GAA before the guaranteed term is completed, an MVA may apply. The MVA may be positive or negative. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit as follows:
- If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into GAA; and
- If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

If you have elected ECO as described in **"SYSTEMATIC DISTRIBUTION OPTIONS,"** no MVA applies to amounts withdrawn from the GAA.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in GAA in order to earn the guaranteed interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:
- Short-term – three years or less; and
- Long-term – ten years or less, but greater than three years.

At the end of a guaranteed term, your contract holder or you if permitted may:
- Transfer dollars to a new guaranteed term;
- Transfer dollars to other available investment options; or
- Withdraw dollars.

Deductions may apply to withdrawals. **See "Fees and Other Deductions" in this appendix.**

Transfer of Account Dollars. Generally, account dollars invested in GAA may be transferred among guaranteed terms offered through GAA, and/or to other investment options offered through the contracts. However, transfers may not be made during the deposit period in which your account dollars are invested in GAA or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. GAA cannot be used as an investment option during the income phase. However, the contract holder (or you, if permitted) may notify us at least 30 days in advance to elect a variable payment option and to transfer your GAA account dollars to any of the subaccounts available during the income phase.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this appendix relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by contacting us at the address and telephone number listed in "CONTRACT OVERVIEW – Questions: Contacting the Company." The number assigned to the registration statement for this offering is 333-200435.

APPENDIX II
THE FIXED ACCOUNTS

The Fixed Account and Fixed Account 2 (collectively the "Accounts" or these "options") are investment options available during the accumulation phase under the contract. The availability of the Fixed Account and the Fixed Account 2 may vary by plan. Amounts allocated to either of these options are held in the Company's general account which supports insurance and annuity obligations.

Additional information about these options may be found in the contract.

General Disclosure. Interests in the Accounts have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Accounts may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this appendix regarding the Accounts has not been reviewed by the SEC.

Interest Rates. We guarantee that amounts allocated to these options will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. Amounts allocated to these options will earn the interest rate in effect at the time money is applied. Amounts in the Accounts will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under these options, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to these options and promising a minimum interest rate and income phase payment.

Withdrawals. Under certain emergency conditions, we may defer payment of any withdrawal for a period of up to six months or as provided by applicable federal or state law.

Additionally, if allowed by state law, we may pay withdrawals in equal payments with interest, over a period not to exceed 60 months when:
- The Fixed Account or Fixed Account 2 withdrawal value for the contract or for the total of the accounts under the contract exceeds $250,000 on the day before withdrawal; and
- The sum of the current Fixed Account withdrawal and total of all Fixed Account withdrawals from the contract or any account under the contract within the past 12 calendar months exceeds 20% of the amount in the Fixed Account on the day before current withdrawal.

The contract describes how we will determine the interest rate credited to amounts held in the Fixed Account or Fixed Account 2 during the payment period, including the minimum interest rate.

Charges. We do not make deductions from amounts in the Fixed Account or Fixed Account 2 to cover mortality and expense risks. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. **See "FEES – Early Withdrawal Charge."**

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account or Fixed Account 2 to any other available investment option. We may, on a temporary basis, vary the amount that you are allowed to transfer but it will never be less than 10% of your account value held in the Fixed Account or 50% of your account value held in the Fixed Account 2. These limits are reduced by any withdrawals, transfers or income phase payments made in the calendar year. The 10% limit from the Fixed Account does not apply to amounts being transferred into the Fixed Plus Account (if available under the contract).

By notifying us at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company"** at least 30 days before income phase payments begin, you may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments.

APPENDIX III
FIXED PLUS ACCOUNT

The Fixed Plus Account is an investment option available under some contracts. Amounts allocated to the Fixed Plus Account are held in the Company's general account which supports insurance and annuity obligations. We reserve the right to limit investment in or transfers to the Fixed Plus Account.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Fixed Plus Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this appendix regarding the Fixed Plus Account has not been reviewed by the SEC.

Interest Rates. We guarantee that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. For some contracts we credit amounts held in the Fixed Plus Account with a rate 0.25% higher than the then-declared rate beginning in the tenth year after your account was established. Amounts applied to the Fixed Plus Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks in determining the credited rate.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets, the amortization of any capital gains and/or losses realized on the sale of invested assets and whether a transfer credit has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Request for Partial Withdrawal. Partial withdrawals are limited to 20% of the amount held in the Fixed Plus Account on the day we receive a request in good order at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** The 20% limit is reduced by any Fixed Plus withdrawals, transfers or income phase payments made in the last 12 months. In calculating the 20% limit, we reserve the right to include payments made through a Systematic Distribution Option, if available under your contract.

The 20% limit is waived if a partial withdrawal is taken proportionally from each investment option in which the account invests and is due to one or more of the following:
- Election of any income phase payment option with fixed payments or a lifetime payment option with variable payments; and/or
- Due to your death (the withdrawal must occur within six months after death and can only be exercised once).

Request for Full Withdrawal. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account, with interest, in five annual payments equal to:
- One-fifth of the Fixed Plus Account value on the day we receive the request, reduced by any Fixed Plus Account withdrawals, transfers or income phase payments made during the past 12 months;
- One-fourth of the remaining Fixed Plus Account value 12 months later;
- One-third of the remaining Fixed Plus Account value 12 months later;
- One-half of the remaining Fixed Plus Account value 12 months later; and
- The balance of the Fixed Plus Account value 12 months later.

A full withdrawal may be canceled at any time before the end of the five-payment period.

Once we receive a request for full withdrawal, no further withdrawals or transfers will be permitted from Fixed Plus Account.

We will waive the above full withdrawal five-payment period if the full withdrawal is made due to any of the following:
- Your death occurs before income phase payments have begun (request must be received within six months after date of death); or
- Election of any income phase payment option with fixed payments or a lifetime payment option with variable payments; or
- Your account value in the Fixed Plus Account is $3,500 or less and no withdrawals, transfers or income phase payments have been made from your account within the past 12 months.

Charges. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers. Transfers are limited to 20% of the amount held in the Fixed Plus Account on the day a request in good order is received at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** The 20% is reduced by any Fixed Plus Account withdrawals, transfers or income phase payments made in the past 12 months. We reserve the right to include payments made through a Systematic Distribution Option, if available under your contract, in calculating the 20% limit. The 20% limit will be waived if your account value in the Fixed Plus Account is $1,000 or less.

Income Phase. Amounts accumulating under the Fixed Plus Account can be transferred to the subaccounts to fund variable lifetime income options during the income phase. However, Fixed Plus Account values may not be used to fund nonlifetime income options with variable payments.

Systematic Withdrawal Option. If available under your contract, SWO **(see "SYSTEMATIC DISTRIBUTION OPTIONS")**, may not be elected if you have requested a Fixed Plus Account transfer or withdrawal within the past 12 months.

APPENDIX IV
FUND DESCRIPTIONS

The investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act. Fund prospectuses may be obtained free of charge by contacting us at the address and telephone number listed in "CONTRACT OVERVIEW – Questions," by accessing the SEC's website or by contacting the SEC's Public Reference Branch. If you received a summary prospectus for any of the funds available through the contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through the contracts, please see the cover page.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds Insurance Series® – Growth Fund **Investment Adviser:** Capital Research and Management Company[SM]	Seeks growth of capital.
American Funds Insurance Series® – Growth-Income Fund **Investment Adviser:** Capital Research and Management Company[SM]	Seeks long-term growth of capital and income.
American Funds Insurance Series® – International Fund **Investment Adviser:** Capital Research and Management Company[SM]	Seeks long-term growth of capital.
Calvert VP SRI Balanced Portfolio **Investment Adviser:** Calvert Investment Management, Inc.	A *non-diversified* Portfolio that seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment criteria, including financial, sustainability and social responsibility factors.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Federated Fund for U.S. Government Securities II **Investment Adviser:** Federated Investment Management Company	Seeks to provide current income.
Federated High Income Bond Fund II **Investment Adviser:** Federated Investment Management Company.	Seeks high current income.
Fidelity® VIP Contrafund® Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Fidelity® VIP Growth Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks to achieve capital appreciation.
Fidelity® VIP Overseas Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term growth of capital.
Franklin Small Cap Value VIP Fund **Investment Adviser:** Franklin Advisory Services, LLC	Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small capitalization companies.
Invesco V.I. American Franchise Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks capital growth.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Invesco V.I. Core Equity Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long term growth of capital.
Lord Abbett Series Fund Mid Cap Stock Portfolio **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.
Oppenheimer Main Street Small Cap Fund®/VA **Investment Adviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
PIMCO Foreign Bond Portfolio (Unhedged) **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of real capital and prudent investment management.
PIMCO Real Return Portfolio **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer Emerging Markets VCT Portfolio **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks long-term capital appreciation primarily through the securities of issuers in countries with emerging economies or securities markets.
Pioneer High Yield VCT Portfolio **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return by investing in below-investment-grade debt securities and preferred securities.

Voya Aggregate Bond Portfolio
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks maximum total return, consistent with capital preservation and prudent investment management.

Voya Balanced Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.

Voya Emerging Markets Index Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadvisers: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of an index that measures the investment return of emerging markets securities.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Global Bond Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
Voya Global Perspectives Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks total return.
Voya Global Value Advantage Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.
Voya Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya High Yield Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income and total return.
Voya Index Plus LargeCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500 Index, while maintaining a market level of risk.
Voya Index Plus MidCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's MidCap 400 Index, while maintaining a market level of risk.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya Index Plus SmallCap Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk.

Voya Intermediate Bond Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Voya International Index Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.

Voya Large Cap Growth Portfolio
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital growth.

Voya Large Cap Value Portfolio
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks long-term growth of capital and current income.

Voya MidCap Opportunities Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital appreciation.

Voya Money Market Portfolio*
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.

* There is no guarantee that the Voya Money Market Portfolio subaccount will have a positive or level return.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Multi-Manager Large Cap Core Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers:** Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company	Seeks reasonable income and capital growth.
Voya Russell^{TM} Large Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, Inc. **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
Voya Russell^{TM} Large Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
Voya Russell^{TM} Large Cap Value Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
Voya Russell^{TM} Mid Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, Inc. **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
Voya Russell^{TM} Mid Cap Index Portfolio **Investment Adviser:** Voya Investments, Inc. **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.
Voya Russell^{TM} Small Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Small Company Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
Voya SmallCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Solution 2015 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2025 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2035 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Solution 2045 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2055 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Strategic Allocation Conservative Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital.
Voya Strategic Allocation Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital appreciation.
Voya Strategic Allocation Moderate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized).
Voya U.S. Bond Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays U.S. Aggregate Bond Index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya U.S. Stock Index Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.
VY® American Century Small-Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth. Income is a secondary objective.
VY® Baron Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY® Clarion Global Real Estate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return, consisting of capital appreciation and current income.
VY® Clarion Real Estate Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks total return including capital appreciation and current income.
VY® Columbia Contrarian Core Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return, consisting of long-term capital appreciation and current income.
VY® Columbia Small Cap Value II Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

VY® FMR® Diversified Mid Cap Portfolio*
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Fidelity Management & Research Company
 	
*** FMR is a registered service mark of Fidelity Management &
   Research Company. Used with permission.**
	Seeks long-term growth of capital.

VY® Invesco Comstock Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Invesco Advisers, Inc.
	Seeks capital growth and income.

VY® Invesco Equity and Income Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Invesco Advisers, Inc.
	Seeks total return, consisting of long-term capital appreciation and current income.

VY® Invesco Growth and Income Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Invesco Advisers, Inc.
	Seeks long-term growth of capital and income.

VY® JPMorgan Emerging Markets Equity Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: J.P. Morgan Investment Management Inc.
	Seeks capital appreciation.

VY® JPMorgan Mid Cap Value Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: J.P. Morgan Investment Management, Inc.
	Seeks growth from capital appreciation.

VY® JPMorgan Small Cap Core Equity Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: J.P. Morgan Investment Management Inc.
	Seeks capital growth over the long term.

VY® Oppenheimer Global Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: OppenheimerFunds, Inc.
	Seeks capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® Pioneer High Yield Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
VY® T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
VY® T. Rowe Price Equity Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital through investments in stocks.
VY® T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth through investments in stocks.
VY® T. Rowe Price International Stock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
VY® Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® Templeton Global Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.
Wanger International **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger Select **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger USA **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

APPENDIX V
CONDENSED FINANCIAL INFORMATION

TABLE OF CONTENTS

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2014, the following tables give: (1) the accumulation unit value ("AUV") at the beginning of the period: (2) the AUV at the end of the period: and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account B available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2014, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2014 are not reflected in the following information.

TABLE 1
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.35%
(Selected data for accumulation units outstanding throughout each period)

	2014	**2013**	**2012**	**2011**	**2010**	**2009**
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$16.12	$12.32	$10.62	$10.93	$9.36	$7.69
Value at end of period	$17.98	$16.12	$12.32	$10.62	$10.93	$9.36
Number of accumulation units outstanding at end of period	134,498	131,393	127,824	117,228	98,084	120,815
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$15.44	$12.09	$10.35	$10.28	$8.96	$7.43
Value at end of period	$16.73	$15.44	$12.09	$10.35	$10.28	$8.96
Number of accumulation units outstanding at end of period	14,041	13,850	13,548	13,013	12,807	11,029
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$15.46	$11.38	$9.96	$9.97	$8.06	$6.79
Value at end of period	$17.15	$15.46	$11.38	$9.96	$9.97	$8.06
Number of accumulation units outstanding at end of period	46,217	46,226	48,064	47,223	46,675	48,436
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$12.15	$9.35	$7.77	$9.41	$8.35	$7.04
Value at end of period	$11.13	$12.15	$9.35	$7.77	$9.41	$8.35
Number of accumulation units outstanding at end of period	17,321	21,455	18,805	16,910	14,331	12,764
INVESCO V.I. CORE EQUITY FUND (SERIES I)						
Value at beginning of period	$15.33	$11.90	$10.49	$10.53	$9.64	$7.53
Value at end of period	$16.52	$15.33	$11.90	$10.49	$10.53	$9.64
Number of accumulation units outstanding at end of period	418	418	419	418	419	419
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)						
Value at beginning of period	$16.20	$12.47	$10.93	$11.43	$9.14	$7.24
Value at end of period	$18.00	$16.20	$12.47	$10.93	$11.43	$9.14
Number of accumulation units outstanding at end of period	3,097	4,021	4,022	11,854	14,713	13,475

	2014	2013	2012	2011	2010	2009
VOYA BALANCED PORTFOLIO (CLASS I)						
Value at beginning of period	$14.03	$12.07	$10.66	$10.84	$9.53	$8.01
Value at end of period	$14.86	$14.03	$12.07	$10.66	$10.84	$9.53
Number of accumulation units outstanding at end of period	0	2,460	2,459	2,458	2,488	2,489
VOYA GLOBAL BOND PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$12.44	$13.00	$12.09	$11.70	$10.13	$8.76
Value at end of period	$12.44	$12.44	$13.00	$12.09	$11.70	$10.13
Number of accumulation units outstanding at end of period	11,661	11,281	8,572	12,237	14,204	7,649
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)						
Value at beginning of period	$15.80	$12.13	$10.52	$10.58	$9.30	$7.16
Value at end of period	$17.43	$15.80	$12.13	$10.52	$10.58	$9.30
Number of accumulation units outstanding at end of period	29,886	29,882	30,802	30,784	34,917	29,518
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)						
Value at beginning of period	$15.74	$11.88	$10.42	$10.46	$9.21	$7.49
Value at end of period	$17.85	$15.74	$11.88	$10.42	$10.46	$9.21
Number of accumulation units outstanding at end of period	19,006	18,063	14,516	15,509	15,965	22,712
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)						
Value at beginning of period	$17.00	$12.68	$10.81	$10.97	$9.03	$6.87
Value at end of period	$18.56	$17.00	$12.68	$10.81	$10.97	$9.03
Number of accumulation units outstanding at end of period	36,264	33,178	28,834	25,245	20,117	24,406
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)						
Value at beginning of period	$17.55	$12.34	$11.02	$11.14	$9.10	$7.31
Value at end of period	$18.44	$17.55	$12.34	$11.02	$11.14	$9.10
Number of accumulation units outstanding at end of period	16,095	14,461	10,244	8,258	7,295	19,308
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)						
Value at beginning of period	$13.34	$13.40	$12.30	$11.47	$10.48	$9.42
Value at end of period	$14.18	$13.34	$13.40	$12.30	$11.47	$10.48
Number of accumulation units outstanding at end of period	16,224	15,977	15,987	18,332	15,414	16,918
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during January 2011)						
Value at beginning of period	$15.98	$12.24	$10.40	$10.33		
Value at end of period	$18.09	$15.98	$12.24	$10.40		
Number of accumulation units outstanding at end of period	2,410	376	377	377		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$15.89	$12.18	$10.66	$10.33	$8.69	$7.37
Value at end of period	$17.43	$15.89	$12.18	$10.66	$10.33	$8.69
Number of accumulation units outstanding at end of period	32,476	34,158	34,403	36,142	66,038	81,775
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)						
(Funds were first received in this option during March 2013)						
Value at beginning of period	$18.94	$15.75				
Value at end of period	$20.54	$18.94				
Number of accumulation units outstanding at end of period	548	273				
VOYA MONEY MARKET PORTFOLIO (CLASS I)						
Value at beginning of period	$9.99	$10.02	$10.05	$10.09	$10.10	$10.09
Value at end of period	$9.95	$9.99	$10.02	$10.05	$10.09	$10.10
Number of accumulation units outstanding at end of period	686	3,232	5,872	8,504	12,748	18,118

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009
VOYA SMALL COMPANY PORTFOLIO (CLASS I)						
Value at beginning of period	$17.52	$12.76	$11.18	$11.51	$9.28	$7.29
Value at end of period	$18.60	$17.52	$12.76	$11.18	$11.51	$9.28
Number of accumulation units outstanding at end of period	4,654	4,256	8,297	7,609	5,869	1,292
VOYA SOLUTION 2015 PORTFOLIO (CLASS S)						
(Funds were first received in this option during September 2013)						
Value at beginning of period	$12.84	$12.45				
Value at end of period	$13.53	$12.84				
Number of accumulation units outstanding at end of period	19,132	19,127				
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$13.41	$11.57	$10.24	$10.60	$9.35	$8.02
Value at end of period	$14.11	$13.41	$11.57	$10.24	$10.60	$9.35
Number of accumulation units outstanding at end of period	33,036	27,744	23,736	20,169	14,820	17,410
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$13.81	$11.51	$10.04	$10.56	$9.25	$7.84
Value at end of period	$14.54	$13.81	$11.51	$10.04	$10.56	$9.25
Number of accumulation units outstanding at end of period	19,853	17,280	16,048	9,374	6,195	4,108
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$13.87	$11.27	$9.80	$10.36	$9.03	$7.63
Value at end of period	$14.66	$13.87	$11.27	$9.80	$10.36	$9.03
Number of accumulation units outstanding at end of period	0	0	0	15,045	11,315	7,815
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)						
(Funds were first received in this option during January 2013)						
Value at beginning of period	$13.74	$12.49				
Value at end of period	$14.60	$13.74				
Number of accumulation units outstanding at end of period	2,292	671				
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)						
Value at beginning of period	$14.01	$11.48	$10.02	$10.36	$9.19	$7.36
Value at end of period	$14.87	$14.01	$11.48	$10.02	$10.36	$9.19
Number of accumulation units outstanding at end of period	5,350	1,871	2,240	1,597	98	6,048
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)						
Value at beginning of period	$13.83	$11.90	$10.51	$10.61	$9.50	$7.82
Value at end of period	$14.70	$13.83	$11.90	$10.51	$10.61	$9.50
Number of accumulation units outstanding at end of period	41,516	15,018	12,745	9,656	5,931	2,359
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$19.04	$14.55	$12.55	$13.00	$10.69	$8.53
Value at end of period	$21.34	$19.04	$14.55	$12.55	$13.00	$10.69
Number of accumulation units outstanding at end of period	50,310	46,110	42,606	38,075	31,399	15,932
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$15.91	$12.77	$11.37	$11.53	$10.30	$8.71
Value at end of period	$17.27	$15.91	$12.77	$11.37	$11.53	$10.30
Number of accumulation units outstanding at end of period	43,548	39,969	37,980	36,539	34,284	39,657

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$18.46	$14.08	$11.77	$11.60	$9.47	$7.78
Value at end of period	$21.15	$18.46	$14.08	$11.77	$11.60	$9.47
Number of accumulation units outstanding at end of period	26,638	24,592	22,161	19,488	22,108	47,892
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$15.90	$12.55	$10.35	$11.30	$9.77	$8.01
Value at end of period	$16.21	$15.90	$12.55	$10.35	$11.30	$9.77
Number of accumulation units outstanding at end of period	45,422	44,638	50,467	50,294	53,593	54,500
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$17.69	$13.13	$11.35	$11.83	$9.24	$7.64
Value at end of period	$19.72	$17.69	$13.13	$11.35	$11.83	$9.24
Number of accumulation units outstanding at end of period	10,752	9,636	20,341	12,096	11,409	8,754
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$17.93	$12.92	$10.90	$11.06	$9.50	$7.79
Value at end of period	$19.42	$17.93	$12.92	$10.90	$11.06	$9.50
Number of accumulation units outstanding at end of period	31,818	30,165	31,952	26,484	29,164	21,060
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2009)						
Value at beginning of period	$12.39	$10.34	$8.73	$9.95	$9.17	$7.64
Value at end of period	$11.53	$12.39	$10.34	$8.73	$9.95	$9.17
Number of accumulation units outstanding at end of period	13,704	12,225	10,647	9,109	8,167	7,591

TABLE 2
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.70%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$13.85	$11.82	$10.77	$10.37	$9.31	$7.49	$9.94
Value at end of period	$15.07	$13.85	$11.82	$10.77	$10.37	$9.31	$7.49
Number of accumulation units outstanding at end of period	208	208	196	182	168	151	131
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$15.77	$12.10	$10.46	$10.81	$9.29	$6.89	$9.89
Value at end of period	$17.53	$15.77	$12.10	$10.46	$10.81	$9.29	$6.89
Number of accumulation units outstanding at end of period	51,875	50,293	48,878	54,910	56,322	61,425	59,360
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$15.11	$11.88	$10.19	$10.17	$8.89	$6.88	$9.78
Value at end of period	$16.31	$15.11	$11.88	$10.19	$10.17	$8.89	$6.88
Number of accumulation units outstanding at end of period	11,761	15,620	15,397	17,647	18,672	22,350	21,846

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$15.13	$11.17	$9.81	$9.86	$8.00	$6.28	$9.97
Value at end of period	$16.72	$15.13	$11.17	$9.81	$9.86	$8.00	$6.28
Number of accumulation units outstanding at end of period	11,680	11,481	10,492	7,187	14,906	18,622	17,678
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$11.89	$9.18	$7.65	$9.31	$8.28	$6.59	$9.88
Value at end of period	$10.85	$11.89	$9.18	$7.65	$9.31	$8.28	$6.59
Number of accumulation units outstanding at end of period	16,432	8,898	7,404	7,652	5,344	7,075	5,900
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$17.47	$12.92	$10.99	$11.50	$9.03	$7.04	$9.91
Value at end of period	$17.45	$17.47	$12.92	$10.99	$11.50	$9.03	$7.04
Number of accumulation units outstanding at end of period	7,849	8,968	6,953	8,282	8,320	7,168	6,396
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)							
(Funds were first received in this option during April 2012)							
Value at beginning of period	$50.21	$36.08	$37.18				
Value at end of period	$54.06	$50.21	$36.08				
Number of accumulation units outstanding at end of period	103	41	38				
INVESCO V.I. CORE EQUITY FUND (SERIES I)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$15.00	$11.68	$10.33	$10.41	$9.57	$7.51	$9.88
Value at end of period	$16.10	$15.00	$11.68	$10.33	$10.41	$9.57	$7.51
Number of accumulation units outstanding at end of period	2,314	2,962	2,483	1,405	1,393	1,851	1,635
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$15.85	$12.25	$10.77	$11.30	$9.07	$7.21	$9.87
Value at end of period	$17.55	$15.85	$12.25	$10.77	$11.30	$9.07	$7.21
Number of accumulation units outstanding at end of period	10,109	9,415	8,880	9,486	9,761	9,116	9,078
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$18.24	$13.03	$11.12	$11.45	$9.34	$6.86	$9.95
Value at end of period	$20.28	$18.24	$13.03	$11.12	$11.45	$9.34	$6.86
Number of accumulation units outstanding at end of period	3,409	2,526	2,281	1,799	1,262	785	250
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$12.22	$13.55	$12.55	$11.32	$10.54	$8.97	$10.02
Value at end of period	$12.51	$12.22	$13.55	$12.55	$11.32	$10.54	$8.97
Number of accumulation units outstanding at end of period	5,941	6,698	11,695	12,669	7,689	4,913	1,899
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$8.32	$8.54	$7.68	$10.10	$8.78	$5.06	$9.90
Value at end of period	$7.22	$8.32	$8.54	$7.68	$10.10	$8.78	$5.06
Number of accumulation units outstanding at end of period	10,846	7,955	6,874	6,907	5,641	4,066	1,893
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$15.70	$14.11	$12.25	$12.54	$10.70	$6.71	$9.97
Value at end of period	$15.61	$15.70	$14.11	$12.25	$12.54	$10.70	$6.71
Number of accumulation units outstanding at end of period	3,341	1,851	1,491	1,452	621	633	521

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$12.73	$13.07	$12.20	$11.90	$11.14	$9.96	$9.97
Value at end of period	$13.30	$12.73	$13.07	$12.20	$11.90	$11.14	$9.96
Number of accumulation units outstanding at end of period	12,521	20,406	23,798	21,107	17,119	11,511	3,417
VOYA BALANCED PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$13.73	$11.85	$10.50	$10.72	$9.46	$7.99	$9.94
Value at end of period	$14.48	$13.73	$11.85	$10.50	$10.72	$9.46	$7.99
Number of accumulation units outstanding at end of period	19,027	28,138	27,826	28,282	27,971	42,036	41,357
VOYA GLOBAL BOND PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$12.17	$12.76	$11.91	$11.57	$10.05	$8.33	$10.00
Value at end of period	$12.13	$12.17	$12.76	$11.91	$11.57	$10.05	$8.33
Number of accumulation units outstanding at end of period	20,202	16,287	16,799	13,531	10,311	7,877	8,125
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$10.04	$8.90	$9.22	$10.22	$8.46	$6.20	$10.09
Value at end of period	$8.79	$10.04	$8.90	$9.22	$10.22	$8.46	$6.20
Number of accumulation units outstanding at end of period	16,626	20,319	18,661	18,907	13,405	12,223	10,616
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$15.46	$11.91	$10.36	$10.46	$9.23	$7.14	$9.86
Value at end of period	$16.99	$15.46	$11.91	$10.36	$10.46	$9.23	$7.14
Number of accumulation units outstanding at end of period	99,244	111,478	98,753	101,211	108,694	121,550	129,791
VOYA HIGH YIELD PORTFOLIO (CLASS S)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$16.58	$15.81	$13.96	$13.47	$11.87	$8.00	$9.97
Value at end of period	$16.66	$16.58	$15.81	$13.96	$13.47	$11.87	$8.00
Number of accumulation units outstanding at end of period	2,751	2,120	2,216	3,598	825	169	1,932
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$15.40	$11.66	$10.26	$10.34	$9.14	$7.47	$9.88
Value at end of period	$17.41	$15.40	$11.66	$10.26	$10.34	$9.14	$7.47
Number of accumulation units outstanding at end of period	14,157	14,771	14,102	14,681	17,489	19,228	28,884
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$16.64	$12.45	$10.65	$10.85	$8.96	$6.85	$9.94
Value at end of period	$18.10	$16.64	$12.45	$10.65	$10.85	$8.96	$6.85
Number of accumulation units outstanding at end of period	5,591	6,122	6,451	12,137	11,506	11,468	11,018
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$17.17	$12.12	$10.86	$11.02	$9.03	$7.28	$9.93
Value at end of period	$17.98	$17.17	$12.12	$10.86	$11.02	$9.03	$7.28
Number of accumulation units outstanding at end of period	5,473	5,675	5,601	7,027	6,663	7,444	7,501
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$13.05	$13.16	$12.12	$11.35	$10.40	$9.39	$10.02
Value at end of period	$13.83	$13.05	$13.16	$12.12	$11.35	$10.40	$9.39
Number of accumulation units outstanding at end of period	20,067	10,217	15,453	11,680	10,297	11,346	13,618

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)							
(Funds were first received in this option during August 2009)							
Value at beginning of period	$11.28	$9.36	$7.94	$9.10	$8.50	$7.80	
Value at end of period	$10.54	$11.28	$9.36	$7.94	$9.10	$8.50	
Number of accumulation units outstanding at end of period	8,774	8,756	8,723	8,695	4,572	3,356	
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$10.30	$8.55	$7.23	$8.56	$8.41	$6.66	$9.81
Value at end of period	$9.72	$10.30	$8.55	$7.23	$8.56	$8.41	$6.66
Number of accumulation units outstanding at end of period	2,852	4,045	3,737	4,952	4,583	3,931	3,517
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)							
(Funds were first received in this option during January 2011)							
Value at beginning of period	$15.80	$12.15	$10.36	$10.32			
Value at end of period	$17.83	$15.80	$12.15	$10.36			
Number of accumulation units outstanding at end of period	40,434	21,415	24,041	21,060			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$15.55	$11.96	$10.50	$10.22	$8.62	$7.70	$9.87
Value at end of period	$16.99	$15.55	$11.96	$10.50	$10.22	$8.62	$7.70
Number of accumulation units outstanding at end of period	25,325	18,337	10,247	10,089	4,825	5,260	3,848
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$18.53	$14.14	$12.47	$12.62	$9.75	$6.94	$9.99
Value at end of period	$20.03	$18.53	$14.14	$12.47	$12.62	$9.75	$6.94
Number of accumulation units outstanding at end of period	5,939	8,006	6,703	3,226	2,053	2,806	2,555
VOYA MONEY MARKET PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$9.77	$9.84	$9.91	$9.97	$10.02	$10.06	$10.00
Value at end of period	$9.71	$9.77	$9.84	$9.91	$9.97	$10.02	$10.06
Number of accumulation units outstanding at end of period	3,612	10,728	5,110	6,436	6,810	12,722	26,372
VOYA RUSSELL[TM] **LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)**							
(Funds were first received in this option during February 2010)							
Value at beginning of period	$21.73	$16.58	$14.58	$14.09	$12.10		
Value at end of period	$24.41	$21.73	$16.58	$14.58	$14.09		
Number of accumulation units outstanding at end of period	485	197	150	111	65		
VOYA RUSSELL[TM] **LARGE CAP INDEX PORTFOLIO (CLASS I)**							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$15.54	$11.85	$10.32	$10.14	$9.10	$7.72	
Value at end of period	$17.42	$15.54	$11.85	$10.32	$10.14	$9.10	
Number of accumulation units outstanding at end of period	2,188	1,437	1,076	0	2,086	1,880	
VOYA RUSSELL[TM] **LARGE CAP VALUE INDEX PORTFOLIO (CLASS I)**							
(Funds were first received in this option during July 2014)							
Value at beginning of period	$10.59						
Value at end of period	$10.90						
Number of accumulation units outstanding at end of period	862						
VOYA RUSSELL[TM] **MID CAP GROWTH INDEX PORTFOLIO (CLASS S)**							
(Funds were first received in this option during April 2013)							
Value at beginning of period	$23.99	$19.35					
Value at end of period	$26.47	$23.99					
Number of accumulation units outstanding at end of period	1,241	4					

	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2013)							
Value at beginning of period	$17.15	$15.23					
Value at end of period	$19.19	$17.15					
Number of accumulation units outstanding at end of period	686	418					
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$18.84	$13.65	$11.93	$11.91	$9.07	$6.97	$9.96
Value at end of period	$19.76	$18.84	$13.65	$11.93	$11.91	$9.07	$6.97
Number of accumulation units outstanding at end of period	1,073	667	668	533	218	196	169
VOYA SMALL COMPANY PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$17.14	$12.53	$11.02	$11.38	$9.21	$7.27	$9.96
Value at end of period	$18.13	$17.14	$12.53	$11.02	$11.38	$9.21	$7.27
Number of accumulation units outstanding at end of period	13,667	15,654	15,994	18,095	18,692	18,412	17,943
VOYA SOLUTION 2015 PORTFOLIO (CLASS S)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$12.56	$11.60	$10.48	$10.63	$9.62	$7.92	$9.92
Value at end of period	$13.20	$12.56	$11.60	$10.48	$10.63	$9.62	$7.92
Number of accumulation units outstanding at end of period	9,916	13,003	17,278	26,643	23,648	27,892	55,546
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$13.13	$11.36	$10.09	$10.48	$9.28	$7.43	$9.90
Value at end of period	$13.76	$13.13	$11.36	$10.09	$10.48	$9.28	$7.43
Number of accumulation units outstanding at end of period	68,400	62,777	57,692	64,956	74,277	83,980	91,702
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$13.51	$11.30	$9.89	$10.44	$9.18	$7.20	$9.90
Value at end of period	$14.18	$13.51	$11.30	$9.89	$10.44	$9.18	$7.20
Number of accumulation units outstanding at end of period	197,530	189,906	175,400	171,450	159,973	120,313	92,143
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$13.57	$11.07	$9.65	$10.25	$8.96	$6.95	$9.88
Value at end of period	$14.30	$13.57	$11.07	$9.65	$10.25	$8.96	$6.95
Number of accumulation units outstanding at end of period	137,844	125,005	105,195	84,891	44,248	39,095	31,225
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$12.67	$11.92	$10.94	$10.98	$10.09	$8.67	$9.96
Value at end of period	$13.30	$12.67	$11.92	$10.94	$10.98	$10.09	$8.67
Number of accumulation units outstanding at end of period	3,641	11,565	12,209	15,335	16,626	17,770	20,073
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$13.45	$12.08	$10.83	$10.71	$9.71	$8.30	$9.96
Value at end of period	$14.24	$13.45	$12.08	$10.83	$10.71	$9.71	$8.30
Number of accumulation units outstanding at end of period	647	647	647	648	1,091	1,040	978
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$13.70	$11.27	$9.87	$10.24	$9.12	$7.34	$9.90
Value at end of period	$14.50	$13.70	$11.27	$9.87	$10.24	$9.12	$7.34
Number of accumulation units outstanding at end of period	15,706	14,717	13,808	13,507	13,181	28,573	43,261

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$13.53	$11.68	$10.36	$10.49	$9.43	$7.79	$9.93
Value at end of period	$14.33	$13.53	$11.68	$10.36	$10.49	$9.43	$7.79
Number of accumulation units outstanding at end of period	1,007	1,438	2,043	2,024	2,025	2,027	2,030
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)							
(Funds were first received in this option during March 2009)							
Value at beginning of period	$12.25	$12.66	$12.28	$11.53	$10.94	$10.29	
Value at end of period	$12.86	$12.25	$12.66	$12.28	$11.53	$10.94	
Number of accumulation units outstanding at end of period	907	898	966	1,063	1,054	977	
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)							
(Funds were first received in this option during January 2011)							
Value at beginning of period	$18.63	$14.28	$12.36	$13.09			
Value at end of period	$20.81	$18.63	$14.28	$12.36			
Number of accumulation units outstanding at end of period	1,218	550	539	525			
VY® BARON GROWTH PORTFOLIO (CLASS S)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$19.50	$14.14	$11.90	$11.72	$9.33	$6.95	$9.88
Value at end of period	$20.20	$19.50	$14.14	$11.90	$11.72	$9.33	$6.95
Number of accumulation units outstanding at end of period	5,824	7,271	5,490	5,585	5,835	3,589	2,759
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)							
(Funds were first received in this option during May 2010)							
Value at beginning of period	$12.54	$12.15	$9.70	$10.30	$8.79		
Value at end of period	$14.21	$12.54	$12.15	$9.70	$10.30		
Number of accumulation units outstanding at end of period	4	1,867	1,590	200	111		
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$13.94	$13.76	$11.99	$11.03	$8.68	$6.43	$9.97
Value at end of period	$17.98	$13.94	$13.76	$11.99	$11.03	$8.68	$6.43
Number of accumulation units outstanding at end of period	4,404	4,548	3,348	2,083	922	581	413
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$14.63	$10.93	$9.81	$10.36	$9.31	$7.12	$9.80
Value at end of period	$16.39	$14.63	$10.93	$9.81	$10.36	$9.31	$7.12
Number of accumulation units outstanding at end of period	4,214	1,907	1,669	3,287	3,698	1,350	2,729
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)							
(Funds were first received in this option during April 2013)							
Value at beginning of period	$16.82	$13.02					
Value at end of period	$17.43	$16.82					
Number of accumulation units outstanding at end of period	145	117					
VY® FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO (CLASS S)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$16.03	$11.87	$10.43	$11.79	$9.25	$6.62	
Value at end of period	$16.88	$16.03	$11.87	$10.43	$11.79	$9.25	
Number of accumulation units outstanding at end of period	2,386	4,169	4,025	3,983	4,012	2,345	
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$16.60	$12.38	$10.51	$10.81	$9.45	$7.41	$9.73
Value at end of period	$17.99	$16.60	$12.38	$10.51	$10.81	$9.45	$7.41
Number of accumulation units outstanding at end of period	8,720	5,889	5,118	3,771	4,215	3,271	820

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$15.56	$12.54	$11.20	$11.40	$10.22	$8.39	$9.90
Value at end of period	$16.84	$15.56	$12.54	$11.20	$11.40	$10.22	$8.39
Number of accumulation units outstanding at end of period	5,087	2,451	4,182	4,895	4,565	4,096	3,627
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$15.73	$11.83	$10.40	$10.70	$9.58	$7.78	$9.84
Value at end of period	$17.20	$15.73	$11.83	$10.40	$10.70	$9.58	$7.78
Number of accumulation units outstanding at end of period	7,346	4,222	1,849	1,713	2,165	1,580	1,259
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$10.74	$11.48	$9.70	$11.96	$10.01	$5.87	$9.87
Value at end of period	$10.77	$10.74	$11.48	$9.70	$11.96	$10.01	$5.87
Number of accumulation units outstanding at end of period	16,076	15,465	17,443	14,848	8,200	3,386	1,018
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$18.06	$13.83	$11.60	$11.47	$9.40	$7.53	$9.89
Value at end of period	$20.62	$18.06	$13.83	$11.60	$11.47	$9.40	$7.53
Number of accumulation units outstanding at end of period	5,326	4,872	4,821	4,029	3,478	4,215	2,770
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$18.67	$13.53	$11.48	$11.72	$9.31	$7.37	$9.96
Value at end of period	$20.09	$18.67	$13.53	$11.48	$11.72	$9.31	$7.37
Number of accumulation units outstanding at end of period	3,045	2,466	224	209	209	173	138
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$15.55	$12.32	$10.20	$11.18	$9.70	$7.00	$9.89
Value at end of period	$15.80	$15.55	$12.32	$10.20	$11.18	$9.70	$7.00
Number of accumulation units outstanding at end of period	58,095	67,619	65,174	65,488	65,368	67,823	66,469
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)							
(Funds were first received in this option during March 2010)							
Value at beginning of period	$18.08	$16.21	$14.04	$14.24	$12.51		
Value at end of period	$18.01	$18.08	$16.21	$14.04	$14.24		
Number of accumulation units outstanding at end of period	4,075	4,856	4,525	3,479	176		
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$16.04	$13.22	$11.62	$11.38	$10.05	$7.59	$9.89
Value at end of period	$17.86	$16.04	$13.22	$11.62	$11.38	$10.05	$7.59
Number of accumulation units outstanding at end of period	5,162	2,980	6,089	2,585	1,203	1,026	4,001
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$17.31	$12.90	$11.18	$11.70	$9.16	$6.30	$9.94
Value at end of period	$19.22	$17.31	$12.90	$11.18	$11.70	$9.16	$6.30
Number of accumulation units outstanding at end of period	37,207	36,240	35,465	34,166	44,063	42,804	53,278

	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$15.71	$12.19	$10.48	$10.64	$9.33	$7.74	
Value at end of period	$16.76	$15.71	$12.19	$10.48	$10.64	$9.33	
Number of accumulation units outstanding at end of period	5,378	9,767	6,430	5,265	3,281	418	
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$17.54	$12.68	$10.74	$10.93	$9.42	$6.64	$9.97
Value at end of period	$18.93	$17.54	$12.68	$10.74	$10.93	$9.42	$6.64
Number of accumulation units outstanding at end of period	18,798	24,373	23,926	22,317	23,352	25,536	23,781
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$10.84	$9.54	$8.09	$9.30	$8.23	$6.02	$9.92
Value at end of period	$10.64	$10.84	$9.54	$8.09	$9.30	$8.23	$6.02
Number of accumulation units outstanding at end of period	5,640	2,883	3,058	2,464	3,054	2,127	127
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$12.12	$10.15	$8.60	$9.84	$9.10	$6.93	$9.80
Value at end of period	$11.25	$12.12	$10.15	$8.60	$9.84	$9.10	$6.93
Number of accumulation units outstanding at end of period	14,562	16,401	15,380	10,713	10,580	10,811	10,721
WANGER INTERNATIONAL							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$14.44	$11.89	$9.85	$11.61	$9.36	$6.29	$9.89
Value at end of period	$13.71	$14.44	$11.89	$9.85	$11.61	$9.36	$6.29
Number of accumulation units outstanding at end of period	5,117	4,454	3,082	2,694	2,193	1,271	423
WANGER SELECT							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$15.27	$11.43	$9.72	$11.89	$9.46	$5.73	$9.90
Value at end of period	$15.64	$15.27	$11.43	$9.72	$11.89	$9.46	$5.73
Number of accumulation units outstanding at end of period	4,377	2,745	2,520	2,472	2,118	1,079	804
WANGER USA							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$17.56	$13.22	$11.10	$11.58	$9.45	$6.69	$9.87
Value at end of period	$18.28	$17.56	$13.22	$11.10	$11.58	$9.45	$6.69
Number of accumulation units outstanding at end of period	2,956	3,899	4,193	1,683	1,209	793	250

TABLE 3
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.75%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
AMERICAN FUNDS INSURANCE SERIES® - GROWTH-INCOME FUND (CLASS 2)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$20.54	$15.50	$13.30	$14.38						
Value at end of period	$22.56	$20.54	$15.50	$13.30						
Number of accumulation units outstanding at end of period	0	4,671	358	129						

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
AMERICAN FUNDS INSURANCE SERIES® - INTERNATIONAL FUND (CLASS 2)										
(Funds were first received in this option during March 2010)										
Value at beginning of period	$16.83	$13.94	$11.91	$13.95	$12.81					
Value at end of period	$16.26	$16.83	$13.94	$11.91	$13.95					
Number of accumulation units outstanding at end of period	0	1,294	617	189	290					
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$33.00	$28.17	$25.68	$24.75	$22.24	$17.89	$26.24	$25.73	$23.83	$22.73
Value at end of period	$35.89	$33.00	$28.17	$25.68	$24.75	$22.24	$17.89	$26.24	$25.73	$23.83
Number of accumulation units outstanding at end of period	3,787	9,028	13,140	18,061	16,307	25,301	24,307	23,684	22,682	15,736
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$51.26	$39.34	$34.05	$35.19	$30.25	$22.46	$39.36	$33.72	$30.41	$26.20
Value at end of period	$56.95	$51.26	$39.34	$34.05	$35.19	$30.25	$22.46	$39.36	$33.72	$30.41
Number of accumulation units outstanding at end of period	200,887	289,853	599,501	669,377	752,482	799,498	951,230	997,528	1,070,931	1,123,014
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$35.17	$27.65	$23.75	$23.70	$20.74	$16.05	$28.19	$27.98	$23.45	$22.32
Value at end of period	$37.96	$35.17	$27.65	$23.75	$23.70	$20.74	$16.05	$28.19	$27.98	$23.45
Number of accumulation units outstanding at end of period	86,525	106,761	284,914	329,310	393,276	444,585	522,946	640,939	747,830	773,618
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$31.78	$23.48	$20.63	$20.74	$16.83	$13.22	$25.21	$20.01	$18.86	$17.96
Value at end of period	$35.11	$31.78	$23.48	$20.63	$20.74	$16.83	$13.22	$25.21	$20.01	$18.86
Number of accumulation units outstanding at end of period	77,217	91,764	240,743	273,740	290,253	322,942	410,859	447,540	455,288	525,424
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$25.54	$19.73	$16.46	$20.02	$17.84	$14.20	$25.46	$21.87	$18.66	$15.79
Value at end of period	$23.30	$25.54	$19.73	$16.46	$20.02	$17.84	$14.20	$25.46	$21.87	$18.66
Number of accumulation units outstanding at end of period	17,804	18,354	108,738	132,292	158,654	202,521	216,495	253,515	243,289	212,199
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$29.92	$22.12	$18.83	$19.71	$15.49	$12.08	$18.17	$18.76	$16.16	$14.96
Value at end of period	$29.86	$29.92	$22.12	$18.83	$19.71	$15.49	$12.08	$18.17	$18.76	$16.16
Number of accumulation units outstanding at end of period	35,974	58,885	82,470	105,950	123,200	165,405	171,052	176,731	182,313	198,335
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$50.16	$36.06	$37.18							
Value at end of period	$53.99	$50.16	$36.06							
Number of accumulation units outstanding at end of period	4,828	9,111	15,747							
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$15.33	$11.95	$10.57	$10.66	$9.80	$7.70	$11.10	$10.35	$8.93	$8.55
Value at end of period	$16.45	$15.33	$11.95	$10.57	$10.66	$9.80	$7.70	$11.10	$10.35	$8.93
Number of accumulation units outstanding at end of period	10,857	23,447	47,884	69,984	70,510	60,544	54,586	83,135	103,106	60,142
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$20.14	$15.57	$13.69	$14.37	$11.55	$9.19	$15.26	$15.29	$13.73	$12.78
Value at end of period	$22.29	$20.14	$15.57	$13.69	$14.37	$11.55	$9.19	$15.26	$15.29	$13.73
Number of accumulation units outstanding at end of period	9,099	20,387	57,406	75,290	98,967	111,302	145,109	177,198	199,991	297,358
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$21.55	$15.40	$13.15	$13.55	$11.06	$8.12	$13.17	$13.43	$11.76	$11.48
Value at end of period	$23.95	$21.55	$15.40	$13.15	$13.55	$11.06	$8.12	$13.17	$13.43	$11.76
Number of accumulation units outstanding at end of period	19,821	23,736	37,590	34,671	51,040	41,146	40,404	41,208	42,907	1,820

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$15.09	$16.74	$15.51	$14.00	$13.04	$11.10	$12.04	$10.97	$10.96	$10.82
Value at end of period	$15.44	$15.09	$16.74	$15.51	$14.00	$13.04	$11.10	$12.04	$10.97	$10.96
Number of accumulation units outstanding at end of period	71,648	105,332	457,803	432,995	434,118	603,610	463,820	359,001	207,501	131,690
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.68	$8.93	$8.03	$10.56	$9.18	$5.30	$12.77	$10.25		
Value at end of period	$7.54	$8.68	$8.93	$8.03	$10.56	$9.18	$5.30	$12.77		
Number of accumulation units outstanding at end of period	16,405	67,458	136,580	76,838	347,364	228,958	136,806	154,110		
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$18.28	$16.44	$14.27	$14.63	$12.48	$7.84	$12.23	$11.64	$10.81	$10.68
Value at end of period	$18.16	$18.28	$16.44	$14.27	$14.63	$12.48	$7.84	$12.23	$11.64	$10.81
Number of accumulation units outstanding at end of period	8,621	9,756	16,835	12,456	21,636	28,793	24,501	85,813	24,170	12,345
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$16.50	$16.94	$15.82	$15.44	$14.46	$12.94	$13.06	$12.03	$11.65	$11.50
Value at end of period	$17.22	$16.50	$16.94	$15.82	$15.44	$14.46	$12.94	$13.06	$12.03	$11.65
Number of accumulation units outstanding at end of period	125,734	170,398	577,113	615,323	788,363	775,911	584,272	456,745	390,618	332,103
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$38.89	$33.57	$29.76	$30.39	$26.83	$22.67	$31.77	$30.32	$27.78	$26.84
Value at end of period	$41.00	$38.89	$33.57	$29.76	$30.39	$26.83	$22.67	$31.77	$30.32	$27.78
Number of accumulation units outstanding at end of period	48,504	63,400	261,914	285,191	313,194	329,103	401,642	571,174	683,158	833,500
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.27	$14.98	$13.99	$13.59	$11.82	$9.79	$11.68	$10.82	$10.05	$9.89
Value at end of period	$14.23	$14.27	$14.98	$13.99	$13.59	$11.82	$9.79	$11.68	$10.82	$10.05
Number of accumulation units outstanding at end of period	62,400	121,288	285,888	378,789	416,414	391,756	474,155	570,667	438,534	470,645
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$12.81	$11.36	$11.78	$13.06	$10.82	$7.93	$13.54	$9.69		
Value at end of period	$11.21	$12.81	$11.36	$11.78	$13.06	$10.82	$7.93	$13.54		
Number of accumulation units outstanding at end of period	28,237	77,529	195,117	224,977	299,898	423,672	369,261	355,497		
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$36.62	$28.24	$24.57	$24.83	$21.91	$16.95	$27.39	$25.69	$22.67	$21.12
Value at end of period	$40.24	$36.62	$28.24	$24.57	$24.83	$21.91	$16.95	$27.39	$25.69	$22.67
Number of accumulation units outstanding at end of period	787,038	849,857	1,674,674	1,982,828	2,190,981	2,430,699	3,039,549	3,547,040	4,131,305	4,723,188
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$18.46	$17.61	$15.56	$15.01	$13.24	$8.93	$11.61	$11.37	$10.52	$10.40
Value at end of period	$18.53	$18.46	$17.61	$15.56	$15.01	$13.24	$8.93	$11.61	$11.37	$10.52
Number of accumulation units outstanding at end of period	43,523	63,891	117,172	111,941	114,611	156,647	59,201	63,539	113,284	84,185
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$30.70	$23.27	$20.48	$20.66	$18.26	$14.93	$23.96	$22.99	$20.22	$19.33
Value at end of period	$34.69	$30.70	$23.27	$20.48	$20.66	$18.26	$14.93	$23.96	$22.99	$20.22
Number of accumulation units outstanding at end of period	121,517	184,740	397,742	462,228	514,030	624,514	726,462	843,205	1,000,569	961,693
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$36.59	$27.39	$23.45	$23.90	$19.75	$15.11	$24.38	$23.29	$21.44	$19.43
Value at end of period	$39.78	$36.59	$27.39	$23.45	$23.90	$19.75	$15.11	$24.38	$23.29	$21.44
Number of accumulation units outstanding at end of period	48,896	79,262	294,516	316,940	346,852	396,879	444,441	511,880	578,989	699,184

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$26.47	$18.69	$16.75	$17.00	$13.95	$11.25	$17.07	$18.34	$16.23	$15.20
Value at end of period	$27.70	$26.47	$18.69	$16.75	$17.00	$13.95	$11.25	$17.07	$18.34	$16.23
Number of accumulation units outstanding at end of period	35,472	50,137	127,560	153,338	178,311	203,558	236,948	291,054	379,835	491,005
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$27.73	$27.97	$25.76	$24.13	$22.14	$19.99	$22.01	$20.91	$20.25	$19.78
Value at end of period	$29.36	$27.73	$27.97	$25.76	$24.13	$22.14	$19.99	$22.01	$20.91	$20.25
Number of accumulation units outstanding at end of period	203,553	210,958	412,751	443,086	588,933	669,888	922,894	1,009,896	955,127	1,039,871
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.98	$8.28	$7.03	$8.06	$7.53	$5.94	$9.98			
Value at end of period	$9.32	$9.98	$8.28	$7.03	$8.06	$7.53	$5.94			
Number of accumulation units outstanding at end of period	36,738	69,420	193,560	169,945	164,291	264,084	34,636			
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.63	$13.82	$11.68	$13.84	$13.60	$10.78	$18.97	$16.85	$13.11	$12.07
Value at end of period	$15.69	$16.63	$13.82	$11.68	$13.84	$13.60	$10.78	$18.97	$16.85	$13.11
Number of accumulation units outstanding at end of period	27,977	34,291	69,058	78,372	92,772	196,239	274,451	270,524	302,402	227,188
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.77	$12.14	$10.35	$10.32						
Value at end of period	$17.79	$15.77	$12.14	$10.35						
Number of accumulation units outstanding at end of period	140,171	104,168	223,326	266,700						
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$12.83	$9.88	$8.67	$8.44	$7.13	$6.37	$9.19	$9.40		
Value at end of period	$14.02	$12.83	$9.88	$8.67	$8.44	$7.13	$6.37	$9.19		
Number of accumulation units outstanding at end of period	212,549	193,893	357,422	358,080	235,951	226,770	402,658	438,108		
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$25.22	$19.25	$16.99	$17.20	$13.30	$9.47	$15.30	$12.26	$11.46	$10.46
Value at end of period	$27.24	$25.22	$19.25	$16.99	$17.20	$13.30	$9.47	$15.30	$12.26	$11.46
Number of accumulation units outstanding at end of period	35,453	70,324	61,143	74,674	84,721	27,425	40,315	46,632	24,746	25,740
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$15.92	$16.03	$16.15	$16.27	$16.35	$16.42	$16.11	$15.44	$14.83	$14.51
Value at end of period	$15.80	$15.92	$16.03	$16.15	$16.27	$16.35	$16.42	$16.11	$15.44	$14.83
Number of accumulation units outstanding at end of period	168,071	103,642	502,721	662,252	593,087	891,666	1,593,208	1,597,815	1,377,938	947,243
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$14.16	$10.91	$9.95	$10.48	$9.09	$7.36	$11.32	$10.83	$9.50	
Value at end of period	$16.20	$14.16	$10.91	$9.95	$10.48	$9.09	$7.36	$11.32	$10.83	
Number of accumulation units outstanding at end of period	2,809	5,739	12,569	15,314	28,539	19,958	19,482	42,778	3,381	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.68	$16.55	$14.56	$14.08	$12.58	$10.71				
Value at end of period	$24.34	$21.68	$16.55	$14.56	$14.08	$12.58				
Number of accumulation units outstanding at end of period	39,008	33,951	42,242	28,094	5,023	8,263				
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$13.91	$10.61	$9.25	$9.09	$8.16	$6.65	$8.98			
Value at end of period	$15.59	$13.91	$10.61	$9.25	$9.09	$8.16	$6.65			
Number of accumulation units outstanding at end of period	17,225	25,240	83,101	59,256	202,137	219,742	96,189			

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$23.93	$17.88	$15.59	$16.06	$12.86	$11.42				
Value at end of period	$26.39	$23.93	$17.88	$15.59	$16.06	$12.86				
Number of accumulation units outstanding at end of period	29,856	30,738	38,177	30,613	17,357	1,978				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$15.46	$11.60	$9.99	$10.26	$8.25	$5.93	$9.07			
Value at end of period	$17.29	$15.46	$11.60	$9.99	$10.26	$8.25	$5.93			
Number of accumulation units outstanding at end of period	9,396	22,595	42,374	35,053	10,172	16,385	4,932			
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$16.62	$12.07	$10.48	$10.99	$8.76	$6.97	$10.00			
Value at end of period	$17.31	$16.62	$12.07	$10.48	$10.99	$8.76	$6.97			
Number of accumulation units outstanding at end of period	10,149	15,658	44,512	42,269	22,185	12,920	5,072			
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$17.51	$12.69	$11.10	$11.09	$8.44	$6.49	$9.98	$9.13	$8.18	$7.55
Value at end of period	$18.36	$17.51	$12.69	$11.10	$11.09	$8.44	$6.49	$9.98	$9.13	$8.18
Number of accumulation units outstanding at end of period	5,381	28,188	40,737	43,514	59,137	23,568	31,738	26,639	21,695	6,050
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$49.45	$36.16	$31.82	$32.87	$26.63	$21.03	$30.74	$29.24	$25.23	$23.05
Value at end of period	$52.29	$49.45	$36.16	$31.82	$32.87	$26.63	$21.03	$30.74	$29.24	$25.23
Number of accumulation units outstanding at end of period	21,091	41,912	83,349	83,517	89,437	104,933	122,457	143,123	249,132	265,147
VOYA SOLUTION 2015 PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$14.05	$12.98	$11.73	$11.90	$10.78	$8.88	$12.23	$11.78	$10.72	$10.48
Value at end of period	$14.75	$14.05	$12.98	$11.73	$11.90	$10.78	$8.88	$12.23	$11.78	$10.72
Number of accumulation units outstanding at end of period	42,277	17,924	80,947	202,320	242,892	236,773	181,409	61,315	44,081	3,046
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$14.70	$12.73	$11.31	$11.75	$10.41	$8.34	$12.70	$12.23	$10.94	$10.99
Value at end of period	$15.40	$14.70	$12.73	$11.31	$11.75	$10.41	$8.34	$12.70	$12.23	$10.94
Number of accumulation units outstanding at end of period	11,648	11,645	117,022	98,107	103,407	95,650	79,098	124,041	47,667	10,100
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$15.38	$12.87	$11.27	$11.90	$10.47	$8.22	$13.15	$12.58	$11.29	
Value at end of period	$16.13	$15.38	$12.87	$11.27	$11.90	$10.47	$8.22	$13.15	$12.58	
Number of accumulation units outstanding at end of period	0	28,859	160,783	125,547	112,511	109,326	62,190	50,319	7,054	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$15.76	$12.87	$11.23	$11.92	$10.44	$8.10	$13.56	$12.92	$11.62	
Value at end of period	$16.60	$15.76	$12.87	$11.23	$11.92	$10.44	$8.10	$13.56	$12.92	
Number of accumulation units outstanding at end of period	2,304	31,069	33,701	23,196	19,721	64,572	59,615	69,815	12,894	
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$13.88	$13.07	$11.99	$12.04	$11.07	$9.52	$11.51	$11.02	$10.44	
Value at end of period	$14.56	$13.88	$13.07	$11.99	$12.04	$11.07	$9.52	$11.51	$11.02	
Number of accumulation units outstanding at end of period	51,920	58,817	80,371	75,396	56,707	111,465	123,431	85,586	14,454	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$25.04	$22.50	$20.19	$19.98	$18.12	$15.49	$20.42	$19.45	$18.08	$17.54
Value at end of period	$26.50	$25.04	$22.50	$20.19	$19.98	$18.12	$15.49	$20.42	$19.45	$18.08
Number of accumulation units outstanding at end of period	19,620	20,619	14,848	21,525	44,516	26,907	25,743	48,084	42,630	44,621
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$27.09	$22.30	$19.54	$20.28	$18.07	$14.54	$22.91	$21.97	$19.56	$18.56
Value at end of period	$28.66	$27.09	$22.30	$19.54	$20.28	$18.07	$14.54	$22.91	$21.97	$19.56
Number of accumulation units outstanding at end of period	20,252	76,440	110,366	109,349	120,592	116,615	123,173	118,507	128,556	128,492
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$25.74	$22.25	$19.73	$19.99	$17.98	$14.87	$21.55	$20.58	$18.65	$17.95
Value at end of period	$27.26	$25.74	$22.25	$19.73	$19.99	$17.98	$14.87	$21.55	$20.58	$18.65
Number of accumulation units outstanding at end of period	20,286	49,388	44,135	51,492	39,293	58,434	71,745	47,232	59,958	66,485
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$12.00	$12.41	$12.04	$11.31	$10.74	$10.22	$9.97			
Value at end of period	$12.59	$12.00	$12.41	$12.04	$11.31	$10.74	$10.22			
Number of accumulation units outstanding at end of period	22,724	22,576	35,902	150,323	74,414	47,303	8,792			
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.71	$20.49	$17.74	$18.46	$15.24	$11.32	$15.53	$16.11	$14.06	$13.13
Value at end of period	$29.82	$26.71	$20.49	$17.74	$18.46	$15.24	$11.32	$15.53	$16.11	$14.06
Number of accumulation units outstanding at end of period	12,298	29,542	39,086	48,787	76,359	58,030	90,747	70,281	74,089	77,831
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$30.70	$22.28	$18.76	$18.49	$14.73	$10.97	$18.82	$17.87	$15.62	$14.66
Value at end of period	$31.80	$30.70	$22.28	$18.76	$18.49	$14.73	$10.97	$18.82	$17.87	$15.62
Number of accumulation units outstanding at end of period	24,408	41,281	110,232	115,750	107,362	134,657	147,958	158,536	153,595	177,404
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$12.50	$12.12	$9.68	$10.29	$8.91	$6.71	$9.74			
Value at end of period	$14.16	$12.50	$12.12	$9.68	$10.29	$8.91	$6.71			
Number of accumulation units outstanding at end of period	38,077	73,461	115,251	125,811	129,968	154,656	136,535			
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$13.30	$13.13	$11.45	$10.53	$8.29	$6.15	$10.07	$12.34	$10.02	
Value at end of period	$17.14	$13.30	$13.13	$11.45	$10.53	$8.29	$6.15	$10.07	$12.34	
Number of accumulation units outstanding at end of period	53,194	134,148	178,507	169,796	176,443	153,117	147,200	132,906	63,152	
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.20	$12.86	$11.54	$12.20	$10.97	$8.39	$13.92	$13.46	$11.91	$11.55
Value at end of period	$19.25	$17.20	$12.86	$11.54	$12.20	$10.97	$8.39	$13.92	$13.46	$11.91
Number of accumulation units outstanding at end of period	22,180	36,358	71,795	76,566	85,338	74,855	103,299	94,884	59,333	49,593
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$15.81	$11.38	$10.04	$10.39	$8.36	$6.75	$10.32	$10.10	$9.44	
Value at end of period	$16.37	$15.81	$11.38	$10.04	$10.39	$8.36	$6.75	$10.32	$10.10	
Number of accumulation units outstanding at end of period	6,242	14,564	12,765	16,262	34,190	6,544	5,758	757	2,599	

VY® FMR^SM DIVERSIFIED MID CAP PORTFOLIO (CLASS S)
(Funds were first received in this option during June 2005)

Value at beginning of period	$21.61	$16.01	$14.07	$15.92	$12.49	$9.04	$14.97	$13.18	$11.86	$10.27
Value at end of period	$22.74	$21.61	$16.01	$14.07	$15.92	$12.49	$9.04	$14.97	$13.18	$11.86
Number of accumulation units outstanding at end of period	28,499	57,350	69,418	78,983	90,700	66,006	62,806	57,963	62,389	17,854

VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)

Value at beginning of period	$20.07	$14.98	$12.72	$13.09	$11.45	$8.98	$14.24	$14.68	$12.77	$12.43
Value at end of period	$21.74	$20.07	$14.98	$12.72	$13.09	$11.45	$8.98	$14.24	$14.68	$12.77
Number of accumulation units outstanding at end of period	15,603	30,971	44,099	50,606	55,406	65,823	120,704	144,572	170,750	187,238

VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)
(Funds were first received in this option during April 2005)

Value at beginning of period	$17.36	$14.00	$12.51	$12.74	$11.43	$9.38	$12.34	$12.00	$10.73	$9.99
Value at end of period	$18.78	$17.36	$14.00	$12.51	$12.74	$11.43	$9.38	$12.34	$12.00	$10.73
Number of accumulation units outstanding at end of period	120,445	118,535	293,689	394,180	453,917	517,740	614,577	657,606	856,791	934,232

VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)
(Funds were first received in this option during August 2005)

Value at beginning of period	$17.61	$13.25	$11.65	$12.00	$10.75	$8.74	$12.99	$12.76	$11.08	$10.88
Value at end of period	$19.24	$17.61	$13.25	$11.65	$12.00	$10.75	$8.74	$12.99	$12.76	$11.08
Number of accumulation units outstanding at end of period	8,315	9,395	39,501	48,307	52,497	55,299	70,979	74,360	85,163	80,720

VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)
(Funds were first received in this option during May 2005)

Value at beginning of period	$21.98	$23.50	$19.87	$24.50	$20.52	$12.05	$24.92	$18.13	$13.45	$9.83
Value at end of period	$22.02	$21.98	$23.50	$19.87	$24.50	$20.52	$12.05	$24.92	$18.13	$13.45
Number of accumulation units outstanding at end of period	49,230	173,676	261,785	238,093	409,681	338,693	297,377	329,486	280,745	125,410

VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)

Value at beginning of period	$28.58	$21.89	$18.38	$18.19	$14.90	$11.95	$17.98	$17.70	$15.30	$14.21
Value at end of period	$32.62	$28.58	$21.89	$18.38	$18.19	$14.90	$11.95	$17.98	$17.70	$15.30
Number of accumulation units outstanding at end of period	14,036	24,299	37,382	47,476	39,117	46,483	81,613	109,611	101,689	79,289

VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)
(Funds were first received in this option during October 2005)

Value at beginning of period	$22.51	$16.32	$13.85	$14.15	$11.25	$8.90	$12.80	$13.12	$11.33	$10.92
Value at end of period	$24.21	$22.51	$16.32	$13.85	$14.15	$11.25	$8.90	$12.80	$13.12	$11.33
Number of accumulation units outstanding at end of period	6,517	10,406	3,409	7,404	18,124	10,393	10,289	10,550	21,119	1,413

VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)
(Funds were first received in this option during April 2005)

Value at beginning of period	$19.04	$15.09	$12.50	$13.70	$11.90	$8.59	$14.49	$13.70	$11.70	$10.02
Value at end of period	$19.34	$19.04	$15.09	$12.50	$13.70	$11.90	$8.59	$14.49	$13.70	$11.70
Number of accumulation units outstanding at end of period	192,039	295,852	932,479	1,071,061	1,195,014	1,328,170	1,640,129	1,838,174	2,114,069	2,419,449

VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)
(Funds were first received in this option during September 2006)

Value at beginning of period	$19.44	$17.44	$15.12	$15.34	$12.99	$7.83	$11.18	$10.61	$10.18	
Value at end of period	$19.37	$19.44	$17.44	$15.12	$15.34	$12.99	$7.83	$11.18	$10.61	
Number of accumulation units outstanding at end of period	24,036	73,258	61,741	61,916	62,136	77,022	18,821	23,809	1,931	

VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)
(Funds were first received in this option during July 2006)

Value at beginning of period	$19.60	$16.16	$14.22	$13.93	$12.31	$9.30	$12.93	$12.48	$10.97	$10.58
Value at end of period	$21.82	$19.60	$16.16	$14.22	$13.93	$12.31	$9.30	$12.93	$12.48	$10.97
Number of accumulation units outstanding at end of period	289,820	571,858	573,862	564,443	567,049	622,326	610,141	446,484	285,151	65,688

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$20.99	$15.65	$13.58	$14.20	$11.14	$7.66	$13.58	$12.07	$11.14	$9.94
Value at end of period	$23.30	$20.99	$15.65	$13.58	$14.20	$11.14	$7.66	$13.58	$12.07	$11.14
Number of accumulation units outstanding at end of period	107,544	147,893	429,622	486,265	499,361	538,382	608,110	631,685	837,703	1,021,434
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$23.12	$17.96	$15.44	$15.69	$13.75	$11.09	$17.37	$16.98	$14.37	$13.93
Value at end of period	$24.66	$23.12	$17.96	$15.44	$15.69	$13.75	$11.09	$17.37	$16.98	$14.37
Number of accumulation units outstanding at end of period	51,232	83,259	167,446	182,881	197,442	260,913	190,852	235,323	210,382	254,297
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$41.72	$30.18	$25.58	$26.05	$22.46	$15.83	$27.59	$25.30	$22.50	$21.35
Value at end of period	$45.01	$41.72	$30.18	$25.58	$26.05	$22.46	$15.83	$27.59	$25.30	$22.50
Number of accumulation units outstanding at end of period	59,817	87,774	143,661	161,435	174,884	197,314	236,010	260,428	325,715	344,626
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$16.53	$14.56	$12.35	$14.20	$12.57	$9.21	$18.37	$15.35	$12.47	$10.25
Value at end of period	$16.22	$16.53	$14.56	$12.35	$14.20	$12.57	$9.21	$18.37	$15.35	$12.47
Number of accumulation units outstanding at end of period	14,591	17,947	41,966	61,479	65,389	98,497	115,130	136,567	82,641	15,884
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.00	$9.21	$7.81	$8.94	$8.27	$6.31	$10.20			
Value at end of period	$12.04	$11.00	$9.21	$7.81	$8.94	$8.27	$6.31			
Number of accumulation units outstanding at end of period	0	191,263	480,484	314,159	325,901	408,574	431,716			
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$12.99	$10.70	$8.87	$10.46	$8.44	$5.68	$10.51	$10.15		
Value at end of period	$12.33	$12.99	$10.70	$8.87	$10.46	$8.44	$5.68	$10.51		
Number of accumulation units outstanding at end of period	52,539	94,575	110,335	138,362	147,941	144,516	51,353	83,589		
WANGER SELECT										
Value at beginning of period	$21.76	$16.29	$13.86	$16.96	$13.50	$8.19	$16.19	$14.91	$12.55	$11.45
Value at end of period	$22.28	$21.76	$16.29	$13.86	$16.96	$13.50	$8.19	$16.19	$14.91	$12.55
Number of accumulation units outstanding at end of period	40,337	96,880	141,336	147,362	178,655	184,110	180,057	221,235	116,469	42,284
WANGER USA										
Value at beginning of period	$22.50	$16.95	$14.23	$14.86	$12.13	$8.60	$14.36	$13.73	$12.82	$11.61
Value at end of period	$23.40	$22.50	$16.95	$14.23	$14.86	$12.13	$8.60	$14.36	$13.73	$12.82
Number of accumulation units outstanding at end of period	10,467	30,571	41,243	39,442	47,484	25,891	23,346	25,521	35,414	41,877

TABLE 4
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
AMERICAN FUNDS INSURANCE SERIES® - GROWTH FUND (CLASS 2)										
(Funds were first received in this option during June 2014)										
Value at beginning of period	$10.63									
Value at end of period	$10.93									
Number of accumulation units outstanding at end of period	592									

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$28.43	$21.83	$18.90	$19.54	$16.81	$12.48	$21.89	$18.77	$16.93	$14.60
Value at end of period	$31.57	$28.43	$21.83	$18.90	$19.54	$16.81	$12.48	$21.89	$18.77	$16.93
Number of accumulation units outstanding at end of period	22,960	46,084	45,967	49,403	49,556	46,297	38,021	41,079	96,426	82,725
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.97	$15.71	$13.50	$13.48	$11.80	$9.13	$16.06	$15.94	$13.37	$12.73
Value at end of period	$21.54	$19.97	$15.71	$13.50	$13.48	$11.80	$9.13	$16.06	$15.94	$13.37
Number of accumulation units outstanding at end of period	1,571	1,511	1,468	6,112	9,498	6,963	6,415	5,558	6,091	7,107
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.08	$14.11	$12.40	$12.47	$10.13	$7.96	$15.18	$12.05	$11.37	$10.83
Value at end of period	$21.07	$19.08	$14.11	$12.40	$12.47	$10.13	$7.96	$15.18	$12.05	$11.37
Number of accumulation units outstanding at end of period	11,586	8,024	13,605	14,503	11,760	10,084	9,784	25,833	7,415	8,686
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.69	$13.67	$11.41	$13.89	$12.38	$9.86	$17.69	$15.20	$12.98	$10.99
Value at end of period	$16.13	$17.69	$13.67	$11.41	$13.89	$12.38	$9.86	$17.69	$15.20	$12.98
Number of accumulation units outstanding at end of period	2,521	1,867	1,850	2,227	2,099	989	709	405	721	613
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$29.73	$22.00	$18.73	$19.62	$15.42	$12.04	$18.12	$18.71	$16.12	$14.94
Value at end of period	$29.66	$29.73	$22.00	$18.73	$19.62	$15.42	$12.04	$18.12	$18.71	$16.12
Number of accumulation units outstanding at end of period	873	702	654	2,738	4,070	4,315	3,564	1,410	828	399
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$50.12	$36.05	$37.18							
Value at end of period	$53.91	$50.12	$36.05							
Number of accumulation units outstanding at end of period	3	3	3							
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$15.22	$11.87	$10.51	$10.60	$9.75	$7.66	$11.05	$10.31	$8.90	$8.52
Value at end of period	$16.33	$15.22	$11.87	$10.51	$10.60	$9.75	$7.66	$11.05	$10.31	$8.90
Number of accumulation units outstanding at end of period	15	15	15	15	15	15	15	15	221	307
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$20.01	$15.48	$13.62	$14.31	$11.50	$9.15	$15.22	$15.25	$13.70	$12.76
Value at end of period	$22.14	$20.01	$15.48	$13.62	$14.31	$11.50	$9.15	$15.22	$15.25	$13.70
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	842	576	971	474
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$21.46	$15.34	$13.11	$13.51	$12.41					
Value at end of period	$23.83	$21.46	$15.34	$13.11	$13.51					
Number of accumulation units outstanding at end of period	2,652	0	0	33	351					
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$15.01	$16.75								
Value at end of period	$15.36	$15.01								
Number of accumulation units outstanding at end of period	783	783								
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$8.66	$8.90	$8.01	$10.54	$9.17	$5.29	$12.77	$11.70		
Value at end of period	$7.51	$8.66	$8.90	$8.01	$10.54	$9.17	$5.29	$12.77		
Number of accumulation units outstanding at end of period	3,487	3,966	3,344	14,392	18,878	15,624	8,686	4,799		

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$16.40	$16.85	$15.75	$15.37	$14.41	$12.36				
Value at end of period	$17.11	$16.40	$16.85	$15.75	$15.37	$14.41				
Number of accumulation units outstanding at end of period	5,003	15,856	15,184	8,356	4,880	551				
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$18.32	$15.83	$14.04	$14.34	$12.67	$10.71	$15.02	$14.34	$13.14	$12.71
Value at end of period	$19.31	$18.32	$15.83	$14.04	$14.34	$12.67	$10.71	$15.02	$14.34	$13.14
Number of accumulation units outstanding at end of period	5,202	6,427	2,312	4,307	4,374	4,211	14,488	14,159	13,782	11,909
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.21	$14.92	$13.94	$13.55	$11.79	$9.77	$11.66	$10.81	$10.05	$9.90
Value at end of period	$14.16	$14.21	$14.92	$13.94	$13.55	$11.79	$9.77	$11.66	$10.81	$10.05
Number of accumulation units outstanding at end of period	2,548	6,968	6,058	2,746	3,103	4,523	4,003	134	134	1,339
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$12.76	$11.32	$11.75	$13.04	$10.80	$7.92	$13.53	$9.69		
Value at end of period	$11.17	$12.76	$11.32	$11.75	$13.04	$10.80	$7.92	$13.53		
Number of accumulation units outstanding at end of period	11,889	10,804	11,094	17,482	12,699	12,299	6,840	4,606		
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$14.67	$11.32	$9.86	$9.96	$8.80	$6.81	$11.01	$10.33	$9.12	$8.50
Value at end of period	$16.12	$14.67	$11.32	$9.86	$9.96	$8.80	$6.81	$11.01	$10.33	$9.12
Number of accumulation units outstanding at end of period	11,497	10,271	9,238	7,589	5,835	39,726	39,015	36,751	38,134	33,368
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$18.38	$17.54	$15.51	$14.97	$13.21	$8.91	$11.07			
Value at end of period	$18.44	$18.38	$17.54	$15.51	$14.97	$13.21	$8.91			
Number of accumulation units outstanding at end of period	2,472	5,582	4,323	458	598	246	97			
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$17.80	$13.50	$11.89	$11.99	$10.61	$8.68	$13.93	$13.37	$11.77	$11.25
Value at end of period	$20.10	$17.80	$13.50	$11.89	$11.99	$10.61	$8.68	$13.93	$13.37	$11.77
Number of accumulation units outstanding at end of period	4,937	11,634	11,748	9,524	7,148	15,034	12,887	9,471	8,421	7,605
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$37.90	$28.40	$24.32	$24.80	$20.51	$15.69	$25.34	$24.21	$22.30	$20.23
Value at end of period	$41.20	$37.90	$28.40	$24.32	$24.80	$20.51	$15.69	$25.34	$24.21	$22.30
Number of accumulation units outstanding at end of period	8,641	7,315	8,380	7,982	6,637	9,104	7,636	8,964	32,878	30,048
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$28.33	$20.01	$17.95	$18.23	$14.96	$12.08	$18.33	$19.70	$17.45	$16.34
Value at end of period	$29.63	$28.33	$20.01	$17.95	$18.23	$14.96	$12.08	$18.33	$19.70	$17.45
Number of accumulation units outstanding at end of period	6,465	9,816	11,254	18,679	15,779	15,807	12,416	9,759	9,972	15,807
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$19.74	$19.92	$18.36	$17.21	$15.79	$14.27	$15.72	$14.94	$14.47	$14.14
Value at end of period	$20.89	$19.74	$19.92	$18.36	$17.21	$15.79	$14.27	$15.72	$14.94	$14.47
Number of accumulation units outstanding at end of period	1,471	2,091	3,089	881	498	452	708	708	738	1,754
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$9.96	$8.26	$7.02	$8.05	$7.53	$6.92				
Value at end of period	$9.29	$9.96	$8.26	$7.02	$8.05	$7.53				
Number of accumulation units outstanding at end of period	12,063	10,834	8,439	5,395	2,541	11,379				

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.53	$13.74	$11.62	$13.77	$13.54	$10.74	$18.91	$16.80	$13.08	$12.05
Value at end of period	$15.58	$16.53	$13.74	$11.62	$13.77	$13.54	$10.74	$18.91	$16.80	$13.08
Number of accumulation units outstanding at end of period	1,658	1,487	1,339	1,130	5,424	5,126	4,521	8,703	39,109	25,888
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.75	$12.12	$10.35	$10.32						
Value at end of period	$17.75	$15.75	$12.12	$10.35						
Number of accumulation units outstanding at end of period	41,712	34,178	22,444	12,268						
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$12.78	$9.84	$8.65	$8.42	$7.11	$6.36	$9.18	$9.40		
Value at end of period	$13.96	$12.78	$9.84	$8.65	$8.42	$7.11	$6.36	$9.18		
Number of accumulation units outstanding at end of period	36,633	27,127	20,627	21,532	10,268	12,095	15,948	22,555		
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$25.06	$19.14	$16.90	$17.12	$13.24	$9.44	$15.25	$12.23	$11.43	$10.44
Value at end of period	$27.06	$25.06	$19.14	$16.90	$17.12	$13.24	$9.44	$15.25	$12.23	$11.43
Number of accumulation units outstanding at end of period	6,256	6,419	8,462	6,419	2,868	589	446	947	529	558
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.83	$12.93	$13.03	$13.13	$13.20	$13.27	$13.03	$12.49	$12.00	$11.75
Value at end of period	$12.73	$12.83	$12.93	$13.03	$13.13	$13.20	$13.27	$13.03	$12.49	$12.00
Number of accumulation units outstanding at end of period	8,401	40,511	57,059	44,856	40,070	9,999	6,519	4,906	9,399	5,598
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2014)										
Value at beginning of period	$22.62									
Value at end of period	$24.27									
Number of accumulation units outstanding at end of period	619									
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$13.87	$10.59	$9.71							
Value at end of period	$15.54	$13.87	$10.59							
Number of accumulation units outstanding at end of period	12,673	554	877							
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$10.89									
Value at end of period	$10.89									
Number of accumulation units outstanding at end of period	3,868									
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$23.88	$17.84	$15.57	$16.05	$15.02					
Value at end of period	$26.32	$23.88	$17.84	$15.57	$16.05					
Number of accumulation units outstanding at end of period	578	419	235	344	198					
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.58	$12.04	$10.46	$10.98	$10.09					
Value at end of period	$17.26	$16.58	$12.04	$10.46	$10.98					
Number of accumulation units outstanding at end of period	23,308	13,871	12,894	961	535					

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$17.40	$12.61	$11.04	$11.03	$8.40	$6.46	$9.95	$9.11	$8.84	
Value at end of period	$18.23	$17.40	$12.61	$11.04	$11.03	$8.40	$6.46	$9.95	$9.11	
Number of accumulation units outstanding at end of period	9,761	13,157	14,651	8,599	5,914	4,167	9,679	10,221	317	
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$33.96	$24.85	$21.87	$22.61	$18.33	$14.48	$21.17	$20.16	$17.39	$15.90
Value at end of period	$35.89	$33.96	$24.85	$21.87	$22.61	$18.33	$14.48	$21.17	$20.16	$17.39
Number of accumulation units outstanding at end of period	83	73	70	794	1,308	1,519	1,079	10,938	30,888	21,146
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$13.81	$13.65								
Value at end of period	$14.49	$13.81								
Number of accumulation units outstanding at end of period	10,529	2,230								
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$11.97	$12.38	$12.36	$11.30	$10.97					
Value at end of period	$12.55	$11.97	$12.38	$12.02	$11.30					
Number of accumulation units outstanding at end of period	2,174	1,423	674	0	24					
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$26.55	$20.38	$17.65	$18.38	$15.18	$12.36				
Value at end of period	$29.63	$26.55	$20.38	$17.65	$18.38	$15.18				
Number of accumulation units outstanding at end of period	5,420	9,462	8,612	5,675	3,545	282				
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$30.52	$22.16	$18.67	$18.41	$14.67	$10.94	$18.77	$17.83	$15.59	$14.64
Value at end of period	$31.60	$30.52	$22.16	$18.67	$18.41	$14.67	$10.94	$18.77	$17.83	$15.59
Number of accumulation units outstanding at end of period	14,313	11,855	5,442	3,736	8,734	7,463	5,423	3,195	759	416
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$12.47	$12.09	$9.67	$10.27	$8.90	$6.71	$9.74			
Value at end of period	$14.11	$12.47	$12.09	$9.67	$10.27	$8.90	$6.71			
Number of accumulation units outstanding at end of period	41,684	29,195	24,079	23,997	14,623	11,201	8,860			
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2006)										
Value at beginning of period	$13.25	$13.08	$11.41	$10.51	$8.28	$6.14	$10.07	$12.34	$12.62	
Value at end of period	$17.07	$13.25	$13.08	$11.41	$10.51	$8.28	$6.14	$10.07	$12.34	
Number of accumulation units outstanding at end of period	1,590	5,138	6,745	1,605	3,425	3,316	5,498	2,207	233	
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$15.75	$11.34	$10.01	$10.91						
Value at end of period	$16.30	$15.75	$11.34	$10.01						
Number of accumulation units outstanding at end of period	13,876	3,631	2,795	2,338						
VY® FMR^SM DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$21.52	$15.94	$14.02	$15.87	$12.46	$9.03	$14.56			
Value at end of period	$22.63	$21.52	$15.94	$14.02	$15.87	$12.46	$9.03			
Number of accumulation units outstanding at end of period	1,750	1,538	1,511	1,104	1,885	2,621	3,167			

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.95	$14.90	$12.65	$13.03	$11.41	$8.95	$14.20	$14.65	$12.74	$12.41
Value at end of period	$21.60	$19.95	$14.90	$12.65	$13.03	$11.41	$8.95	$14.20	$14.65	$12.74
Number of accumulation units outstanding at end of period	52	27	0	0	0	0	0	34	1,128	624
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$17.29	$13.94	$12.46	$12.70	$11.40	$9.37	$12.32	$11.99	$10.73	$9.81
Value at end of period	$18.68	$17.29	$13.94	$12.46	$12.70	$11.40	$9.37	$12.32	$11.99	$10.73
Number of accumulation units outstanding at end of period	20,245	289	286	429	429	429	587	588	2,975	5,387
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$17.53	$13.20	$12.55							
Value at end of period	$19.15	$17.53	$13.20							
Number of accumulation units outstanding at end of period	1,296	933	479							
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$21.89	$23.41	$19.81	$24.43	$20.47	$12.03	$10.87			
Value at end of period	$21.91	$21.89	$23.41	$19.81	$24.43	$20.47	$12.03			
Number of accumulation units outstanding at end of period	18,290	13,209	8,810	5,531	2,532	1,244	984			
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$28.41	$21.77	$18.29	$18.11	$16.61					
Value at end of period	$32.41	$28.41	$21.77	$18.29	$18.11					
Number of accumulation units outstanding at end of period	14,575	13,108	8,096	2,454	489					
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$22.41	$16.26	$13.81	$14.11	$13.42					
Value at end of period	$24.09	$22.41	$16.26	$13.81	$14.11					
Number of accumulation units outstanding at end of period	14,725	10,584	2,945	1,351	19					
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$18.96	$15.03	$12.45	$13.66	$11.87	$8.57	$14.47	$13.69	$11.70	$9.73
Value at end of period	$19.24	$18.96	$15.03	$12.45	$13.66	$11.87	$8.57	$14.47	$13.69	$11.70
Number of accumulation units outstanding at end of period	16,325	12,613	10,634	14,525	10,976	11,043	10,499	17,453	38,274	42,918
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$19.37	$17.38	$15.08	$15.31	$12.97	$7.82	$10.74			
Value at end of period	$19.28	$19.37	$17.38	$15.08	$15.31	$12.97	$7.82			
Number of accumulation units outstanding at end of period	9,940	5,786	2,141	2,402	990	798	95			
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$19.52	$16.10	$14.18	$13.89	$12.28	$9.29	$12.92	$12.47	$10.97	$10.86
Value at end of period	$21.71	$19.52	$16.10	$14.18	$13.89	$12.28	$9.29	$12.92	$12.47	$10.97
Number of accumulation units outstanding at end of period	39,928	32,863	25,799	21,838	17,946	13,598	9,426	3,175	796	409
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$20.90	$15.59	$13.53	$14.16	$11.11	$7.65	$13.56	$12.06	$11.14	$9.49
Value at end of period	$23.19	$20.90	$15.59	$13.53	$14.16	$11.11	$7.65	$13.56	$12.06	$11.14
Number of accumulation units outstanding at end of period	7,447	5,993	8,844	15,122	11,431	10,529	6,675	6,327	5,552	2,044

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$24.56	$17.78	$15.07	$15.36	$13.25	$9.34	$16.29	$14.94	$13.30	$12.62
Value at end of period	$26.48	$24.56	$17.78	$15.07	$15.36	$13.25	$9.34	$16.29	$14.94	$13.30
Number of accumulation units outstanding at end of period	5,821	5,476	8,302	7,270	3,989	3,141	2,659	2,212	2,168	1,950
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$16.45	$14.51	$12.31	$14.16	$12.54	$9.19	$18.35	$15.34	$12.47	$12.41
Value at end of period	$16.14	$16.45	$14.51	$12.31	$14.16	$12.54	$9.19	$18.35	$15.34	$12.47
Number of accumulation units outstanding at end of period	3,016	3,175	2,779	4,393	3,741	3,514	3,167	1,904	1,619	42
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.97	$9.19	$7.79	$8.93	$8.27	$6.31	$10.20			
Value at end of period	$10.16	$10.97	$9.19	$7.79	$8.93	$8.27	$6.31			
Number of accumulation units outstanding at end of period	719	2,855	4,512	3,905	2,512	1,505	6,775			
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$12.95	$10.67	$8.85	$10.44	$8.43	$5.67	$10.51	$10.81		
Value at end of period	$12.28	$12.95	$10.67	$8.85	$10.44	$8.43	$5.67	$10.51		
Number of accumulation units outstanding at end of period	24,696	21,648	17,459	14,648	7,570	4,417	1,595	691		
WANGER USA										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$22.40	$16.88	$14.69							
Value at end of period	$23.28	$22.40	$16.88							
Number of accumulation units outstanding at end of period	0	0	211							

TABLE 5
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARES OF 0.90%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during August 2006)									
Value at beginning of period	$16.41	$12.62	$10.93	$11.32	$9.74	$7.24	$12.72	$10.91	$10.17
Value at end of period	$18.21	$16.41	$12.62	$10.93	$11.32	$9.74	$7.24	$12.72	$10.91
Number of accumulation units outstanding at end of period	0	0	0	0	2,584	2,586	2,364	2,363	2,364
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)									
(Funds were first received in this option during August 2006)									
Value at beginning of period	$14.94	$11.57	$10.19	$10.71	$8.62	$6.87	$11.43	$11.47	$10.26
Value at end of period	$16.52	$14.94	$11.57	$10.19	$10.71	$8.62	$6.87	$11.43	$11.47
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	884
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2007)									
Value at beginning of period	$8.60	$8.85	$7.98	$10.51	$9.15	$5.28	$12.76	$11.70	
Value at end of period	$7.45	$8.60	$8.85	$7.98	$10.51	$9.15	$5.28	$12.76	
Number of accumulation units outstanding at end of period	0	0	0	0	0	279	280	280	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$13.92	$14.31	$13.39	$13.08	$12.27	$10.99	$11.26		
Value at end of period	$14.51	$13.92	$14.31	$13.39	$13.08	$12.27	$10.99		
Number of accumulation units outstanding at end of period	0	0	0	0	1,559	1,559	1,560		
VOYA BALANCED PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2006)									
Value at beginning of period	$13.62	$11.78	$10.46	$10.69	$9.46	$8.00	$11.23	$10.73	$10.12
Value at end of period	$14.34	$13.62	$11.78	$10.46	$10.69	$9.46	$8.00	$11.23	$10.73
Number of accumulation units outstanding at end of period	503	504	505	506	4,728	4,725	4,730	4,730	4,733
VOYA GLOBAL BOND PORTFOLIO (CLASS I)									
(Funds were first received in this option during November 2006)									
Value at beginning of period	$13.76	$14.46	$13.52	$13.16	$11.46	$9.51	$11.36	$10.54	$10.42
Value at end of period	$13.69	$13.76	$14.46	$13.52	$13.16	$11.46	$9.51	$11.36	$10.54
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	826	826	826
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)									
(Funds were first received in this option during January 2012)									
Value at beginning of period	$12.67	$11.25	$12.12						
Value at end of period	$11.08	$12.67	$11.25						
Number of accumulation units outstanding at end of period	212	212	212						
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2006)									
Value at beginning of period	$15.61	$12.05	$10.50	$10.63	$9.39	$7.28	$11.78	$11.06	$10.22
Value at end of period	$17.12	$15.61	$12.05	$10.50	$10.63	$9.39	$7.28	$11.78	$11.06
Number of accumulation units outstanding at end of period	1,764	1,849	1,933	2,015	7,550	7,644	2,279	2,396	2,486
VOYA HIGH YIELD PORTFOLIO (CLASS S)									
(Funds were first received in this option during November 2006)									
Value at beginning of period	$16.94	$16.18	$14.32	$13.84	$12.22	$8.26	$10.75	$10.55	$10.43
Value at end of period	$16.98	$16.94	$16.18	$14.32	$13.84	$12.22	$8.26	$10.75	$10.55
Number of accumulation units outstanding at end of period	0	0	0	0	931	932	0	823	822
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2006)									
Value at beginning of period	$17.01	$12.75	$10.93	$11.16	$9.24	$7.08	$11.44	$10.94	$10.18
Value at end of period	$18.46	$17.01	$12.75	$10.93	$11.16	$9.24	$7.08	$11.44	$10.94
Number of accumulation units outstanding at end of period	0	0	0	0	0	293	293	294	2,093
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2006)									
Value at beginning of period	$15.87	$11.22	$10.08	$10.24	$8.41	$6.80	$10.33	$11.11	$10.24
Value at end of period	$16.58	$15.87	$11.22	$10.08	$10.24	$8.41	$6.80	$10.33	$11.11
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	1,552
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2006)									
Value at beginning of period	$13.44	$13.58	$12.53	$11.75	$10.80	$9.77	$10.77	$10.25	$10.05
Value at end of period	$14.21	$13.44	$13.58	$12.53	$11.75	$10.80	$9.77	$10.77	$10.25
Number of accumulation units outstanding at end of period	1,097	1,160	1,220	1,279	1,349	1,411	1,470	2,390	2,454
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2014)									
Value at beginning of period	$13.60								
Value at end of period	$13.87								
Number of accumulation units outstanding at end of period	248								

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA MONEY MARKET PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2006)									
Value at beginning of period	$10.37	$10.46	$10.55	$10.65	$10.72	$10.78	$10.59	$10.17	$10.01
Value at end of period	$10.28	$10.37	$10.46	$10.55	$10.65	$10.72	$10.78	$10.59	$10.17
Number of accumulation units outstanding at end of period	147	155	163	171	180	188	196	208	216
VOYA RUSSELL[TM] LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2012)									
Value at beginning of period	$21.53	$16.46	$15.28						
Value at end of period	$24.13	$21.53	$16.46						
Number of accumulation units outstanding at end of period	150	151	151						
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2010)									
Value at beginning of period	$21.45	$15.56	$13.63	$13.64	$11.50				
Value at end of period	$22.45	$21.45	$15.56	$13.63	$13.64				
Number of accumulation units outstanding at end of period	0	0	0	219	219				
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2006)									
Value at beginning of period	$12.66	$12.52	$10.94	$10.08	$7.95	$5.90	$9.68	$11.88	$10.31
Value at end of period	$16.30	$12.66	$12.52	$10.94	$10.08	$7.95	$5.90	$9.68	$11.88
Number of accumulation units outstanding at end of period	0	0	0	336	337	0	0	0	280
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)									
(Funds were first received in this option during November 2007)									
Value at beginning of period	$14.00	$10.49	$9.43	$9.98	$8.99	$6.89	$11.44	$11.50	
Value at end of period	$15.66	$14.00	$10.49	$9.43	$9.98	$8.99	$6.89	$11.44	
Number of accumulation units outstanding at end of period	0	0	0	0	2,709	2,708	901	901	
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2006)									
Value at beginning of period	$15.85	$12.58	$10.43	$11.46	$9.96	$7.20	$12.18	$11.53	$10.32
Value at end of period	$16.08	$15.85	$12.58	$10.43	$11.46	$9.96	$7.20	$12.18	$11.53
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	2,273	2,272	2,273
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during November 2007)									
Value at beginning of period	$19.29	$14.40	$12.51	$13.11	$10.29	$7.09	$12.59	$12.66	
Value at end of period	$21.38	$19.29	$14.40	$12.51	$13.11	$10.29	$7.09	$12.59	
Number of accumulation units outstanding at end of period	0	0	0	0	2,261	2,262	1,932	1,931	
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during November 2007)									
Value at beginning of period	$15.11	$11.76	$10.12	$10.30	$9.04	$7.30	$11.46	$11.49	
Value at end of period	$16.10	$15.11	$11.76	$10.12	$10.30	$9.04	$7.30	$11.46	
Number of accumulation units outstanding at end of period	0	0	0	0	2,815	2,816	1,437	1,436	
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)									
(Funds were first received in this option during November 2007)									
Value at beginning of period	$18.50	$13.41	$11.38	$11.60	$10.02	$7.07	$12.35	$12.38	
Value at end of period	$19.93	$18.50	$13.41	$11.38	$11.60	$10.02	$7.07	$12.35	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,309	1,309	

TABLE 6
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$26.90	$20.69	$17.94	$18.58	$16.00	$11.90	$20.91	$17.95	$16.22	$14.00
Value at end of period	$29.83	$26.90	$20.69	$17.94	$18.58	$16.00	$11.90	$20.91	$17.95	$16.22
Number of accumulation units outstanding at end of period	24,539	28,965	29,731	33,189	42,673	45,165	43,318	47,295	55,171	80,017
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.74	$16.34	$14.06	$14.06	$12.33	$9.56	$16.83	$16.73	$14.05	$13.40
Value at end of period	$22.34	$20.74	$16.34	$14.06	$14.06	$12.33	$9.56	$16.83	$16.73	$14.05
Number of accumulation units outstanding at end of period	14	14	14	14	3,490	5,390	8,694	14,069	11,871	11,456
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.70	$16.07	$14.14	$14.25	$11.58	$9.12	$17.42	$13.85	$13.09	$12.49
Value at end of period	$23.92	$21.70	$16.07	$14.14	$14.25	$11.58	$9.12	$17.42	$13.85	$13.09
Number of accumulation units outstanding at end of period	5,646	5,645	6,026	5,953	6,610	2,237	2,510	1,881	2,235	3,344
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.53	$16.67	$13.93	$16.98	$15.16	$12.09	$21.73	$18.70	$15.98	$13.56
Value at end of period	$19.61	$21.53	$16.67	$13.93	$16.98	$15.16	$12.09	$21.73	$18.70	$15.98
Number of accumulation units outstanding at end of period	244	244	244	2,774	4,733	6,207	6,271	7,686	7,070	6,566
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$28.92	$21.43	$18.27	$19.17	$15.09	$11.80	$17.78	$18.39	$15.87	$14.73
Value at end of period	$28.81	$28.92	$21.43	$18.27	$19.17	$15.09	$11.80	$17.78	$18.39	$15.87
Number of accumulation units outstanding at end of period	3,285	3,285	3,285	3,592	3,459	1,953	2,664	2,770	4,658	4,270
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$22.56	$17.62	$15.62	$15.78	$14.54	$11.44	$16.53	$16.71		
Value at end of period	$24.16	$22.56	$17.62	$15.62	$15.78	$14.54	$11.44	$16.53		
Number of accumulation units outstanding at end of period	3,156	3,155	3,155	3,155	3,123	4,356	2,838	218		
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$23.19	$17.97	$15.83	$16.65	$13.40	$10.69	$17.79	$17.86	$16.06	$14.98
Value at end of period	$25.62	$23.19	$17.97	$15.83	$16.65	$13.40	$10.69	$17.79	$17.86	$16.06
Number of accumulation units outstanding at end of period	2,310	2,310	2,309	2,310	2,471	2,428	2,703	3,760	3,512	3,370
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$21.18	$15.17	$12.98	$13.40	$10.96	$8.06	$13.09	$13.38	$12.59	
Value at end of period	$23.49	$21.18	$15.17	$12.98	$13.40	$10.96	$8.06	$13.09	$13.38	
Number of accumulation units outstanding at end of period	5,731	5,733	5,730	5,565	5,390	5,013	815	671	2,461	
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$14.80	$16.46	$15.28	$13.81	$12.90	$11.00	$12.52			
Value at end of period	$15.11	$14.80	$16.46	$15.28	$13.81	$12.90	$11.00			
Number of accumulation units outstanding at end of period	452	1,280	1,855	1,609	422	110	33			

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$8.57	$8.82	$7.96	$10.49	$9.13	$5.28	$12.76	$10.74		
Value at end of period	$7.42	$8.57	$8.82	$7.96	$10.49	$9.13	$5.28	$12.76		
Number of accumulation units outstanding at end of period	6,237	6,235	6,238	6,520	5,940	7,532	3,285	952		
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.75	$16.21	$15.17	$14.83	$13.92	$12.48	$12.62	$11.65	$11.31	$11.18
Value at end of period	$16.41	$15.75	$16.21	$15.17	$14.83	$13.92	$12.48	$12.62	$11.65	$11.31
Number of accumulation units outstanding at end of period	10,168	10,168	13,990	10,648	7,849	36,315	25,977	11,918	12,143	12,229
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$17.79	$15.39	$13.67	$13.99	$12.38	$10.48	$14.71	$14.07	$12.91	$12.51
Value at end of period	$18.72	$17.79	$15.39	$13.67	$13.99	$12.38	$10.48	$14.71	$14.07	$12.91
Number of accumulation units outstanding at end of period	4,805	4,806	4,805	4,806	4,804	0	0	82,646	93,249	91,215
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.02	$14.75	$13.80	$13.43	$11.70	$9.72	$11.61	$10.78	$10.03	$9.91
Value at end of period	$13.95	$14.02	$14.75	$13.80	$13.43	$11.70	$9.72	$11.61	$10.78	$10.03
Number of accumulation units outstanding at end of period	4,468	9,718	10,781	15,964	14,792	8,891	9,583	11,365	11,291	15,502
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$12.62	$11.22	$11.66	$12.95	$10.75	$7.89	$13.51	$11.53		
Value at end of period	$11.03	$12.62	$11.22	$11.66	$12.95	$10.75	$7.89	$13.51		
Number of accumulation units outstanding at end of period	636	637	636	907	785	1,960	2,664	894		
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$20.81	$16.08	$14.02	$14.19	$12.55	$9.73	$15.75	$14.81	$13.09	$12.22
Value at end of period	$22.82	$20.81	$16.08	$14.02	$14.19	$12.55	$9.73	$15.75	$14.81	$13.09
Number of accumulation units outstanding at end of period	17,099	17,547	18,036	18,132	28,576	26,993	27,883	34,872	40,044	39,142
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$18.14	$17.34	$15.35	$14.84	$13.11	$8.86	$11.55	$11.33	$10.70	
Value at end of period	$18.18	$18.14	$17.34	$15.35	$14.84	$13.11	$8.86	$11.55	$11.33	
Number of accumulation units outstanding at end of period	3,310	3,574	3,418	448	1,528	1,457	0	3,954	819	
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.27	$15.39	$13.58	$13.72	$12.15	$9.96	$16.01	$15.39	$13.56	$12.99
Value at end of period	$22.86	$20.27	$15.39	$13.58	$13.72	$12.15	$9.96	$16.01	$15.39	$13.56
Number of accumulation units outstanding at end of period	1,304	1,324	1,901	829	605	88,619	88,182	87,265	86,929	95,129
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$26.98	$20.24	$17.36	$17.73	$14.68	$11.25	$18.20	$17.41	$16.06	$14.59
Value at end of period	$29.28	$26.98	$20.24	$17.36	$17.73	$14.68	$11.25	$18.20	$17.41	$16.06
Number of accumulation units outstanding at end of period	1,078	1,145	1,525	1,851	2,312	2,695	3,346	3,204	8,450	7,610
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$26.19	$18.52	$16.64	$16.92	$13.91	$11.25	$17.09	$18.40	$16.32	$15.31
Value at end of period	$27.35	$26.19	$18.52	$16.64	$16.92	$13.91	$11.25	$17.09	$18.40	$16.32
Number of accumulation units outstanding at end of period	2,938	2,938	3,438	2,573	2,402	2,761	2,465	2,088	2,858	3,127
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.65	$15.82	$14.60	$13.71	$12.60	$11.40	$12.58	$11.97	$11.62	$11.37
Value at end of period	$16.54	$15.65	$15.82	$14.60	$13.71	$12.60	$11.40	$12.58	$11.97	$11.62
Number of accumulation units outstanding at end of period	3,541	3,287	4,263	4,115	4,097	4,203	4,166	5,124	4,483	3,884

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$9.87	$8.21	$6.98	$8.02	$7.51	$6.90				
Value at end of period	$9.20	$9.87	$8.21	$6.98	$8.02	$7.51				
Number of accumulation units outstanding at end of period	1,514	1,983	2,026	1,997	3,273	3,335				
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.89	$14.90	$12.61	$14.97	$14.75	$11.71	$20.65	$18.38	$14.33	$13.22
Value at end of period	$16.84	$17.89	$14.90	$12.61	$14.97	$14.75	$11.71	$20.65	$18.38	$14.33
Number of accumulation units outstanding at end of period	440	440	440	440	412	385	1,944	2,417	2,267	2,632
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.68	$12.08	$10.33	$10.32						
Value at end of period	$17.64	$15.68	$12.08	$10.33						
Number of accumulation units outstanding at end of period	5,521	4,339	4,342	4,236						
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$12.63	$9.75	$8.58	$8.37	$7.07	$6.34	$9.16	$9.38		
Value at end of period	$13.77	$12.63	$9.75	$8.58	$8.37	$7.07	$6.34	$9.16		
Number of accumulation units outstanding at end of period	19,675	20,635	9,709	9,578	6,331	7,818	14,118	13,817		
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$32.78	$25.08	$22.17	$22.49	$18.13					
Value at end of period	$35.34	$32.78	$25.08	$22.17	$22.49					
Number of accumulation units outstanding at end of period	0	173	0	282	5,725					
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$10.81	$10.91	$11.01	$11.11	$11.19	$11.26	$11.07	$10.63	$10.23	$10.12
Value at end of period	$10.71	$10.81	$10.91	$11.01	$11.11	$11.19	$11.26	$11.07	$10.63	$10.23
Number of accumulation units outstanding at end of period	1,392	1,361	10,733	1,715	3,390	11,063	19,892	24,749	68,143	9,105
VOYA RUSSELL[TM] LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$21.48	$16.43	$15.49							
Value at end of period	$24.07	$21.48	$16.43							
Number of accumulation units outstanding at end of period	13	13	13							
VOYA RUSSELL[TM] LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$13.75	$11.19								
Value at end of period	$15.38	$13.75								
Number of accumulation units outstanding at end of period	1,170	1,217								
VOYA RUSSELL[TM] MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$22.72									
Value at end of period	$26.09									
Number of accumulation units outstanding at end of period	815									
VOYA RUSSELL[TM] MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$15.28	$12.50								
Value at end of period	$17.06	$15.28								
Number of accumulation units outstanding at end of period	1,025	1,066								

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.44	$11.96	$10.40	$10.93	$9.99					
Value at end of period	$17.08	$16.44	$11.96	$10.40	$10.93					
Number of accumulation units outstanding at end of period	694	937	18	33	39					
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$29.11	$21.13	$18.52	$18.54	$14.14	$10.89	$16.79	$15.40	$13.81	$12.78
Value at end of period	$30.45	$29.11	$21.13	$18.52	$18.54	$14.14	$10.89	$16.79	$15.40	$13.81
Number of accumulation units outstanding at end of period	465	465	465	1,083	436	275	20,180	234	1,419	234
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$29.71	$21.77	$19.19	$19.87	$16.13	$12.76	$18.69	$17.82	$15.40	$14.10
Value at end of period	$31.35	$29.71	$21.77	$19.19	$19.87	$16.13	$12.76	$18.69	$17.82	$15.40
Number of accumulation units outstanding at end of period	0	0	2	415	415	415	416	416	416	416
VOYA SOLUTION 2015 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2013)										
Value at beginning of period	$13.81	$12.92								
Value at end of period	$14.47	$13.81								
Number of accumulation units outstanding at end of period	11,377	11,379								
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$14.44	$12.53	$11.16	$11.62	$10.31	$8.28	$11.75			
Value at end of period	$15.11	$14.44	$12.53	$11.16	$11.62	$10.31	$8.28			
Number of accumulation units outstanding at end of period	0	0	3,124	2,556	2,154	1,307	439			
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$15.49	$12.67	$11.08	$11.79	$10.34	$8.04	$13.49	$12.88	$11.69	
Value at end of period	$16.28	$15.49	$12.67	$11.08	$11.79	$10.34	$8.04	$13.49	$12.88	
Number of accumulation units outstanding at end of period	0	0	0	405	405	405	405	405	140	
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$18.48	$15.25	$13.38	$13.92	$12.43	$10.02	$14.42			
Value at end of period	$19.51	$18.48	$15.25	$13.38	$13.92	$12.43	$10.02			
Number of accumulation units outstanding at end of period	4,517	4,518	4,515	4,518	4,516	4,516	4,516			
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$17.58	$15.23	$13.53	$13.74	$12.38	$10.26	$14.90	$14.26	$12.95	$12.72
Value at end of period	$18.58	$17.58	$15.23	$13.53	$13.74	$12.38	$10.26	$14.90	$14.26	$12.95
Number of accumulation units outstanding at end of period	0	0	0	0	0	4,349	3,933	3,581	3,282	2,925
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$11.87	$12.29	$11.95	$11.25	$10.70	$10.09				
Value at end of period	$12.43	$11.87	$12.29	$11.95	$11.25	$10.70				
Number of accumulation units outstanding at end of period	352	0	1,482	1,507	1,872	1,305				
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$29.95	$23.02	$19.97	$20.82	$17.22	$12.82	$17.62	$18.32	$16.02	$15.00
Value at end of period	$33.37	$29.95	$23.02	$19.97	$20.82	$17.22	$12.82	$17.62	$18.32	$16.02
Number of accumulation units outstanding at end of period	1,246	3,093	3,721	3,995	4,178	3,363	4,900	7,406	6,920	7,446

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$33.36	$24.25	$20.46	$20.21	$16.13	$12.04	$20.69	$19.69	$17.25	$16.22
Value at end of period	$34.48	$33.36	$24.25	$20.46	$20.21	$16.13	$12.04	$20.69	$19.69	$17.25
Number of accumulation units outstanding at end of period	2,025	3,090	4,268	4,135	3,922	3,609	3,680	5,994	5,517	13,288
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$13.09	$12.95	$11.32	$10.43	$8.23	$6.12	$10.04	$12.32	$10.58	
Value at end of period	$16.85	$13.09	$12.95	$11.32	$10.43	$8.23	$6.12	$10.04	$12.32	
Number of accumulation units outstanding at end of period	12,575	7,702	7,701	13,691	1,752	7,078	2,862	2,373	1,569	
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.10	$15.06	$13.54	$14.34	$12.92	$9.91	$16.46	$15.96	$14.15	$13.75
Value at end of period	$22.46	$20.10	$15.06	$13.54	$14.34	$12.92	$9.91	$16.46	$15.96	$14.15
Number of accumulation units outstanding at end of period	3	3	3	3	3	102	32	0	57	219
VY® FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$21.24	$15.76	$13.88	$15.74	$12.38	$8.98	$14.89	$13.13	$11.85	$11.34
Value at end of period	$22.30	$21.24	$15.76	$13.88	$15.74	$12.38	$8.88	$14.89	$13.13	$11.85
Number of accumulation units outstanding at end of period	11,866	11,863	11,866	11,653	13,200	8,498	0	2,236	24,440	2,004
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$22.71	$16.98	$14.45	$14.90	$13.06	$10.26	$16.31	$16.85	$14.68	$14.32
Value at end of period	$24.55	$22.71	$16.98	$14.45	$14.90	$13.06	$10.26	$16.31	$16.85	$14.68
Number of accumulation units outstanding at end of period	1,663	4,451	4,451	4,237	4,575	4,004	6,878	7,588	8,808	12,292
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$17.06	$13.78	$12.33	$12.59	$11.32	$9.31	$12.27	$11.96	$10.71	$10.00
Value at end of period	$18.41	$17.06	$13.78	$12.33	$12.59	$11.32	$9.31	$12.27	$11.96	$10.71
Number of accumulation units outstanding at end of period	6,480	11,935	13,631	13,541	13,007	13,233	17,039	8,513	8,390	8,585
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$17.31	$13.05	$11.50	$11.87	$10.65	$8.67	$12.92	$12.71	$11.37	
Value at end of period	$18.88	$17.31	$13.05	$11.50	$11.87	$10.65	$8.67	$12.92	$12.71	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	1,680	
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$21.60	$23.14	$19.61	$24.22	$20.33	$11.96	$24.78	$18.07	$13.43	$11.51
Value at end of period	$21.60	$21.60	$23.14	$19.61	$24.22	$20.33	$11.96	$24.78	$18.07	$13.43
Number of accumulation units outstanding at end of period	2,363	3,386	3,436	4,410	6,960	6,304	2,998	12,640	6,331	3,706
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$31.44	$24.13	$20.29	$20.12	$16.52	$13.27	$20.01	$19.74	$17.10	$15.92
Value at end of period	$35.80	$31.44	$24.13	$20.29	$20.12	$16.52	$13.27	$20.01	$19.74	$17.10
Number of accumulation units outstanding at end of period	2,644	5,236	6,383	7,821	7,409	7,048	10,795	14,664	12,186	13,761
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$22.12	$16.07	$13.67	$15.20	$11.14	$8.83	$12.73	$13.08	$12.54	
Value at end of period	$23.74	$22.12	$16.07	$13.67	$13.99	$11.14	$8.83	$12.73	$13.08	
Number of accumulation units outstanding at end of period	0	0	0	396	0	0	0	0	2,199	
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$18.71	$14.86	$12.32	$13.54	$11.78	$8.52	$14.41	$13.65	$11.68	$10.02
Value at end of period	$18.96	$18.71	$14.86	$12.32	$13.54	$11.78	$8.52	$14.41	$13.65	$11.68
Number of accumulation units outstanding at end of period	17,712	23,063	23,064	23,444	22,363	29,598	27,487	37,111	36,554	38,507

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$19.15	$17.21	$14.95	$15.20	$12.89	$7.79	$11.14	$10.79		
Value at end of period	$19.03	$19.15	$17.21	$14.95	$15.20	$12.89	$7.79	$11.14		
Number of accumulation units outstanding at end of period	1,429	1,691	1,827	2,428	2,107	2,070	1,429	2,656		
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$19.26	$15.91	$14.03	$13.77	$12.19	$9.24	$12.86	$12.44	$10.95	$10.80
Value at end of period	$21.40	$19.26	$15.91	$14.03	$13.77	$12.19	$9.24	$12.86	$12.44	$10.95
Number of accumulation units outstanding at end of period	29,260	31,358	31,310	46,866	53,651	51,656	35,283	33,570	31,535	86
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$20.62	$15.40	$13.39	$14.04	$11.03	$7.60	$13.50	$12.02	$11.12	$9.93
Value at end of period	$22.85	$20.62	$15.40	$13.39	$14.04	$11.03	$7.60	$13.50	$12.02	$11.12
Number of accumulation units outstanding at end of period	5,105	5,107	5,107	6,368	6,324	1,879	1,316	1,834	4,473	5,717
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$22.64	$17.61	$15.17	$15.45	$13.57	$10.96	$17.21	$16.86	$14.29	$13.88
Value at end of period	$24.09	$22.64	$17.61	$15.17	$15.45	$13.57	$10.96	$17.21	$16.86	$14.29
Number of accumulation units outstanding at end of period	7,406	7,404	7,407	15,273	16,002	10,489	10,490	12,336	12,308	3,655
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$26.52	$19.23	$16.33	$16.66	$14.39	$10.16	$17.75	$16.31	$14.53	$13.82
Value at end of period	$28.55	$26.52	$19.23	$16.33	$16.66	$14.39	$10.16	$17.75	$16.31	$14.53
Number of accumulation units outstanding at end of period	2,180	2,180	2,541	2,416	3,072	8,923	8,699	34,631	7,393	7,203
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$16.24	$14.34	$12.19	$14.04	$12.46	$9.14	$18.27	$15.30	$12.46	$12.28
Value at end of period	$15.91	$16.24	$14.34	$12.19	$14.04	$12.46	$9.14	$18.27	$15.30	$12.46
Number of accumulation units outstanding at end of period	358	358	358	358	329	297	1,286	938	120	10,241
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.87	$9.13	$7.75	$8.89	$8.24	$6.30	$10.20			
Value at end of period	$10.06	$10.87	$9.13	$7.75	$8.89	$8.24	$6.30			
Number of accumulation units outstanding at end of period	1,886	1,887	1,888	1,362	1,269	2,427	2,857			
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$12.82	$10.58	$8.78	$10.39	$8.39	$5.66	$10.50	$10.07		
Value at end of period	$12.14	$12.82	$10.58	$8.78	$10.39	$8.39	$5.66	$10.50		
Number of accumulation units outstanding at end of period	2,694	1,664	1,664	1,750	7,590	6,780	7,910	6,449		
WANGER SELECT										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$21.35	$16.01	$13.65	$16.74	$13.35	$8.11	$16.07	$14.83	$12.96	
Value at end of period	$21.81	$21.35	$16.01	$13.65	$16.74	$13.35	$8.11	$16.07	$14.83	
Number of accumulation units outstanding at end of period	1,429	1,428	1,429	1,296	1,136	952	703	589	412	
WANGER USA										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$22.07	$16.66	$14.01	$14.66	$12.91					
Value at end of period	$22.91	$22.07	$16.66	$14.01	$14.66					
Number of accumulation units outstanding at end of period	330	330	330	260	159					

TABLE 7
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARES OF 1.00%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$14.29	$13.05
Value at end of period	$15.51	$14.29
Number of accumulation units outstanding at end of period	16,570	9,894
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$16.28	$14.05
Value at end of period	$18.05	$16.28
Number of accumulation units outstanding at end of period	546,341	788,740
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$15.60	$14.15
Value at end of period	$16.79	$15.60
Number of accumulation units outstanding at end of period	292,189	382,397
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$15.62	$12.92
Value at end of period	$17.21	$15.62
Number of accumulation units outstanding at end of period	273,828	268,858
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$12.27	$10.29
Value at end of period	$11.17	$12.27
Number of accumulation units outstanding at end of period	105,950	140,583
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$18.04	$15.01
Value at end of period	$17.96	$18.04
Number of accumulation units outstanding at end of period	30,566	28,916
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$50.53	$40.22
Value at end of period	$54.25	$50.53
Number of accumulation units outstanding at end of period	2,080	3,187
INVESCO V.I. CORE EQUITY FUND (SERIES I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$15.48	$13.82
Value at end of period	$16.58	$15.48
Number of accumulation units outstanding at end of period	14,808	21,650
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$16.66	$15.25
Value at end of period	$17.90	$16.66
Number of accumulation units outstanding at end of period	473	473

	2014	2013
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$17.09	$14.62
Value at end of period	$19.04	$17.09
Number of accumulation units outstanding at end of period	4	4
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$16.37	$14.47
Value at end of period	$18.07	$16.37
Number of accumulation units outstanding at end of period	27,416	27,319
OPPENHEIMER GLOBAL FUND/VA		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$15.97	$14.01
Value at end of period	$16.17	$15.97
Number of accumulation units outstanding at end of period	1,443	1,450
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$18.84	$15.83
Value at end of period	$20.87	$18.84
Number of accumulation units outstanding at end of period	16,021	12,130
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$12.61	$13.44
Value at end of period	$12.88	$12.61
Number of accumulation units outstanding at end of period	55,237	77,376
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$8.59	$8.20
Value at end of period	$7.43	$8.59
Number of accumulation units outstanding at end of period	16,976	16,161
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$16.21	$15.60
Value at end of period	$16.07	$16.21
Number of accumulation units outstanding at end of period	12,869	7,564
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$13.14	$13.34
Value at end of period	$13.69	$13.14
Number of accumulation units outstanding at end of period	223,839	245,263
VOYA BALANCED PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$14.18	$13.04
Value at end of period	$14.91	$14.18
Number of accumulation units outstanding at end of period	413,319	508,953
VOYA GLOBAL BOND PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$12.56	$12.67
Value at end of period	$12.49	$12.56
Number of accumulation units outstanding at end of period	72,671	70,486

	2014	2013
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$10.36	$9.49
Value at end of period	$9.05	$10.36
Number of accumulation units outstanding at end of period	91,819	72,965
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$15.96	$13.87
Value at end of period	$17.49	$15.96
Number of accumulation units outstanding at end of period	1,416,434	1,475,100
VOYA HIGH YIELD PORTFOLIO (CLASS S)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$17.12	$16.73
Value at end of period	$17.15	$17.12
Number of accumulation units outstanding at end of period	24,555	25,995
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$15.90	$13.87
Value at end of period	$17.92	$15.90
Number of accumulation units outstanding at end of period	310,875	330,311
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$17.18	$14.83
Value at end of period	$18.63	$17.18
Number of accumulation units outstanding at end of period	152,223	199,018
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$17.73	$14.59
Value at end of period	$18.51	$17.73
Number of accumulation units outstanding at end of period	91,047	103,078
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$13.48	$13.64
Value at end of period	$14.23	$13.48
Number of accumulation units outstanding at end of period	291,356	283,270
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$11.65	$10.34
Value at end of period	$10.85	$11.65
Number of accumulation units outstanding at end of period	110,414	130,619
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$10.63	$9.40
Value at end of period	$10.01	$10.63
Number of accumulation units outstanding at end of period	46,001	42,552
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$16.05	$13.86
Value at end of period	$18.06	$16.05
Number of accumulation units outstanding at end of period	233,434	85,292

	2014	2013
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$16.05	$14.33
Value at end of period	$17.49	$16.05
Number of accumulation units outstanding at end of period	142,362	145,654
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$19.13	$16.58
Value at end of period	$20.62	$19.13
Number of accumulation units outstanding at end of period	26,578	50,921
VOYA MONEY MARKET PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$10.09	$10.15
Value at end of period	$9.99	$10.09
Number of accumulation units outstanding at end of period	246,743	324,281
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$14.61	$13.10
Value at end of period	$16.68	$14.61
Number of accumulation units outstanding at end of period	6,822	418
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$22.32	$19.20
Value at end of period	$24.99	$22.32
Number of accumulation units outstanding at end of period	28,157	12,529
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$16.04	$14.06
Value at end of period	$17.93	$16.04
Number of accumulation units outstanding at end of period	73,083	61,319
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$24.63	$21.10
Value at end of period	$27.09	$24.63
Number of accumulation units outstanding at end of period	17,726	5,642
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$17.71	$15.36
Value at end of period	$19.76	$17.71
Number of accumulation units outstanding at end of period	26,750	13,991
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$17.62	$14.85
Value at end of period	$18.30	$17.62
Number of accumulation units outstanding at end of period	25,376	21,782
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$19.46	$16.32
Value at end of period	$20.34	$19.46
Number of accumulation units outstanding at end of period	12,422	12,043

	2014	2013
VOYA SMALL COMPANY PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$17.70	$14.91
Value at end of period	$18.66	$17.70
Number of accumulation units outstanding at end of period	41,773	80,180
VOYA SOLUTION 2015 PORTFOLIO (CLASS S)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$12.97	$12.43
Value at end of period	$13.58	$12.97
Number of accumulation units outstanding at end of period	67,795	83,453
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$13.55	$12.52
Value at end of period	$14.17	$13.55
Number of accumulation units outstanding at end of period	137,037	131,626
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$13.95	$12.65
Value at end of period	$14.59	$13.95
Number of accumulation units outstanding at end of period	203,398	184,314
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$14.01	$12.53
Value at end of period	$14.72	$14.01
Number of accumulation units outstanding at end of period	38,378	29,310
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$13.08	$12.66
Value at end of period	$13.69	$13.08
Number of accumulation units outstanding at end of period	8,462	10,126
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$13.88	$13.14
Value at end of period	$14.65	$13.88
Number of accumulation units outstanding at end of period	5,407	6,462
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$14.15	$12.70
Value at end of period	$14.93	$14.15
Number of accumulation units outstanding at end of period	72,666	112,586
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$13.97	$12.89
Value at end of period	$14.75	$13.97
Number of accumulation units outstanding at end of period	29,486	31,020
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$12.65	$12.89
Value at end of period	$13.24	$12.65
Number of accumulation units outstanding at end of period	28,565	12,822

	2014	2013
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$19.24	$16.93
Value at end of period	$21.42	$19.24
Number of accumulation units outstanding at end of period	32,485	20,478
VY® BARON GROWTH PORTFOLIO (CLASS S)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$20.13	$16.79
Value at end of period	$20.79	$20.13
Number of accumulation units outstanding at end of period	70,330	120,670
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$12.27	$12.22
Value at end of period	$13.85	$12.27
Number of accumulation units outstanding at end of period	26,362	27,385
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$14.39	$15.06
Value at end of period	$18.51	$14.39
Number of accumulation units outstanding at end of period	60,978	22,953
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$15.11	$13.06
Value at end of period	$16.87	$15.11
Number of accumulation units outstanding at end of period	32,791	40,549
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$17.37	$14.56
Value at end of period	$17.94	$17.37
Number of accumulation units outstanding at end of period	1,740	792
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$16.55	$13.95
Value at end of period	$17.37	$16.55
Number of accumulation units outstanding at end of period	18,863	35,196
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$17.14	$15.09
Value at end of period	$18.52	$17.14
Number of accumulation units outstanding at end of period	26,351	14,823
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$16.07	$14.69
Value at end of period	$17.33	$16.07
Number of accumulation units outstanding at end of period	200,285	187,030
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$16.24	$14.42
Value at end of period	$17.70	$16.24
Number of accumulation units outstanding at end of period	22,514	26,677

	2014	2013
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$11.09	$11.37
Value at end of period	$11.08	$11.09
Number of accumulation units outstanding at end of period	149,154	108,509
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$18.65	$16.39
Value at end of period	$21.23	$18.65
Number of accumulation units outstanding at end of period	31,982	25,054
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$19.28	$16.26
Value at end of period	$20.68	$19.28
Number of accumulation units outstanding at end of period	5,054	3,297
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$16.06	$14.10
Value at end of period	$16.27	$16.06
Number of accumulation units outstanding at end of period	387,428	521,550
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$18.66	$17.93
Value at end of period	$18.54	$18.66
Number of accumulation units outstanding at end of period	41,743	61,272
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$16.56	$15.06
Value at end of period	$18.39	$16.56
Number of accumulation units outstanding at end of period	142,998	116,254
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$17.87	$15.15
Value at end of period	$19.79	$17.87
Number of accumulation units outstanding at end of period	198,757	260,612
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$16.22	$14.54
Value at end of period	$17.26	$16.22
Number of accumulation units outstanding at end of period	75,495	105,397
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$18.11	$14.57
Value at end of period	$19.49	$18.11
Number of accumulation units outstanding at end of period	102,098	100,010

Condensed Financial Information (continued)

	2014	2013
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$11.19	$10.26
Value at end of period	$10.95	$11.19
Number of accumulation units outstanding at end of period	24,005	37,739
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$12.52	$11.18
Value at end of period	$11.58	$12.52
Number of accumulation units outstanding at end of period	152,958	162,961
WANGER INTERNATIONAL		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$14.91	$13.34
Value at end of period	$14.11	$14.91
Number of accumulation units outstanding at end of period	32,610	28,687
WANGER SELECT		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$15.77	$13.43
Value at end of period	$16.10	$15.77
Number of accumulation units outstanding at end of period	19,812	26,398
WANGER USA		
(Funds were first received in this option during June 2013)		
Value at beginning of period	$18.13	$15.44
Value at end of period	$18.81	$18.13
Number of accumulation units outstanding at end of period	19,967	20,014

TABLE 8
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
AMERICAN FUNDS INSURANCE SERIES® - GROWTH FUND (CLASS 2)										
(Funds were first received in this option during December 2014)										
Value at beginning of period	$11.03									
Value at end of period	$10.90									
Number of accumulation units outstanding at end of period	184									
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$30.18	$25.90	$23.73	$22.98	$20.75	$16.77	$24.73	$24.37	$22.69	$21.74
Value at end of period	$32.66	$30.18	$25.90	$23.73	$22.98	$20.75	$16.77	$24.73	$24.37	$22.69
Number of accumulation units outstanding at end of period	957	690	1,394	2,481	1,779	3,480	3,725	4,707	5,432	7,843
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$46.88	$36.16	$31.45	$32.67	$28.22	$21.06	$37.09	$31.94	$28.95	$25.07
Value at end of period	$51.83	$46.88	$36.16	$31.45	$32.67	$28.22	$21.06	$37.09	$31.94	$28.95
Number of accumulation units outstanding at end of period	196,723	218,028	235,297	267,889	301,881	336,876	381,493	507,337	603,500	638,978

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$32.17	$25.42	$21.94	$22.00	$19.35	$15.05	$26.57	$26.50	$22.33	$21.35
Value at end of period	$34.54	$32.17	$25.42	$21.94	$22.00	$19.35	$15.05	$26.57	$26.50	$22.33
Number of accumulation units outstanding at end of period	114,271	124,549	130,411	141,797	157,760	186,032	218,532	345,239	390,753	444,733
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$29.06	$21.59	$19.06	$19.26	$15.71	$12.40	$23.76	$18.95	$17.96	$17.19
Value at end of period	$31.95	$29.06	$21.59	$19.06	$19.26	$15.71	$12.40	$23.76	$18.95	$17.96
Number of accumulation units outstanding at end of period	116,976	117,246	127,107	138,234	142,167	148,639	172,394	206,681	248,285	300,061
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.36	$18.13	$15.21	$18.59	$16.64	$13.32	$24.00	$20.71	$17.76	$15.11
Value at end of period	$21.21	$23.36	$18.13	$15.21	$18.59	$16.64	$13.32	$24.00	$20.71	$17.76
Number of accumulation units outstanding at end of period	55,209	64,516	64,657	66,507	77,854	92,767	102,748	128,515	129,186	131,286
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$28.11	$20.89	$17.87	$18.80	$14.85	$11.64	$17.60	$18.25	$15.80	$14.71
Value at end of period	$27.92	$28.11	$20.89	$17.87	$18.80	$14.85	$11.64	$17.60	$18.25	$15.80
Number of accumulation units outstanding at end of period	23,557	25,941	29,465	29,566	36,674	41,024	43,595	52,762	76,452	72,193
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$49.71	$35.92	$37.16							
Value at end of period	$53.24	$49.71	$35.92							
Number of accumulation units outstanding at end of period	4,514	2,335	2,234							
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$14.24	$11.16	$9.92	$10.05	$9.29	$7.33	$10.63	$9.96	$8.64	$8.31
Value at end of period	$15.21	$14.24	$11.16	$9.92	$10.05	$9.29	$7.33	$10.63	$9.96	$8.64
Number of accumulation units outstanding at end of period	38,132	48,223	47,949	48,617	51,693	68,360	47,824	32,934	34,848	40,092
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$18.92	$14.70	$13.00	$13.71	$11.07	$8.85	$14.78	$14.88	$13.43	$12.56
Value at end of period	$20.84	$18.92	$14.70	$13.00	$13.71	$11.07	$8.85	$14.78	$14.88	$13.43
Number of accumulation units outstanding at end of period	41,040	43,047	48,940	48,163	48,249	42,969	51,763	81,031	89,758	118,882
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$20.64	$14.82	$12.72	$13.17	$10.81	$7.98	$12.99	$13.32	$11.72	$10.11
Value at end of period	$22.81	$20.64	$14.82	$12.72	$13.17	$10.81	$7.98	$12.99	$13.32	$11.72
Number of accumulation units outstanding at end of period	4,449	5,229	2,503	1,821	3,127	2,857	3,576	4,955	5,888	1,640
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$14.38	$16.03	$14.93	$13.54	$12.68	$10.85	$11.82	$10.83	$10.87	$10.85
Value at end of period	$14.64	$14.38	$16.03	$14.93	$13.54	$12.68	$10.85	$11.82	$10.83	$10.87
Number of accumulation units outstanding at end of period	51,096	60,395	87,139	62,775	62,387	59,768	59,704	24,234	13,841	7,646
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.40	$8.68	$7.85	$10.37	$9.06	$5.25	$12.73	$10.13		
Value at end of period	$7.25	$8.40	$8.68	$7.85	$10.37	$9.06	$5.25	$12.73		
Number of accumulation units outstanding at end of period	17,506	17,767	18,592	24,100	36,147	49,326	44,507	62,506		
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$17.42	$15.74	$13.74	$14.15	$12.13	$7.66	$12.00	$11.48	$10.88	
Value at end of period	$17.22	$17.42	$15.74	$13.74	$14.15	$12.13	$7.66	$12.00	$11.48	
Number of accumulation units outstanding at end of period	16,634	12,304	10,714	10,321	9,779	12,879	12,719	27,456	17,337	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.56	$16.06	$15.07	$14.78	$13.92	$12.51	$12.69	$11.75	$11.44	$11.35
Value at end of period	$16.16	$15.56	$16.06	$15.07	$14.78	$13.92	$12.51	$12.69	$11.75	$11.44
Number of accumulation units outstanding at end of period	130,679	138,480	150,950	148,555	146,529	149,707	136,665	130,491	137,250	130,040
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$35.57	$30.86	$27.50	$28.21	$25.04	$21.26	$29.94	$28.72	$26.44	$25.68
Value at end of period	$37.31	$35.57	$30.86	$27.50	$28.21	$25.04	$21.26	$29.94	$28.72	$26.44
Number of accumulation units outstanding at end of period	370,251	396,420	433,791	488,777	558,020	602,421	720,069	917,406	1,060,627	1,203,120
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.65	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51	$10.72	$10.01	$9.88
Value at end of period	$13.54	$13.65	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51	$10.72	$10.01
Number of accumulation units outstanding at end of period	150,311	155,725	169,767	189,713	212,251	191,664	208,418	279,773	212,296	235,801
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$12.36	$11.01	$11.48	$12.79	$10.65	$7.84	$13.46	$9.68		
Value at end of period	$10.76	$12.36	$11.01	$11.48	$12.79	$10.65	$7.84	$13.46		
Number of accumulation units outstanding at end of period	70,013	67,716	82,502	97,852	101,028	119,040	125,599	142,179		
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$33.49	$25.96	$22.70	$23.05	$20.45	$15.90	$25.81	$24.34	$21.58	$20.20
Value at end of period	$36.62	$33.49	$25.96	$22.70	$23.05	$20.45	$15.90	$25.81	$24.34	$21.58
Number of accumulation units outstanding at end of period	967,128	1,042,325	1,052,180	1,184,268	1,354,950	1,472,079	1,651,069	2,022,081	2,298,689	2,705,207
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$17.68	$16.95	$15.05	$14.59	$12.93	$8.77	$11.46	$11.28	$10.48	$10.37
Value at end of period	$17.66	$17.68	$16.95	$15.05	$14.59	$12.93	$8.77	$11.46	$11.28	$10.48
Number of accumulation units outstanding at end of period	14,822	16,156	23,679	13,400	18,046	16,451	5,889	15,164	18,217	2,701
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$28.16	$21.45	$18.98	$19.23	$17.09	$14.04	$22.65	$21.84	$19.30	$18.54
Value at end of period	$31.66	$28.16	$21.45	$18.98	$19.23	$17.09	$14.04	$22.65	$21.84	$19.30
Number of accumulation units outstanding at end of period	67,106	56,096	53,309	60,454	81,760	89,767	101,252	152,052	181,789	209,639
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$33.82	$25.45	$21.90	$22.43	$18.63	$14.32	$23.23	$22.30	$20.63	$18.79
Value at end of period	$36.60	$33.82	$25.45	$21.90	$22.43	$18.63	$14.32	$23.23	$22.30	$20.63
Number of accumulation units outstanding at end of period	28,519	29,657	31,029	35,103	42,378	44,796	54,704	76,035	92,921	113,380
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$24.47	$17.36	$15.64	$15.96	$13.15	$10.67	$16.26	$17.56	$15.62	$14.70
Value at end of period	$25.48	$24.47	$17.36	$15.64	$15.96	$13.15	$10.67	$16.26	$17.56	$15.62
Number of accumulation units outstanding at end of period	24,675	22,868	23,172	24,736	32,884	40,402	47,803	66,583	77,992	96,703
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$25.36	$25.71	$23.80	$22.41	$20.66	$18.75	$20.74	$19.81	$19.27	$18.92
Value at end of period	$26.72	$25.36	$25.71	$23.80	$22.41	$20.66	$18.75	$20.74	$19.81	$19.27
Number of accumulation units outstanding at end of period	273,016	294,001	358,416	374,437	421,242	448,725	532,304	677,264	769,351	897,910
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$9.71	$8.09	$6.90	$7.96	$7.49	$5.25				
Value at end of period	$15.16	$9.71	$8.09	$6.90	$7.96	$7.47				
Number of accumulation units outstanding at end of period	7,346	16,971	14,439	15,119	15,894	14,760				

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.62	$13.05	$11.08	$13.20	$13.04	$10.38	$18.36	$16.39	$12.82	$11.87
Value at end of period	$14.67	$15.62	$13.05	$11.08	$13.20	$13.04	$10.38	$18.36	$16.39	$12.82
Number of accumulation units outstanding at end of period	17,523	19,453	22,306	22,959	26,096	32,897	41,951	52,582	48,900	40,383
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.53	$12.01	$10.30	$10.31						
Value at end of period	$17.42	$15.53	$12.01	$10.30						
Number of accumulation units outstanding at end of period	285,407	202,807	230,514	233,344						
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$12.34	$9.55	$8.43	$8.25	$7.00	$6.29	$9.11	$9.34		
Value at end of period	$13.42	$12.34	$9.55	$8.43	$8.25	$7.00	$6.29	$9.11		
Number of accumulation units outstanding at end of period	179,433	126,517	94,854	97,488	65,010	80,173	152,126	207,381		
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$23.70	$18.18	$16.12	$16.41	$12.75	$9.12	$14.81	$11.93	$11.21	$10.28
Value at end of period	$25.47	$23.70	$18.18	$16.12	$16.41	$12.75	$9.12	$14.81	$11.93	$11.21
Number of accumulation units outstanding at end of period	41,161	46,318	25,416	26,413	20,220	9,621	10,376	8,891	8,499	6,964
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$14.56	$14.74	$14.92	$15.10	$15.26	$15.40	$15.19	$14.62	$14.12	$13.88
Value at end of period	$14.38	$14.56	$14.74	$14.92	$15.10	$15.26	$15.40	$15.19	$14.62	$14.12
Number of accumulation units outstanding at end of period	130,012	139,376	152,458	166,461	228,953	290,406	471,161	456,245	457,899	400,551
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$13.62	$10.56	$9.67	$10.23	$8.92	$7.26	$11.23	$10.79	$10.03	
Value at end of period	$15.51	$13.62	$10.56	$9.67	$10.23	$8.92	$7.26	$11.23	$10.79	
Number of accumulation units outstanding at end of period	7,022	6,963	7,756	5,725	3,611	7,777	11,545	11,519	4,375	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.19	$16.25	$14.37	$13.96	$12.54	$10.70				
Value at end of period	$23.66	$21.19	$16.25	$14.37	$13.96	$12.54				
Number of accumulation units outstanding at end of period	14,918	11,260	10,918	3,908	974	921				
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$13.52	$10.37	$9.09	$8.97	$8.10	$6.63	$7.33			
Value at end of period	$15.08	$13.52	$10.37	$9.09	$8.97	$8.10	$6.63			
Number of accumulation units outstanding at end of period	18,451	17,795	17,285	14,236	28,844	18,179	191			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$23.38	$17.55	$15.39	$15.93	$12.82	$11.40				
Value at end of period	$25.66	$23.38	$17.55	$15.39	$15.93	$12.82				
Number of accumulation units outstanding at end of period	8,213	6,615	4,564	4,424	3,618	5,085				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$15.03	$11.34	$9.81	$10.12	$8.18	$5.77				
Value at end of period	$16.72	$15.03	$11.34	$9.81	$10.12	$8.18				
Number of accumulation units outstanding at end of period	5,907	1,370	2,357	2,892	2,851	2,878				

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$16.16	$11.79	$10.29	$10.85	$8.69	$8.48				
Value at end of period	$16.75	$16.16	$11.79	$10.29	$10.85	$8.69				
Number of accumulation units outstanding at end of period	2,940	1,724	805	1,294	1,113	1,150				
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$16.45	$11.98	$10.53	$10.57	$8.09	$6.25	$9.66	$8.89	$8.00	$7.42
Value at end of period	$17.16	$16.45	$11.98	$10.53	$10.57	$8.09	$6.25	$9.66	$8.89	$8.00
Number of accumulation units outstanding at end of period	11,556	12,980	14,829	15,208	11,118	9,884	5,261	3,963	2,093	4,457
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$45.48	$33.43	$29.56	$30.69	$24.99	$19.83	$29.13	$27.86	$24.15	$22.17
Value at end of period	$47.85	$45.48	$33.43	$29.56	$30.69	$24.99	$19.83	$29.13	$27.86	$24.15
Number of accumulation units outstanding at end of period	7,650	7,871	8,186	10,719	15,068	15,095	16,288	23,459	30,663	36,008
VOYA SOLUTION 2015 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$13.45	$12.49	$11.34	$11.57	$10.53	$8.72	$12.07	$11.68	$10.68	$10.27
Value at end of period	$14.05	$13.45	$12.49	$11.34	$11.57	$10.53	$8.72	$12.07	$11.68	$10.68
Number of accumulation units outstanding at end of period	46,451	44,561	44,418	37,583	38,507	28,041	26,625	53,358	36,675	3,299
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$14.07	$12.25	$10.93	$11.43	$10.17	$8.19	$12.53	$12.13	$10.91	$10.57
Value at end of period	$14.67	$14.07	$12.25	$10.93	$11.43	$10.17	$8.19	$12.53	$12.13	$10.91
Number of accumulation units outstanding at end of period	14,887	9,630	5,340	3,983	9,333	4,925	14,940	67,172	22,233	1,313
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$14.73	$12.39	$10.90	$11.57	$10.23	$8.07	$12.97	$12.47	$11.07	$10.68
Value at end of period	$15.37	$14.73	$12.39	$10.90	$11.57	$10.23	$8.07	$12.97	$12.47	$11.07
Number of accumulation units outstanding at end of period	22,916	22,758	15,666	18,138	17,024	5,112	2,678	74,641	29,208	292
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$15.10	$12.38	$10.86	$11.59	$10.19	$7.95	$13.38	$12.81	$11.27	$10.54
Value at end of period	$15.82	$15.10	$12.38	$10.86	$11.59	$10.19	$7.95	$13.38	$12.81	$11.27
Number of accumulation units outstanding at end of period	8,280	8,977	14,602	17,389	10,916	9,705	7,599	32,059	8,108	274
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$13.29	$12.58	$11.60	$11.71	$10.81	$9.34	$11.35	$10.92	$10.30	$10.17
Value at end of period	$13.88	$13.29	$12.58	$11.60	$11.71	$10.81	$9.34	$11.35	$10.92	$10.30
Number of accumulation units outstanding at end of period	87	87	87	53	1,128	2,065	0	24,564	22,776	13,351
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$22.90	$20.68	$18.65	$18.55	$16.91	$14.53	$19.25	$18.42	$17.21	$16.78
Value at end of period	$24.11	$22.90	$20.68	$18.65	$18.55	$16.91	$14.53	$19.25	$18.42	$17.21
Number of accumulation units outstanding at end of period	10,128	16,398	16,822	19,826	16,258	27,916	41,708	52,539	54,761	53,837
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2014)										
Value at beginning of period	$24.78	$20.50	$18.05	$18.83	$16.86	$13.63	$21.59	$20.81	$18.62	$17.75
Value at end of period	$26.08	$24.78	$20.50	$18.05	$18.83	$16.86	$13.63	$21.59	$20.81	$18.62
Number of accumulation units outstanding at end of period	31,083	28,620	27,115	32,033	32,561	40,958	39,243	71,729	75,157	74,359

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$23.55	$20.45	$18.23	$18.56	$16.78	$13.94	$20.31	$19.50	$17.76	$17.17
Value at end of period	$24.81	$23.55	$20.45	$18.23	$18.56	$16.78	$13.94	$20.31	$19.50	$17.76
Number of accumulation units outstanding at end of period	28,775	29,130	32,181	37,478	38,888	37,701	37,418	52,633	58,717	59,246
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$11.67	$12.12	$11.82	$11.16	$10.65	$10.19	$9.94			
Value at end of period	$12.18	$11.67	$12.12	$11.82	$11.16	$10.65	$10.19			
Number of accumulation units outstanding at end of period	7,289	22,416	25,280	23,808	6,787	13,382	637			
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$25.19	$19.42	$16.90	$17.67	$14.67	$10.94	$15.09	$15.74	$13.80	$12.96
Value at end of period	$27.98	$25.19	$19.42	$16.90	$17.67	$14.67	$10.94	$15.09	$15.74	$13.80
Number of accumulation units outstanding at end of period	9,383	11,411	9,712	12,467	15,491	13,092	9,419	11,063	19,669	20,575
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$28.96	$21.12	$17.87	$17.70	$14.17	$10.61	$18.29	$17.46	$15.34	$14.47
Value at end of period	$29.84	$28.96	$21.12	$17.87	$17.70	$14.17	$10.61	$18.29	$17.46	$15.34
Number of accumulation units outstanding at end of period	19,267	23,535	23,343	29,433	32,645	30,734	37,553	46,886	44,011	54,363
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$12.17	$11.86	$9.52	$10.17	$8.85	$6.70	$9.74			
Value at end of period	$13.71	$12.17	$11.86	$9.52	$10.17	$8.85	$6.70			
Number of accumulation units outstanding at end of period	16,044	14,207	14,451	12,236	10,521	18,393	14,267			
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$12.80	$12.70	$11.13	$10.29	$8.14	$6.07	$9.99	$12.30	$10.47	
Value at end of period	$16.41	$12.80	$12.70	$11.13	$10.29	$8.14	$6.07	$9.99	$12.30	
Number of accumulation units outstanding at end of period	36,315	27,907	35,918	27,091	27,966	21,817	16,106	11,382	19,762	
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.22	$12.19	$10.99	$11.68	$10.55	$8.12	$13.53	$13.15	$11.69	$11.40
Value at end of period	$18.07	$16.22	$12.19	$10.99	$11.68	$10.55	$8.12	$13.53	$13.15	$11.69
Number of accumulation units outstanding at end of period	13,737	16,005	10,157	11,200	12,040	16,709	17,493	20,225	18,414	31,022
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$15.21	$11.00	$9.76	$10.15	$8.21	$6.66	$10.23	$10.83		
Value at end of period	$15.67	$15.21	$11.00	$9.76	$10.15	$8.21	$6.66	$10.23		
Number of accumulation units outstanding at end of period	2,680	2,602	1,748	1,629	1,063	1,455	2,444	646		
VY® FMR^SM DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$20.69	$15.40	$13.61	$15.47	$12.20	$8.88	$14.77	$13.07	$11.82	$10.80
Value at end of period	$21.66	$20.69	$15.40	$13.61	$15.47	$12.20	$8.88	$14.77	$13.07	$11.21
Number of accumulation units outstanding at end of period	10,617	11,093	10,363	10,700	10,986	19,538	19,668	22,911	21,888	7,310
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.93	$14.20	$12.12	$12.53	$11.02	$8.68	$13.84	$14.34	$12.53	$12.26
Value at end of period	$20.40	$18.93	$14.20	$12.12	$12.53	$11.02	$8.68	$13.84	$14.34	$12.53
Number of accumulation units outstanding at end of period	3,982	5,917	3,208	4,413	6,555	15,756	21,624	25,650	38,300	49,773
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$16.61	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89	$10.69	$9.98
Value at end of period	$17.87	$16.61	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89	$10.69
Number of accumulation units outstanding at end of period	173,177	181,857	193,631	226,931	267,662	301,174	413,810	523,595	608,591	666,187

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$16.86	$12.75	$11.27	$11.66	$10.50	$8.58	$12.82	$12.65	$11.04	$10.73
Value at end of period	$18.33	$16.86	$12.75	$11.27	$11.66	$10.50	$8.58	$12.82	$12.65	$11.04
Number of accumulation units outstanding at end of period	16,057	21,825	11,797	20,832	13,944	21,276	21,054	16,997	27,501	40,000
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$21.05	$22.61	$19.22	$23.81	$20.05	$11.83	$24.58	$17.98	$13.40	$10.05
Value at end of period	$20.98	$21.05	$22.61	$19.22	$23.81	$20.05	$11.83	$24.58	$17.98	$13.40
Number of accumulation units outstanding at end of period	35,526	31,078	31,712	37,899	37,521	35,236	29,473	55,181	43,810	63,149
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.96	$20.75	$17.51	$17.41	$14.34	$11.56	$17.47	$17.29	$15.03	$14.02
Value at end of period	$30.62	$26.96	$20.75	$17.51	$17.41	$14.34	$11.56	$17.47	$17.29	$15.03
Number of accumulation units outstanding at end of period	28,979	30,966	29,106	27,189	31,075	28,883	31,510	39,064	36,505	41,698
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$21.55	$15.71	$13.40	$13.75	$10.99	$8.74	$12.63	$13.01	$12.43	
Value at end of period	$23.06	$21.55	$15.71	$13.40	$13.75	$10.99	$8.74	$12.63	$13.01	
Number of accumulation units outstanding at end of period	6,871	7,778	6,153	4,308	4,700	2,267	1,028	785	4,012	
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$18.21	$14.51	$12.07	$13.31	$11.61	$8.42	$14.29	$13.57	$11.65	$10.01
Value at end of period	$18.41	$18.21	$14.51	$12.07	$13.31	$11.61	$8.42	$14.29	$13.57	$11.65
Number of accumulation units outstanding at end of period	290,374	312,165	413,627	426,452	465,820	523,838	567,230	768,015	872,887	946,187
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$18.71	$16.87	$14.70	$14.99	$12.75	$7.73	$11.08	$10.58	$10.24	
Value at end of period	$18.55	$18.71	$16.87	$14.70	$14.99	$12.75	$7.73	$11.08	$10.58	
Number of accumulation units outstanding at end of period	28,752	29,024	18,655	15,847	18,149	11,873	5,720	5,360	81	
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$18.77	$15.55	$13.76	$13.54	$12.02	$9.14	$12.76	$12.38	$10.93	$10.61
Value at end of period	$20.79	$18.77	$15.55	$13.76	$13.54	$12.02	$9.14	$12.76	$12.38	$10.93
Number of accumulation units outstanding at end of period	190,706	182,906	166,107	165,707	162,863	189,203	182,397	196,921	137,634	13,912
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$20.08	$15.04	$13.12	$13.79	$10.87	$7.52	$13.39	$11.95	$11.09	$9.93
Value at end of period	$22.18	$20.08	$15.04	$13.12	$13.79	$10.87	$7.52	$13.39	$11.95	$11.09
Number of accumulation units outstanding at end of period	246,600	262,128	282,778	367,412	413,503	423,967	477,757	612,088	691,090	810,723
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$21.92	$17.11	$14.78	$15.10	$13.30	$10.78	$16.97	$16.68	$14.18	$13.81
Value at end of period	$23.26	$21.92	$17.11	$14.78	$15.10	$13.30	$10.78	$16.97	$16.68	$14.18
Number of accumulation units outstanding at end of period	39,999	43,747	43,670	40,715	47,792	48,566	53,533	67,056	71,222	74,265
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$38.16	$27.74	$23.63	$24.18	$20.95	$14.84	$26.01	$23.96	$21.41	$20.42
Value at end of period	$40.96	$38.16	$27.74	$23.63	$24.18	$20.95	$14.84	$26.01	$23.96	$21.41
Number of accumulation units outstanding at end of period	82,765	78,972	79,705	84,086	96,633	105,890	102,326	145,889	164,311	196,161

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$15.82	$14.01	$11.95	$13.80	$12.28	$9.04	$18.13	$15.22	$12.43	$10.80
Value at end of period	$15.45	$15.82	$14.01	$11.95	$13.80	$12.28	$9.04	$18.13	$15.22	$12.43
Number of accumulation units outstanding at end of period	14,897	20,607	20,863	16,644	16,228	22,921	20,092	16,177	15,978	7,806
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.69	$9.00	$7.66	$8.82	$8.20	$6.28	$10.20			
Value at end of period	$9.86	$10.69	$9.00	$7.66	$8.82	$8.20	$6.28			
Number of accumulation units outstanding at end of period	309,344	320,720	330,383	338,356	373,838	415,687	465,424			
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$12.57	$10.40	$8.66	$10.27	$8.33	$5.63	$10.48	$10.20		
Value at end of period	$11.86	$12.57	$10.40	$8.66	$10.27	$8.33	$5.63	$10.48		
Number of accumulation units outstanding at end of period	41,530	43,695	29,577	34,149	22,976	10,527	10,310	20,265		
WANGER SELECT										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$20.74	$15.60	$13.34	$16.40	$13.12	$8.00	$15.90	$14.72	$12.45	$11.31
Value at end of period	$21.12	$20.74	$15.60	$13.34	$16.40	$13.12	$8.00	$15.90	$14.72	$12.45
Number of accumulation units outstanding at end of period	13,825	13,666	16,897	17,437	25,406	24,693	29,378	41,614	20,523	1,868
WANGER USA										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$21.44	$16.23	$13.70	$14.37	$11.80	$8.40	$14.10	$13.55	$12.72	$11.91
Value at end of period	$22.19	$21.44	$16.23	$13.70	$14.37	$11.80	$8.40	$14.10	$13.55	$12.72
Number of accumulation units outstanding at end of period	3,060	4,343	3,057	4,575	4,948	3,978	2,755	4,490	5,887	1,160

TABLE 9
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.50%
INCLUDING A 0.25% ADMINISTRATIVE EXPENSE CHARGE BEGINNING APRIL 7, 1997 (Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$28.94	$24.90	$22.87	$22.20	$20.10	$16.16				
Value at end of period	$31.25	$28.94	$24.90	$22.87	$22.20	$20.10				
Number of accumulation units outstanding at end of period	638	638	0	0	0	6,744				
FEDERATED HIGH INCOME BOND FUND II (PRIMARY SHARES)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$10.03									
Value at end of period	$9.83									
Number of accumulation units outstanding at end of period	4,721									
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$44.96	$34.76	$30.31	$31.57	$27.34	$20.45	$36.11	$31.18	$28.33	$24.59
Value at end of period	$49.58	$44.96	$34.76	$30.31	$31.57	$27.34	$20.45	$36.11	$31.18	$28.33
Number of accumulation units outstanding at end of period	18,675	17,822	17,257	16,456	17,633	19,741	20,495	20,937	22,815	24,289

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$30.85	$24.44	$21.15	$21.26	$18.74	$14.61	$25.87	$25.86	$21.84	$20.94
Value at end of period	$33.04	$30.85	$24.44	$21.15	$21.26	$18.74	$14.61	$25.87	$25.86	$21.84
Number of accumulation units outstanding at end of period	13,711	13,273	14,015	13,357	14,294	15,585	15,631	14,946	16,563	12,587
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$27.87	$20.75	$18.37	$18.61	$15.21	$12.04	$23.13	$18.49	$17.57	$16.86
Value at end of period	$30.56	$27.87	$20.75	$18.37	$18.61	$15.21	$12.04	$23.13	$18.49	$17.57
Number of accumulation units outstanding at end of period	4,697	4,532	9,498	9,107	8,108	9,932	10,152	10,324	8,619	10,322
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.40	$17.43	$14.66	$17.96	$16.12	$12.93	$23.36	$20.22	$17.38	$14.82
Value at end of period	$20.29	$22.40	$17.43	$14.66	$17.96	$16.12	$12.93	$23.36	$20.22	$17.38
Number of accumulation units outstanding at end of period	4,040	4,042	492	492	548	1,419	1,466	1,044	1,542	1,126
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$27.25	$20.30	$17.41	$18.36	$14.54	$11.43	$17.32	$18.01	$15.62	$14.58
Value at end of period	$27.00	$27.25	$20.30	$17.41	$18.36	$14.54	$11.43	$17.32	$18.01	$15.62
Number of accumulation units outstanding at end of period	4,408	6,444	3,263	3,210	3,135	3,081	3,126	2,816	2,890	2,646
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$13.73	$10.78	$9.61	$9.76	$9.05	$7.16	$10.40	$9.77	$8.49	$8.19
Value at end of period	$14.63	$13.73	$10.78	$9.61	$9.76	$9.05	$7.16	$10.40	$9.77	$8.49
Number of accumulation units outstanding at end of period	1,931	1,932	1,933	1,933	1,934	2,261	1,815	1,182	854	855
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$18.34	$14.29	$12.66	$13.39	$10.84	$8.69	$14.54	$14.68	$13.28	$12.45
Value at end of period	$20.15	$18.34	$14.29	$12.66	$13.39	$10.84	$8.69	$14.54	$14.68	$13.28
Number of accumulation units outstanding at end of period	4,957	4,936	4,535	11,647	10,964	9,384	12,220	11,228	10,963	13,830
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during December 2006)										
Value at beginning of period	$20.20	$14.54	$12.51	$12.98	$10.68	$7.90	$12.90	$13.26	$13.35	
Value at end of period	$22.27	$20.20	$14.54	$12.51	$12.98	$10.68	$7.90	$12.90	$13.26	
Number of accumulation units outstanding at end of period	1,229	864	2,242	2,209	3,595	3,571	2,137	112	2,659	
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$14.03	$15.69	$14.65	$13.31	$12.50	$10.72	$11.97			
Value at end of period	$14.25	$14.03	$15.69	$14.65	$13.31	$12.50	$10.72			
Number of accumulation units outstanding at end of period	3,022	3,004	3,183	3,102	2,916	2,401	6,952			
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$8.26	$8.55	$7.76	$10.28	$9.00	$5.23	$12.71	$11.33		
Value at end of period	$7.12	$8.26	$8.55	$7.76	$10.28	$9.00	$5.23	$12.71		
Number of accumulation units outstanding at end of period	0	0	0	79	151	2,368	59	2,270		
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$17.01	$15.41	$13.47	$13.91	$11.96	$7.57	$11.89	$11.62		
Value at end of period	$16.77	$17.01	$15.41	$13.47	$13.91	$11.96	$7.57	$11.89		
Number of accumulation units outstanding at end of period	2,869	5,262	5,836	5,902	2,840	2,383	2,028	6,180		
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.11	$15.64	$14.71	$14.46	$13.65	$12.30	$12.51	$11.61	$11.33	$11.27
Value at end of period	$15.66	$15.11	$15.64	$14.71	$14.46	$13.65	$12.30	$12.51	$11.61	$11.33
Number of accumulation units outstanding at end of period	31,580	30,470	29,046	31,916	31,004	27,362	23,946	20,443	23,071	17,478

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$34.11	$29.67	$26.50	$27.26	$24.25	$20.65	$29.15	$28.03	$25.87	$25.19
Value at end of period	$35.69	$34.11	$29.67	$26.50	$27.26	$24.25	$20.65	$29.15	$28.03	$25.87
Number of accumulation units outstanding at end of period	7,398	7,277	8,042	7,940	8,529	8,319	9,940	10,980	9,161	11,014
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.35	$14.12	$13.28	$13.00	$11.39	$9.51	$11.43	$10.67	$9.99	$9.88
Value at end of period	$13.21	$13.35	$14.12	$13.28	$13.00	$11.39	$9.51	$11.43	$10.67	$9.99
Number of accumulation units outstanding at end of period	1,258	1,251	1,232	1,209	429	979	5,828	5,633	3,575	3,653
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$10.18									
Value at end of period	$10.13									
Number of accumulation units outstanding at end of period	4,648									
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$12.14	$10.85	$11.33	$12.66	$10.57	$7.80	$13.42	$9.68		
Value at end of period	$10.55	$12.14	$10.85	$11.33	$12.66	$10.57	$7.80	$13.42		
Number of accumulation units outstanding at end of period	197	197	4,034	4,384	4,373	9,296	9,098	5,846		
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$32.12	$24.96	$21.88	$22.27	$19.81	$15.44	$25.13	$23.75	$21.11	$19.82
Value at end of period	$35.03	$32.12	$24.96	$21.88	$22.27	$19.81	$15.44	$25.13	$23.75	$21.11
Number of accumulation units outstanding at end of period	51,850	51,398	43,320	43,315	43,100	41,967	42,279	48,547	46,438	46,556
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$17.30	$16.62	$14.80	$14.39	$12.78	$8.69	$11.38	$11.23	$10.91	
Value at end of period	$17.24	$17.30	$16.62	$14.80	$14.39	$12.78	$8.69	$11.38	$11.23	
Number of accumulation units outstanding at end of period	0	0	482	4,018	6,709	6,480	0	0	5,217	
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$27.00	$20.62	$18.29	$18.58	$16.55	$13.64	$22.05	$21.31	$18.88	$18.19
Value at end of period	$30.29	$27.00	$20.62	$18.29	$18.58	$16.55	$13.64	$22.05	$21.31	$18.88
Number of accumulation units outstanding at end of period	3,875	2,192	3,269	4,554	4,798	5,210	8,128	8,849	8,674	15,814
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$32.52	$24.53	$21.16	$21.73	$18.09	$13.94	$22.67	$21.82	$20.24	$18.48
Value at end of period	$35.10	$32.52	$24.53	$21.16	$21.73	$18.09	$13.94	$22.67	$21.82	$20.24
Number of accumulation units outstanding at end of period	1,673	1,674	3,532	4,039	3,539	4,117	5,733	5,868	8,794	8,898
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.53	$16.74	$15.12	$15.46	$12.77	$10.39	$15.87	$17.18	$15.33	$14.45
Value at end of period	$24.44	$23.53	$16.74	$15.12	$15.46	$12.77	$10.39	$15.87	$17.18	$15.33
Number of accumulation units outstanding at end of period	5,252	6,838	4,717	4,720	4,258	3,918	5,451	5,898	7,295	7,192
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$24.32	$24.72	$22.94	$21.65	$20.01	$18.20	$20.19	$19.33	$18.86	$18.56
Value at end of period	$25.56	$24.32	$24.72	$22.94	$21.65	$20.01	$18.20	$20.19	$19.33	$18.86
Number of accumulation units outstanding at end of period	2,614	2,622	2,742	3,819	4,666	3,658	3,190	4,410	5,556	10,101
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$9.57	$8.00	$6.84	$7.91	$7.44	$5.91	$8.36			
Value at end of period	$8.87	$9.57	$8.00	$6.84	$7.91	$7.44	$5.91			
Number of accumulation units outstanding at end of period	896	896	896	896	896	896	896			

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.15	$12.68	$10.80	$12.89	$12.77	$10.19	$18.07	$16.17	$12.68	$11.76
Value at end of period	$14.18	$15.15	$12.68	$10.80	$12.89	$12.77	$10.19	$18.07	$16.17	$12.68
Number of accumulation units outstanding at end of period	8,202	7,853	7,656	10,089	9,560	8,925	11,588	10,564	7,999	7,471
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.41	$11.94	$10.27	$10.30						
Value at end of period	$17.24	$15.41	$11.94	$10.27						
Number of accumulation units outstanding at end of period	21,170	5,816	5,821	5,821						
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$12.11	$9.39	$8.31	$8.15	$6.93	$6.25	$9.07	$9.31		
Value at end of period	$13.13	$12.11	$9.39	$8.31	$8.15	$6.93	$6.25	$9.07		
Number of accumulation units outstanding at end of period	9,095	5,121	5,162	8,424	3,841	3,810	3,611	4,539		
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$22.97	$17.67	$17.22							
Value at end of period	$24.63	$22.97	$17.67							
Number of accumulation units outstanding at end of period	2,845	2,845	178							
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.96	$14.17	$14.38	$14.59	$14.78	$14.95	$14.78	$14.27	$13.81	$13.61
Value at end of period	$13.75	$13.96	$14.17	$14.38	$14.59	$14.78	$14.95	$14.78	$14.27	$13.81
Number of accumulation units outstanding at end of period	1,891	1,838	3,730	7,422	4,751	5,721	9,473	18,675	2,330	1,714
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$13.36	$10.38	$9.54	$10.12	$8.84	$7.21	$11.18	$10.78	$10.47	
Value at end of period	$15.18	$13.36	$10.38	$9.54	$10.12	$8.84	$7.21	$11.18	$10.78	
Number of accumulation units outstanding at end of period	3,230	0	0	0	0	0	0	997	234	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$20.94	$16.10	$14.28	$13.91	$13.24					
Value at end of period	$23.33	$20.94	$16.10	$14.28	$13.91					
Number of accumulation units outstanding at end of period	579	579	772	579	579					
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$13.33	$10.25	$9.00	$8.91	$8.06	$6.06				
Value at end of period	$14.83	$13.33	$10.25	$9.00	$8.91	$8.06				
Number of accumulation units outstanding at end of period	1,758	1,480	1,250	990	674	349				
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$23.11	$17.39	$15.29	$15.87	$12.80	$11.39				
Value at end of period	$25.30	$23.11	$17.39	$15.29	$15.87	$12.80				
Number of accumulation units outstanding at end of period	1,837	1,775	1,633	1,633	1,743	795				
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$15.93	$11.66	$10.20	$10.77	$8.31					
Value at end of period	$16.47	$15.93	$11.66	$10.20	$10.77					
Number of accumulation units outstanding at end of period	0	0	0	0	167					

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$43.62	$32.14	$28.49	$29.66	$24.20	$19.26	$28.36	$27.19	$23.63	$21.75
Value at end of period	$45.78	$43.62	$32.14	$28.49	$29.66	$24.20	$19.26	$28.36	$27.19	$23.63
Number of accumulation units outstanding at end of period	2,013	1,643	1,598	1,492	1,585	2,082	1,898	2,606	2,728	2,579
VOYA SOLUTION 2015 PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$13.17	$12.25	$11.16	$11.41	$10.41	$8.64	$11.99	$11.64	$10.58	
Value at end of period	$13.72	$13.17	$12.25	$11.16	$11.41	$10.41	$8.64	$11.99	$11.64	
Number of accumulation units outstanding at end of period	25,939	24,378	24,640	11,587	10,635	18,188	16,174	4,809	1,012	
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$13.77	$12.02	$10.75	$11.26	$10.05	$8.52				
Value at end of period	$14.32	$13.77	$12.02	$10.75	$11.26	$10.05				
Number of accumulation units outstanding at end of period	11,321	11,883	11,634	10,774	10,776	802				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2013)										
Value at beginning of period	$14.41	$12.42								
Value at end of period	$15.00	$14.41								
Number of accumulation units outstanding at end of period	0	529								
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$14.77	$12.15	$10.68	$11.43	$10.08	$6.49				
Value at end of period	$15.44	$14.77	$12.15	$10.68	$11.43	$10.08				
Number of accumulation units outstanding at end of period	527	472	410	319	238	146				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$21.96	$19.89	$17.97	$17.92	$16.38	$14.11	$18.74	$17.98	$16.84	$16.46
Value at end of period	$23.07	$21.96	$19.89	$17.97	$17.92	$16.38	$14.11	$18.74	$17.98	$16.84
Number of accumulation units outstanding at end of period	846	847	847	847	847	847	847	847	885	848
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$23.77	$19.71	$17.40	$18.19	$16.33	$13.24	$21.02	$20.31	$18.22	$17.41
Value at end of period	$24.95	$23.77	$19.71	$17.40	$18.19	$16.33	$13.24	$21.02	$20.31	$18.22
Number of accumulation units outstanding at end of period	624	2,810	2,812	2,813	2,815	2,687	2,191	2,740	2,861	2,862
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$22.58	$19.66	$17.57	$17.94	$16.25	$13.54	$19.77	$19.03	$17.37	$16.84
Value at end of period	$23.73	$22.58	$19.66	$17.57	$17.94	$16.25	$13.54	$19.77	$19.03	$17.37
Number of accumulation units outstanding at end of period	0	0	0	0	561	0	0	500	500	501
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$11.50	$11.98	$11.71	$11.09	$11.29					
Value at end of period	$11.98	$11.50	$11.98	$11.71	$11.09					
Number of accumulation units outstanding at end of period	3,020	3,022	3,023	3,024	1,359					
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$24.47	$18.91	$16.50	$17.29	$14.39	$10.76	$14.88	$15.55	$13.68	$12.87
Value at end of period	$27.11	$24.47	$18.91	$16.50	$17.29	$14.39	$10.76	$14.88	$15.55	$13.68
Number of accumulation units outstanding at end of period	2,734	2,734	0	0	0	0	647	667	619	566
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$28.13	$20.56	$17.44	$17.32	$13.90	$10.44	$18.03	$17.25	$15.20	$14.37
Value at end of period	$28.91	$28.13	$20.56	$17.44	$17.32	$13.90	$10.44	$18.03	$17.25	$15.20
Number of accumulation units outstanding at end of period	10,433	12,538	3,210	3,341	749	37	37	110	2,534	2,760

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$12.01	$11.73	$9.44	$10.11	$8.82	$6.69	$9.74			
Value at end of period	$13.50	$12.01	$11.73	$9.44	$10.11	$8.82	$6.69			
Number of accumulation units outstanding at end of period	0	0	2,301	2,303	2,301	8,240	2,303			
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2006)										
Value at beginning of period	$12.55	$12.49	$10.97	$10.17	$8.07	$6.03	$9.95	$12.28	$12.36	
Value at end of period	$16.06	$12.55	$12.49	$10.97	$10.17	$8.07	$6.03	$9.95	$12.28	
Number of accumulation units outstanding at end of period	4,020	0	531	2,967	8,735	1,907	1,203	542	2,568	
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.37	$11.58	$10.47	$11.15	$10.10	$7.79	$13.01	$12.68	$11.31	$11.05
Value at end of period	$17.08	$15.37	$11.58	$10.47	$11.15	$10.10	$7.79	$13.01	$12.68	$11.31
Number of accumulation units outstanding at end of period	112	112	112	113	113	113	110	86	66	2,283
VY® FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$20.25	$15.11	$13.38	$15.25	$12.06	$8.80	$14.68	$13.01	$12.39	
Value at end of period	$21.15	$20.25	$15.11	$13.38	$15.25	$12.06	$8.80	$14.68	$13.01	
Number of accumulation units outstanding at end of period	1,145	1,146	1,381	1,382	7,114	1,178	1,179	1,106	3,957	
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.38	$13.82	$11.83	$12.26	$10.81	$8.54	$13.64	$14.17	$12.42	$12.18
Value at end of period	$19.76	$18.38	$13.82	$11.83	$12.26	$10.81	$8.54	$13.64	$14.17	$12.42
Number of accumulation units outstanding at end of period	5,548	5,549	1,258	1,258	1,259	1,350	2,560	2,212	1,954	1,686
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$16.24	$13.20	$11.88	$12.19	$11.01	$9.11	$12.07	$11.84	$10.66	$9.80
Value at end of period	$17.44	$16.24	$13.20	$11.88	$12.19	$11.01	$9.11	$12.07	$11.84	$10.66
Number of accumulation units outstanding at end of period	1,973	1,974	1,973	1,973	4,865	5,625	5,717	5,680	6,307	6,949
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$16.50	$12.51	$11.08	$11.50	$10.38	$8.50	$12.73	$12.60	$11.02	$11.05
Value at end of period	$17.90	$16.50	$12.51	$11.08	$11.50	$10.38	$8.50	$12.73	$12.60	$11.02
Number of accumulation units outstanding at end of period	1,894	1,847	2,176	3,524	3,605	3,100	2,832	901	661	17
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$20.60	$22.18	$18.90	$23.48	$19.81	$11.72	$24.42	$17.90	$13.38	$10.97
Value at end of period	$20.48	$20.60	$22.18	$18.90	$23.48	$19.81	$11.72	$24.42	$17.90	$13.38
Number of accumulation units outstanding at end of period	3,750	3,751	11,750	11,125	11,139	18,351	16,919	17,668	18,582	2,810
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.18	$20.21	$17.09	$17.04	$14.07	$11.36	$17.23	$17.09	$14.89	$13.93
Value at end of period	$29.66	$26.18	$20.21	$17.09	$17.04	$14.07	$11.36	$17.23	$17.09	$14.89
Number of accumulation units outstanding at end of period	5,909	5,447	2,210	2,527	2,244	3,404	2,338	2,062	5,496	1,757
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$21.09	$15.41	$14.14							
Value at end of period	$22.51	$21.09	$15.41							
Number of accumulation units outstanding at end of period	1,852	0	216							

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$17.81	$14.23	$11.87	$13.11	$11.47	$8.34	$14.18	$13.51	$11.62	$10.01
Value at end of period	$17.96	$17.81	$14.23	$11.87	$13.11	$11.47	$8.34	$14.18	$13.51	$11.62
Number of accumulation units outstanding at end of period	17,131	15,207	21,942	23,735	19,994	31,255	34,332	41,754	49,930	50,578
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$18.36	$16.59	$14.49	$14.82	$12.64	$11.62				
Value at end of period	$18.15	$18.36	$16.59	$14.49	$14.82	$12.64				
Number of accumulation units outstanding at end of period	104	452	0	0	0	2,210				
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$18.36	$15.26	$13.53	$13.35	$11.88	$9.05	$12.68	$12.33	$11.28	
Value at end of period	$20.29	$18.36	$15.26	$13.53	$13.35	$11.88	$9.05	$12.68	$12.33	
Number of accumulation units outstanding at end of period	17,750	19,543	22,399	28,523	25,321	23,434	19,592	19,833	11,284	
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$19.64	$14.75	$12.89	$13.59	$10.73	$7.44	$13.29	$11.90	$11.07	
Value at end of period	$21.64	$19.64	$14.75	$12.89	$13.59	$10.73	$7.44	$13.29	$11.90	
Number of accumulation units outstanding at end of period	8,461	8,674	13,463	12,333	12,549	25,488	31,481	31,954	32,009	
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$22.70	$17.76	$15.38	$15.76	$13.92	$11.30	$17.84	$17.57	$14.98	$14.63
Value at end of period	$24.03	$22.70	$17.76	$15.38	$15.76	$13.92	$11.30	$17.84	$17.57	$14.98
Number of accumulation units outstanding at end of period	313	276	232	1,841	1,783	1,718	246	246	246	1,003
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$36.59	$26.67	$22.77	$23.37	$20.30	$14.41	$25.32	$23.39	$20.95	$20.03
Value at end of period	$39.18	$36.59	$26.67	$22.77	$23.37	$20.30	$14.41	$25.32	$23.39	$20.95
Number of accumulation units outstanding at end of period	3,705	4,395	5,387	5,629	5,418	5,053	10,533	11,616	10,772	13,075
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$15.48	$13.75	$11.75	$13.61	$12.14	$8.96	$18.01	$15.16	$13.94	
Value at end of period	$15.08	$15.48	$13.75	$11.75	$13.61	$12.14	$8.96	$18.01	$15.16	
Number of accumulation units outstanding at end of period	0	0	3,127	3,064	2,849	2,848	2,608	4,498	3,704	
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$12.29	$10.54	$7.59	$8.76	$8.17	$6.27	$10.20			
Value at end of period	$11.28	$12.29	$8.89	$7.59	$8.76	$8.17	$6.27			
Number of accumulation units outstanding at end of period	0	11,562	6,832	8,509	9,927	14,551	14,443			
WANGER INTERNATIONAL										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$12.36	$10.25	$8.56	$10.18	$8.27	$5.61	$10.46	$10.32		
Value at end of period	$11.64	$12.36	$10.25	$8.56	$10.18	$8.27	$5.61	$10.46		
Number of accumulation units outstanding at end of period	1,286	1,286	1,277	1,277	2,301	0	0	564		
WANGER SELECT										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$20.24	$15.27	$13.08	$16.13	$12.94	$7.90	$15.75	$14.62	$13.43	
Value at end of period	$20.56	$20.24	$15.27	$13.08	$16.13	$12.94	$7.90	$15.75	$14.62	
Number of accumulation units outstanding at end of period	183	183	1,197	1,198	1,005	1,005	1,504	3,306	2,757	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
WANGER USA										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$20.93	$15.88	$13.44	$14.13	$11.63	$8.30	$13.97	$13.46	$13.02	
Value at end of period	$21.60	$20.93	$15.88	$13.44	$14.13	$11.63	$8.30	$13.97	$13.46	
Number of accumulation units outstanding at end of period	1,313	1,313	4,232	4,390	984	5,503	649	412	230	

TABLE 10
FOR CONTRACTS CONTAINING LIMITS ON FEES
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$46.88	$36.16	$31.45	$32.67	$28.22	$21.06	$37.09	$31.94	$28.95	$25.07
Value at end of period	$51.83	$46.88	$36.16	$31.45	$32.67	$28.22	$21.06	$37.09	$31.94	$28.95
Number of accumulation units outstanding at end of period	8,257	9,797	12,473	10,166	10,435	8,961	12,125	18,196	24,115	27,427
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$32.17	$25.42	$21.94	$22.00	$19.35	$15.05	$26.57	$26.50	$22.33	$21.35
Value at end of period	$34.54	$32.17	$25.42	$21.94	$22.00	$19.35	$15.05	$26.57	$26.50	$22.33
Number of accumulation units outstanding at end of period	9,314	10,223	10,382	10,543	10,714	10,879	22,407	24,016	35,909	35,428
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$29.06	$21.59	$19.06	$19.26	$15.71	$12.40	$23.76	$18.95	$17.96	$17.19
Value at end of period	$31.95	$29.06	$21.59	$19.06	$19.26	$15.71	$12.40	$23.76	$18.95	$17.96
Number of accumulation units outstanding at end of period	3,340	3,341	1,057	1,420	1,636	1,847	3,860	4,116	6,352	7,210
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.36	$18.13	$15.21	$18.59	$16.64	$13.32	$24.00	$20.71	$17.76	$15.11
Value at end of period	$21.21	$23.36	$18.13	$15.21	$18.59	$16.64	$13.32	$24.00	$20.71	$17.76
Number of accumulation units outstanding at end of period	0	0	0	0	91	36	47	18,290	17,029	23,281
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$37.07	$32.08	$28.52	$29.19	$25.83	$21.88	$30.74	$29.42	$27.01	
Value at end of period	$38.99	$37.07	$32.08	$28.52	$29.19	$25.83	$21.88	$30.74	$29.42	
Number of accumulation units outstanding at end of period	53,138	70,572	74,388	82,851	86,310	94,481	107,148	118,074	135,748	
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.65	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51	$10.72	$10.01	$9.89
Value at end of period	$13.54	$13.65	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51	$10.72	$10.01
Number of accumulation units outstanding at end of period	2,837	4,342	2,837	2,838	9,958	2,838	32,501	4,627	10,508	11,136
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$12.36	$11.01	$11.48	$12.79	$10.65	$7.84	$13.46	$9.68		
Value at end of period	$10.76	$12.36	$11.01	$11.48	$12.79	$10.65	$7.84	$13.46		
Number of accumulation units outstanding at end of period	0	2,441	2,443	2,442	2,443	2,442	2,443	2,442		
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$34.91	$26.99	$23.54	$23.84	$21.10	$16.36	$26.50	$24.93	$22.04	$20.59
Value at end of period	$38.27	$34.91	$26.99	$23.54	$23.84	$21.10	$16.36	$26.50	$24.93	$22.04
Number of accumulation units outstanding at end of period	288,311	337,233	365,896	430,310	486,741	562,385	659,379	793,302	950,496	1,152,266
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$26.00	$26.32	$24.32	$22.87	$21.05	$19.07	$21.07	$20.10	$19.52	$19.14
Value at end of period	$27.43	$26.00	$26.32	$24.32	$22.87	$21.05	$19.07	$21.07	$20.10	$19.52
Number of accumulation units outstanding at end of period	47,394	53,924	57,485	59,247	68,530	80,339	110,037	121,126	145,608	170,190

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.53	$12.01	$10.30	$10.31						
Value at end of period	$17.42	$15.53	$12.01	$10.30						
Number of accumulation units outstanding at end of period	13,918	6,836	6,835	7,085						
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$23.70	$19.85								
Value at end of period	$25.47	$23.70								
Number of accumulation units outstanding at end of period	45	58								
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$14.56	$14.74	$14.92	$15.10	$15.26	$15.40	$15.19	$14.62	$14.12	$13.88
Value at end of period	$14.38	$14.56	$14.74	$14.92	$15.10	$15.26	$15.40	$15.19	$14.62	$14.12
Number of accumulation units outstanding at end of period	11,458	14,076	27,262	43,102	55,687	71,098	81,227	142,592	168,142	165,286
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$45.48	$33.43	$29.56	$30.69	$24.99	$19.83	$29.13	$29.81		
Value at end of period	$47.85	$45.48	$33.43	$29.56	$30.69	$24.99	$19.83	$29.13		
Number of accumulation units outstanding at end of period	0	2,784	4,066	4,066	4,067	4,066	4,067	4,067		
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$24.27	$21.84	$19.62	$19.45	$17.67	$15.13	$19.97	$19.05	$17.74	$17.24
Value at end of period	$25.64	$24.27	$21.84	$19.62	$19.45	$17.67	$15.13	$19.97	$19.05	$17.74
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	5,339	5,341	5,340	5,339
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$26.26	$21.65	$19.00	$19.74	$17.62	$14.20	$22.40	$21.52	$19.19	$18.23
Value at end of period	$27.73	$26.26	$21.65	$19.00	$19.74	$17.62	$14.20	$22.40	$21.52	$19.19
Number of accumulation units outstanding at end of period	0	3,999	3,998	3,998	3,999	3,999	9,861	10,406	10,405	10,401
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$24.95	$21.59	$19.18	$19.47	$17.53	$14.52	$21.08	$20.16	$18.30	$17.63
Value at end of period	$26.38	$24.95	$21.59	$19.18	$19.47	$17.53	$14.52	$21.08	$20.16	$18.30
Number of accumulation units outstanding at end of period	0	1,295	1,287	1,287	1,286	0	2,679	2,679	2,679	2,679
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$16.61	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89	$10.69	$9.81
Value at end of period	$17.87	$16.61	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89	$10.69
Number of accumulation units outstanding at end of period	2,080	4,112	3,898	3,906	3,935	3,941	6,325	10,552	18,613	22,007
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$18.21	$14.51	$12.07	$13.31	$11.61	$8.42	$14.29	$13.57	$11.65	$9.72
Value at end of period	$18.41	$18.21	$14.51	$12.07	$13.31	$11.61	$8.42	$14.29	$13.57	$11.65
Number of accumulation units outstanding at end of period	12,232	15,734	16,282	16,286	17,607	17,610	18,704	20,539	28,855	35,013
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$20.08	$15.04	$13.12	$13.79	$10.87	$7.52	$13.39	$11.95	$11.09	$9.48
Value at end of period	$22.18	$20.08	$15.04	$13.12	$13.79	$10.87	$7.52	$13.39	$11.95	$11.09
Number of accumulation units outstanding at end of period	7,824	11,017	12,050	12,047	12,053	15,073	17,418	17,064	20,517	27,390
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$38.16	$27.74	$23.63	$24.18	$20.95	$14.84	$26.01	$23.96	$21.41	$20.42
Value at end of period	$40.96	$38.16	$27.74	$23.63	$24.18	$20.95	$14.84	$26.01	$23.96	$21.41
Number of accumulation units outstanding at end of period	14,510	14,510	14,513	16,022	12,198	12,200	5,446	6,163	7,951	9,403

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.69	$9.00	$7.66	$8.82	$8.20	$6.28	$10.20			
Value at end of period	$9.86	$10.69	$9.00	$7.66	$8.82	$8.20	$6.28			
Number of accumulation units outstanding at end of period	0	2,002	2,002	2,004	4,565	5,164	8,167			

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of Variable Annuity Account B Group Deferred Variable Prospectus dated May 1, 2015, for Employer-Sponsored Deferred Compensation Plans.

___Please send a Variable Annuity Account B Statement of Additional Information (Form No. SAI.75996-15 dated May 1, 2015.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.75996-15

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION


VARIABLE ANNUITY ACCOUNT B
OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY


STATEMENT OF ADDITIONAL INFORMATION
DATED MAY 1, 2015

Group Variable Annuity Contracts for Employer-Sponsored Deferred Compensation Plans

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account B (the "Separate Account") dated May 1, 2015.

A free prospectus is available upon request from the local Voya Retirement Insurance and Annuity Company office or by writing to or calling:

Customer Service
Defined Contribution Administration,
P.O. Box 990063
Windsor, CT 06199-0063
1-800-262-3862

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Voya Retirement Insurance and Annuity Company (the "Company," we," "our") issues the contracts described in the prospectus and is responsible for providing each contracts' insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until September 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Prior to March 9, 2015, Voya was an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. On March 9, 2015, ING completed a public secondary offering of Voya common stock (the "March 2015 Offering") and also completed the sale of Voya common stock to Voya pursuant to the terms of a share repurchase agreement (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya common stock. As a result of the completion of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya together with its subsidiaries, including the Company by the end of 2016.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and administrative expense charge, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. **See "FEES" in the prospectus.**

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, Voya Financial Partners, LLC serves as the principal underwriter for contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of Voya Financial Partners, LLC or of other registered broker-dealers who have entered into sales arrangements with Voya Financial Partners, LLC. The offering of the contracts is continuous. **A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "CONTRACT PURCHASE AND PARTICIPATION," "CONTRACT OWNERSHIP AND RIGHTS" and "YOUR ACCOUNT VALUE."**

Compensation paid to the principal underwriter, Voya Financial Partners, LLC, for the years ending December 31, 2014, 2013 and 2012 amounted to $1,955,431.33, $1,889,839.98 and $1,900,527.26, respectively. These amounts reflect compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of the Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "THE INCOME PHASE" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide payments to you in accordance with the income phase payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each Annuity Unit on the day the Annuity Units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of annuity units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based upon a particular investment option, and (b) is the then current annuity unit value for that investment option. As noted, annuity unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

Example:

Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity option table in the contract provides, for the payment option elected, a first monthly variable payment of $6.68 per $1,000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an annuity unit upon the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of annuity units is determined to be 20.414. The value of this number of annuity units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of annuity units determined above) produces a result of 1.000442. This is then multiplied by the annuity unit value for the prior valuation ($13.400000 from above) to produce an annuity unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of annuity units by the current annuity unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar, Inc. and Lipper Analytical Services, inc. which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as *The Wall Street Journal*, *Money* magazine, *USA Today* and *The VARDS Report*.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning and investment alternatives to certificates of deposit and other financial instruments, including comparisons between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account B as of December 31, 2014, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

FINANCIAL STATEMENTS

Variable Annuity Account B of

Voya Retirement Insurance and Annuity Company

Year Ended December 31, 2014

with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2014

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
Voya Retirement Insurance and Annuity Company

We have audited the accompanying financial statements of Variable Annuity Account B of Voya Retirement Insurance and Annuity Company (the "Account"), which comprise the statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2014, and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2014 and 2013. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2014, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting Variable Annuity Account B of Voya Retirement Insurance and Annuity Company at December 31, 2014, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2014 and 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 14, 2015

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2
Assets					
Investments in mutual funds					
at fair value	$ 906	$ 1,700	$ 90	$ 128	$ 31
Total assets	906	1,700	90	128	31
Net assets	$ 906	$ 1,700	$ 90	$ 128	$ 31
Net assets					
Accumulation units	$ 853	$ 1,398	$ 90	$ 128	$ 31
Contracts in payout (annuitization)	53	302	—	—	—
Total net assets	$ 906	$ 1,700	$ 90	$ 128	$ 31
Total number of mutual fund shares	16,507	41,453	1,130	2,440	1,512
Cost of mutual fund shares	$ 692	$ 1,104	$ 89	$ 122	$ 29

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Calvert VP SRI Balanced Portfolio	Federated Fund for U.S. Government Securities II - Primary Shares	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares	Federated Managed Tail Risk Fund II - Primary Shares
Assets					
Investments in mutual funds at fair value	$ 1,232	$ 701	$ 3,632	$ 1,734	$ 3,751
Total assets	1,232	701	3,632	1,734	3,751
Net assets	$ 1,232	$ 701	$ 3,632	$ 1,734	$ 3,751
Net assets					
Accumulation units	$ 1,232	$ 701	$ 3,596	1,734	$ 3,694
Contracts in payout (annuitization)	—	—	36	—	57
Total net assets	$ 1,232	$ 701	$ 3,632	$ 1,734	$ 3,751
Total number of mutual fund shares	600,807	63,016	525,630	91,675	675,828
Cost of mutual fund shares	$ 1,198	$ 706	$ 3,346	$ 1,321	$ 3,989

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Federated Managed Volatility Fund II	Federated Prime Money Fund II - Primary Shares	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 2,607	$ 998	$ 53,810	$ 13,536	$ 188
Total assets	2,607	998	53,810	13,536	188
Net assets	$ 2,607	$ 998	$ 53,810	$ 13,536	$ 188
Net assets					
Accumulation units	$ 2,578	$ 990	$ 53,810	$ 13,536	$ —
Contracts in payout (annuitization)	29	8	—	—	188
Total net assets	$ 2,607	$ 998	$ 53,810	$ 13,536	$ 188
Total number of mutual fund shares	247,534	997,762	2,217,155	213,236	33,994
Cost of mutual fund shares	$ 2,205	$ 998	$ 47,793	$ 8,921	$ 190

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class		Fidelity® VIP Contrafund® Portfolio - Initial Class		Fidelity® VIP Index 500 Portfolio - Initial Class		Fidelity® VIP Investment Grade Bond Portfolio - Initial Class		Franklin Small Cap Value VIP Fund - Class 2	
Assets										
Investments in mutual funds at fair value	$	3,390	$	42,294	$	21,031	$	536	$	2,999
Total assets		3,390		42,294		21,031		536		2,999
Net assets	$	3,390	$	42,294	$	21,031	$	536	$	2,999
Net assets										
Accumulation units	$	3,390	$	42,294	$	21,031	$	536	$	2,999
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	3,390	$	42,294	$	21,031	$	536	$	2,999
Total number of mutual fund shares		181,287		1,132,063		101,051		41,929		134,381
Cost of mutual fund shares	$	3,142	$	25,937	$	13,639	$	521	$	2,466

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA
Assets					
Investments in mutual funds					
at fair value	$ 8	$ —	$ 2,038	$ 193	$ 23
Total assets	8	—	2,038	193	23
Net assets	$ 8	$ —	$ 2,038	$ 193	$ 23
Net assets					
Accumulation units	$ 8	$ —	$ 2,038	$ —	$ 23
Contracts in payout (annuitization)	—	—	—	193	—
Total net assets	$ 8	$ —	$ 2,038	$ 193	$ 23
Total number of mutual fund shares	269	1	78,341	2,451	591
Cost of mutual fund shares	$ 7	$ —	$ 1,168	$ 179	$ 16

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I Shares
Assets					
Investments in mutual funds at fair value	$ 338	$ 1,251	$ 3,002	$ 658	$ 1,154
Total assets	338	1,251	3,002	658	1,154
Net assets	$ 338	$ 1,251	$ 3,002	$ 658	$ 1,154
Net assets					
Accumulation units	$ —	$ 1,251	$ 3,002	$ 658	$ 1,154
Contracts in payout (annuitization)	338	—	—	—	—
Total net assets	$ 338	$ 1,251	$ 3,002	$ 658	$ 1,154
Total number of mutual fund shares	10,054	47,095	234,380	30,324	119,589
Cost of mutual fund shares	$ 216	$ 1,097	$ 3,302	$ 728	$ 1,250

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Balanced Portfolio - Class I	Voya Intermediate Bond Portfolio - Class I	Voya Global Perspectives Portfolio - Class A	Voya Global Perspectives Portfolio - Class I	Voya Global Resources Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 68,867	$ 103,349	$ 182	$ 53	$ 3,568
Total assets	68,867	103,349	182	53	3,568
Net assets	$ 68,867	$ 103,349	$ 182	$ 53	$ 3,568
Net assets					
Accumulation units	$ 45,754	$ 95,623	$ 182	$ 53	$ 3,568
Contracts in payout (annuitization)	23,113	7,726	—	—	—
Total net assets	$ 68,867	$ 103,349	$ 182	$ 53	$ 3,568
Total number of mutual fund shares	4,704,036	8,011,561	16,698	4,802	193,810
Cost of mutual fund shares	$ 57,264	$ 101,789	$ 177	$ 53	$ 4,178

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 4,416	$ 137,277	$ 10,688	$ 1,401	$ 9,091
Total assets	4,416	137,277	10,688	1,401	9,091
Net assets	$ 4,416	$ 137,277	$ 10,688	$ 1,401	$ 9,091
Net assets					
Accumulation units	$ 4,416	$ 131,181	$ 10,688	$ 1,401	$ 6,659
Contracts in payout (annuitization)	—	6,096	—	—	2,432
Total net assets	$ 4,416	$ 137,277	$ 10,688	$ 1,401	$ 9,091
Total number of mutual fund shares	437,226	6,846,712	855,029	113,225	581,670
Cost of mutual fund shares	$ 4,611	$ 118,794	$ 8,907	$ 1,217	$ 7,081

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class	Voya Retirement Moderate Portfolio - Adviser Class	Voya U.S. Bond Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 2,993	$ 4,491	$ 3,679	$ 5,251	$ 1,425
Total assets	2,993	4,491	3,679	5,251	1,425
Net assets	$ 2,993	$ 4,491	$ 3,679	$ 5,251	$ 1,425
Net assets					
Accumulation units	$ 2,993	$ 4,491	$ 3,679	$ 5,251	$ 1,425
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,993	$ 4,491	$ 3,679	$ 5,251	$ 1,425
Total number of mutual fund shares	319,792	329,497	271,708	414,138	132,440
Cost of mutual fund shares	$ 3,007	$ 3,393	$ 2,940	$ 4,659	$ 1,429

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya U.S. Stock Index Portfolio - Service Class	VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 87	$ 325	$ 2,195	$ 2,211	$ 988
Total assets	87	325	2,195	2,211	988
Net assets	$ 87	$ 325	$ 2,195	$ 2,211	$ 988
Net assets					
Accumulation units	$ 87	$ 325	$ 2,195	$ 2,211	$ 988
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 87	$ 325	$ 2,195	$ 2,211	$ 988
Total number of mutual fund shares	5,991	34,061	231,543	179,175	80,492
Cost of mutual fund shares	$ 70	$ 356	$ 2,408	$ 2,048	$ 837

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	VY® Clarion Real Estate Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Institutional Class	VY® FMR Diversified Mid Cap Portfolio - Service Class	VY® Franklin Income Portfolio - Service Class	VY® Franklin Mutual Shares Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 4,564	$ 13,380	$ 1,968	$ 6,191	$ 1,936
Total assets	4,564	13,380	1,968	6,191	1,936
Net assets	$ 4,564	$ 13,380	$ 1,968	$ 6,191	$ 1,936
Net assets					
Accumulation units	$ 4,564	$ 11,395	$ 1,968	$ 6,191	$ 1,936
Contracts in payout (annuitization)	—	1,985	—	—	—
Total net assets	$ 4,564	$ 13,380	$ 1,968	$ 6,191	$ 1,936
Total number of mutual fund shares	130,189	718,951	106,603	544,978	167,075
Cost of mutual fund shares	$ 3,873	$ 10,125	$ 1,760	$ 5,711	$ 1,408

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	VY® Franklin Templeton Founding Strategy Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 212	$ 1,041	$ 2,362	$ 7,745	$ 3,194
Total assets	212	1,041	2,362	7,745	3,194
Net assets	$ 212	$ 1,041	$ 2,362	$ 7,745	$ 3,194
Net assets					
Accumulation units	$ 212	$ 1,041	$ 2,362	$ 7,745	$ 3,194
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 212	$ 1,041	$ 2,362	$ 7,745	$ 3,194
Total number of mutual fund shares	19,304	32,712	135,976	448,198	154,309
Cost of mutual fund shares	$ 216	$ 864	$ 2,598	$ 8,694	$ 2,567

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 1,091	$ 26,434	$ 5,965	$ 2,586	$ 456
Total assets	1,091	26,434	5,965	2,586	456
Net assets	$ 1,091	$ 26,434	$ 5,965	$ 2,586	$ 456
Net assets					
Accumulation units	$ 1,091	$ 26,434	$ 5,965	$ 2,586	$ 456
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,091	$ 26,434	$ 5,965	$ 2,586	$ 456
Total number of mutual fund shares	53,231	917,541	361,750	199,814	29,477
Cost of mutual fund shares	$ 996	$ 23,379	$ 4,850	$ 2,126	$ 431

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Money Market Portfolio - Class I	Voya Money Market Portfolio - Class S	Voya Aggregate Bond Portfolio - Service Class	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 47,372	$ 45	$ 8,877	$ 22,507	$ 79
Total assets	47,372	45	8,877	22,507	79
Net assets	$ 47,372	$ 45	$ 8,877	$ 22,507	$ 79
Net assets					
Accumulation units	$ 45,544	$ 45	$ 8,877	$ 20,436	$ —
Contracts in payout (annuitization)	1,828	—	—	2,071	79
Total net assets	$ 47,372	$ 45	$ 8,877	$ 22,507	$ 79
Total number of mutual fund shares	47,372,362	44,922	749,145	2,159,984	7,600
Cost of mutual fund shares	$ 47,372	$ 45	$ 8,936	$ 24,245	$ 88

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Solution 2015 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 3,107	$ 3,909	$ 6,894	$ 3,274	$ 1,099
Total assets	3,107	3,909	6,894	3,274	1,099
Net assets	$ 3,107	$ 3,909	$ 6,894	$ 3,274	$ 1,099
Net assets					
Accumulation units	$ 3,107	$ 3,909	$ 6,894	$ 3,274	1,099
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 3,107	$ 3,909	$ 6,894	$ 3,274	$ 1,099
Total number of mutual fund shares	253,230	300,694	514,871	237,919	93,487
Cost of mutual fund shares	$ 2,910	$ 3,529	$ 6,116	$ 2,985	$ 1,010

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 3,190	$ 6,303	$ 2,473	$ 683	$ 1,459
Total assets	3,190	6,303	2,473	683	1,459
Net assets	$ 3,190	$ 6,303	$ 2,473	$ 683	$ 1,459
Net assets					
Accumulation units	$ 3,190	$ 6,303	$ 2,473	$ 683	$ 1,459
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 3,190	$ 6,303	$ 2,473	$ 683	$ 1,459
Total number of mutual fund shares	223,866	200,811	101,137	41,213	88,286
Cost of mutual fund shares	$ 2,764	$ 5,217	$ 1,906	$ 566	$ 1,125

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Initial Class		VY® JPMorgan Mid Cap Value Portfolio - Service Class		VY® Oppenheimer Global Portfolio - Initial Class		VY® Pioneer High Yield Portfolio - Initial Class		VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	
Assets										
Investments in mutual funds										
at fair value	$	80,865	$	3,877	$	72,781	$	15,880	$	46,522
Total assets		80,865		3,877		72,781		15,880		46,522
Net assets	$	80,865	$	3,877	$	72,781	$	15,880	$	46,522
Net assets										
Accumulation units	$	80,865	$	3,877	$	70,001	$	14,693	$	46,522
Contracts in payout (annuitization)		—		—		2,780		1,187		—
Total net assets	$	80,865	$	3,877	$	72,781	$	15,880	$	46,522
Total number of mutual fund shares		1,723,104		170,788		3,863,105		1,336,716		3,835,295
Cost of mutual fund shares	$	69,201	$	2,751	$	54,851	$	15,627	$	32,745

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 37,050	$ 14,838	$ 6,582	$ 9,374	$ 9,616
Total assets	37,050	14,838	6,582	9,374	9,616
Net assets	$ 37,050	$ 14,838	$ 6,582	$ 9,374	$ 9,616
Net assets					
Accumulation units	$ 31,709	$ 13,858	$ 4,854	$ 8,096	$ 7,335
Contracts in payout (annuitization)	5,341	980	1,728	1,278	2,281
Total net assets	$ 37,050	$ 14,838	$ 6,582	$ 9,374	$ 9,616
Total number of mutual fund shares	410,986	1,232,359	520,722	679,290	731,817
Cost of mutual fund shares	$ 24,119	$ 12,354	$ 5,498	$ 6,381	$ 7,292

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Emerging Markets Index Portfolio - Class I	Voya Euro STOXX 50® Index Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 1,814	$ 244,610	$ 2	$ 46	$ 68,972
Total assets	1,814	244,610	2	46	68,972
Net assets	$ 1,814	$ 244,610	$ 2	$ 46	$ 68,972
Net assets					
Accumulation units	$ —	$ 186,557	$ 2	$ 46	$ 50,125
Contracts in payout (annuitization)	1,814	58,053	—	—	18,847
Total net assets	$ 1,814	$ 244,610	$ 2	$ 46	$ 68,972
Total number of mutual fund shares	59,891	7,985,947	162	4,415	3,068,135
Cost of mutual fund shares	$ 1,428	$ 185,915	$ 2	$ 42	$ 44,765

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 7,906	$ 4,193	$ 14,009	$ 111	$ 28,067
Total assets	7,906	4,193	14,009	111	28,067
Net assets	$ 7,906	$ 4,193	$ 14,009	$ 111	$ 28,067
Net assets					
Accumulation units	$ 7,906	$ 4,193	$ 11,908	$ 111	$ 27,811
Contracts in payout (annuitization)	—	—	2,101	—	256
Total net assets	$ 7,906	$ 4,193	$ 14,009	$ 111	$ 28,067
Total number of mutual fund shares	321,657	183,081	1,495,088	11,976	1,152,638
Cost of mutual fund shares	$ 5,329	$ 2,669	$ 13,724	$ 104	$ 14,515

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 17,991	$ 7,158	$ 1,817	$ 1,595	$ 1,582
Total assets	17,991	7,158	1,817	1,595	1,582
Net assets	$ 17,991	$ 7,158	$ 1,817	$ 1,595	$ 1,582
Net assets					
Accumulation units	$ 14,541	$ 7,158	$ 1,817	$ 1,595	$ 1,582
Contracts in payout (annuitization)	3,450	—	—	—	—
Total net assets	$ 17,991	$ 7,158	$ 1,817	$ 1,595	$ 1,582
Total number of mutual fund shares	1,129,394	357,373	91,190	58,648	91,527
Cost of mutual fund shares	$ 11,964	$ 4,558	$ 1,315	$ 1,199	$ 1,366

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya International Value Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 1,447	$ 27,287	$ 1,480	$ 5,968	$ 3,108
Total assets	1,447	27,287	1,480	5,968	3,108
Net assets	$ 1,447	$ 27,287	$ 1,480	$ 5,968	$ 3,108
Net assets					
Accumulation units	$ 1,447	$ 22,575	$ 1,480	$ 5,968	$ 3,108
Contracts in payout (annuitization)	—	4,712	—	—	—
Total net assets	$ 1,447	$ 27,287	$ 1,480	$ 5,968	$ 3,108
Total number of mutual fund shares	87,695	1,173,643	166,507	393,393	211,995
Cost of mutual fund shares	$ 1,234	$ 20,280	$ 1,397	$ 5,628	$ 2,730

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2014
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class I		Voya SmallCap Opportunities Portfolio - Class S		Wanger International		Wanger Select		Wanger USA	
Assets										
Investments in mutual funds										
at fair value	$	1,175	$	2,559	$	2,421	$	2,770	$	1,013
Total assets		1,175		2,559		2,421		2,770		1,013
Net assets	$	1,175	$	2,559	$	2,421	$	2,770	$	1,013
Net assets										
Accumulation units	$	1,175	$	2,559	$	2,421	$	2,770	$	1,013
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	1,175	$	2,559	$	2,421	$	2,770	$	1,013
Total number of mutual fund shares		42,050		95,497		83,282		83,975		26,857
Cost of mutual fund shares	$	1,167	$	2,217	$	2,646	$	2,293	$	988

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 15	$ —	$ 2	$ —
Expenses:					
Mortality, expense risk and other					
charges	7	18	—	—	—
Total expenses	7	18	—	—	—
Net investment income (loss)	(7)	(3)	—	2	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	65	177	—	8	—
Capital gains distributions	—	9	—	5	—
Total realized gain (loss) on investments					
and capital gains distributions	65	186	—	13	—
Net unrealized appreciation					
(depreciation) of investments	5	(64)	1	(4)	(1)
Net realized and unrealized gain (loss)					
on investments	70	122	1	9	(1)
Net increase (decrease) in net assets					
resulting from operations	$ 63	$ 119	$ 1	$ 11	$ (1)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Calvert VP SRI Balanced Portfolio	Federated Fund for U.S. Government Securities II - Primary Shares	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares	Federated Managed Tail Risk Fund II - Primary Shares
Net investment income (loss)					
Investment income:					
Dividends	$ 19	$ 21	$ 229	$ —	$ 76
Expenses:					
Mortality, expense risk and other					
charges	10	10	53	24	59
Total expenses	10	10	53	24	59
Net investment income (loss)	9	11	176	(24)	17
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	84	(2)	(14)	131	42
Capital gains distributions	83	—	—	180	834
Total realized gain (loss) on investments					
and capital gains distributions	167	(2)	(14)	311	876
Net unrealized appreciation					
(depreciation) of investments	(106)	13	(110)	(144)	(984)
Net realized and unrealized gain (loss)					
on investments	61	11	(124)	167	(108)
Net increase (decrease) in net assets					
resulting from operations	$ 70	$ 22	$ 52	$ 143	$ (91)

The accompanying notes are an integral part of these financial statements.

	Federated Managed Volatility Fund II	Federated Prime Money Fund II - Primary Shares	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 91	$ —	$ 1,515	$ 25	$ 11
Expenses:					
Mortality, expense risk and other					
charges	39	15	683	121	2
Total expenses	39	15	683	121	2
Net investment income (loss)	52	(15)	832	(96)	9
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	108	—	(750)	523	8
Capital gains distributions	192	—	758	—	—
Total realized gain (loss) on investments					
and capital gains distributions	300	—	8	523	8
Net unrealized appreciation					
(depreciation) of investments	(281)	—	3,151	788	(16)
Net realized and unrealized gain (loss)					
on investments	19	—	3,159	1,311	(8)
Net increase (decrease) in net assets					
resulting from operations	$ 71	$ (15)	$ 3,991	$ 1,215	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value VIP Fund - Class 2
Net investment income (loss)					
Investment income:					
Dividends	$ 49	$ 393	$ 330	$ 12	$ 19
Expenses:					
Mortality, expense risk and other					
charges	39	373	288	8	28
Total expenses	39	373	288	8	28
Net investment income (loss)	10	20	42	4	(9)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	209	3,058	1,259	(1)	263
Capital gains distributions	1	824	18	—	235
Total realized gain (loss) on investments					
and capital gains distributions	210	3,882	1,277	(1)	498
Net unrealized appreciation					
(depreciation) of investments	(588)	452	957	21	(517)
Net realized and unrealized gain (loss)					
on investments	(378)	4,334	2,234	20	(19)
Net increase (decrease) in net assets					
resulting from operations	$ (368)	$ 4,354	$ 2,276	$ 24	$ (28)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 9	$ —	$ —
Expenses:					
Mortality, expense risk and other					
charges	—	—	20	3	—
Total expenses	—	—	20	3	—
Net investment income (loss)	—	—	(11)	(3)	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	—	172	18	—
Capital gains distributions	—	—	—	—	1
Total realized gain (loss) on investments					
and capital gains distributions	—	—	172	18	1
Net unrealized appreciation					
(depreciation) of investments	—	—	43	(12)	(1)
Net realized and unrealized gain (loss)					
on investments	—	—	215	6	—
Net increase (decrease) in net assets					
resulting from operations	$ —	$ —	$ 204	$ 3	$ —

The accompanying notes are an integral part of these financial statements.

	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I Shares
Net investment income (loss)					
Investment income:					
Dividends	$ 3	$ 9	$ 49	$ 5	$ 47
Expenses:					
Mortality, expense risk and other					
charges	4	9	31	6	8
Total expenses	4	9	31	6	8
Net investment income (loss)	(1)	—	18	(1)	39
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	8	74	(101)	(21)	(6)
Capital gains distributions	7	141	—	4	40
Total realized gain (loss) on investments					
and capital gains distributions	15	215	(101)	(17)	34
Net unrealized appreciation					
(depreciation) of investments	17	(103)	168	(82)	(96)
Net realized and unrealized gain (loss)					
on investments	32	112	67	(99)	(62)
Net increase (decrease) in net assets					
resulting from operations	$ 31	$ 112	$ 85	$ (100)	$ (23)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Balanced Portfolio - Class I	Voya Intermediate Bond Portfolio - Class I	ING American Funds Asset Allocation Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio
Net investment income (loss)					
Investment income:					
Dividends	$ 1,172	$ 3,365	$ 22	$ 65	$ 5
Expenses:					
Mortality, expense risk and other					
charges	865	1,269	6	20	1
Total expenses	865	1,269	6	20	1
Net investment income (loss)	307	2,096	16	45	4
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	416	3,131	(690)	1,584	(43)
Capital gains distributions	—	—	920	111	62
Total realized gain (loss) on investments					
and capital gains distributions	416	3,131	230	1,695	19
Net unrealized appreciation					
(depreciation) of investments	2,751	400	(274)	(2,087)	(26)
Net realized and unrealized gain (loss)					
on investments	3,167	3,531	(44)	(392)	(7)
Net increase (decrease) in net assets					
resulting from operations	$ 3,474	$ 5,627	$ (28)	$ (347)	$ (3)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	ING Total Return Bond Portfolio - Service Class	Voya Global Perspectives Portfolio - Class A	Voya Global Perspectives Portfolio - Class I	Voya Global Resources Portfolio - Service Class	Voya High Yield Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 143	$ —	$ —	$ 45	$ 281
Expenses:					
Mortality, expense risk and other					
charges	12	2	—	44	48
Total expenses	12	2	—	44	48
Net investment income (loss)	131	(2)	—	1	233
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(385)	4	—	87	72
Capital gains distributions	109	—	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	(276)	4	—	87	72
Net unrealized appreciation					
(depreciation) of investments	197	5	—	(724)	(295)
Net realized and unrealized gain (loss)					
on investments	(79)	9	—	(637)	(223)
Net increase (decrease) in net assets					
resulting from operations	$ 52	$ 7	$ —	$ (636)	$ 10

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Retirement Conservative Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 549	$ 201	$ 27	$ 111	$ 93
Expenses:					
Mortality, expense risk and other					
charges	1,541	78	19	111	37
Total expenses	1,541	78	19	111	37
Net investment income (loss)	(992)	123	8	—	56
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	6,518	462	259	687	13
Capital gains distributions	7,939	134	25	659	111
Total realized gain (loss) on investments					
and capital gains distributions	14,457	596	284	1,346	124
Net unrealized appreciation					
(depreciation) of investments	743	(4)	(160)	(204)	(28)
Net realized and unrealized gain (loss)					
on investments	15,200	592	124	1,142	96
Net increase (decrease) in net assets					
resulting from operations	$ 14,208	$ 715	$ 132	$ 1,142	$ 152

The accompanying notes are an integral part of these financial statements.

	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class	Voya Retirement Moderate Portfolio - Adviser Class	Voya U.S. Bond Index Portfolio - Class I	Voya U.S. Stock Index Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 73	$ 66	$ 160	$ 24	$ 1
Expenses:					
Mortality, expense risk and other					
charges	59	51	63	10	1
Total expenses	59	51	63	10	1
Net investment income (loss)	14	15	97	14	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	356	339	279	(16)	5
Capital gains distributions	—	—	—	—	9
Total realized gain (loss) on investments					
and capital gains distributions	356	339	279	(16)	14
Net unrealized appreciation					
(depreciation) of investments	(177)	(189)	(154)	63	(4)
Net realized and unrealized gain (loss)					
on investments	179	150	125	47	10
Net increase (decrease) in net assets					
resulting from operations	$ 193	$ 165	$ 222	$ 61	$ 10

The accompanying notes are an integral part of these financial statements.

	VY® BlackRock Health Sciences Opportunities Portfolio - Service Class	VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class	VY® BlackRock Large Cap Growth Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 8	$ 5	$ 32	$ 236	$ 27
Expenses:					
Mortality, expense risk and other charges	9	3	31	157	15
Total expenses	9	3	31	157	15
Net investment income (loss)	(1)	2	1	79	12
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(519)	(2)	(158)	3,118	113
Capital gains distributions	804	—	—	4,353	—
Total realized gain (loss) on investments and capital gains distributions	285	(2)	(158)	7,471	113
Net unrealized appreciation (depreciation) of investments	(128)	7	198	(6,254)	128
Net realized and unrealized gain (loss) on investments	157	5	40	1,217	241
Net increase (decrease) in net assets resulting from operations	$ 156	$ 7	$ 41	$ 1,296	$ 253

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Institutional Class	VY® FMR Diversified Mid Cap Portfolio - Service Class	VY® Franklin Income Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 12	$ 42	$ 59	$ 5	$ 229
Expenses:					
Mortality, expense risk and other					
charges	13	21	178	18	76
Total expenses	13	21	178	18	76
Net investment income (loss)	(1)	21	(119)	(13)	153
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	94	368	706	171	255
Capital gains distributions	—	—	2,294	373	—
Total realized gain (loss) on investments					
and capital gains distributions	94	368	3,000	544	255
Net unrealized appreciation					
(depreciation) of investments	34	440	(2,242)	(437)	(197)
Net realized and unrealized gain (loss)					
on investments	128	808	758	107	58
Net increase (decrease) in net assets					
resulting from operations	$ 127	$ 829	$ 639	$ 94	$ 211

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® Franklin Mutual Shares Portfolio - Service Class	VY® Franklin Templeton Founding Strategy Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 20	$ 4	$ 13	$ 31	$ 73
Expenses:					
Mortality, expense risk and other					
charges	22	2	11	19	65
Total expenses	22	2	11	19	65
Net investment income (loss)	(2)	2	2	12	8
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	106	16	111	(466)	(425)
Capital gains distributions	—	—	70	252	763
Total realized gain (loss) on investments					
and capital gains distributions	106	16	181	(214)	338
Net unrealized appreciation					
(depreciation) of investments	5	(16)	(90)	150	(367)
Net realized and unrealized gain (loss)					
on investments	111	—	91	(64)	(29)
Net increase (decrease) in net assets					
resulting from operations	$ 109	$ 2	$ 93	$ (52)	$ (21)

The accompanying notes are an integral part of these financial statements.

	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® Marsico Growth Portfolio - Service Class	VY® MFS Total Return Portfolio - Institutional Class	VY® MFS Total Return Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 18	$ 3	$ —	$ 976	$ 41
Expenses:					
Mortality, expense risk and other					
charges	38	7	8	198	6
Total expenses	38	7	8	198	6
Net investment income (loss)	(20)	(4)	(8)	778	35
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	262	44	(3)	2,738	115
Capital gains distributions	251	75	376	3,675	173
Total realized gain (loss) on investments					
and capital gains distributions	513	119	373	6,413	288
Net unrealized appreciation					
(depreciation) of investments	(278)	(44)	(322)	(5,758)	(251)
Net realized and unrealized gain (loss)					
on investments	235	75	51	655	37
Net increase (decrease) in net assets					
resulting from operations	$ 215	$ 71	$ 43	$ 1,433	$ 72

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® MFS Utilities Portfolio - Service Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 60	$ 332	$ 114	$ 32	$ 7
Expenses:					
Mortality, expense risk and other					
charges	13	203	65	33	7
Total expenses	13	203	65	33	7
Net investment income (loss)	47	129	49	(1)	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	1,068	511	53	66
Capital gains distributions	857	2,043	460	—	—
Total realized gain (loss) on investments					
and capital gains distributions	857	3,111	971	53	66
Net unrealized appreciation					
(depreciation) of investments	(523)	(673)	(621)	(101)	(84)
Net realized and unrealized gain (loss)					
on investments	334	2,438	350	(48)	(18)
Net increase (decrease) in net assets					
resulting from operations	$ 381	$ 2,567	$ 399	$ (49)	$ (18)

The accompanying notes are an integral part of these financial statements.

	Voya Money Market Portfolio - Class I	Voya Money Market Portfolio - Class S	Voya Aggregate Bond Portfolio - Service Class	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 171	$ 201	$ —
Expenses:					
Mortality, expense risk and other					
charges	613	—	91	301	1
Total expenses	613	—	91	301	1
Net investment income (loss)	(613)	—	80	(100)	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	—	(32)	456	(2)
Capital gains distributions	8	—	7	—	—
Total realized gain (loss) on investments					
and capital gains distributions	8	—	(25)	456	(2)
Net unrealized appreciation					
(depreciation) of investments	—	—	323	(460)	2
Net realized and unrealized gain (loss)					
on investments	8	—	298	(4)	—
Net increase (decrease) in net assets					
resulting from operations	$ (605)	$ —	$ 378	$ (104)	$ (1)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Solution 2015 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution Income Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 79	$ 78	$ 131	$ 51	$ 28
Expenses:					
Mortality, expense risk and other					
charges	30	33	53	21	9
Total expenses	30	33	53	21	9
Net investment income (loss)	49	45	78	30	19
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	62	261	221	58	24
Capital gains distributions	19	188	543	308	—
Total realized gain (loss) on investments					
and capital gains distributions	81	449	764	366	24
Net unrealized appreciation					
(depreciation) of investments	4	(318)	(527)	(237)	14
Net realized and unrealized gain (loss)					
on investments	85	131	237	129	38
Net increase (decrease) in net assets					
resulting from operations	$ 134	$ 176	$ 315	$ 159	$ 57

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 36	$ 5	$ 20	$ 1	$ 28
Expenses:					
Mortality, expense risk and other					
charges	19	72	27	6	11
Total expenses	19	72	27	6	11
Net investment income (loss)	17	(67)	(7)	(5)	17
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	96	1,133	290	62	186
Capital gains distributions	419	113	303	—	—
Total realized gain (loss) on investments					
and capital gains distributions	515	1,246	593	62	186
Net unrealized appreciation					
(depreciation) of investments	(208)	(998)	(312)	(37)	(100)
Net realized and unrealized gain (loss)					
on investments	307	248	281	25	86
Net increase (decrease) in net assets					
resulting from operations	$ 324	$ 181	$ 274	$ 20	$ 103

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1,242	$ 31	$ 898	$ 853	$ 122
Expenses:					
Mortality, expense risk and other					
charges	801	29	936	213	545
Total expenses	801	29	936	213	545
Net investment income (loss)	441	2	(38)	640	(423)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,533	203	4,848	875	2,242
Capital gains distributions	2,201	205	1,040	—	3,151
Total realized gain (loss) on investments					
and capital gains distributions	4,734	408	5,888	875	5,393
Net unrealized appreciation					
(depreciation) of investments	(761)	67	(4,959)	(1,564)	(346)
Net realized and unrealized gain (loss)					
on investments	3,973	475	929	(689)	5,047
Net increase (decrease) in net assets					
resulting from operations	$ 4,414	$ 477	$ 891	$ (49)	$ 4,624

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 405	$ 185	$ 198	$ 239
Expenses:					
Mortality, expense risk and other					
charges	453	188	91	101	123
Total expenses	453	188	91	101	123
Net investment income (loss)	(453)	217	94	97	116
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,258	305	570	242	76
Capital gains distributions	2,508	—	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	4,766	305	570	242	76
Net unrealized appreciation					
(depreciation) of investments	(1,763)	(1,741)	(298)	180	345
Net realized and unrealized gain (loss)					
on investments	3,003	(1,436)	272	422	421
Net increase (decrease) in net assets					
resulting from operations	$ 2,550	$ (1,219)	$ 366	$ 519	$ 537

The accompanying notes are an integral part of these financial statements.

	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya GET U.S. Core Portfolio - Series 14	Voya Emerging Markets Index Portfolio - Class I	Voya Euro STOXX 50® Index Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 28	$ 4,775	$ 149	$ —	$ 2
Expenses:					
Mortality, expense risk and other					
charges	23	2,794	34	—	—
Total expenses	23	2,794	34	—	—
Net investment income (loss)	5	1,981	115	—	2
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	70	14,209	(379)	—	1
Capital gains distributions	200	26,648	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	270	40,857	(379)	—	1
Net unrealized appreciation					
(depreciation) of investments	(121)	(20,731)	221	—	(6)
Net realized and unrealized gain (loss)					
on investments	149	20,126	(158)	—	(5)
Net increase (decrease) in net assets					
resulting from operations	$ 154	$ 22,107	$ (43)	$ —	$ (3)

The accompanying notes are an integral part of these financial statements.

	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 1,038	$ 67	$ 26	$ 131	$ 1
Expenses:					
Mortality, expense risk and other					
charges	815	67	37	171	2
Total expenses	815	67	37	171	2
Net investment income (loss)	223	—	(11)	(40)	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4,232	681	431	702	4
Capital gains distributions	—	360	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	4,232	1,041	431	702	4
Net unrealized appreciation					
(depreciation) of investments	3,564	(371)	(235)	(1,526)	(11)
Net realized and unrealized gain (loss)					
on investments	7,796	670	196	(824)	(7)
Net increase (decrease) in net assets					
resulting from operations	$ 8,019	$ 670	$ 185	$ (864)	$ (8)

The accompanying notes are an integral part of these financial statements.

	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 363	$ 279	$ 116	$ 23	$ 2
Expenses:					
Mortality, expense risk and other					
charges	351	219	83	23	11
Total expenses	351	219	83	23	11
Net investment income (loss)	12	60	33	—	(9)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,726	1,637	819	172	12
Capital gains distributions	—	—	111	25	—
Total realized gain (loss) on investments					
and capital gains distributions	2,726	1,637	930	197	12
Net unrealized appreciation					
(depreciation) of investments	317	197	(180)	(26)	120
Net realized and unrealized gain (loss)					
on investments	3,043	1,834	750	171	132
Net increase (decrease) in net assets					
resulting from operations	$ 3,055	$ 1,894	$ 783	$ 171	$ 123

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya International Value Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 7	$ 12	$ 102	$ 47	$ 25
Expenses:					
Mortality, expense risk and other charges	7	10	326	14	60
Total expenses	7	10	326	14	60
Net investment income (loss)	—	2	(224)	33	(35)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	65	32	1,031	88	247
Capital gains distributions	22	69	3,151	—	873
Total realized gain (loss) on investments and capital gains distributions	87	101	4,182	88	1,120
Net unrealized appreciation (depreciation) of investments	36	(43)	(2,642)	(209)	(646)
Net realized and unrealized gain (loss) on investments	123	58	1,540	(121)	474
Net increase (decrease) in net assets resulting from operations	$ 123	$ 60	$ 1,316	$ (88)	$ 439

The accompanying notes are an integral part of these financial statements.

	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select
Net investment income (loss)					
Investment Income:					
Dividends	$ 12	$ —	$ —	$ 38	$ —
Expenses:					
Mortality, expense risk and other					
charges	39	9	32	21	18
Total expenses	39	9	32	21	18
Net investment income (loss)	(27)	(9)	(32)	17	(18)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	434	200	309	(62)	130
Capital gains distributions	498	132	231	286	352
Total realized gain (loss) on investments					
and capital gains distributions	932	332	540	224	482
Net unrealized appreciation					
(depreciation) of investments	(696)	(242)	(411)	(375)	(392)
Net realized and unrealized gain (loss)					
on investments	236	90	129	(151)	90
Net increase (decrease) in net assets					
resulting from operations	$ 209	$ 81	$ 97	$ (134)	$ 72

The accompanying notes are an integral part of these financial statements.

	Wanger USA
Net investment income (loss)	
Investment Income:	
Dividends	$ —
Expenses:	
Mortality, expense risk and other	
charges	9
Total expenses	9
Net investment income (loss)	(9)
Realized and unrealized gain (loss)	
on investments	
Net realized gain (loss) on investments	84
Capital gains distributions	137
Total realized gain (loss) on investments	
and capital gains distributions	221
Net unrealized appreciation	
(depreciation) of investments	(185)
Net realized and unrealized gain (loss)	
on investments	36
Net increase (decrease) in net assets	
resulting from operations	$ 27

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth-Income Fund - Class 2
Net assets at January 1, 2013	$ 693	$ 1,426	$ —	$ 6
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	6	—	1
Total realized gain (loss) on investments and capital gains distributions	13	22	—	—
Net unrealized appreciation (depreciation) of investments	225	368	—	10
Net increase (decrease) in net assets resulting from operations	235	396	—	11
Changes from principal transactions:				
Total unit transactions	(137)	9	—	79
Increase (decrease) in net assets derived from principal transactions	(137)	9	—	79
Total increase (decrease) in net assets	98	405	—	90
Net assets at December 31, 2013	791	1,831	—	96
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	(3)	—	2
Total realized gain (loss) on investments and capital gains distributions	65	186	—	13
Net unrealized appreciation (depreciation) of investments	5	(64)	1	(4)
Net increase (decrease) in net assets resulting from operations	63	119	1	11
Changes from principal transactions:				
Total unit transactions	52	(250)	89	21
Increase (decrease) in net assets derived from principal transactions	52	(250)	89	21
Total increase (decrease) in net assets	115	(131)	90	32
Net assets at December 31, 2014	$ 906	$ 1,700	$ 90	$ 128

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	American Funds Insurance Series® International Fund - Class 2	Calvert VP SRI Balanced Portfolio	Federated Fund for U.S. Government Securities II - Primary Shares	Federated High Income Bond Fund II - Primary Shares
Net assets at January 1, 2013	$ 9	$ 871	$ 933	$ 4,002
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1)	18	217
Total realized gain (loss) on investments and capital gains distributions	—	170	—	(22)
Net unrealized appreciation (depreciation) of investments	3	(37)	(48)	19
Net increase (decrease) in net assets resulting from operations	3	132	(30)	214
Changes from principal transactions:				
Total unit transactions	10	(67)	(124)	(310)
Increase (decrease) in net assets derived from principal transactions	10	(67)	(124)	(310)
Total increase (decrease) in net assets	13	65	(154)	(96)
Net assets at December 31, 2013	22	936	779	3,906
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	9	11	176
Total realized gain (loss) on investments and capital gains distributions	—	167	(2)	(14)
Net unrealized appreciation (depreciation) of investments	(1)	(106)	13	(110)
Net increase (decrease) in net assets resulting from operations	(1)	70	22	52
Changes from principal transactions:				
Total unit transactions	10	226	(100)	(326)
Increase (decrease) in net assets derived from principal transactions	10	226	(100)	(326)
Total increase (decrease) in net assets	9	296	(78)	(274)
Net assets at December 31, 2014	$ 31	$ 1,232	$ 701	$ 3,632

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Federated Kaufmann Fund II - Primary Shares	Federated Managed Tail Risk Fund II - Primary Shares	Federated Managed Volatility Fund II	Federated Prime Money Fund II - Primary Shares
Net assets at January 1, 2013	$ 1,565	$ 4,688	$ 2,788	$ 1,113
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	(20)	43	(16)
Total realized gain (loss) on investments and capital gains distributions	233	190	86	—
Net unrealized appreciation (depreciation) of investments	361	502	398	—
Net increase (decrease) in net assets resulting from operations	569	672	527	(16)
Changes from principal transactions:				
Total unit transactions	(194)	(547)	(395)	(17)
Increase (decrease) in net assets derived from principal transactions	(194)	(547)	(395)	(17)
Total increase (decrease) in net assets	375	125	132	(33)
Net assets at December 31, 2013	1,940	4,813	2,920	1,080
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(24)	17	52	(15)
Total realized gain (loss) on investments and capital gains distributions	311	876	300	—
Net unrealized appreciation (depreciation) of investments	(144)	(984)	(281)	—
Net increase (decrease) in net assets resulting from operations	143	(91)	71	(15)
Changes from principal transactions:				
Total unit transactions	(349)	(971)	(384)	(67)
Increase (decrease) in net assets derived from principal transactions	(349)	(971)	(384)	(67)
Total increase (decrease) in net assets	(206)	(1,062)	(313)	(82)
Net assets at December 31, 2014	$ 1,734	$ 3,751	$ 2,607	$ 998

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Net assets at January 1, 2013	$ 51,415	$ 9,570	$ 238	$ 3,599
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	685	(68)	9	17
Total realized gain (loss) on investments and capital gains distributions	2,819	542	10	356
Net unrealized appreciation (depreciation) of investments	9,577	2,707	(9)	585
Net increase (decrease) in net assets resulting from operations	13,081	3,181	10	958
Changes from principal transactions:				
Total unit transactions	(6,381)	(841)	(35)	(361)
Increase (decrease) in net assets derived from principal transactions	(6,381)	(841)	(35)	(361)
Total increase (decrease) in net assets	6,700	2,340	(25)	597
Net assets at December 31, 2013	58,115	11,910	213	4,196
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	832	(96)	9	10
Total realized gain (loss) on investments and capital gains distributions	8	523	8	210
Net unrealized appreciation (depreciation) of investments	3,151	788	(16)	(588)
Net increase (decrease) in net assets resulting from operations	3,991	1,215	1	(368)
Changes from principal transactions:				
Total unit transactions	(8,296)	411	(26)	(438)
Increase (decrease) in net assets derived from principal transactions	(8,296)	411	(26)	(438)
Total increase (decrease) in net assets	(4,305)	1,626	(25)	(806)
Net assets at December 31, 2014	$ 53,810	$ 13,536	$ 188	$ 3,390

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value VIP Fund - Class 2
Net assets at January 1, 2013	$ 103,676	$ 18,967	$ 708	$ 2,681
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(401)	96	4	14
Total realized gain (loss) on investments and capital gains distributions	6,152	923	7	266
Net unrealized appreciation (depreciation) of investments	15,260	4,475	(33)	611
Net increase (decrease) in net assets resulting from operations	21,011	5,494	(22)	891
Changes from principal transactions:				
Total unit transactions	(80,506)	(2,234)	(104)	(111)
Increase (decrease) in net assets derived from principal transactions	(80,506)	(2,234)	(104)	(111)
Total increase (decrease) in net assets	(59,495)	3,260	(126)	780
Net assets at December 31, 2013	44,181	22,227	582	3,461
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	20	42	4	(9)
Total realized gain (loss) on investments and capital gains distributions	3,882	1,277	(1)	498
Net unrealized appreciation (depreciation) of investments	452	957	21	(517)
Net increase (decrease) in net assets resulting from operations	4,354	2,276	24	(28)
Changes from principal transactions:				
Total unit transactions	(6,241)	(3,472)	(70)	(434)
Increase (decrease) in net assets derived from principal transactions	(6,241)	(3,472)	(70)	(434)
Total increase (decrease) in net assets	(1,887)	(1,196)	(46)	(462)
Net assets at December 31, 2014	$ 42,294	$ 21,031	$ 536	$ 2,999

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	Oppenheimer Discovery Mid Cap Growth Fund/VA
Net assets at January 1, 2013	$ 7	$ —	$ 1,878	$ 145
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	(11)	(3)
Total realized gain (loss) on investments and capital gains distributions	—	—	54	56
Net unrealized appreciation (depreciation) of investments	1	—	450	14
Net increase (decrease) in net assets resulting from operations	1	—	493	67
Changes from principal transactions:				
Total unit transactions	—	—	(340)	214
Increase (decrease) in net assets derived from principal transactions	—	—	(340)	214
Total increase (decrease) in net assets	1	—	153	281
Net assets at December 31, 2013	8	—	2,031	426
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	(11)	(3)
Total realized gain (loss) on investments and capital gains distributions	—	—	172	18
Net unrealized appreciation (depreciation) of investments	—	—	43	(12)
Net increase (decrease) in net assets resulting from operations	—	—	204	3
Changes from principal transactions:				
Total unit transactions	—	—	(197)	(236)
Increase (decrease) in net assets derived from principal transactions	—	—	(197)	(236)
Total increase (decrease) in net assets	—	—	7	(233)
Net assets at December 31, 2014	$ 8	$ —	$ 2,038	$ 193

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Oppenheimer Global Fund/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	PIMCO Real Return Portfolio - Administrative Class
Net assets at January 1, 2013	$ 19	$ 288	$ 765	$ 9,299
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1)	—	17
Total realized gain (loss) on investments and capital gains distributions	—	1	228	185
Net unrealized appreciation (depreciation) of investments	5	82	91	(816)
Net increase (decrease) in net assets resulting from operations	5	82	319	(614)
Changes from principal transactions:				
Total unit transactions	(1)	(33)	(51)	(5,097)
Increase (decrease) in net assets derived from principal transactions	(1)	(33)	(51)	(5,097)
Total increase (decrease) in net assets	4	49	268	(5,711)
Net assets at December 31, 2013	23	337	1,033	3,588
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1)	—	18
Total realized gain (loss) on investments and capital gains distributions	1	15	215	(101)
Net unrealized appreciation (depreciation) of investments	(1)	17	(103)	168
Net increase (decrease) in net assets resulting from operations	—	31	112	85
Changes from principal transactions:				
Total unit transactions	—	(30)	106	(671)
Increase (decrease) in net assets derived from principal transactions	—	(30)	106	(671)
Total increase (decrease) in net assets	—	1	218	(586)
Net assets at December 31, 2014	$ 23	$ 338	$ 1,251	$ 3,002

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I Shares	Voya Balanced Portfolio - Class I	Voya Intermediate Bond Portfolio - Class I
Net assets at January 1, 2013	$ 1,525	$ 556	$ 67,751	$ 114,638
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	26	648	2,344
Total realized gain (loss) on investments and capital gains distributions	(167)	55	(344)	2,427
Net unrealized appreciation (depreciation) of investments	124	(16)	9,776	(6,162)
Net increase (decrease) in net assets resulting from operations	(42)	65	10,080	(1,391)
Changes from principal transactions:				
Total unit transactions	(455)	13	(3,674)	(7,734)
Increase (decrease) in net assets derived from principal transactions	(455)	13	(3,674)	(7,734)
Total increase (decrease) in net assets	(497)	78	6,406	(9,125)
Net assets at December 31, 2013	1,028	634	74,157	105,513
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	39	307	2,096
Total realized gain (loss) on investments and capital gains distributions	(17)	34	416	3,131
Net unrealized appreciation (depreciation) of investments	(82)	(96)	2,751	400
Net increase (decrease) in net assets resulting from operations	(100)	(23)	3,474	5,627
Changes from principal transactions:				
Total unit transactions	(270)	543	(8,764)	(7,791)
Increase (decrease) in net assets derived from principal transactions	(270)	543	(8,764)	(7,791)
Total increase (decrease) in net assets	(370)	520	(5,290)	(2,164)
Net assets at December 31, 2014	$ 658	$ 1,154	$ 68,867	$ 103,349

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	ING American Funds Asset Allocation Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio	ING Total Return Bond Portfolio - Service Class
Net assets at January 1, 2013	$ 1,070	$ 7,848	$ 139	$ 4,363
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(28)	—	107
Total realized gain (loss) on investments and capital gains distributions	49	447	3	81
Net unrealized appreciation (depreciation) of investments	237	1,031	29	(332)
Net increase (decrease) in net assets resulting from operations	286	1,450	32	(144)
Changes from principal transactions:				
Total unit transactions	1,026	(777)	198	262
Increase (decrease) in net assets derived from principal transactions	1,026	(777)	198	262
Total increase (decrease) in net assets	1,312	673	230	118
Net assets at December 31, 2013	2,382	8,521	369	4,481
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	45	4	131
Total realized gain (loss) on investments and capital gains distributions	230	1,695	19	(276)
Net unrealized appreciation (depreciation) of investments	(274)	(2,087)	(26)	197
Net increase (decrease) in net assets resulting from operations	(28)	(347)	(3)	52
Changes from principal transactions:				
Total unit transactions	(2,354)	(8,174)	(366)	(4,533)
Increase (decrease) in net assets derived from principal transactions	(2,354)	(8,174)	(366)	(4,533)
Total increase (decrease) in net assets	(2,382)	(8,521)	(369)	(4,481)
Net assets at December 31, 2014	$ —	$ —	$ —	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Global Perspectives Portfolio - Class A	Voya Global Perspectives Portfolio - Class I	Voya Global Resources Portfolio - Service Class	Voya High Yield Portfolio - Service Class
Net assets at January 1, 2013	$ —	$ —	$ 5,085	$ 4,999
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	(3)	227
Total realized gain (loss) on investments and capital gains distributions	—	—	182	106
Net unrealized appreciation (depreciation) of investments	—	—	376	(122)
Net increase (decrease) in net assets resulting from operations	—	—	555	211
Changes from principal transactions:				
Total unit transactions	—	—	(1,263)	(769)
Increase (decrease) in net assets derived from principal transactions	—	—	(1,263)	(769)
Total increase (decrease) in net assets	—	—	(708)	(558)
Net assets at December 31, 2013	—	—	4,377	4,441
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	—	1	233
Total realized gain (loss) on investments and capital gains distributions	4	—	87	72
Net unrealized appreciation (depreciation) of investments	5	—	(724)	(295)
Net increase (decrease) in net assets resulting from operations	7	—	(636)	10
Changes from principal transactions:				
Total unit transactions	175	53	(173)	(35)
Increase (decrease) in net assets derived from principal transactions	175	53	(173)	(35)
Total increase (decrease) in net assets	182	53	(809)	(25)
Net assets at December 31, 2014	$ 182	$ 53	$ 3,568	$ 4,416

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class
Net assets at January 1, 2013	$ 37,320	$ 5,325	$ 978	$ 7,594
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(334)	81	10	(26)
Total realized gain (loss) on investments and capital gains distributions	3,778	471	65	613
Net unrealized appreciation (depreciation) of investments	14,905	1,095	273	1,568
Net increase (decrease) in net assets resulting from operations	18,349	1,647	348	2,155
Changes from principal transactions:				
Total unit transactions	59,623	912	650	(477)
Increase (decrease) in net assets derived from principal transactions	59,623	912	650	(477)
Total increase (decrease) in net assets	77,972	2,559	998	1,678
Net assets at December 31, 2013	115,292	7,884	1,976	9,272
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(992)	123	8	—
Total realized gain (loss) on investments and capital gains distributions	14,457	596	284	1,346
Net unrealized appreciation (depreciation) of investments	743	(4)	(160)	(204)
Net increase (decrease) in net assets resulting from operations	14,208	715	132	1,142
Changes from principal transactions:				
Total unit transactions	7,777	2,089	(707)	(1,323)
Increase (decrease) in net assets derived from principal transactions	7,777	2,089	(707)	(1,323)
Total increase (decrease) in net assets	21,985	2,804	(575)	(181)
Net assets at December 31, 2014	$ 137,277	$ 10,688	$ 1,401	$ 9,091

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class	Voya Retirement Moderate Portfolio - Adviser Class
Net assets at January 1, 2013	$ 1,983	$ 4,536	$ 4,529	$ 5,002
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	65	34	39	83
Total realized gain (loss) on investments and capital gains distributions	49	161	276	216
Net unrealized appreciation (depreciation) of investments	(17)	595	281	137
Net increase (decrease) in net assets resulting from operations	97	790	596	436
Changes from principal transactions:				
Total unit transactions	1,416	(131)	(785)	336
Increase (decrease) in net assets derived from principal transactions	1,416	(131)	(785)	336
Total increase (decrease) in net assets	1,513	659	(189)	772
Net assets at December 31, 2013	3,496	5,195	4,340	5,774
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	56	14	15	97
Total realized gain (loss) on investments and capital gains distributions	124	356	339	279
Net unrealized appreciation (depreciation) of investments	(28)	(177)	(189)	(154)
Net increase (decrease) in net assets resulting from operations	152	193	165	222
Changes from principal transactions:				
Total unit transactions	(655)	(897)	(826)	(745)
Increase (decrease) in net assets derived from principal transactions	(655)	(897)	(826)	(745)
Total increase (decrease) in net assets	(503)	(704)	(661)	(523)
Net assets at December 31, 2014	$ 2,993	$ 4,491	$ 3,679	$ 5,251

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya U.S. Bond Index Portfolio - Class I	Voya U.S. Stock Index Portfolio - Service Class	VY® BlackRock Health Sciences Opportunities Portfolio - Service Class	VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class
Net assets at January 1, 2013	$ 1,220	$ 70	$ 389	$ 365
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	—	(9)	(2)
Total realized gain (loss) on investments and capital gains distributions	7	4	241	23
Net unrealized appreciation (depreciation) of investments	(62)	15	89	(50)
Net increase (decrease) in net assets resulting from operations	(42)	19	321	(29)
Changes from principal transactions:				
Total unit transactions	62	(7)	799	(11)
Increase (decrease) in net assets derived from principal transactions	62	(7)	799	(11)
Total increase (decrease) in net assets	20	12	1,120	(40)
Net assets at December 31, 2013	1,240	82	1,509	325
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	14	—	(1)	2
Total realized gain (loss) on investments and capital gains distributions	(16)	14	285	(2)
Net unrealized appreciation (depreciation) of investments	63	(4)	(128)	7
Net increase (decrease) in net assets resulting from operations	61	10	156	7
Changes from principal transactions:				
Total unit transactions	124	(5)	(1,665)	(7)
Increase (decrease) in net assets derived from principal transactions	124	(5)	(1,665)	(7)
Total increase (decrease) in net assets	185	5	(1,509)	—
Net assets at December 31, 2014	$ 1,425	$ 87	$ —	$ 325

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® BlackRock Inflation Protected Bond Portfolio - Service Class	VY® BlackRock Large Cap Growth Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Service Class
Net assets at January 1, 2013	$ 5,523	$ 20,913	$ 1,906	$ 1,133
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(50)	34	91	47
Total realized gain (loss) on investments and capital gains distributions	2	(72)	202	91
Net unrealized appreciation (depreciation) of investments	(418)	6,231	(236)	(112)
Net increase (decrease) in net assets resulting from operations	(466)	6,193	57	26
Changes from principal transactions:				
Total unit transactions	(2,254)	(2,333)	(148)	(30)
Increase (decrease) in net assets derived from principal transactions	(2,254)	(2,333)	(148)	(30)
Total increase (decrease) in net assets	(2,720)	3,860	(91)	(4)
Net assets at December 31, 2013	2,803	24,773	1,815	1,129
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	79	12	(1)
Total realized gain (loss) on investments and capital gains distributions	(158)	7,471	113	94
Net unrealized appreciation (depreciation) of investments	198	(6,254)	128	34
Net increase (decrease) in net assets resulting from operations	41	1,296	253	127
Changes from principal transactions:				
Total unit transactions	(649)	(26,069)	143	(268)
Increase (decrease) in net assets derived from principal transactions	(649)	(26,069)	143	(268)
Total increase (decrease) in net assets	(608)	(24,773)	396	(141)
Net assets at December 31, 2014	$ 2,195	$ —	$ 2,211	$ 988

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® Clarion Real Estate Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Institutional Class	VY® FMR Diversified Mid Cap Portfolio - Service Class	VY® Franklin Income Portfolio - Service Class
Net assets at January 1, 2013	$ 3,041	$ 12,661	$ 1,551	$ 4,905
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	14	(77)	(7)	217
Total realized gain (loss) on investments and capital gains distributions	266	725	73	215
Net unrealized appreciation (depreciation) of investments	(235)	3,542	530	249
Net increase (decrease) in net assets resulting from operations	45	4,190	596	681
Changes from principal transactions:				
Total unit transactions	(382)	(1,493)	279	454
Increase (decrease) in net assets derived from principal transactions	(382)	(1,493)	279	454
Total increase (decrease) in net assets	(337)	2,697	875	1,135
Net assets at December 31, 2013	2,704	15,358	2,426	6,040
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	21	(119)	(13)	153
Total realized gain (loss) on investments and capital gains distributions	368	3,000	544	255
Net unrealized appreciation (depreciation) of investments	440	(2,242)	(437)	(197)
Net increase (decrease) in net assets resulting from operations	829	639	94	211
Changes from principal transactions:				
Total unit transactions	1,031	(2,617)	(552)	(60)
Increase (decrease) in net assets derived from principal transactions	1,031	(2,617)	(552)	(60)
Total increase (decrease) in net assets	1,860	(1,978)	(458)	151
Net assets at December 31, 2014	$ 4,564	$ 13,380	$ 1,968	$ 6,191

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® Franklin Mutual Shares Portfolio - Service Class	VY® Franklin Templeton Founding Strategy Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Net assets at January 1, 2013	$ 1,317	$ 284	$ 729	$ 5,881
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(1)	4	(8)
Total realized gain (loss) on investments and capital gains distributions	78	18	141	160
Net unrealized appreciation (depreciation) of investments	263	11	107	(525)
Net increase (decrease) in net assets resulting from operations	339	28	252	(373)
Changes from principal transactions:				
Total unit transactions	(11)	(194)	99	(985)
Increase (decrease) in net assets derived from principal transactions	(11)	(194)	99	(985)
Total increase (decrease) in net assets	328	(166)	351	(1,358)
Net assets at December 31, 2013	1,645	118	1,080	4,523
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	2	2	12
Total realized gain (loss) on investments and capital gains distributions	106	16	181	(214)
Net unrealized appreciation (depreciation) of investments	5	(16)	(90)	150
Net increase (decrease) in net assets resulting from operations	109	2	93	(52)
Changes from principal transactions:				
Total unit transactions	182	92	(132)	(2,109)
Increase (decrease) in net assets derived from principal transactions	182	92	(132)	(2,109)
Total increase (decrease) in net assets	291	94	(39)	(2,161)
Net assets at December 31, 2014	$ 1,936	$ 212	$ 1,041	$ 2,362

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® Marsico Growth Portfolio - Service Class
Net assets at January 1, 2013	$ 7,616	$ 2,220	$ 207	$ 930
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(8)	—	(3)
Total realized gain (loss) on investments and capital gains distributions	113	317	22	98
Net unrealized appreciation (depreciation) of investments	(551)	538	122	232
Net increase (decrease) in net assets resulting from operations	(439)	847	144	327
Changes from principal transactions:				
Total unit transactions	(896)	40	398	(1)
Increase (decrease) in net assets derived from principal transactions	(896)	40	398	(1)
Total increase (decrease) in net assets	(1,335)	887	542	326
Net assets at December 31, 2013	6,281	3,107	749	1,256
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	(20)	(4)	(8)
Total realized gain (loss) on investments and capital gains distributions	338	513	119	373
Net unrealized appreciation (depreciation) of investments	(367)	(278)	(44)	(322)
Net increase (decrease) in net assets resulting from operations	(21)	215	71	43
Changes from principal transactions:				
Total unit transactions	1,485	(128)	271	(1,299)
Increase (decrease) in net assets derived from principal transactions	1,485	(128)	271	(1,299)
Total increase (decrease) in net assets	1,464	87	342	(1,256)
Net assets at December 31, 2014	$ 7,745	$ 3,194	$ 1,091	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® MFS Total Return Portfolio - Institutional Class	VY® MFS Total Return Portfolio - Service Class	VY® MFS Utilities Portfolio - Service Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class
Net assets at January 1, 2013	$ 30,011	$ 970	$ 2,323	$ 15,801
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	338	12	26	46
Total realized gain (loss) on investments and capital gains distributions	(160)	60	140	2,213
Net unrealized appreciation (depreciation) of investments	4,763	108	243	1,317
Net increase (decrease) in net assets resulting from operations	4,941	180	409	3,576
Changes from principal transactions:				
Total unit transactions	(4,471)	244	(240)	3,349
Increase (decrease) in net assets derived from principal transactions	(4,471)	244	(240)	3,349
Total increase (decrease) in net assets	470	424	169	6,925
Net assets at December 31, 2013	30,481	1,394	2,492	22,726
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	778	35	47	129
Total realized gain (loss) on investments and capital gains distributions	6,413	288	857	3,111
Net unrealized appreciation (depreciation) of investments	(5,758)	(251)	(523)	(673)
Net increase (decrease) in net assets resulting from operations	1,433	72	381	2,567
Changes from principal transactions:				
Total unit transactions	(31,914)	(1,466)	(2,873)	1,141
Increase (decrease) in net assets derived from principal transactions	(31,914)	(1,466)	(2,873)	1,141
Total increase (decrease) in net assets	(30,481)	(1,394)	(2,492)	3,708
Net assets at December 31, 2014	$ —	$ —	$ —	$ 26,434

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service Class	Voya Money Market Portfolio - Class I
Net assets at January 1, 2013	$ 5,210	$ 3,179	$ 349	$ 68,966
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	40	(4)	1	(717)
Total realized gain (loss) on investments and capital gains distributions	526	(7)	34	11
Net unrealized appreciation (depreciation) of investments	1,003	383	70	—
Net increase (decrease) in net assets resulting from operations	1,569	372	105	(706)
Changes from principal transactions:				
Total unit transactions	76	(438)	108	(15,551)
Increase (decrease) in net assets derived from principal transactions	76	(438)	108	(15,551)
Total increase (decrease) in net assets	1,645	(66)	213	(16,257)
Net assets at December 31, 2013	6,855	3,113	562	52,709
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	49	(1)	—	(613)
Total realized gain (loss) on investments and capital gains distributions	971	53	66	8
Net unrealized appreciation (depreciation) of investments	(621)	(101)	(84)	—
Net increase (decrease) in net assets resulting from operations	399	(49)	(18)	(605)
Changes from principal transactions:				
Total unit transactions	(1,289)	(478)	(88)	(4,732)
Increase (decrease) in net assets derived from principal transactions	(1,289)	(478)	(88)	(4,732)
Total increase (decrease) in net assets	(890)	(527)	(106)	(5,337)
Net assets at December 31, 2014	$ 5,965	$ 2,586	$ 456	$ 47,372

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Money Market Portfolio - Class S	Voya Aggregate Bond Portfolio - Service Class	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class
Net assets at January 1, 2013	$ 74	$ 13,448	$ 34,048	$ 137
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	254	256	1
Total realized gain (loss) on investments and capital gains distributions	—	197	625	—
Net unrealized appreciation (depreciation) of investments	—	(801)	(2,564)	(7)
Net increase (decrease) in net assets resulting from operations	(1)	(350)	(1,683)	(6)
Changes from principal transactions:				
Total unit transactions	4	(3,769)	(5,911)	(36)
Increase (decrease) in net assets derived from principal transactions	4	(3,769)	(5,911)	(36)
Total increase (decrease) in net assets	3	(4,119)	(7,594)	(42)
Net assets at December 31, 2013	77	9,329	26,454	95
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	80	(100)	(1)
Total realized gain (loss) on investments and capital gains distributions	—	(25)	456	(2)
Net unrealized appreciation (depreciation) of investments	—	323	(460)	2
Net increase (decrease) in net assets resulting from operations	—	378	(104)	(1)
Changes from principal transactions:				
Total unit transactions	(32)	(830)	(3,843)	(15)
Increase (decrease) in net assets derived from principal transactions	(32)	(830)	(3,843)	(15)
Total increase (decrease) in net assets	(32)	(452)	(3,947)	(16)
Net assets at December 31, 2014	$ 45	$ 8,877	$ 22,507	$ 79

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Solution 2015 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service Class
Net assets at January 1, 2013	$ 2,108	$ 2,664	$ 4,430	$ 1,784
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	56	43	58	19
Total realized gain (loss) on investments and capital gains distributions	58	48	51	53
Net unrealized appreciation (depreciation) of investments	83	343	830	383
Net increase (decrease) in net assets resulting from operations	197	434	939	455
Changes from principal transactions:				
Total unit transactions	516	352	793	500
Increase (decrease) in net assets derived from principal transactions	516	352	793	500
Total increase (decrease) in net assets	713	786	1,732	955
Net assets at December 31, 2013	2,821	3,450	6,162	2,739
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	49	45	78	30
Total realized gain (loss) on investments and capital gains distributions	81	449	764	366
Net unrealized appreciation (depreciation) of investments	4	(318)	(527)	(237)
Net increase (decrease) in net assets resulting from operations	134	176	315	159
Changes from principal transactions:				
Total unit transactions	152	283	417	376
Increase (decrease) in net assets derived from principal transactions	152	283	417	376
Total increase (decrease) in net assets	286	459	732	535
Net assets at December 31, 2014	$ 3,107	$ 3,909	$ 6,894	$ 3,274

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Solution Income Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class
Net assets at January 1, 2013	$ 1,197	$ 1,878	$ 4,561	$ 2,062
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	27	10	15	8
Total realized gain (loss) on investments and capital gains distributions	14	197	906	244
Net unrealized appreciation (depreciation) of investments	26	419	971	411
Net increase (decrease) in net assets resulting from operations	67	626	1,892	663
Changes from principal transactions:				
Total unit transactions	(137)	265	1,095	(113)
Increase (decrease) in net assets derived from principal transactions	(137)	265	1,095	(113)
Total increase (decrease) in net assets	(70)	891	2,987	550
Net assets at December 31, 2013	1,127	2,769	7,548	2,612
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	17	(67)	(7)
Total realized gain (loss) on investments and capital gains distributions	24	515	1,246	593
Net unrealized appreciation (depreciation) of investments	14	(208)	(998)	(312)
Net increase (decrease) in net assets resulting from operations	57	324	181	274
Changes from principal transactions:				
Total unit transactions	(85)	97	(1,426)	(413)
Increase (decrease) in net assets derived from principal transactions	(85)	97	(1,426)	(413)
Total increase (decrease) in net assets	(28)	421	(1,245)	(139)
Net assets at December 31, 2014	$ 1,099	$ 3,190	$ 6,303	$ 2,473

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2013	$ 419	$ 862	$ 47,507	$ 2,176
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	94	(7)
Total realized gain (loss) on investments and capital gains distributions	53	83	824	151
Net unrealized appreciation (depreciation) of investments	114	218	9,737	553
Net increase (decrease) in net assets resulting from operations	167	301	10,655	697
Changes from principal transactions:				
Total unit transactions	35	126	(5,186)	345
Increase (decrease) in net assets derived from principal transactions	35	126	(5,186)	345
Total increase (decrease) in net assets	202	427	5,469	1,042
Net assets at December 31, 2013	621	1,289	52,976	3,218
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	17	441	2
Total realized gain (loss) on investments and capital gains distributions	62	186	4,734	408
Net unrealized appreciation (depreciation) of investments	(37)	(100)	(761)	67
Net increase (decrease) in net assets resulting from operations	20	103	4,414	477
Changes from principal transactions:				
Total unit transactions	42	67	23,475	182
Increase (decrease) in net assets derived from principal transactions	42	67	23,475	182
Total increase (decrease) in net assets	62	170	27,889	659
Net assets at December 31, 2014	$ 683	$ 1,459	$ 80,865	$ 3,877

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class
Net assets at January 1, 2013	$ 77,309	$ 17,097	$ 41,061	$ 29,888
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	123	654	(392)	(406)
Total realized gain (loss) on investments and capital gains distributions	4,413	1,869	2,391	1,959
Net unrealized appreciation (depreciation) of investments	14,034	(689)	10,891	9,105
Net increase (decrease) in net assets resulting from operations	18,570	1,834	12,890	10,658
Changes from principal transactions:				
Total unit transactions	(12,070)	(943)	(5,554)	(2,867)
Increase (decrease) in net assets derived from principal transactions	(12,070)	(943)	(5,554)	(2,867)
Total increase (decrease) in net assets	6,500	891	7,336	7,791
Net assets at December 31, 2013	83,809	17,988	48,397	37,679
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(38)	640	(423)	(453)
Total realized gain (loss) on investments and capital gains distributions	5,888	875	5,393	4,766
Net unrealized appreciation (depreciation) of investments	(4,959)	(1,564)	(346)	(1,763)
Net increase (decrease) in net assets resulting from operations	891	(49)	4,624	2,550
Changes from principal transactions:				
Total unit transactions	(11,919)	(2,059)	(6,499)	(3,179)
Increase (decrease) in net assets derived from principal transactions	(11,919)	(2,059)	(6,499)	(3,179)
Total increase (decrease) in net assets	(11,028)	(2,108)	(1,875)	(629)
Net assets at December 31, 2014	$ 72,781	$ 15,880	$ 46,522	$ 37,050

The accompanying notes are an integral part of these financial statements.

74

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® Templeton Foreign Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I
Net assets at January 1, 2013	$ 17,443	$ 6,993	$ 7,948	$ 9,615
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	61	90	45	83
Total realized gain (loss) on investments and capital gains distributions	(366)	117	(88)	(308)
Net unrealized appreciation (depreciation) of investments	3,309	519	1,719	1,644
Net increase (decrease) in net assets resulting from operations	3,004	726	1,676	1,419
Changes from principal transactions:				
Total unit transactions	(2,910)	(214)	106	(810)
Increase (decrease) in net assets derived from principal transactions	(2,910)	(214)	106	(810)
Total increase (decrease) in net assets	94	512	1,782	609
Net assets at December 31, 2013	17,537	7,505	9,730	10,224
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	217	94	97	116
Total realized gain (loss) on investments and capital gains distributions	305	570	242	76
Net unrealized appreciation (depreciation) of investments	(1,741)	(298)	180	345
Net increase (decrease) in net assets resulting from operations	(1,219)	366	519	537
Changes from principal transactions:				
Total unit transactions	(1,480)	(1,289)	(875)	(1,145)
Increase (decrease) in net assets derived from principal transactions	(1,480)	(1,289)	(875)	(1,145)
Total increase (decrease) in net assets	(2,699)	(923)	(356)	(608)
Net assets at December 31, 2014	$ 14,838	$ 6,582	$ 9,374	$ 9,616

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya GET U.S. Core Portfolio - Series 14	Voya Emerging Markets Index Portfolio - Class I
Net assets at January 1, 2013	$ 1,591	$ 198,559	$ 6,018	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	451	69	—
Total realized gain (loss) on investments and capital gains distributions	40	17,746	(50)	—
Net unrealized appreciation (depreciation) of investments	397	40,044	(124)	—
Net increase (decrease) in net assets resulting from operations	430	58,241	(105)	—
Changes from principal transactions:				
Total unit transactions	(175)	(7,989)	(1,006)	—
Increase (decrease) in net assets derived from principal transactions	(175)	(7,989)	(1,006)	—
Total increase (decrease) in net assets	255	50,252	(1,111)	—
Net assets at December 31, 2013	1,846	248,811	4,907	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	1,981	115	—
Total realized gain (loss) on investments and capital gains distributions	270	40,857	(379)	—
Net unrealized appreciation (depreciation) of investments	(121)	(20,731)	221	—
Net increase (decrease) in net assets resulting from operations	154	22,107	(43)	—
Changes from principal transactions:				
Total unit transactions	(186)	(26,308)	(4,864)	2
Increase (decrease) in net assets derived from principal transactions	(186)	(26,308)	(4,864)	2
Total increase (decrease) in net assets	(32)	(4,201)	(4,907)	2
Net assets at December 31, 2014	$ 1,814	$ 244,610	$ —	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Euro STOXX 50® Index Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I
Net assets at January 1, 2013	$ 40	$ 62,530	$ 9,658	$ 3,348
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	448	27	3
Total realized gain (loss) on investments and capital gains distributions	1	916	949	81
Net unrealized appreciation (depreciation) of investments	7	16,894	2,152	1,278
Net increase (decrease) in net assets resulting from operations	10	18,258	3,128	1,362
Changes from principal transactions:				
Total unit transactions	(4)	(9,517)	(4,435)	(129)
Increase (decrease) in net assets derived from principal transactions	(4)	(9,517)	(4,435)	(129)
Total increase (decrease) in net assets	6	8,741	(1,307)	1,233
Net assets at December 31, 2013	46	71,271	8,351	4,581
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	223	—	(11)
Total realized gain (loss) on investments and capital gains distributions	1	4,232	1,041	431
Net unrealized appreciation (depreciation) of investments	(6)	3,564	(371)	(235)
Net increase (decrease) in net assets resulting from operations	(3)	8,019	670	185
Changes from principal transactions:				
Total unit transactions	3	(10,318)	(1,115)	(573)
Increase (decrease) in net assets derived from principal transactions	3	(10,318)	(1,115)	(573)
Total increase (decrease) in net assets	—	(2,299)	(445)	(388)
Net assets at December 31, 2014	$ 46	$ 68,972	$ 7,906	$ 4,193

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I
Net assets at January 1, 2013	$ 7,856	$ 16	$ 25,455	$ 14,334
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	92	(1)	53	57
Total realized gain (loss) on investments and capital gains distributions	250	1	2,109	1,153
Net unrealized appreciation (depreciation) of investments	1,153	17	4,990	2,993
Net increase (decrease) in net assets resulting from operations	1,495	17	7,152	4,203
Changes from principal transactions:				
Total unit transactions	(652)	101	(3,872)	(1,114)
Increase (decrease) in net assets derived from principal transactions	(652)	101	(3,872)	(1,114)
Total increase (decrease) in net assets	843	118	3,280	3,089
Net assets at December 31, 2013	8,699	134	28,735	17,423
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(40)	(1)	12	60
Total realized gain (loss) on investments and capital gains distributions	702	4	2,726	1,637
Net unrealized appreciation (depreciation) of investments	(1,526)	(11)	317	197
Net increase (decrease) in net assets resulting from operations	(864)	(8)	3,055	1,894
Changes from principal transactions:				
Total unit transactions	6,174	(15)	(3,723)	(1,326)
Increase (decrease) in net assets derived from principal transactions	6,174	(15)	(3,723)	(1,326)
Total increase (decrease) in net assets	5,310	(23)	(668)	568
Net assets at December 31, 2014	$ 14,009	$ 111	$ 28,067	$ 17,991

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I
Net assets at January 1, 2013	$ 7,317	$ 1,276	$ 795	$ 667
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	41	1	(1)	1
Total realized gain (loss) on investments and capital gains distributions	748	95	26	51
Net unrealized appreciation (depreciation) of investments	1,251	263	248	137
Net increase (decrease) in net assets resulting from operations	2,040	359	273	189
Changes from principal transactions:				
Total unit transactions	(1,619)	(118)	12	(67)
Increase (decrease) in net assets derived from principal transactions	(1,619)	(118)	12	(67)
Total increase (decrease) in net assets	421	241	285	122
Net assets at December 31, 2013	7,738	1,517	1,080	789
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	33	—	(9)	—
Total realized gain (loss) on investments and capital gains distributions	930	197	12	87
Net unrealized appreciation (depreciation) of investments	(180)	(26)	120	36
Net increase (decrease) in net assets resulting from operations	783	171	123	123
Changes from principal transactions:				
Total unit transactions	(1,363)	129	392	670
Increase (decrease) in net assets derived from principal transactions	(1,363)	129	392	670
Total increase (decrease) in net assets	(580)	300	515	793
Net assets at December 31, 2014	$ 7,158	$ 1,817	$ 1,595	$ 1,582

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya International Value Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I
Net assets at January 1, 2013	$ 831	$ 25,858	$ 1,399	$ 1,899
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	(190)	24	(57)
Total realized gain (loss) on investments and capital gains distributions	83	2,893	50	563
Net unrealized appreciation (depreciation) of investments	229	6,047	190	866
Net increase (decrease) in net assets resulting from operations	317	8,750	264	1,372
Changes from principal transactions:				
Total unit transactions	(66)	(3,995)	(143)	3,508
Increase (decrease) in net assets derived from principal transactions	(66)	(3,995)	(143)	3,508
Total increase (decrease) in net assets	251	4,755	121	4,880
Net assets at December 31, 2013	1,082	30,613	1,520	6,779
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(224)	33	(35)
Total realized gain (loss) on investments and capital gains distributions	101	4,182	88	1,120
Net unrealized appreciation (depreciation) of investments	(43)	(2,642)	(209)	(646)
Net increase (decrease) in net assets resulting from operations	60	1,316	(88)	439
Changes from principal transactions:				
Total unit transactions	305	(4,642)	48	(1,250)
Increase (decrease) in net assets derived from principal transactions	305	(4,642)	48	(1,250)
Total increase (decrease) in net assets	365	(3,326)	(40)	(811)
Net assets at December 31, 2014	$ 1,447	$ 27,287	$ 1,480	$ 5,968

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S	Wanger International
Net assets at January 1, 2013	$ 3,372	$ 898	$ 2,297	$ 1,742
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(44)	(9)	(33)	40
Total realized gain (loss) on investments and capital gains distributions	563	98	390	129
Net unrealized appreciation (depreciation) of investments	459	234	474	250
Net increase (decrease) in net assets resulting from operations	978	323	831	419
Changes from principal transactions:				
Total unit transactions	(545)	(25)	(155)	426
Increase (decrease) in net assets derived from principal transactions	(545)	(25)	(155)	426
Total increase (decrease) in net assets	433	298	676	845
Net assets at December 31, 2013	3,805	1,196	2,973	2,587
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(27)	(9)	(32)	17
Total realized gain (loss) on investments and capital gains distributions	932	332	540	224
Net unrealized appreciation (depreciation) of investments	(696)	(242)	(411)	(375)
Net increase (decrease) in net assets resulting from operations	209	81	97	(134)
Changes from principal transactions:				
Total unit transactions	(906)	(102)	(511)	(32)
Increase (decrease) in net assets derived from principal transactions	(906)	(102)	(511)	(32)
Total increase (decrease) in net assets	(697)	(21)	(414)	(166)
Net assets at December 31, 2014	$ 3,108	$ 1,175	$ 2,559	$ 2,421

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Wanger Select	Wanger USA
Net assets at January 1, 2013	$ 2,636	$ 880
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(14)	(8)
Total realized gain (loss) on investments and capital gains distributions	274	107
Net unrealized appreciation (depreciation) of investments	529	193
Net increase (decrease) in net assets resulting from operations	789	292
Changes from principal transactions:		
Total unit transactions	(541)	75
Increase (decrease) in net assets derived from principal transactions	(541)	75
Total increase (decrease) in net assets	248	367
Net assets at December 31, 2013	2,884	1,247
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(18)	(9)
Total realized gain (loss) on investments and capital gains distributions	482	221
Net unrealized appreciation (depreciation) of investments	(392)	(185)
Net increase (decrease) in net assets resulting from operations	72	27
Changes from principal transactions:		
Total unit transactions	(186)	(261)
Increase (decrease) in net assets derived from principal transactions	(186)	(261)
Total increase (decrease) in net assets	(114)	(234)
Net assets at December 31, 2014	$ 2,770	$ 1,013

The accompanying notes are an integral part of these financial statements.

1. **Organization**

   Variable Annuity Account B of Voya Retirement Insurance and Annuity Company, (the "Account") was established by Voya Retirement Insurance and Annuity Company ("VRIAC" or the "Company"), which changed its name from ING Life Insurance and Annuity Company on September 1, 2014, to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. (name changed from ING U.S., Inc.) ("Voya Financial"), a holding company domiciled in the State of Delaware.

   In 2009, ING Groep N.V. ("ING") announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management, and insurance operations. On May 2, 2013, the common stock of Voya Financial began trading on the New York Stock Exchange under the symbol "VOYA". On May 7, 2013 and May 31, 2013, Voya Financial completed its initial public offering of common stock, including the issuance and sale by Voya Financial of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING and previously the sole stockholder of Voya Financial, of 44,201,773 shares of outstanding common stock of Voya Financial (collectively, "the IPO"). On September 30, 2013, ING International transferred all of its shares of Voya Financial common stock to ING.

   On October 29, 2013, ING completed a sale of 37,950,000 shares of common stock of Voya Financial in a registered public offering ("Secondary Offering"), reducing ING's ownership of Voya Financial to 57%.

   On March 25, 2014, ING completed a sale of 30,475,000 shares of common stock of Voya Financial in a registered public offering (the "March 2014 Offering"). Also on March 25, 2014, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 7,255,853 shares of its common stock from ING (the "March 2014 Direct Share Repurchase") (the March 2014 Offering and the March 2014 Direct Share Repurchase collectively, the "March 2014 Transactions"). Upon completion of the March 2014 Transactions, ING's ownership of Voya Financial was reduced to approximately 43%.

   On September 8, 2014, ING completed a sale of 22,277,993 shares of common stock of Voya Financial in a registered public offering (the "September 2014 Offering"). Also on September 8, 2014, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 7,722,007 shares of its common stock from ING (the "September 2014 Direct Share Repurchase") (the September 2014 Offering and the September 2014 Direct Share Repurchase collectively, the "September 2014 Transactions"). Upon Completion of the September 2014 Transactions, ING's ownership of Voya Financial was reduced to 32.5%.

   On November 18, 2014, ING completed a sale of 30,030,013 shares of common stock of Voya Financial in a registered public offering (the "November 2014 Offering"). Also on November 18, 2014, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 4,469,987 shares of its common stock from ING (the "November 2014 Direct Share Repurchase") (the November 2014 Offering and the November 2014 Direct Share

Repurchase collectively, the "November 2014 Transactions"). Upon completion of the November 2014 Transactions, ING's ownership of Voya Financial was reduced to 19%.

On March 9, 2015, ING completed a sale of 32,018,100 shares of common stock of Voya Financial in a registered public offering (the "March 2015 Offering"). Also on March 9, 2015, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 13,599,274 shares of its common stock from ING (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya Financial common stock. ING continues to hold warrants to purchase up to 26,050,846 shares of Voya Financial common stock at an exercise price of $48.75, in each case subject to adjustments. As a result of the completion of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya Financial together with its subsidiaries, by the end of 2016.

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. The Account is exclusively for use with Contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended. VRIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business VRIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VRIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VRIAC.

At December 31, 2014, the Account had 115 investment divisions (the "Divisions"), 82 of which invest in independently managed mutual funds and 33 of which invest in mutual funds managed by affiliates, either Directed Services LLC ("DSL") or Voya Investments, LLC ("VIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). All "ING" branded Trusts and Funds, excluding the "ING" branded Funds listed in the closed Division table, were rebranded with "Voya" or "VY" as of May 1, 2014.

Investment Divisions with asset balances at December 31, 2014 and related Trusts are as follows:

AIM Variable Insurance Funds:
Invesco V.I. American Franchise Fund - Series I Shares
Invesco V.I. Core Equity Fund - Series I Shares

American Funds Insurance Series®:
American Funds Insurance Series® Growth Fund - Class 2
American Funds Insurance Series® Growth-Income Fund - Class 2
American Funds Insurance Series® International Fund - Class 2

Calvert Variable Series, Inc.:
Calvert VP SRI Balanced Portfolio

Federated Insurance Series:
Federated Fund for U.S. Government Securities II - Primary Shares
Federated High Income Bond Fund II - Primary Shares
Federated Kaufmann Fund II - Primary Shares
Federated Managed Tail Risk Fund II - Primary Shares
Federated Managed Volatility Fund II
Federated Prime Money Fund II - Primary Shares

Fidelity® Variable Insurance Products:
Fidelity® VIP Equity-Income Portfolio - Initial Class

Fidelity® Variable Insurance Products (continued):
Fidelity® VIP Growth Portfolio - Initial Class
Fidelity® VIP High Income Portfolio - Initial Class
Fidelity® VIP Overseas Portfolio - Initial Class

Fidelity® Variable Insurance Products II:
Fidelity® VIP Contrafund® Portfolio - Initial Class
Fidelity® VIP Index 500 Portfolio - Initial Class

Fidelity® Variable Insurance Products V:
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class

Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value VIP Fund - Class 2

Janus Aspen Series:
Janus Aspen Series Balanced Portfolio - Institutional Shares
Janus Aspen Series Enterprise Portfolio - Institutional Shares

Lord Abbett Series Fund, Inc.:
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC

Oppenheimer Variable Account Funds:
Oppenheimer Discovery Mid Cap Growth Fund/VA
Oppenheimer Global Fund/VA
Oppenheimer Main Street Fund®/VA
Oppenheimer Main Street Small Cap Fund®/VA

PIMCO Variable Insurance Trust:
PIMCO Real Return Portfolio - Administrative Class

Pioneer Variable Contracts Trust:
Pioneer Emerging Markets VCT Portfolio - Class I
Pioneer High Yield VCT Portfolio - Class I Shares

Voya Balanced Portfolio, Inc.:
Voya Balanced Portfolio - Class I

Voya Intermediate Bond Portfolio:
Voya Intermediate Bond Portfolio - Class I

Voya Investors Trust:
Voya Global Perspectives Portfolio - Class A
Voya Global Perspectives Portfolio - Class I
Voya Global Resources Portfolio - Service Class
Voya High Yield Portfolio - Service Class
Voya Large Cap Growth Portfolio - Institutional Class
Voya Large Cap Value Portfolio - Institutional Class
Voya Large Cap Value Portfolio - Service Class
Voya Multi-Manager Large Cap Core Portfolio - Institutional
    Class
Voya Retirement Conservative Portfolio - Adviser Class
Voya Retirement Growth Portfolio - Adviser Class
Voya Retirement Moderate Growth Portfolio - Adviser Class
Voya Retirement Moderate Portfolio - Adviser Class
Voya U.S. Stock Index Portfolio - Service Class
VY® BlackRock Inflation Protected Bond Portfolio -
    Institutional Class
VY® BlackRock Inflation Protected Bond Portfolio - Service
    Class
VY® Clarion Global Real Estate Portfolio - Institutional Class

Voya Investors Trust (continued):
VY® Clarion Global Real Estate Portfolio - Service Class
VY® Clarion Real Estate Portfolio - Service Class
VY® FMR Diversified Mid Cap Portfolio - Institutional Class
VY® FMR Diversified Mid Cap Portfolio - Service Class
VY® Franklin Income Portfolio - Service Class
VY® Franklin Mutual Shares Portfolio - Service Class
VY® Franklin Templeton Founding Strategy Portfolio - Service
    Class
VY® Invesco Growth and Income Portfolio - Service Class
VY® JPMorgan Emerging Markets Equity Portfolio -
    Institutional Class
VY® JPMorgan Emerging Markets Equity Portfolio - Service
    Class
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional
    Class
VY® JPMorgan Small Cap Core Equity Portfolio - Service
    Class
VY® T. Rowe Price Capital Appreciation Portfolio - Service
    Class
VY® T. Rowe Price Equity Income Portfolio - Service Class
VY® T. Rowe Price International Stock Portfolio - Service
    Class
VY® Templeton Global Growth Portfolio - Service Class

Voya Money Market Portfolio:
Voya Money Market Portfolio - Class I
Voya Money Market Portfolio - Class S

Voya Partners, Inc.:
Voya Aggregate Bond Portfolio - Service Class
Voya Global Bond Portfolio - Initial Class
Voya Global Bond Portfolio - Service Class
Voya Solution 2015 Portfolio - Service Class
Voya Solution 2025 Portfolio - Service Class
Voya Solution 2035 Portfolio - Service Class
Voya Solution 2045 Portfolio - Service Class
Voya Solution Income Portfolio - Service Class
VY® American Century Small-Mid Cap Value Portfolio -
    Service Class
VY® Baron Growth Portfolio - Service Class
VY® Columbia Contrarian Core Portfolio - Service Class
VY® Columbia Small Cap Value II Portfolio - Service Class
VY® Invesco Comstock Portfolio - Service Class
VY® Invesco Equity and Income Portfolio - Initial Class
VY® JPMorgan Mid Cap Value Portfolio - Service Class
VY® Oppenheimer Global Portfolio - Initial Class
VY® Pioneer High Yield Portfolio - Initial Class
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio -
    Initial Class
VY® T. Rowe Price Growth Equity Portfolio - Initial Class
VY® Templeton Foreign Equity Portfolio - Initial Class

Voya Strategic Allocation Portfolios, Inc.:
  Voya Strategic Allocation Conservative Portfolio - Class I
  Voya Strategic Allocation Growth Portfolio - Class I
  Voya Strategic Allocation Moderate Portfolio - Class I
Voya Variable Funds:
  Voya Growth and Income Portfolio - Class A
  Voya Growth and Income Portfolio - Class I
Voya Variable Portfolios, Inc.:
  Voya Emerging Markets Index Portfolio - Class I
  Voya Euro STOXX 50® Index Portfolio - Class I
  Voya Index Plus LargeCap Portfolio - Class I
  Voya Index Plus MidCap Portfolio - Class I
  Voya Index Plus SmallCap Portfolio - Class I
  Voya International Index Portfolio - Class I
  Voya International Index Portfolio - Class S
  Voya Russell™ Large Cap Growth Index Portfolio - Class I
  Voya Russell™ Large Cap Index Portfolio - Class I
  Voya Russell™ Large Cap Value Index Portfolio - Class I

Voya Variable Portfolios, Inc. (continued):
  Voya Russell™ Large Cap Value Index Portfolio - Class S
  Voya Russell™ Mid Cap Growth Index Portfolio - Class S
  Voya Russell™ Mid Cap Index Portfolio - Class I
  Voya Russell™ Small Cap Index Portfolio - Class I
  Voya Small Company Portfolio - Class I
  Voya U.S. Bond Index Portfolio - Class I
Voya Variable Products Trust:
  Voya International Value Portfolio - Class I
  Voya MidCap Opportunities Portfolio - Class I
  Voya MidCap Opportunities Portfolio - Class S
  Voya SmallCap Opportunities Portfolio - Class I
  Voya SmallCap Opportunities Portfolio - Class S
Wanger Advisors Trust:
  Wanger International
  Wanger Select
  Wanger USA

The names of certain Trusts and Divisions were changed during 2014. The following is a summary of current and former names for those Trusts and Divisions excluding any names changes associated with rebranding from the "ING" brand to the new Voya brand:

Current Name	Former Name
Franklin Templeton Variable Insurance Products Trust:	**Franklin Templeton Variable Insurance Products Trust:**
Franklin Small Cap Value VIP Fund - Class 2	Franklin Small Cap Value Securities Fund - Class 2
Voya Investors Trust:	**ING Investors Trust:**
ING Total Return Bond Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class
Voya High Yield Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class
Voya Partners, Inc.:	**ING Partners, Inc.:**
Voya Aggregate Bond Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class

During 2014, the following Divisions were closed to contract owners:

Voya Investors Trust:
  ING American Funds Asset Allocation Portfolio
  ING American Funds International Portfolio
  ING American Funds World Allocation Portfolio
  ING Total Return Bond Portfolio - Service Class
  VY® BlackRock Health Sciences Opportunities Portfolio - Service Class
  VY® BlackRock Large Cap Growth Portfolio - Institutional Class
  VY® Marsico Growth Portfolio - Service Class
  VY® MFS Total Return Portfolio - Institutional Class
  VY® MFS Total Return Portfolio - Service Class
  VY® MFS Utilities Portfolio - Service Class
Voya Variable Insurance Trust:
  Voya GET U.S. Core Portfolio - Series 14

2. **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of VRIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VRIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 0.0% to 5.0%. The mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, VRIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VRIAC. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VRIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VRIAC).

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2014 and for the years ended December 31, 2014 and 2013, were issued.

3. **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2014 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2014. The Account had no financial liabilities as of December 31, 2014.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets;
b) Quoted prices for identical or similar assets or liabilities in non-active markets;
c) Inputs other than quoted market prices that are observable; and
d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. Charges and Fees

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover VRIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

VRIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at an annual rate of 0.15% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $80 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

Other Contract Charges

Under the Fixed/Variable Premium Immediate Annuity contract, an additional annual charge of 2.00% is deducted daily from the accumulation values for contract owners who select the Guaranteed Minimum Income feature and Minimum Guaranteed Withdrawal Benefit. These charges are assessed through the redemption of units.

For Deferred Variable Annuity contracts an additional annual charge of up to 0.50% is deducted daily from the accumulation value for amounts invested in the Voya GET U.S. Core Portfolio Funds. In addition, an annual charge of up to 0.50% is deducted daily from the accumulation values for contract owners who select the Premium Bonus Option feature. These charges are assessed through a reduction in unit values.

Fees Waived by VRIAC

Certain charges and fees for various types of Contracts may be waived by VRIAC. VRIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5. **Related Party Transactions**

During the year ended December 31, 2014, management fees were paid to DSL, an affiliate of the Company, in its capacity as investment adviser to Voya Investors Trust and Voya Partners, Inc. The Trusts' advisory agreement provided for fees at annual rates up to 1.25% of the average net assets of each respective Fund.

Management fees were also paid to VIL, an affiliate of the Company, in its capacity as investment adviser to the Voya Balanced Portfolio, Inc., Voya Intermediate Bond Portfolio, Voya Money Market Portfolio, Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreement provided for a fee at annual rates ranging from 0.10% to 0.80% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2014 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Variable Insurance Funds:		
Invesco V.I. American Franchise Fund - Series I Shares	$ 276	$ 231
Invesco V.I. Core Equity Fund - Series I Shares	110	353
American Funds Insurance Series®:		
American Funds Insurance Series® Growth Fund - Class 2	90	1
American Funds Insurance Series® Growth-Income Fund - Class 2	71	42
American Funds Insurance Series® International Fund - Class 2	11	—
Calvert Variable Series, Inc.:		
Calvert VP SRI Balanced Portfolio	543	225
Federated Insurance Series:		
Federated Fund for U.S. Government Securities II - Primary Shares	53	143
Federated High Income Bond Fund II - Primary Shares	287	437
Federated Kaufmann Fund II - Primary Shares	219	411
Federated Managed Tail Risk Fund II - Primary Shares	913	1,033
Federated Managed Volatility Fund II	325	466
Federated Prime Money Fund II - Primary Shares	66	148
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	3,213	9,919
Fidelity® VIP Growth Portfolio - Initial Class	2,008	1,693
Fidelity® VIP High Income Portfolio - Initial Class	14	32
Fidelity® VIP Overseas Portfolio - Initial Class	484	911
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Initial Class	3,341	8,738
Fidelity® VIP Index 500 Portfolio - Initial Class	637	4,050
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	12	77
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value VIP Fund - Class 2	542	749
Janus Aspen Series:		
Janus Aspen Series Balanced Portfolio - Institutional Shares	—	—
Janus Aspen Series Enterprise Portfolio - Institutional Shares	—	—
Lord Abbett Series Fund, Inc.:		
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	127	335
Oppenheimer Variable Account Funds:		
Oppenheimer Discovery Mid Cap Growth Fund/VA	324	562
Oppenheimer Global Fund/VA	1	—
Oppenheimer Main Street Fund®/VA	12	35
Oppenheimer Main Street Small Cap Fund®/VA	446	199
PIMCO Variable Insurance Trust:		
PIMCO Real Return Portfolio - Administrative Class	578	1,230

	Purchases	Sales
	(Dollars in thousands)	
Pioneer Variable Contracts Trust:		
Pioneer Emerging Markets VCT Portfolio - Class I	$ 180	$ 446
Pioneer High Yield VCT Portfolio - Class I Shares	842	220
Voya Balanced Portfolio, Inc.:		
Voya Balanced Portfolio - Class I	3,764	12,221
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class I	14,864	20,559
Voya Investors Trust:		
ING American Funds Asset Allocation Portfolio	1,145	2,563
ING American Funds International Portfolio	224	8,242
ING American Funds World Allocation Portfolio	73	373
ING Total Return Bond Portfolio - Service Class	326	4,619
Voya Global Perspectives Portfolio - Class A	440	267
Voya Global Perspectives Portfolio - Class I	54	1
Voya Global Resources Portfolio - Service Class	1,223	1,395
Voya High Yield Portfolio - Service Class	1,847	1,648
Voya Large Cap Growth Portfolio - Institutional Class	36,687	21,963
Voya Large Cap Value Portfolio - Institutional Class	3,790	1,444
Voya Large Cap Value Portfolio - Service Class	202	877
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	1,505	2,169
Voya Retirement Conservative Portfolio - Adviser Class	1,032	1,520
Voya Retirement Growth Portfolio - Adviser Class	239	1,122
Voya Retirement Moderate Growth Portfolio - Adviser Class	393	1,204
Voya Retirement Moderate Portfolio - Adviser Class	583	1,232
Voya U.S. Stock Index Portfolio - Service Class	21	16
VY® BlackRock Health Sciences Opportunities Portfolio - Service Class	1,804	2,666
VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	26	30
VY® BlackRock Inflation Protected Bond Portfolio - Service Class	356	1,003
VY® BlackRock Large Cap Growth Portfolio - Institutional Class	5,087	26,723
VY® Clarion Global Real Estate Portfolio - Institutional Class	832	677
VY® Clarion Global Real Estate Portfolio - Service Class	91	359
VY® Clarion Real Estate Portfolio - Service Class	2,393	1,341
VY® FMR Diversified Mid Cap Portfolio - Institutional Class	2,926	3,368
VY® FMR Diversified Mid Cap Portfolio - Service Class	426	619
VY® Franklin Income Portfolio - Service Class	1,310	1,216
VY® Franklin Mutual Shares Portfolio - Service Class	385	205
VY® Franklin Templeton Founding Strategy Portfolio - Service Class	208	114
VY® Invesco Growth and Income Portfolio - Service Class	237	296
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	2,928	4,773
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	4,274	2,018
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	777	674
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	490	148
VY® Marsico Growth Portfolio - Service Class	553	1,484
VY® MFS Total Return Portfolio - Institutional Class	4,831	32,293

	Purchases	Sales
	(Dollars in thousands)	
Voya Investors Trust(Continued):		
VY® MFS Total Return Portfolio - Service Class	$ 291	$ 1,549
VY® MFS Utilities Portfolio - Service Class	1,385	3,354
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	6,286	2,973
VY® T. Rowe Price Equity Income Portfolio - Service Class	751	1,531
VY® T. Rowe Price International Stock Portfolio - Service Class	311	790
VY® Templeton Global Growth Portfolio - Service Class	131	220
Voya Money Market Portfolio:		
Voya Money Market Portfolio - Class I	17,677	23,014
Voya Money Market Portfolio - Class S	2	34
Voya Partners, Inc.:		
Voya Aggregate Bond Portfolio - Service Class	1,114	1,857
Voya Global Bond Portfolio - Initial Class	1,519	5,462
Voya Global Bond Portfolio - Service Class	1	16
Voya Solution 2015 Portfolio - Service Class	668	447
Voya Solution 2025 Portfolio - Service Class	1,299	783
Voya Solution 2035 Portfolio - Service Class	1,630	592
Voya Solution 2045 Portfolio - Service Class	914	201
Voya Solution Income Portfolio - Service Class	222	287
VY® American Century Small-Mid Cap Value Portfolio - Service Class	838	305
VY® Baron Growth Portfolio - Service Class	1,268	2,647
VY® Columbia Contrarian Core Portfolio - Service Class	487	604
VY® Columbia Small Cap Value II Portfolio - Service Class	213	176
VY® Invesco Comstock Portfolio - Service Class	432	347
VY® Invesco Equity and Income Portfolio - Initial Class	37,189	11,072
VY® JPMorgan Mid Cap Value Portfolio - Service Class	798	409
VY® Oppenheimer Global Portfolio - Initial Class	2,827	13,744
VY® Pioneer High Yield Portfolio - Initial Class	3,193	4,611
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	4,056	7,827
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	4,927	6,050
VY® Templeton Foreign Equity Portfolio - Initial Class	1,203	2,466
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class I	503	1,698
Voya Strategic Allocation Growth Portfolio - Class I	526	1,304
Voya Strategic Allocation Moderate Portfolio - Class I	823	1,852
Voya Variable Funds:		
Voya Growth and Income Portfolio - Class A	236	217
Voya Growth and Income Portfolio - Class I	33,876	31,555
Voya Variable Insurance Trust:		
Voya GET U.S. Core Portfolio - Series 14	149	4,898
Voya Variable Portfolios, Inc.:		
Voya Emerging Markets Index Portfolio - Class I	2	—
Voya Euro STOXX 50® Index Portfolio - Class I	8	3
Voya Index Plus LargeCap Portfolio - Class I	6,323	16,418
Voya Index Plus MidCap Portfolio - Class I	1,443	2,198
Voya Index Plus SmallCap Portfolio - Class I	472	1,057

	Purchases	Sales
	(Dollars in thousands)	
Voya Variable Portfolios, Inc. (continued):		
Voya International Index Portfolio - Class I	$ 9,089	$ 2,955
Voya International Index Portfolio - Class S	2	17
Voya Russell™ Large Cap Growth Index Portfolio - Class I	1,540	5,251
Voya Russell™ Large Cap Index Portfolio - Class I	2,062	3,327
Voya Russell™ Large Cap Value Index Portfolio - Class I	645	1,863
Voya Russell™ Large Cap Value Index Portfolio - Class S	549	395
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	419	36
Voya Russell™ Mid Cap Index Portfolio - Class I	950	259
Voya Russell™ Small Cap Index Portfolio - Class I	513	137
Voya Small Company Portfolio - Class I	3,956	5,671
Voya U.S. Bond Index Portfolio - Class I	562	424
Voya Variable Products Trust:		
Voya International Value Portfolio - Class I	347	265
Voya MidCap Opportunities Portfolio - Class I	1,489	1,901
Voya MidCap Opportunities Portfolio - Class S	601	1,037
Voya SmallCap Opportunities Portfolio - Class I	981	960
Voya SmallCap Opportunities Portfolio - Class S	460	771
Wanger Advisors Trust:		
Wanger International	670	399
Wanger Select	533	386
Wanger USA	394	527

7. Changes in Units

The changes in units outstanding were as follows:

| | Year ended December 31 | | | | | |
| | 2014 | | | 2013 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
Invesco V.I. American Franchise Fund - Series I Shares	48,986	48,286	700	14,394	18,165	(3,771)
Invesco V.I. Core Equity Fund - Series I Shares	111,235	127,776	(16,541)	71,227	71,401	(174)
American Funds Insurance Series®:						
American Funds Insurance Series® Growth Fund - Class 2	8,336	113	8,223	—	—	—
American Funds Insurance Series® Growth-Income Fund - Class 2	7,518	6,748	770	4,395	82	4,313
American Funds Insurance Series® International Fund - Class 2	1,939	1,422	517	684	7	677
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	30,739	10,635	20,104	18,471	17,767	704
Federated Insurance Series:						
Federated Fund for U.S. Government Securities II - Primary Shares	1,612	6,764	(5,152)	2,039	8,328	(6,289)
Federated High Income Bond Fund II - Primary Shares	14,986	22,129	(7,143)	3,651	13,940	(10,289)
Federated Kaufmann Fund II - Primary Shares	1,881	22,068	(20,187)	2,976	16,300	(13,324)
Federated Managed Tail Risk Fund II - Primary Shares	40,156	111,487	(71,331)	14,962	56,929	(41,967)
Federated Managed Volatility Fund II	12,754	27,335	(14,581)	4,512	21,049	(16,537)
Federated Prime Money Fund II - Primary Shares	12,265	17,611	(5,346)	11,673	13,075	(1,402)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	99,289	427,143	(327,854)	478,811	539,605	(60,794)
Fidelity® VIP Growth Portfolio - Initial Class	144,536	107,062	37,474	308,987	208,462	100,525
Fidelity® VIP High Income Portfolio - Initial Class	169,395	170,994	(1,599)	33,838	36,084	(2,246)
Fidelity® VIP Overseas Portfolio - Initial Class	43,904	73,506	(29,602)	193,325	135,557	57,768
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	399,470	521,189	(121,719)	933,323	3,065,539	(2,132,216)
Fidelity® VIP Index 500 Portfolio - Initial Class	13,121	111,679	(98,558)	16,565	87,601	(71,036)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	1	3,105	(3,104)	—	4,733	(4,733)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value VIP Fund - Class 2	39,981	47,866	(7,885)	73,349	66,299	7,050

| | Year ended December 31 | | | | | |
| | 2014 | | | 2013 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	—	—	—	473	152	321
Janus Aspen Series Enterprise Portfolio - Institutional Shares	—	—	—	5	2	3
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	18,913	27,276	(8,363)	37,328	51,985	(14,657)
Oppenheimer Variable Account Funds:						
Oppenheimer Discovery Mid Cap Growth Fund/VA	2,314,695	2,331,860	(17,165)	2,600,223	2,583,559	16,664
Oppenheimer Global Fund/VA	—	7	(7)	1,450	684	766
Oppenheimer Main Street Fund®/VA	176,271	178,087	(1,816)	66,238	68,734	(2,496)
Oppenheimer Main Street Small Cap Fund®/VA	16,362	11,093	5,269	34,951	35,082	(131)
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	67,844	111,506	(43,662)	124,936	431,745	(306,809)
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	49,210	80,033	(30,823)	56,106	108,193	(52,087)
Pioneer High Yield VCT Portfolio - Class I Shares	49,667	17,288	32,379	20,162	18,300	1,862
Voya Balanced Portfolio, Inc.:						
Voya Balanced Portfolio - Class I	6,995,149	7,317,542	(322,393)	3,110,424	2,961,564	148,860
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class I	4,745,010	5,100,210	(355,200)	2,754,879	2,869,915	(115,036)
Voya Investors Trust:						
ING American Funds Asset Allocation Portfolio	—	182,537	(182,537)	104,820	21,849	82,971
ING American Funds International Portfolio	—	496,226	(496,226)	2,180,768	2,226,164	(45,396)
ING American Funds World Allocation Portfolio	—	32,980	(32,980)	26,324	7,413	18,911
ING Total Return Bond Portfolio - Service Class	—	428,845	(428,845)	139,985	116,221	23,764
Voya Global Perspectives Portfolio - Class A	43,727	26,289	17,438	—	—	—
Voya Global Perspectives Portfolio - Class I	5,258	53	5,205	—	—	—
Voya Global Resources Portfolio - Service Class	146,066	160,201	(14,135)	110,735	203,628	(92,893)
Voya High Yield Portfolio - Service Class	124,021	123,830	191	89,615	130,686	(41,071)
Voya Large Cap Growth Portfolio - Institutional Class	10,180,827	9,766,333	414,494	4,507,045	1,411,721	3,095,324
Voya Large Cap Value Portfolio - Institutional Class	282,183	144,643	137,540	316,226	277,208	39,018
Voya Large Cap Value Portfolio - Service Class	13,254	59,772	(46,518)	73,255	24,681	48,574

| | Year ended December 31 | | | | | |
| | 2014 | | | 2013 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Investors Trust (continued):						
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	5,477,731	5,557,146	(79,415)	5,255,867	5,289,235	(33,368)
Voya Retirement Conservative Portfolio - Adviser Class	75,869	133,699	(57,830)	189,172	58,125	131,047
Voya Retirement Growth Portfolio - Adviser Class	12,462	78,514	(66,052)	37,723	46,639	(8,916)
Voya Retirement Moderate Growth Portfolio - Adviser Class	25,286	87,210	(61,924)	35,321	97,747	(62,426)
Voya Retirement Moderate Portfolio - Adviser Class	36,528	91,939	(55,411)	115,734	90,451	25,283
Voya U.S. Stock Index Portfolio - Service Class	595	802	(207)	61	593	(532)
VY® BlackRock Health Sciences Opportunities Portfolio - Service Class	—	73,553	(73,553)	120,546	72,970	47,576
VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	1,877	2,440	(563)	4,057	4,606	(549)
VY® BlackRock Inflation Protected Bond Portfolio - Service Class	33,282	95,982	(62,700)	68,308	283,042	(214,734)
VY® BlackRock Large Cap Growth Portfolio - Institutional Class	—	1,948,609	(1,948,609)	693,432	932,877	(239,445)
VY® Clarion Global Real Estate Portfolio - Institutional Class	99,891	90,199	9,692	113,784	125,340	(11,556)
VY® Clarion Global Real Estate Portfolio - Service Class	5,989	25,033	(19,044)	16,333	18,841	(2,508)
VY® Clarion Real Estate Portfolio - Service Class	229,893	176,991	52,902	74,428	104,782	(30,354)
VY® FMR Diversified Mid Cap Portfolio - Institutional Class	3,840,218	4,003,909	(163,691)	1,389,191	1,495,865	(106,674)
VY® FMR Diversified Mid Cap Portfolio - Service Class	27,210	52,129	(24,919)	68,313	44,522	23,791
VY® Franklin Income Portfolio - Service Class	97,884	96,870	1,014	114,868	75,713	39,155
VY® Franklin Mutual Shares Portfolio - Service Class	28,219	14,428	13,791	13,173	14,130	(957)
VY® Franklin Templeton Founding Strategy Portfolio - Service Class	15,638	8,522	7,116	5,812	23,948	(18,136)
VY® Invesco Growth and Income Portfolio - Service Class	7,783	15,087	(7,304)	51,500	42,404	9,096
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	31,683	189,078	(157,395)	33,626	94,820	(61,194)
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	423,551	209,272	214,279	198,385	184,248	14,137
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	30,260	36,689	(6,429)	45,231	35,820	9,411
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	29,782	16,130	13,652	25,812	4,228	21,584
VY® Marsico Growth Portfolio - Service Class	—	79,120	(79,120)	50,609	47,411	3,198
VY® MFS Total Return Portfolio - Institutional Class	—	2,015,722	(2,015,722)	115,412	432,942	(317,530)
VY® MFS Total Return Portfolio - Service Class	—	76,766	(76,766)	39,809	23,963	15,846
VY® MFS Utilities Portfolio - Service Class	—	111,053	(111,053)	27,029	33,489	(6,460)
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	599,087	471,516	127,571	498,165	262,790	235,375
VY® T. Rowe Price Equity Income Portfolio - Service Class	46,323	110,143	(63,820)	209,279	161,333	47,946
VY® T. Rowe Price International Stock Portfolio - Service Class	35,720	68,891	(33,171)	52,166	75,621	(23,455)

| | **Year ended December 31** | | | | | |
| | **2014** | | | **2013** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Investors Trust (continued):						
VY® Templeton Global Growth Portfolio - Service Class	9,104	15,554	(6,450)	21,526	13,357	8,169
Voya Money Market Portfolio:						
Voya Money Market Portfolio - Class I	46,554,709	46,963,815	(409,106)	41,437,704	42,500,206	(1,062,502)
Voya Money Market Portfolio - Class S	225	3,456	(3,231)	353	82	271
Voya Partners, Inc.:						
Voya Aggregate Bond Portfolio - Service Class	116,046	162,719	(46,673)	355,002	534,042	(179,040)
Voya Global Bond Portfolio - Initial Class	3,227,389	3,494,462	(267,073)	890,406	1,302,013	(411,607)
Voya Global Bond Portfolio - Service Class	107,796	108,863	(1,067)	66,109	68,737	(2,628)
Voya Solution 2015 Portfolio - Service Class	41,659	32,601	9,058	146,574	100,033	46,541
Voya Solution 2025 Portfolio - Service Class	64,563	43,511	21,052	165,477	128,721	36,756
Voya Solution 2035 Portfolio - Service Class	103,883	71,175	32,708	239,866	164,117	75,749
Voya Solution 2045 Portfolio - Service Class	75,794	45,730	30,064	76,860	35,934	40,926
Voya Solution Income Portfolio - Service Class	15,749	22,157	(6,408)	15,662	25,503	(9,841)
VY® American Century Small-Mid Cap Value Portfolio - Service Class	41,971	27,735	14,236	53,171	34,066	19,105
VY® Baron Growth Portfolio - Service Class	84,586	149,900	(65,314)	255,380	154,542	100,838
VY® Columbia Contrarian Core Portfolio - Service Class	22,761	48,018	(25,257)	66,760	73,148	(6,388)
VY® Columbia Small Cap Value II Portfolio - Service Class	21,231	18,963	2,268	15,549	13,137	2,412
VY® Invesco Comstock Portfolio - Service Class	35,727	28,532	7,195	32,667	23,176	9,491
VY® Invesco Equity and Income Portfolio - Initial Class	1,955,021	641,847	1,313,174	318,604	639,763	(321,159)
VY® JPMorgan Mid Cap Value Portfolio - Service Class	46,961	30,153	16,808	50,925	27,511	23,414
VY® Oppenheimer Global Portfolio - Initial Class	2,616,440	3,256,620	(640,180)	2,911,809	3,542,683	(630,874)
VY® Pioneer High Yield Portfolio - Initial Class	5,120,930	5,231,421	(110,491)	4,461,163	4,522,764	(61,601)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	104,322	405,195	(300,873)	356,466	627,122	(270,656)
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	3,444,065	3,482,316	(38,251)	916,245	937,286	(21,041)
VY® Templeton Foreign Equity Portfolio - Initial Class	1,382,150	1,522,148	(139,998)	723,830	1,045,463	(321,633)
Voya Strategic Allocation Portfolios, Inc.:						
Voya Strategic Allocation Conservative Portfolio - Class I	1,540,248	1,598,048	(57,800)	401,284	410,470	(9,186)
Voya Strategic Allocation Growth Portfolio - Class I	980,752	981,174	(422)	455,592	402,256	53,336
Voya Strategic Allocation Moderate Portfolio - Class I	1,781,801	1,818,355	(36,554)	681,316	711,537	(30,221)

| | Year ended December 31 | | | | | |
| | 2014 | | | 2013 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class A	1,211,896	1,223,954	(12,058)	398,016	411,420	(13,404)
Voya Growth and Income Portfolio - Class I	12,058,734	12,984,957	(926,223)	9,109,117	8,215,074	894,043
Voya Variable Insurance Trust:						
Voya GET U.S. Core Portfolio - Series 14	—	470,268	(470,268)	1,063	96,367	(95,304)
Voya Variable Portfolios, Inc.:						
Voya Emerging Markets Index Portfolio - Class I	180	—	180	—	—	—
Voya Euro STOXX 50® Index Portfolio - Class I	609	163	446	390	707	(317)
Voya Index Plus LargeCap Portfolio - Class I	14,832,925	15,328,494	(495,569)	7,199,765	7,623,370	(423,605)
Voya Index Plus MidCap Portfolio - Class I	100,046	129,060	(29,014)	385,968	402,862	(16,894)
Voya Index Plus SmallCap Portfolio - Class I	37,166	60,206	(23,040)	130,534	100,709	29,825
Voya International Index Portfolio - Class I	12,946,807	12,605,175	341,632	340,204	387,830	(47,626)
Voya International Index Portfolio - Class S	102	924	(822)	7,169	193	6,976
Voya Russell™ Large Cap Growth Index Portfolio - Class I	178,656	363,980	(185,324)	113,369	338,445	(225,076)
Voya Russell™ Large Cap Index Portfolio - Class I	3,794,582	3,848,178	(53,596)	3,212,809	3,275,844	(63,035)
Voya Russell™ Large Cap Value Index Portfolio - Class I	26,730	87,228	(60,498)	29,027	117,553	(88,526)
Voya Russell™ Large Cap Value Index Portfolio - Class S	24,214	18,074	6,140	6,364	13,115	(6,751)
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	16,334	1,254	15,080	11,488	10,905	583
Voya Russell™ Mid Cap Index Portfolio - Class I	57,928	23,911	34,017	24,195	32,049	(7,854)
Voya Russell™ Small Cap Index Portfolio - Class I	29,836	12,027	17,809	36,680	41,601	(4,921)
Voya Small Company Portfolio - Class I	1,912,092	2,027,607	(115,515)	833,997	906,962	(72,965)
Voya U.S. Bond Index Portfolio - Class I	50,523	42,425	8,098	34,631	29,563	5,068
Voya Variable Products Trust:						
Voya International Value Portfolio - Class I	39,963	30,985	8,978	49,042	43,458	5,584
Voya MidCap Opportunities Portfolio - Class I	67,589	135,045	(67,456)	494,513	194,988	299,525
Voya MidCap Opportunities Portfolio - Class S	6,876	50,778	(43,902)	44,756	68,575	(23,819)
Voya SmallCap Opportunities Portfolio - Class I	67,408	74,290	(6,882)	27,551	31,401	(3,850)
Voya SmallCap Opportunities Portfolio - Class S	17,983	51,085	(33,102)	41,699	52,658	(10,959)
Wanger Advisors Trust:						
Wanger International	64,073	71,728	(7,655)	117,788	85,172	32,616
Wanger Select	85,398	75,973	9,425	47,022	69,101	(22,079)
Wanger USA	24,071	34,166	(10,095)	37,663	30,458	7,205

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2014, 2013, 2012, 2011, and 2010, follows:

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco V.I. American Franchise Fund - Series I Shares													
2014		19	$14.52	to	$55.06	$906	-	0.10%	to	1.25%	7.08%	to	7.67%
2013		19	$13.56	to	$50.53	$791	0.40%	0.70%	to	1.25%	38.37%	to	39.16%
2012	04/27/2012	22	$9.80	to	$36.08	$693	(c)	0.70%	to	1.25%		(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
2010		(c)		(c)		(c)	(c)		(c)			(c)	
Invesco V.I. Core Equity Fund - Series I Shares													
2014		101	$14.63	to	$24.16	$1,700	0.85%	0.10%	to	1.50%	6.55%	to	7.76%
2013		118	$13.73	to	$22.56	$1,831	1.41%	0.35%	to	1.50%	27.37%	to	28.82%
2012		118	$10.78	to	$17.62	$1,426	0.96%	0.35%	to	1.50%	12.17%	to	13.44%
2011		139	$9.61	to	$15.62	$1,485	0.99%	0.35%	to	1.50%	-1.54%	to	-0.38%
2010		144	$9.76	to	$15.78	$1,555	0.97%	0.35%	to	1.50%	7.85%	to	9.23%
American Funds Insurance Series® Growth Fund - Class 2													
2014	06/26/2014	8	$10.90	to	$10.98	$90	(d)	0.10%	to	1.25%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
2010		(d)		(d)		(d)	(d)		(d)			(d)	
American Funds Insurance Series® Growth-Income Fund - Class 2													
2014		5		$23.50		$128	(e)		0.10%			(e)	
2013		5		$20.54		$96	1.96%		0.75%			32.52%	
2012		-		$15.50		$6	-		0.75%			16.54%	
2011	02/17/2011	-		$13.30		$2	(b)		0.75%			(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
American Funds Insurance Series® International Fund - Class 2													
2014		2		$16.95		$31	(e)		0.10%			(e)	
2013		1		$16.83		$22	-		0.75%			20.73%	
2012		1		$13.94		$9	-		0.75%			17.04%	
2011		-		$11.91		$2	-		0.75%			-14.62%	
2010	3/15/2010	-		$13.95		$4	(a)		0.75%			(a)	
Calvert VP SRI Balanced Portfolio													
2014		68	$15.07	to	$35.89	$1,232	1.75%	0.10%	to	1.50%	7.98%	to	8.81%
2013		48	$13.85	to	$33.00	$936	1.00%	0.70%	to	1.50%	16.35%	to	17.17%
2012		47	$11.82	to	$28.17	$871	1.16%	0.70%	to	1.40%	8.99%	to	9.75%
2011		59	$10.77	to	$25.68	$1,023	1.41%	0.70%	to	1.40%	3.09%	to	3.86%
2010		59	$10.37	to	$24.75	$962	1.27%	0.70%	to	1.40%	10.60%	to	11.39%
Federated Fund for U.S. Government Securities II - Primary Shares													
2014		35		$19.99		$701	2.84%		1.40%			3.15%	
2013		40		$19.38		$779	3.50%		1.40%			-3.44%	
2012		46		$20.07		$933	3.98%		1.40%			1.57%	
2011		57		$19.76		$1,125	4.36%		1.40%			4.27%	
2010		67		$18.95		$1,260	4.66%		1.40%			3.72%	
Federated High Income Bond Fund II - Primary Shares													
2014		120	$9.83	to	$32.02	$3,632	6.08%	1.25%	to	1.50%	1.27%	to	1.39%
2013		127	$30.71	to	$31.58	$3,906	6.90%	1.25%	to	1.40%	5.50%	to	5.65%
2012		137	$29.11	to	$29.89	$4,002	7.61%	1.25%	to	1.40%	13.05%	to	13.26%
2011		146	$25.75	to	$26.39	$3,753	9.10%	1.25%	to	1.40%	3.71%	to	3.86%
2010		166	$24.83	to	$25.41	$4,115	8.19%	1.25%	to	1.40%	13.12%	to	13.29%
Federated Kaufmann Fund II - Primary Shares													
2014		96		$18.04		$1,734	-		1.40%			8.15%	
2013		116		$16.68		$1,940	-		1.40%			38.19%	
2012		130		$12.07		$1,565	-		1.40%			15.61%	
2011		154		$10.44		$1,610	1.12%		1.40%			-14.50%	
2010	03/12/2010	175		$12.21		$2,136	(a)		1.40%			(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Federated Managed Tail Risk Fund II - Primary Shares													
2014		282	$12.35	to	$13.30	$3,751	1.77%	1.25%	to	1.40%	-2.35%	to	-2.22%
2013		354	$12.63	to	$13.62	$4,813	1.03%	1.25%	to	1.40%	14.84%	to	15.03%
2012		396	$10.98	to	$11.86	$4,688	0.58%	1.25%	to	1.40%	8.61%	to	8.82%
2011		462	$10.09	to	$10.92	$5,042	0.76%	1.25%	to	1.40%	-6.67%	to	-6.49%
2010	03/12/2010	557	$10.79	to	$11.70	$6,511	(a)	1.25%	to	1.40%		(a)	
Federated Managed Volatility Fund II													
2014		99	$26.44	to	$27.23	$2,607	3.29%	1.25%	to	1.40%	2.44%	to	2.60%
2013		113	$25.81	to	$26.54	$2,920	2.94%	1.25%	to	1.40%	20.05%	to	20.25%
2012		130	$21.50	to	$22.07	$2,788	3.08%	1.25%	to	1.40%	11.92%	to	12.09%
2011		162	$19.21	to	$19.69	$3,112	4.14%	1.25%	to	1.40%	3.34%	to	3.47%
2010		192	$18.59	to	$19.03	$3,562	4.16%	1.25%	to	1.40%	10.52%	to	10.70%
Federated Prime Money Fund II - Primary Shares													
2014		79	$9.41	to	$12.61	$998	-	1.25%	to	1.40%	-1.41%	to	-1.26%
2013		85	$9.53	to	$12.79	$1,080	-	1.25%	to	1.40%	-1.39%	to	-1.24%
2012		86	$9.65	to	$12.97	$1,113	-	1.25%	to	1.40%	-1.37%	to	-1.33%
2011		113	$9.78	to	$13.15	$1,482	-	1.25%	to	1.40%	-1.42%	to	-1.21%
2010		147	$9.90	to	$13.34	$1,959	-	1.25%	to	1.40%		-1.40%	
Fidelity® VIP Equity-Income Portfolio - Initial Class													
2014		2,027	$16.31	to	$40.39	$53,810	2.71%	0.10%	to	1.75%	6.78%	to	8.35%
2013		2,355	$15.11	to	$37.68	$58,115	2.50%	0.35%	to	1.75%	25.92%	to	27.71%
2012		2,416	$11.88	to	$29.82	$51,415	3.00%	0.35%	to	1.75%	15.25%	to	16.81%
2011		2,910	$10.19	to	$25.78	$52,914	2.39%	0.35%	to	1.75%	-0.79%	to	0.68%
2010		3,455	$10.17	to	$25.89	$63,098	1.68%	0.35%	to	1.75%	13.13%	to	14.73%
Fidelity® VIP Growth Portfolio - Initial Class													
2014		595	$16.72	to	$35.11	$13,536	0.20%	0.10%	to	1.50%	9.65%	to	10.93%
2013		557	$15.13	to	$31.78	$11,910	0.29%	0.35%	to	1.50%	34.31%	to	35.85%
2012		457	$11.17	to	$23.48	$9,570	0.62%	0.35%	to	1.50%	12.96%	to	14.26%
2011		497	$9.81	to	$20.63	$9,281	0.38%	0.35%	to	1.50%	-1.29%	to	-0.10%
2010		522	$9.86	to	$20.74	$9,794	0.34%	0.35%	to	1.50%	22.35%	to	23.70%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP High Income Portfolio - Initial Class													
2014		12	$15.35	to	$18.22	$188	5.49%	0.80%	to	1.25%	-0.13%	to	0.33%
2013		13	$15.37	to	$18.16	$213	5.32%	0.80%	to	1.25%	4.63%	to	5.09%
2012		15	$14.69	to	$17.28	$238	5.65%	0.80%	to	1.25%	12.83%	to	13.31%
2011		16	$13.02	to	$15.25	$222	7.33%	0.80%	to	1.25%	2.68%	to	3.18%
2010		14	$12.68	to	$14.78	$187	7.39%	0.80%	to	1.25%	12.41%	to	12.91%
Fidelity® VIP Overseas Portfolio - Initial Class													
2014		230	$10.85	to	$23.30	$3,390	1.29%	0.10%	to	1.50%	-9.42%	to	-8.40%
2013		260	$11.89	to	$25.54	$4,196	1.33%	0.35%	to	1.50%	28.51%	to	29.95%
2012		202	$9.18	to	$19.73	$3,599	1.90%	0.35%	to	1.50%	18.89%	to	20.33%
2011		229	$7.65	to	$16.46	$3,450	1.38%	0.35%	to	1.50%	-18.37%	to	-17.43%
2010		264	$9.31	to	$20.02	$4,929	1.23%	0.35%	to	1.50%	11.41%	to	12.69%
Fidelity® VIP Contrafund® Portfolio - Initial Class													
2014		1,459	$17.53	to	$56.95	$42,294	0.91%	0.10%	to	1.50%	10.28%	to	11.54%
2013		1,581	$15.77	to	$51.26	$44,181	0.59%	0.35%	to	1.50%	29.34%	to	30.84%
2012		3,713	$12.10	to	$39.34	$103,676	1.34%	0.35%	to	1.90%	14.18%	to	16.01%
2011		4,325	$10.46	to	$34.14	$104,530	0.97%	0.35%	to	1.90%	-4.34%	to	-2.84%
2010		5,127	$10.81	to	$35.52	$127,170	1.15%	0.35%	to	1.90%	14.97%	to	16.77%
Fidelity® VIP Index 500 Portfolio - Initial Class													
2014		534	$34.23	to	$40.12	$21,031	1.53%	1.25%	to	1.40%	12.00%	to	12.16%
2013		633	$30.52	to	$35.82	$22,227	1.87%	1.25%	to	1.40%	30.40%	to	30.59%
2012		704	$23.37	to	$27.47	$18,967	2.09%	1.25%	to	1.40%	14.27%	to	14.45%
2011		795	$20.42	to	$24.04	$18,731	1.84%	1.25%	to	1.40%	0.63%	to	0.79%
2010		947	$20.26	to	$23.89	$22,102	1.78%	1.25%	to	1.40%	13.38%	to	13.57%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class													
2014		24		$22.81		$536	2.15%		1.40%			4.35%	
2013		27		$21.86		$582	2.17%		1.40%			-3.15%	
2012		31		$22.57		$708	2.35%		1.40%			4.39%	
2011		34		$21.62		$741	2.98%		1.40%			5.82%	
2010		42		$20.43		$868	3.48%		1.40%			6.30%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Franklin Small Cap Value VIP Fund - Class 2													
	2014	125	$17.45	to	$29.86	$2,999	0.59%	0.10%	to	1.50%	-0.92%	to	-0.11%
	2013	133	$17.47	to	$29.92	$3,461	1.34%	0.70%	to	1.50%	34.24%	to	35.26%
	2012	126	$12.92	to	$22.12	$2,681	0.77%	0.70%	to	1.50%	16.60%	to	17.56%
	2011	153	$10.99	to	$18.83	$2,787	0.71%	0.70%	to	1.50%	-5.17%	to	-4.43%
	2010	179	$11.50	to	$19.71	$3,417	0.74%	0.70%	to	1.50%	26.27%	to	27.35%
Janus Aspen Series Balanced Portfolio - Institutional Shares													
	2014	-	$17.90			$8	-	1.00%			7.44%		
	2013	-	$16.66			$8	(e)	1.00%			(e)		
	2012	-	$43.50			$7	-	0.75%			12.78%		
	2011	-	$38.57			$14	-	0.75%			0.86%		
	2010	-	$38.24			$14	-	0.75%			7.60%		
Janus Aspen Series Enterprise Portfolio - Institutional Shares													
	2014	-	$19.04			-	-	1.00%			11.41%		
	2013	-	$17.09			-	(e)	1.00%			(e)		
	2012	-	$37.70			-	-	0.75%			16.43%		
	2011	-	$32.38			-	-	0.75%			-2.18%		
	2010	-	$29.69	to	$33.10	2	-	0.75%	to	1.50%	23.97%	to	24.91%
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC													
	2014	103	$17.55	to	$25.62	$2,038	0.44%	0.10%	to	1.50%	9.87%	to	11.11%
	2013	111	$15.85	to	$23.19	$2,031	0.41%	0.35%	to	1.50%	28.34%	to	29.91%
	2012	126	$12.25	to	$17.97	$1,878	0.61%	0.35%	to	1.50%	12.88%	to	14.09%
	2011	159	$10.77	to	$15.83	$2,073	0.22%	0.35%	to	1.50%	-5.45%	to	-4.37%
	2010	185	$11.30	to	$16.65	$2,550	0.39%	0.35%	to	1.50%	23.52%	to	25.05%
Oppenheimer Discovery Mid Cap Growth Fund/VA													
	2014	12	$14.60	to	$18.77	$193	-	0.80%	to	1.25%	4.51%	to	4.98%
	2013	29	$13.97	to	$17.88	$426	-	0.80%	to	1.25%	34.20%	to	34.84%
	2012	13	$10.41	to	$13.26	$145	-	0.80%	to	1.25%	15.03%	to	15.51%
	2011	14	$9.05	to	$11.48	$136	-	0.80%	to	1.25%	-0.11%	to	0.35%
	2010	5	$9.06	to	$11.44	$55	-	0.80%	to	1.25%	25.83%	to	26.41%

104

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Global Fund/VA													
2014		1		$16.17		$23	-		1.00%			1.25%	
2013		1		$15.97		$23	(e)		1.00%			(e)	
2012		1		$27.14		$19	-		0.75%			20.35%	
2011		2		$22.55		$47	1.82%		0.75%			-8.96%	
2010		3		$24.77		$63	1.60%		0.75%			15.10%	
Oppenheimer Main Street Fund®/VA													
2014		20	$15.90	to	$19.21	$338	0.89%	0.80%	to	1.25%	9.35%	to	9.77%
2013		22	$14.54	to	$17.50	$337	0.96%	0.80%	to	1.25%	30.17%	to	30.69%
2012		24	$11.17	to	$13.39	$288	1.08%	0.80%	to	1.25%	15.39%	to	15.93%
2011		26	$9.68	to	$11.55	$267	0.72%	0.80%	to	1.25%	-1.33%	to	-0.77%
2010		27	$9.81	to	$11.64	286	1.05%	0.80%	to	1.25%	14.74%	to	15.13%
Oppenheimer Main Street Small Cap Fund®/VA													
2014		55	$20.28	to	$23.95	$1,251	0.79%	0.10%	to	1.50%	10.25%	to	11.18%
2013		50	$18.24	to	$21.55	$1,033	1.00%	0.70%	to	1.50%	38.93%	to	39.98%
2012		50	$13.03	to	$15.40	$765	0.59%	0.70%	to	1.50%	16.23%	to	17.18%
2011		46	$11.12	to	$13.15	599	0.68%	0.70%	to	1.50%	-3.62%	to	-2.88%
2010		65	$11.45	to	$13.55	871	0.55%	0.70%	to	1.50%	21.54%	to	22.59%
PIMCO Real Return Portfolio - Administrative Class													
2014		211	$12.51	to	$15.44	$3,002	1.49%	0.10%	to	1.50%	1.57%	to	2.37%
2013		255	$12.22	to	$15.09	$3,588	1.07%	0.70%	to	1.50%	-10.58%	to	-9.82%
2012		562	$13.55	to	$16.74	$9,299	1.07%	0.70%	to	1.50%	7.10%	to	7.97%
2011		513	$12.55	to	$15.51	$7,882	4.86%	0.70%	to	1.50%	10.07%	to	10.87%
2010		508	$11.32	to	$14.00	$7,054	1.41%	0.70%	to	1.50%	6.48%	to	7.40%
Pioneer Emerging Markets VCT Portfolio - Class I													
2014		89	$7.22	to	$7.55	$658	0.59%	0.10%	to	1.25%	-13.69%	to	-13.13%
2013		120	$8.32	to	$8.68	$1,028	0.78%	0.70%	to	1.25%	-3.23%	to	-2.58%
2012		172	$8.54	to	$8.93	$1,525	0.63%	0.70%	to	1.25%	10.57%	to	11.21%
2011		129	$7.68	to	$8.03	$1,027	0.30%	0.70%	to	1.50%	-24.51%	to	-23.96%
2010		414	$10.10	to	$10.56	$4,363	0.33%	0.70%	to	1.50%	14.22%	to	15.03%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Pioneer High Yield VCT Portfolio - Class I Shares													
2014		69	$15.61	to	$18.16	$1,154	5.26%	0.10%	to	1.50%	-1.41%	to	-0.57%
2013		37	$15.70	to	$18.28	$634	5.55%	0.70%	to	1.50%	10.38%	to	11.27%
2012		35	$14.11	to	$16.44	$556	9.87%	0.70%	to	1.50%	14.40%	to	15.21%
2011		30	$12.25	to	$14.27	$417	6.31%	0.70%	to	1.50%	-3.16%	to	-2.31%
2010		35	$12.54	to	$14.63	$502	5.51%	0.70%	to	1.50%	16.30%	to	17.23%
Voya Balanced Portfolio - Class I													
2014		2,364	$12.76	to	$51.54	$68,867	1.64%	0.10%	to	2.25%	3.82%	to	5.46%
2013		2,686	$12.29	to	$48.98	$74,157	2.12%	0.35%	to	2.25%	14.11%	to	16.24%
2012		2,537	$10.77	to	$42.36	$67,751	3.12%	0.35%	to	2.25%	11.15%	to	13.23%
2011		2,912	$9.69	to	$37.63	$68,784	2.77%	0.35%	to	2.25%	-3.49%	to	-1.66%
2010		3,405	$10.04	to	$38.49	$81,044	2.77%	0.35%	to	2.25%	11.56%	to	13.75%
Voya Intermediate Bond Portfolio - Class I													
2014		4,837	$13.83	to	$108.47	$103,349	3.22%	0.10%	to	2.25%	4.32%	to	6.30%
2013		5,191	$13.05	to	$102.81	$105,513	3.30%	0.35%	to	2.25%	-2.36%	to	-0.45%
2012		5,306	$13.16	to	$104.07	$114,638	4.71%	0.35%	to	2.25%	6.97%	to	8.94%
2011		4,984	$12.12	to	$96.19	$101,540	4.48%	0.35%	to	2.25%	5.17%	to	7.24%
2010		5,235	$11.35	to	$90.43	$101,061	4.92%	0.35%	to	2.25%	7.41%	to	9.45%
Voya Global Perspectives Portfolio - Class A													
2014	02/28/2014	17	$10.44	to	$10.48	$182	(d)	0.95%	to	1.40%		(d)	
2013		(d)	(d)			(d)	(d)	(d)				(d)	
2012		(d)	(d)			(d)	(d)	(d)				(d)	
2011		(d)	(d)			(d)	(d)	(d)				(d)	
2010		(d)	(d)			(d)	(d)	(d)				(d)	
Voya Global Perspectives Portfolio - Class I													
2014	07/29/2014	5	$10.13	to	$10.22	$53	(d)	0.10%	to	1.50%		(d)	
2013		(d)	(d)			(d)	(d)	(d)				(d)	
2012		(d)	(d)			(d)	(d)	(d)				(d)	
2011		(d)	(d)			(d)	(d)	(d)				(d)	
2010		(d)	(d)			(d)	(d)	(d)				(d)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Resources Portfolio - Service Class													
2014		354	$8.79	to	$11.21	$3,568	1.13%	0.10%	to	1.75%	-13.34%	to	-12.45%
2013		368	$10.04	to	$12.89	$4,377	0.91%	0.70%	to	1.75%	11.61%	to	12.81%
2012		461	$8.90	to	$11.51	$5,085	0.75%	0.70%	to	1.75%	-4.52%	to	-3.47%
2011		554	$9.22	to	$12.01	$6,365	0.63%	0.70%	to	1.75%	-10.79%	to	-9.78%
2010		644	$10.22	to	$13.41	$8,254	0.85%	0.70%	to	1.75%	19.61%	to	20.80%
Voya High Yield Portfolio - Service Class													
2014		250	$16.66	to	$18.53	$4,416	6.35%	0.10%	to	1.40%	-0.23%	to	0.48%
2013		250	$16.58	to	$18.46	$4,441	5.97%	0.70%	to	1.40%	4.11%	to	4.87%
2012		291	$15.81	to	$17.61	$4,999	6.32%	0.70%	to	1.50%	12.30%	to	13.25%
2011		277	$13.96	to	$15.56	$4,207	7.25%	0.70%	to	1.50%	2.85%	to	3.66%
2010		322	$13.47	to	$15.01	$4,727	7.37%	0.70%	to	1.50%	12.60%	to	13.48%
Voya Large Cap Growth Portfolio - Institutional Class													
2014		5,880	$17.24	to	$26.45	$137,277	0.43%	0.10%	to	1.90%	11.48%	to	13.20%
2013		5,464	$15.41	to	$23.50	$115,292	0.76%	0.35%	to	1.90%	28.67%	to	30.56%
2012		2,369	$11.94	to	$18.12	$37,320	0.49%	0.35%	to	1.75%	16.02%	to	17.69%
2011		2,074	$10.27	to	$15.49	$27,275	0.47%	0.35%	to	1.75%	0.69%	to	1.51%
2010		625	$13.35	to	$15.26	$8,989	0.40%	0.95%	to	1.75%	12.60%	to	13.46%
Voya Large Cap Value Portfolio - Institutional Class													
2014		709	$13.13	to	$17.76	$10,688	2.16%	0.10%	to	1.50%	8.42%	to	9.69%
2013		571	$12.11	to	$16.05	$7,884	2.04%	0.35%	to	1.50%	28.97%	to	30.46%
2012		532	$9.39	to	$12.18	$5,325	2.48%	0.35%	to	1.50%	13.00%	to	14.26%
2011		541	$8.31	to	$10.66	$4,756	1.39%	0.35%	to	1.50%	1.96%	to	3.19%
2010		392	$8.15	to	$10.33	$3,430	2.42%	0.35%	to	1.50%	17.60%	to	18.87%
Voya Large Cap Value Portfolio - Service Class													
2014		88	$15.80	to	$16.08	$1,401	1.60%	0.95%	to	1.40%	8.22%	to	8.65%
2013		134	$14.60	to	$14.80	$1,976	1.76%	0.95%	to	1.40%	28.86%	to	29.37%
2012		86	$11.33	to	$11.44	$978	2.41%	0.95%	to	1.40%	12.74%	to	13.27%
2011	01/21/2011	43	$10.05	to	$10.10	$431	(b)	0.95%	to	1.40%		(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class													
2014		500	$15.18	to	$18.80	$9,091	1.21%	0.10%	to	2.25%	12.76%	to	14.41%
2013		580	$13.62	to	$16.46	$9,272	0.96%	0.75%	to	2.25%	27.72%	to	29.79%
2012		613	$10.56	to	$12.72	$7,594	1.53%	0.75%	to	2.25%	8.06%	to	9.65%
2011		700	$9.67	to	$11.62	$7,951	1.45%	0.75%	to	2.25%	-6.42%	to	-5.06%
2010		908	$10.23	to	$12.26	$10,904	1.16%	0.75%	to	2.25%	13.53%	to	15.29%
Voya Retirement Conservative Portfolio - Adviser Class													
2014		258	$11.49	to	$11.68	$2,993	2.87%	0.95%	to	1.40%	4.45%	to	4.85%
2013		316	$11.00	to	$11.14	$3,496	3.65%	0.95%	to	1.40%	2.90%	to	3.44%
2012		185	$10.69	to	$10.77	$1,983	2.90%	0.95%	to	1.40%	6.37%	to	6.85%
2011	06/16/2011	84	$10.05	to	$10.08	$846	(b)	0.95%	to	1.40%		(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Retirement Growth Portfolio - Adviser Class													
2014		329	$12.44	to	$13.92	$4,491	1.51%	0.95%	to	1.40%	3.84%	to	4.27%
2013		395	$11.98	to	$13.35	$5,195	1.97%	0.95%	to	1.40%	16.98%	to	17.52%
2012		404	$10.24	to	$11.36	$4,536	2.35%	0.95%	to	1.40%	11.34%	to	11.92%
2011		453	$9.19	to	$10.15	$4,575	0.89%	0.95%	to	1.40%	-2.52%	to	-2.12%
2010		536	$10.31	to	$10.37	$5,538	0.36%	0.95%	to	1.40%	10.03%	to	10.55%
Voya Retirement Moderate Growth Portfolio - Adviser Class													
2014		269	$12.28	to	$13.94	$3,679	1.65%	0.95%	to	1.40%	4.21%	to	4.73%
2013		331	$11.78	to	$13.31	$4,340	2.12%	0.95%	to	1.40%	14.04%	to	14.64%
2012		394	$10.33	to	$11.61	$4,529	2.78%	0.95%	to	1.40%	10.10%	to	10.47%
2011		511	$9.38	to	$10.51	$5,336	0.97%	0.95%	to	1.40%	-1.33%	to	-0.85%
2010		611	$10.54	to	$10.60	$6,453	0.45%	0.95%	to	1.40%	9.45%	to	9.96%
Voya Retirement Moderate Portfolio - Adviser Class													
2014		398	$11.81	to	$13.44	$5,251	2.90%	0.95%	to	1.40%	3.72%	to	4.27%
2013		453	$11.38	to	$12.89	$5,774	2.71%	0.95%	to	1.40%	8.48%	to	8.96%
2012		428	$10.49	to	$11.83	$5,002	3.18%	0.95%	to	1.40%	8.70%	to	9.23%
2011		593	$9.65	to	$10.83	$6,382	1.37%	0.95%	to	1.40%	0.66%	to	1.12%
2010		672	$10.65	to	$10.71	$7,174	0.59%	0.95%	to	1.40%	8.01%	to	8.51%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya U.S. Bond Index Portfolio - Class I													
2014		114	$11.73	to	$13.44	$1,425	1.80%	0.10%	to	1.50%	4.17%	to	4.98%
2013		106	$11.18	to	$12.65	$1,240	1.95%	0.70%	to	1.50%	-4.01%	to	-3.24%
2012		101	$11.56	to	$12.66	$1,220	1.66%	0.70%	to	1.50%	2.31%	to	3.12%
2011		211	$11.21	to	$12.28	$2,504	2.21%	0.70%	to	1.50%	5.59%	to	6.50%
2010		118	$10.54	to	$11.53	$1,305	2.83%	0.70%	to	1.50%	4.79%	to	5.39%
Voya U.S. Stock Index Portfolio - Service Class													
2014		4		$19.80		$87	1.18%		0.75%			12.24%	
2013		5		$17.64		$82	1.32%		0.75%			30.76%	
2012		5		$13.49		$70	1.57%		0.75%			14.61%	
2011		5		$11.77		$57	1.71%		0.75%			0.86%	
2010	04/12/2010	5		$11.67		$60	(a)		0.75%			(a)	
VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class													
2014		28		$11.59		$325	1.54%		0.75%			2.02%	
2013		29		$11.36		$325	-		0.75%			-9.19%	
2012		29		$12.51		$365	0.87%		0.75%			5.93%	
2011		28		$11.81		$328	2.56%		0.75%			11.31%	
2010	04/12/2010	28		$10.61		$297	(a)		0.75%			(a)	
VY® BlackRock Inflation Protected Bond Portfolio - Service Class													
2014		214	$10.18	to	$10.35	$2,195	1.28%	0.95%	to	1.40%	1.09%	to	1.57%
2013		277	$10.07	to	$10.19	$2,803	-	0.95%	to	1.40%	-9.93%	to	-9.58%
2012		492	$11.18	to	$11.27	$5,523	0.61%	0.95%	to	1.40%	4.88%	to	5.33%
2011	05/04/2011	317	$10.66	to	$10.70	$3,386	(b)	0.95%	to	1.40%		(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
VY® Clarion Global Real Estate Portfolio - Institutional Class													
2014		156	$13.71	to	$14.83	$2,211	1.34%	0.10%	to	1.25%	12.65%	to	13.32%
2013		146	$12.17	to	$12.54	$1,815	5.80%	0.70%	to	1.25%	2.61%	to	3.21%
2012		158	$11.73	to	$12.15	$1,906	0.74%	0.70%	to	1.50%	24.26%	to	25.26%
2011		165	$9.44	to	$9.70	$1,590	3.61%	0.70%	to	1.50%	-6.63%	to	-5.83%
2010		158	$10.11	to	$10.30	$1,619	7.68%	0.70%	to	1.50%	14.63%	to	15.49%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Clarion Global Real Estate Portfolio - Service Class													
2014		67	$14.41	to	$14.99	$988	1.13%	0.95%	to	1.40%	12.31%	to	12.79%
2013		86	$12.83	to	$13.29	$1,129	5.39%	0.95%	to	1.40%	2.23%	to	2.70%
2012		89	$12.55	to	$12.94	$1,133	0.60%	0.95%	to	1.40%	23.89%	to	24.42%
2011		84	$10.13	to	$10.40	$858	3.30%	0.95%	to	1.40%	-6.64%	to	-6.14%
2010		104	$10.85	to	$11.08	$1,145	8.22%	0.95%	to	1.40%	14.33%	to	14.82%
VY® Clarion Real Estate Portfolio - Service Class													
2014		255	$16.06	to	$18.79	$4,564	1.16%	0.10%	to	1.50%	28.20%	to	28.98%
2013		202	$12.80	to	$14.39	$2,704	1.36%	0.70%	to	1.25%	0.79%	to	1.31%
2012		233	$12.49	to	$13.76	$3,041	0.98%	0.70%	to	1.50%	13.86%	to	14.76%
2011		218	$10.94	to	$11.99	$2,480	1.30%	0.70%	to	1.50%	7.87%	to	8.74%
2010		220	$10.08	to	$11.03	$2,302	3.84%	0.70%	to	1.50%	26.02%	to	27.07%
VY® FMR Diversified Mid Cap Portfolio - Institutional Class													
2014		802	$16.39	to	$17.12	$13,380	0.41%	0.95%	to	1.45%	4.73%	to	5.22%
2013		965	$15.65	to	$16.27	$15,358	0.71%	0.95%	to	1.45%	34.45%	to	35.13%
2012		1,072	$11.41	to	$12.04	$12,661	0.86%	0.95%	to	1.75%	12.97%	to	13.80%
2011		1,250	$10.10	to	$10.58	$13,010	0.20%	0.95%	to	1.75%	-12.33%	to	-11.54%
2010		1,548	$11.44	to	$11.96	$18,278	0.36%	0.95%	to	1.90%	26.27%	to	27.37%
VY® FMR Diversified Mid Cap Portfolio - Service Class													
2014		97	$16.88	to	$22.74	$1,968	0.23%	0.10%	to	1.50%	4.44%	to	5.30%
2013		122	$16.03	to	$21.61	$2,426	0.50%	0.70%	to	1.50%	34.02%	to	35.05%
2012		99	$11.87	to	$16.01	$1,551	0.66%	0.70%	to	1.50%	12.93%	to	13.81%
2011		108	$10.43	to	$14.07	$1,494	0.23%	0.70%	to	1.50%	-12.26%	to	-11.54%
2010		128	$11.79	to	$15.92	$2,007	0.12%	0.70%	to	1.50%	26.45%	to	27.46%
VY® Franklin Income Portfolio - Service Class													
2014		432	$12.37	to	$15.28	$6,191	3.74%	0.95%	to	1.75%	3.19%	to	4.02%
2013		431	$11.95	to	$14.69	$6,040	5.17%	0.95%	to	1.75%	12.64%	to	13.52%
2012		391	$10.57	to	$12.94	$4,905	5.65%	0.95%	to	1.75%	10.65%	to	11.55%
2011		381	$9.52	to	$11.60	$4,340	5.57%	0.95%	to	1.75%	0.73%	to	1.58%
2010		381	$11.00	to	$11.42	$4,307	5.10%	0.95%	to	1.75%	11.00%	to	11.85%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Franklin Mutual Shares Portfolio - Service Class													
2014		132	$13.77	to	$15.15	$1,936	1.12%	0.95%	to	1.75%	5.56%	to	6.47%
2013		118	$13.00	to	$14.23	$1,645	1.08%	0.95%	to	1.75%	25.51%	to	26.49%
2012		119	$10.32	to	$11.25	$1,317	1.46%	0.95%	to	1.75%	11.53%	to	12.50%
2011		144	$9.22	to	$10.00	$1,424	3.63%	0.95%	to	1.75%	-2.53%	to	-1.77%
2010		181	$9.88	to	$10.18	$1,831	0.43%	0.95%	to	1.75%	9.66%	to	10.53%
VY® Franklin Templeton Founding Strategy Portfolio - Service Class													
2014		16	$12.90	to	$13.12	$212	2.42%	0.95%	to	1.40%	1.74%	to	2.18%
2013		9	$12.68	to	$12.84	$118	0.50%	0.95%	to	1.40%	22.28%	to	22.40%
2012	03/05/2012	27	$10.37	to	$10.40	$284	(c)	1.25%	to	1.40%		(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
2010		(c)		(c)		(c)	(c)		(c)			(c)	
VY® Invesco Growth and Income Portfolio - Service Class													
2014		58	$17.20	to	$19.24	$1,041	1.23%	0.10%	to	1.50%	8.48%	to	9.35%
2013		65	$15.73	to	$17.61	$1,080	1.55%	0.70%	to	1.50%	31.89%	to	32.97%
2012		56	$11.83	to	$13.25	$729	1.90%	0.70%	to	1.50%	12.91%	to	13.75%
2011		74	$10.40	to	$11.65	$854	1.17%	0.70%	to	1.50%	-3.65%	to	-2.80%
2010		72	$10.70	to	$12.00	$857	0.23%	0.70%	to	1.50%	10.79%	to	11.69%
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class													
2014		136	$17.31	to	$17.55	$2,362	0.90%	1.25%	to	1.40%	-0.29%	to	-0.11%
2013		294	$13.41	to	$17.57	$4,523	1.10%	0.95%	to	1.40%	-6.82%	to	-6.40%
2012		355	$14.39	to	$18.83	$5,881	-	0.95%	to	1.40%	17.66%	to	18.25%
2011		401	$11.99	to	$15.98	$5,594	1.14%	0.95%	to	1.75%	-19.48%	to	-18.82%
2010		474	$14.89	to	$19.74	$8,255	0.68%	0.95%	to	1.75%	18.55%	to	19.47%
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class													
2014		563	$10.77	to	$22.02	$7,745	1.04%	0.10%	to	1.50%	-0.58%	to	0.28%
2013		349	$10.74	to	$21.98	$6,281	0.79%	0.70%	to	1.50%	-7.12%	to	-6.45%
2012		335	$11.48	to	$23.50	$7,616	-	0.70%	to	1.50%	17.35%	to	18.35%
2011		312	$9.70	to	$19.87	$6,010	0.89%	0.70%	to	1.50%	-19.51%	to	-18.90%
2010		476	$11.96	to	$24.50	$11,521	0.42%	0.70%	to	1.50%	18.53%	to	19.48%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class													
	2014	150	$15.35	to	$24.53	$3,194	0.57%	0.95%	to	1.40%	7.07%	to	7.59%
	2013	157	$14.33	to	$22.80	$3,107	0.94%	0.95%	to	1.75%	36.92%	to	38.01%
	2012	148	$10.43	to	$16.52	$2,220	0.41%	0.95%	to	1.75%	16.87%	to	17.83%
	2011	158	$8.89	to	$14.02	$2,181	0.66%	0.95%	to	1.75%	-2.78%	to	-1.96%
	2010	148	$13.66	to	$14.30	$2,093	0.44%	0.95%	to	1.75%	24.86%	to	25.88%
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class													
	2014	48	$20.09	to	$24.21	$1,091	0.33%	0.10%	to	1.50%	7.01%	to	7.61%
	2013	35	$18.67	to	$22.51	$749	0.84%	0.70%	to	1.25%	37.17%	to	37.99%
	2012	13	$13.53	to	$16.32	$207	-	0.70%	to	1.50%	17.24%	to	17.86%
	2011	14	$11.48	to	$13.85	$187	0.39%	0.70%	to	1.25%	-2.55%	to	-2.05%
	2010	23	11.72	to	$14.15	$324	-	0.70%	to	1.25%	25.11%	to	25.89%
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class													
	2014	1,428	$14.43	to	$21.82	$26,434	1.35%	0.10%	to	1.50%	10.49%	to	11.35%
	2013	1,301	$13.06	to	$19.60	$22,726	1.17%	0.70%	to	1.50%	20.31%	to	21.33%
	2012	1,065	$10.84	to	$16.16	$15,801	1.69%	0.70%	to	1.50%	12.79%	to	13.77%
	2011	900	$9.61	to	$14.22	$12,364	1.91%	0.70%	to	1.50%	1.35%	to	2.11%
	2010	828	$11.38	to	$13.93	$11,444	1.61%	0.70%	to	1.50%	12.37%	to	13.23%
VY® T. Rowe Price Equity Income Portfolio - Service Class													
	2014	319	$15.21	to	$24.66	$5,965	1.78%	0.10%	to	1.50%	5.86%	to	6.68%
	2013	383	$14.36	to	$23.12	$6,855	1.71%	0.70%	to	1.50%	27.82%	to	28.88%
	2012	335	$11.22	to	$17.96	$5,210	1.92%	0.70%	to	1.50%	15.47%	to	16.32%
	2011	438	$9.68	to	$15.44	$5,626	2.00%	0.70%	to	1.50%	-2.41%	to	-1.50%
	2010	432	$9.77	to	$15.76	$5,791	1.50%	0.70%	to	1.75%	12.95%	to	14.11%
VY® T. Rowe Price International Stock Portfolio - Service Class													
	2014	199	$10.64	to	$16.22	$2,586	1.12%	0.10%	to	1.45%	-2.57%	to	-1.85%
	2013	232	$10.84	to	$16.53	$3,113	1.02%	0.70%	to	1.45%	12.69%	to	13.63%
	2012	255	$9.54	to	$14.56	$3,179	0.27%	0.70%	to	1.50%	17.02%	to	17.92%
	2011	325	$8.09	to	$12.35	$3,476	3.52%	0.70%	to	1.50%	-13.67%	to	-13.01%
	2010	382	$9.30	to	$14.20	$4,700	1.36%	0.70%	to	1.50%	12.11%	to	13.00%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Templeton Global Growth Portfolio - Service Class													
2014		35	$12.75	to	$13.26	$456	1.38%	0.95%	to	1.40%	-4.14%	to	-3.70%
2013		41	$13.30	to	$13.77	$562	1.32%	0.95%	to	1.40%	28.88%	to	29.42%
2012		33	$10.32	to	$10.64	$349	1.86%	0.95%	to	1.40%	20.00%	to	20.63%
2011		34	$8.60	to	$8.82	$297	1.60%	0.95%	to	1.40%	-7.03%	to	-6.67%
2010		35	$9.25	to	$9.45	$327	1.23%	0.95%	to	1.40%	6.20%	to	6.78%
Voya Money Market Portfolio - Class I													
2014		3,740	$9.71	to	$15.80	$47,372	-	0.10%	to	1.90%	-1.90%	to	-0.40%
2013		4,149	$9.77	to	$15.92	$52,709	-	0.35%	to	1.90%	-1.74%	to	-0.30%
2012		5,212	$9.84	to	$16.03	$68,966	0.03%	0.35%	to	1.75%	-1.71%	to	-0.30%
2011		6,156	$9.91	to	$16.15	$82,585	0.00%	0.35%	to	1.75%	-1.77%	to	-0.40%
2010		7,277	$9.97	to	$16.27	$97,671	0.02%	0.35%	to	1.90%	-1.68%	to	-0.10%
Voya Money Market Portfolio - Class S													
2014		5		$9.62		$45	-		0.75%			-0.82%	
2013		8		$9.70		$77	-		0.75%			-0.72%	
2012		8		$9.77		$74	-		0.75%			-0.71%	
2011		28		$9.84		$273	-		0.75%			-0.71%	
2010	05/05/2010	32		$9.91		$313	(a)		0.75%			(a)	
Voya Aggregate Bond Portfolio - Service Class													
2014		584	$13.30	to	$17.22	$8,877	1.88%	0.10%	to	1.50%	3.64%	to	4.48%
2013		631	$12.73	to	$16.50	$9,329	3.16%	0.70%	to	1.50%	-3.39%	to	-2.60%
2012		810	$13.07	to	$16.94	$13,448	2.88%	0.70%	to	1.50%	6.32%	to	7.13%
2011		836	$12.20	to	$15.82	$12,993	2.59%	0.70%	to	1.50%	1.73%	to	2.52%
2010		997	$11.90	to	$15.44	$15,202	3.38%	0.70%	to	1.50%	5.93%	to	6.82%
Voya Global Bond Portfolio - Initial Class													
2014		1,659	$12.13	to	$14.31	$22,507	0.82%	0.10%	to	2.25%	-1.82%	to	0.00%
2013		1,927	$12.17	to	$14.37	$26,454	2.03%	0.35%	to	2.25%	-6.15%	to	-4.31%
2012		2,338	$12.76	to	$15.08	$34,048	5.98%	0.35%	to	2.25%	5.47%	to	7.53%
2011		2,756	$11.91	to	$14.09	$37,677	7.33%	0.35%	to	2.25%	1.43%	to	3.33%
2010		3,344	$11.57	to	$13.70	$44,608	3.12%	0.35%	to	2.25%	13.30%	to	15.50%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Bond Portfolio - Service Class													
	2014	6	$13.29			$79	-	1.25%			-1.12%		
	2013	7	$13.44			$95	1.72%	1.25%			-5.49%		
	2012	10	$14.22			$137	4.95%	1.25%			6.28%		
	2011	11	$13.38			$146	13.79%	1.25%			2.22%		
	2010	9	$13.09			$115	2.69%	1.25%			14.12%		
Voya Solution 2015 Portfolio - Service Class													
	2014	223	$13.20	to	$14.75	$3,107	2.67%	0.35%	to	1.50%	4.18%	to	5.37%
	2013	214	$12.56	to	$14.05	$2,821	3.29%	0.35%	to	1.50%	7.51%	to	8.28%
	2012	167	$11.60	to	$12.98	$2,108	5.72%	0.70%	to	1.50%	9.77%	to	10.69%
	2011	278	$10.48	to	$11.73	$3,208	3.04%	0.70%	to	1.50%	-2.19%	to	-1.41%
	2010	316	$10.63	to	$11.90	$3,709	2.28%	0.70%	to	1.50%	9.61%	to	10.50%
Voya Solution 2025 Portfolio - Service Class													
	2014	276	$13.76	to	$15.40	$3,909	2.12%	0.35%	to	1.50%	3.99%	to	5.22%
	2013	255	$13.13	to	$14.70	$3,450	2.22%	0.35%	to	1.50%	14.56%	to	15.90%
	2012	219	$11.36	to	$12.73	$2,664	2.61%	0.35%	to	1.50%	11.81%	to	12.99%
	2011	201	$10.09	to	$11.31	$2,159	1.93%	0.35%	to	1.50%	-4.53%	to	-3.40%
	2010	215	$10.48	to	$11.75	$2,404	1.54%	0.35%	to	1.50%	12.04%	to	13.37%
Voya Solution 2035 Portfolio - Service Class													
	2014	476	$14.18	to	$15.37	$6,894	2.01%	0.10%	to	1.25%	4.34%	to	5.29%
	2013	444	$13.51	to	$15.38	$6,162	1.91%	0.35%	to	1.50%	18.89%	to	19.98%
	2012	368	$11.30	to	$12.87	$4,430	2.07%	0.35%	to	1.25%	13.67%	to	14.64%
	2011	325	$9.89	to	$11.27	$3,402	1.59%	0.35%	to	1.25%	-5.79%	to	-4.92%
	2010	296	$10.44	to	$11.90	$3,271	1.18%	0.35%	to	1.25%	13.10%	to	14.16%
Voya Solution 2045 Portfolio - Service Class													
	2014	225	$14.30	to	$16.60	$3,274	1.70%	0.10%	to	1.50%	4.54%	to	5.38%
	2013	195	$13.57	to	$15.76	$2,739	1.64%	0.70%	to	1.50%	21.56%	to	22.58%
	2012	154	$11.07	to	$12.87	$1,784	1.93%	0.70%	to	1.50%	13.76%	to	14.72%
	2011	141	$9.65	to	$11.23	$1,424	1.18%	0.35%	to	1.50%	-6.56%	to	-5.41%
	2010	87	$10.25	to	$11.92	$940	1.12%	0.35%	to	1.50%	13.39%	to	14.73%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution Income Portfolio - Service Class													
2014		76	$13.30	to	$14.56	$1,099	2.52%	0.10%	to	1.25%	4.44%	to	4.97%
2013		83	$12.67	to	$13.88	$1,127	3.10%	0.70%	to	1.25%	5.64%	to	6.29%
2012		93	$11.92	to	$13.07	$1,197	5.11%	0.70%	to	1.25%	8.45%	to	9.01%
2011		91	$10.94	to	$11.99	$1,072	3.38%	0.70%	to	1.25%	-0.94%	to	-0.36%
2010		74	$10.98	to	$12.04	$879	2.76%	0.70%	to	1.25%	8.33%	to	8.82%
VY® American Century Small-Mid Cap Value Portfolio - Service Class													
2014		138	$20.81	to	$33.37	$3,190	1.21%	0.10%	to	1.50%	10.79%	to	12.08%
2013		123	$18.63	to	$29.95	$2,769	1.16%	0.35%	to	1.50%	29.71%	to	30.86%
2012		104	$14.28	to	$23.02	$1,878	1.11%	0.35%	to	1.25%	14.91%	to	15.94%
2011		110	$12.36	to	$19.97	$1,740	0.95%	0.35%	to	1.25%	-4.36%	to	-3.46%
2010		131	$13.00	to	$20.82	$2,244	1.13%	0.35%	to	1.25%	20.45%	to	21.61%
VY® Baron Growth Portfolio - Service Class													
2014		293	$15.26	to	$34.48	$6,303	0.07%	0.10%	to	1.50%	2.77%	to	3.59%
2013		359	$14.84	to	$33.36	$7,548	1.29%	0.70%	to	1.50%	36.82%	to	37.91%
2012		258	$10.84	to	$24.25	$4,561	-	0.70%	to	1.50%	17.89%	to	18.82%
2011		248	$9.18	to	$20.46	$3,850	-	0.70%	to	1.50%	0.69%	to	1.54%
2010		239	$9.99	to	$20.21	$3,700	-	0.70%	to	1.75%	24.25%	to	25.62%
VY® Columbia Contrarian Core Portfolio - Service Class													
2014		150	$14.85	to	$22.46	$2,473	0.79%	0.10%	to	1.50%	11.13%	to	12.03%
2013		176	$13.35	to	$20.10	$2,612	1.41%	0.70%	to	1.50%	32.73%	to	33.85%
2012		182	$10.05	to	$15.06	$2,062	0.29%	0.70%	to	1.50%	10.60%	to	11.44%
2011		201	$9.05	to	$13.54	$2,042	1.03%	0.70%	to	1.50%	-6.12%	to	-5.31%
2010		245	$9.64	to	$14.34	$2,620	0.39%	0.70%	to	1.50%	10.40%	to	11.28%
VY® Columbia Small Cap Value II Portfolio - Service Class													
2014		42	$15.46	to	$18.21	$683	0.15%	0.10%	to	1.40%	2.86%	to	3.63%
2013		40	$15.03	to	$17.37	$621	0.96%	0.70%	to	1.40%	38.02%	to	38.93%
2012		38	$10.89	to	$11.38	$419	0.23%	0.75%	to	1.40%	12.62%	to	13.35%
2011		45	$9.67	to	$10.04	$446	0.52%	0.75%	to	1.40%	-4.07%	to	-3.37%
2010		70	$10.08	to	$10.39	$719	0.87%	0.75%	to	1.40%	23.53%	to	24.28%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Invesco Comstock Portfolio - Service Class													
	2014	75	$17.99	to	$24.55	$1,459	2.04%	0.10%	to	1.50%	7.51%	to	8.37%
	2013	68	$16.60	to	$22.71	$1,289	0.84%	0.70%	to	1.50%	33.00%	to	34.09%
	2012	58	$12.38	to	$16.98	$862	1.19%	0.70%	to	1.50%	16.82%	to	17.79%
	2011	64	$10.51	to	$14.45	$813	1.37%	0.70%	to	1.50%	-3.51%	to	-2.78%
	2010	72	$10.81	to	$14.90	$937	1.33%	0.70%	to	1.50%	13.41%	to	14.39%
VY® Invesco Equity and Income Portfolio - Initial Class													
	2014	4,454	$16.84	to	$18.78	$80,865	1.86%	0.10%	to	1.75%	7.05%	to	8.55%
	2013	3,140	$15.56	to	$17.37	$52,976	1.40%	0.35%	to	1.75%	22.76%	to	24.59%
	2012	3,462	$12.54	to	$14.03	$47,507	2.28%	0.35%	to	1.75%	10.85%	to	12.31%
	2011	4,118	$11.20	to	$12.56	$50,725	2.13%	0.35%	to	1.75%	-2.86%	to	-1.39%
	2010	4,907	$11.40	to	$12.82	$61,835	1.73%	0.35%	to	1.75%	10.37%	to	11.94%
VY® JPMorgan Mid Cap Value Portfolio - Service Class													
	2014	150	$20.62	to	$35.80	$3,877	0.87%	0.10%	to	1.50%	13.29%	to	14.57%
	2013	134	$18.06	to	$31.44	$3,218	0.63%	0.35%	to	1.50%	29.54%	to	31.11%
	2012	110	$13.83	to	$24.13	$2,176	0.74%	0.35%	to	1.50%	18.26%	to	19.63%
	2011	111	$11.60	to	$20.29	$1,872	0.88%	0.35%	to	1.50%	0.29%	to	1.47%
	2010	106	$11.47	to	$20.12	$1,745	0.68%	0.35%	to	1.50%	21.11%	to	22.49%
VY® Oppenheimer Global Portfolio - Initial Class													
	2014	3,939	$15.80	to	$19.54	$72,781	1.15%	0.10%	to	1.90%	0.34%	to	1.95%
	2013	4,579	$15.55	to	$19.28	$83,809	1.35%	0.35%	to	1.90%	24.68%	to	26.69%
	2012	5,210	$12.32	to	$15.31	$77,309	1.28%	0.35%	to	1.90%	19.40%	to	21.26%
	2011	5,948	$10.20	to	$12.70	$73,458	1.50%	0.35%	to	1.90%	-9.84%	to	-8.41%
	2010	6,770	$11.18	to	$13.96	$92,120	1.58%	0.35%	to	1.90%	13.88%	to	15.66%
VY® Pioneer High Yield Portfolio - Initial Class													
	2014	901	$16.81	to	$19.37	$15,880	5.04%	0.10%	to	1.75%	-1.41%	to	-0.36%
	2013	1,012	$17.05	to	$19.44	$17,988	4.97%	0.70%	to	1.75%	10.36%	to	11.54%
	2012	1,074	$15.45	to	$17.44	$17,097	6.01%	0.70%	to	1.75%	14.19%	to	15.46%
	2011	1,172	$13.53	to	$15.12	$16,258	5.71%	0.70%	to	1.75%	-2.45%	to	-1.40%
	2010	1,392	$13.82	to	$15.34	$19,661	6.04%	0.70%	to	1.90%	16.72%	to	18.09%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class													
2014		2,048	$19.22	to	$24.07	$46,522	0.26%	0.10%	to	1.50%	10.18%	to	11.48%
2013		2,349	$17.31	to	$21.73	$48,397	0.29%	0.35%	to	1.75%	32.79%	to	34.73%
2012		2,619	$12.90	to	$16.23	$41,061	0.50%	0.35%	to	1.75%	14.15%	to	15.68%
2011		3,031	$11.18	to	$14.11	$41,422	0.34%	0.35%	to	1.75%	-5.45%	to	-4.06%
2010		3,375	$11.70	to	$14.79	$48,429	0.28%	0.35%	to	1.90%	26.01%	to	28.03%
VY® T. Rowe Price Growth Equity Portfolio - Initial Class													
2014		1,034	$15.81	to	$50.77	$37,050	-	0.10%	to	1.50%	7.08%	to	8.31%
2013		1,072	$14.76	to	$47.38	$37,679	0.02%	0.35%	to	1.50%	37.20%	to	38.78%
2012		1,093	$10.75	to	$34.50	$29,888	0.16%	0.35%	to	1.50%	17.13%	to	18.53%
2011		1,207	$9.17	to	$29.43	$28,652	-	0.35%	to	1.50%	-2.57%	to	-1.45%
2010		1,303	$10.93	to	$30.17	$32,431	0.03%	0.35%	to	1.50%	15.12%	to	16.42%
VY® Templeton Foreign Equity Portfolio - Initial Class													
2014		1,468	$9.38	to	$11.75	$14,838	2.50%	0.10%	to	1.90%	-8.31%	to	-6.94%
2013		1,607	$10.23	to	$12.52	$17,537	1.46%	0.35%	to	1.90%	17.99%	to	19.83%
2012		1,929	$8.67	to	$10.34	$17,443	1.57%	0.35%	to	1.90%	16.53%	to	18.44%
2011		1,868	$7.44	to	$8.73	$14,333	1.94%	0.35%	to	1.90%	-13.59%	to	-12.26%
2010		2,227	$8.61	to	$9.95	$19,635	2.22%	0.35%	to	1.90%	6.69%	to	8.51%
Voya Strategic Allocation Conservative Portfolio - Class I													
2014		290	$14.24	to	$26.50	$6,582	2.63%	0.10%	to	1.50%	5.05%	to	6.26%
2013		348	$13.45	to	$25.04	$7,505	2.52%	0.35%	to	1.50%	10.41%	to	11.34%
2012		357	$12.08	to	$22.50	$6,993	2.74%	0.70%	to	1.50%	10.68%	to	11.54%
2011		430	$10.83	to	$20.19	$7,590	4.58%	0.70%	to	1.50%	0.28%	to	1.12%
2010		505	$10.71	to	$19.98	$8,905	4.40%	0.70%	to	1.50%	9.40%	to	10.30%
Voya Strategic Allocation Growth Portfolio - Class I													
2014		474	$12.35	to	$28.66	$9,374	2.07%	0.10%	to	2.25%	4.22%	to	6.14%
2013		474	$11.85	to	$27.09	$9,730	1.65%	0.35%	to	2.25%	19.70%	to	22.04%
2012		421	$9.90	to	$22.30	$7,948	1.54%	0.35%	to	2.25%	12.37%	to	14.57%
2011		457	$8.81	to	$19.54	$7,550	2.72%	0.35%	to	2.25%	-5.06%	to	-3.28%
2010		506	$9.28	to	$20.28	$8,728	3.63%	0.35%	to	2.25%	10.61%	to	12.73%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Strategic Allocation Moderate Portfolio - Class I													
2014		463	$12.77	to	$27.26	$9,616	2.41%	0.10%	to	2.25%	4.33%	to	6.29%
2013		499	$12.24	to	$25.74	$10,224	2.12%	0.35%	to	2.25%	13.97%	to	16.22%
2012		530	$10.74	to	$22.25	$9,615	2.15%	0.35%	to	2.25%	11.07%	to	13.23%
2011		592	$9.67	to	$19.73	$9,597	3.47%	0.35%	to	2.25%	-2.72%	to	-0.94%
2010		645	$9.94	to	$19.99	$10,595	4.10%	0.35%	to	2.25%	9.47%	to	11.68%
Voya Growth and Income Portfolio - Class A													
2014		112	$16.15			$1,814	1.53%	1.25%			8.83%		
2013		124	$14.84			$1,846	0.87%	1.25%			28.48%		
2012		138	$11.55			$1,591	1.38%	1.25%			13.79%		
2011	01/21/2011	157	$10.15			$1,594	(b)	1.25%			(b)		
2010		(b)	(b)			(b)	(b)	(b)			(b)		
Voya Growth and Income Portfolio - Class I													
2014		8,057	$11.20	to	$471.05	$244,610	1.94%	0.10%	to	2.25%	8.21%	to	10.32%
2013		8,983	$10.35	to	$429.48	$248,811	1.36%	0.35%	to	2.25%	27.78%	to	30.26%
2012		8,089	$8.10	to	$331.80	$198,559	1.82%	0.35%	to	2.25%	13.29%	to	15.30%
2011		9,359	$7.15	to	$289.30	$198,743	1.24%	0.35%	to	2.25%	-2.59%	to	-0.57%
2010		10,173	$7.34	to	$292.82	$225,273	1.04%	0.35%	to	2.25%	11.72%	to	13.76%
Voya Emerging Markets Index Portfolio - Class I													
2014	08/05/2014	-	$9.59			$2	(d)	0.10%			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
2011		(d)	(d)			(d)	(d)	(d)			(d)		
2010		(d)	(d)			(d)	(d)	(d)			(d)		
Voya Euro STOXX 50® Index Portfolio - Class I													
2014		4	$10.64			$46	4.35%	0.75%			-9.83%		
2013		4	$11.80			$46	4.65%	0.75%			25.13%		
2012		4	$9.43			$40	5.41%	0.75%			21.52%		
2011		4	$7.76			$34	2.94%	0.75%			-17.62%		
2010	04/12/2010	4	$9.42			$34	(a)	0.75%			(a)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Plus LargeCap Portfolio - Class I													
2014		3,091	$12.85	to	$34.69	$68,972	1.48%	0.10%	to	2.25%	11.32%	to	13.41%
2013		3,587	$11.49	to	$30.70	$71,271	1.85%	0.35%	to	2.25%	30.00%	to	32.49%
2012		4,010	$8.79	to	$23.27	$62,530	1.68%	0.35%	to	2.25%	11.81%	to	14.01%
2011		4,686	$7.82	to	$20.48	$64,463	1.92%	0.35%	to	2.25%	-2.21%	to	-0.38%
2010		5,572	$7.84	to	$20.66	$77,272	1.95%	0.35%	to	2.25%	11.35%	to	13.57%
Voya Index Plus MidCap Portfolio - Class I													
2014		328	$18.10	to	$41.20	$7,906	0.82%	0.10%	to	1.50%	7.93%	to	9.18%
2013		357	$16.64	to	$37.90	$8,351	1.34%	0.35%	to	1.50%	32.57%	to	34.07%
2012		374	$12.45	to	$28.40	$9,658	0.92%	0.35%	to	1.50%	15.93%	to	17.30%
2011		403	$10.65	to	$24.32	$8,915	0.81%	0.35%	to	1.50%	-2.62%	to	-1.46%
2010		433	$10.85	to	$24.80	$9,868	1.09%	0.35%	to	1.50%	20.12%	to	21.48%
Voya Index Plus SmallCap Portfolio - Class I													
2014		193	$17.98	to	$29.63	$4,193	0.59%	0.10%	to	1.50%	3.87%	to	5.07%
2013		216	$17.17	to	$28.33	$4,581	0.93%	0.35%	to	1.50%	40.56%	to	42.22%
2012		186	$12.12	to	$20.01	$3,348	0.61%	0.35%	to	1.50%	10.71%	to	11.98%
2011		219	$10.86	to	$17.95	$3,572	0.76%	0.35%	to	1.50%	-2.20%	to	-1.08%
2010		248	$11.02	to	$18.23	$4,105	0.72%	0.35%	to	1.50%	21.06%	to	22.42%
Voya International Index Portfolio - Class I													
2014		921	$8.87	to	$17.16	$14,009	1.15%	0.10%	to	1.75%	-7.56%	to	-6.56%
2013		580	$9.57	to	$18.41	$8,699	2.27%	0.70%	to	1.75%	19.33%	to	20.59%
2012		627	$8.00	to	$15.31	$7,856	2.86%	0.70%	to	1.75%	16.65%	to	17.88%
2011		687	$6.84	to	$13.02	$7,623	2.73%	0.70%	to	1.75%	-13.75%	to	-12.75%
2010		784	$7.91	to	$14.96	$10,272	3.55%	0.70%	to	1.75%	5.96%	to	7.06%
Voya International Index Portfolio - Class S													
2014		7		$15.16		$111	0.82%		1.25%			-7.39%	
2013		8		$16.37		$134	-		1.25%			19.66%	
2012		1		$13.68		$16	4.00%		1.25%			17.02%	
2011		3		$11.69		$34	2.30%		1.25%			-13.54%	
2010		4		$13.52		$53	2.11%		1.25%			6.29%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Large Cap Growth Index Portfolio - Class I													
2014		1,259	$20.24	to	$25.36	$28,067	1.28%	0.10%	to	1.75%	11.08%	to	12.33%
2013		1,444	$18.03	to	$22.32	$28,735	1.46%	0.70%	to	1.75%	29.68%	to	31.06%
2012		1,669	$13.76	to	$16.58	$25,455	1.21%	0.70%	to	1.75%	12.48%	to	13.72%
2011		1,853	$12.11	to	$14.60	$24,962	1.27%	0.70%	to	1.75%	2.39%	to	3.48%
2010		2,128	$11.71	to	$14.18	$27,852	0.66%	0.70%	to	1.90%	10.67%	to	11.92%
Voya Russell™ Large Cap Index Portfolio - Class I													
2014		791	$14.83	to	$24.45	$17,991	1.58%	0.10%	to	2.25%	10.42%	to	12.10%
2013		844	$13.33	to	$21.86	$17,423	1.62%	0.70%	to	2.25%	29.12%	to	31.14%
2012		907	$10.25	to	$16.71	$14,334	2.54%	0.70%	to	2.25%	12.97%	to	14.70%
2011		1,047	$9.00	to	$14.60	$14,736	1.78%	0.75%	to	2.25%	0.29%	to	1.76%
2010		1,418	$8.91	to	$14.37	$19,011	3.38%	0.70%	to	2.25%	9.70%	to	11.43%
Voya Russell™ Large Cap Value Index Portfolio - Class I													
2014		324	$10.89	to	$23.18	$7,158	1.56%	0.10%	to	1.75%	10.43%	to	11.62%
2013		385	$16.69	to	$20.81	$7,738	1.70%	0.75%	to	1.75%	29.56%	to	30.90%
2012		473	$12.75	to	$15.94	$7,317	1.90%	0.75%	to	1.75%	14.18%	to	15.28%
2011		526	$11.06	to	$13.84	$7,094	1.74%	0.75%	to	1.75%	-0.95%	to	0.09%
2010		635	$11.05	to	$13.86	$8,621	1.52%	0.75%	to	1.75%	9.45%	to	10.35%
Voya Russell™ Large Cap Value Index Portfolio - Class S													
2014		81	$22.29	to	$22.48	$1,817	1.38%	1.25%	to	1.40%	10.68%	to	10.79%
2013		75	$20.14	to	$20.29	$1,517	1.43%	1.25%	to	1.40%	29.60%	to	29.81%
2012		82	$15.54	to	$15.63	$1,276	1.72%	1.25%	to	1.40%	14.35%	to	14.51%
2011		94	$13.59	to	$13.65	$1,283	1.55%	1.25%	to	1.40%	-0.88%	to	-0.66%
2010		113	$13.71	to	$13.74	$1,547	1.41%	1.25%	to	1.40%	9.59%	to	9.74%
Voya Russell™ Mid Cap Growth Index Portfolio - Class S													
2014		60	$25.30	to	$27.09	$1,595	0.15%	0.70%	to	1.50%	9.48%	to	10.34%
2013		45	$23.11	to	$24.63	$1,080	0.75%	0.70%	to	1.50%	32.89%	to	33.86%
2012		45	$17.39	to	$17.88	$795	0.29%	0.75%	to	1.50%	13.73%	to	14.69%
2011		37	$15.29	to	$15.59	$576	0.64%	0.75%	to	1.50%	-3.65%	to	-2.93%
2010		23	$15.87	to	$16.06	$367	-	0.75%	to	1.50%	23.98%	to	24.88%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Mid Cap Index Portfolio - Class I													
2014		81	$16.72	to	$21.57	$1,582	0.59%	0.10%	to	1.25%	11.24%	to	11.90%
2013		47	$15.03	to	$19.28	$789	0.96%	0.70%	to	1.25%	32.54%	to	33.28%
2012		55	$11.34	to	$14.48	$667	1.03%	0.75%	to	1.25%	15.60%	to	16.21%
2011		48	$9.81	to	$12.46	$500	1.58%	0.75%	to	1.25%	-3.06%	to	-2.63%
2010		23	$10.12	to	$12.80	$260	0.48%	0.75%	to	1.25%	23.72%	to	24.36%
Voya Russell™ Small Cap Index Portfolio - Class I													
2014		80	$16.75	to	$20.06	$1,447	0.95%	0.10%	to	1.25%	3.65%	to	4.15%
2013		63	$16.16	to	$19.26	$1,082	1.36%	0.75%	to	1.25%	37.07%	to	37.71%
2012		67	$11.79	to	$13.99	$831	0.71%	0.75%	to	1.25%	14.58%	to	15.17%
2011		53	$10.29	to	$12.15	$571	1.06%	0.75%	to	1.25%	-5.16%	to	-4.63%
2010		33	$10.77	to	$12.74	$373	-	0.75%	to	1.50%	24.86%	to	25.46%
Voya Small Company Portfolio - Class I													
2014		739	$18.13	to	$52.29	$27,287	0.35%	0.10%	to	1.90%	4.49%	to	6.16%
2013		854	$17.14	to	$49.45	$30,613	0.51%	0.35%	to	1.90%	35.18%	to	37.30%
2012		927	$12.53	to	$36.16	$25,858	0.41%	0.35%	to	1.90%	12.32%	to	14.13%
2011		1,068	$11.02	to	$31.82	$26,266	0.41%	0.35%	to	1.90%	-4.35%	to	-2.87%
2010		1,304	$11.38	to	$32.87	$33,287	0.53%	0.35%	to	1.90%	21.98%	to	24.03%
Voya International Value Portfolio - Class I													
2014		119	$9.72	to	$16.84	$1,480	3.13%	0.10%	to	1.50%	-6.40%	to	-5.63%
2013		110	$10.30	to	$17.89	$1,520	2.54%	0.70%	to	1.50%	19.48%	to	20.47%
2012		105	$8.55	to	$14.90	$1,399	2.56%	0.70%	to	1.50%	17.41%	to	18.32%
2011		118	$7.23	to	$12.61	$1,333	2.68%	0.70%	to	1.50%	-16.21%	to	-15.54%
2010		139	$8.56	to	$14.97	$1,872	1.81%	0.70%	to	1.50%	0.94%	to	1.78%
Voya MidCap Opportunities Portfolio - Class I													
2014		334	$12.55	to	$27.24	$5,968	0.39%	0.10%	to	1.75%	6.90%	to	8.45%
2013		401	$11.74	to	$32.78	$6,779	0.05%	0.35%	to	1.75%	29.99%	to	31.05%
2012		102	$14.14	to	$19.25	$1,899	0.53%	0.70%	to	1.50%	12.78%	to	13.39%
2011		111	$12.47	to	$22.17	$1,849	-	0.70%	to	1.25%	-1.77%	to	-1.19%
2010		116	$12.62	to	$22.49	$1,993	0.72%	0.70%	to	1.25%	28.71%	to	29.44%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya MidCap Opportunities Portfolio - Class S													
2014		151	$13.87	to	$23.09	$3,108	0.35%	0.95%	to	1.40%	7.01%	to	7.55%
2013		195	$12.96	to	$21.47	$3,805	-	0.95%	to	1.40%	29.85%	to	30.44%
2012		219	$9.98	to	$16.46	$3,372	0.41%	0.95%	to	1.40%	12.26%	to	12.82%
2011		247	$8.89	to	$14.59	$3,438	-	0.95%	to	1.45%	-2.26%	to	-1.75%
2010		238	$14.14	to	$14.85	$3,477	0.46%	0.95%	to	1.45%	28.08%	to	28.79%
Voya SmallCap Opportunities Portfolio - Class I													
2014		61	$17.16	to	$30.45	$1,175	-	0.10%	to	1.25%	4.32%	to	4.88%
2013		67	$16.45	to	$29.11	$1,196	-	0.70%	to	1.25%	37.31%	to	38.02%
2012		71	$11.98	to	$21.13	$898	-	0.70%	to	1.25%	13.77%	to	14.42%
2011		69	$10.53	to	$18.52	$767	-	0.70%	to	1.25%	-0.38%	to	0.17%
2010		77	$10.57	to	$18.54	$852	-	0.70%	to	1.25%	30.66%	to	31.40%
Voya SmallCap Opportunities Portfolio - Class S													
2014		164	$14.80	to	$16.45	$2,559	-	0.95%	to	1.40%	3.83%	to	4.38%
2013		197	$14.25	to	$15.76	$2,973	-	0.95%	to	1.45%	36.73%	to	37.40%
2012		208	$10.42	to	$11.47	$2,297	-	0.95%	to	1.45%	13.19%	to	13.79%
2011		211	$9.19	to	$10.08	$2,075	-	0.95%	to	1.45%	-0.83%	to	-0.40%
2010		249	$9.63	to	$10.12	$2,465	-	0.95%	to	1.45%	30.11%	to	30.75%
Wanger International													
2014		188	$11.64	to	$14.32	$2,421	1.52%	0.10%	to	1.50%	-5.83%	to	-5.06%
2013		196	$12.36	to	$14.91	$2,587	2.73%	0.70%	to	1.50%	20.59%	to	21.45%
2012		163	$10.25	to	$11.89	$1,742	1.22%	0.70%	to	1.50%	19.74%	to	20.71%
2011		193	$8.56	to	$9.85	$1,705	4.82%	0.70%	to	1.50%	-15.91%	to	-15.16%
2010		191	$10.18	to	$11.61	$1,990	2.29%	0.70%	to	1.50%	23.29%	to	24.04%
Wanger Select													
2014		151	$15.64	to	$22.28	$2,770	-	0.10%	to	1.50%	1.58%	to	2.42%
2013		141	$15.27	to	$21.76	$2,884	0.29%	0.70%	to	1.50%	32.55%	to	33.60%
2012		163	$11.43	to	$16.29	$2,636	0.44%	0.70%	to	1.50%	16.74%	to	17.59%
2011		170	$9.72	to	$13.86	$2,332	2.16%	0.70%	to	1.50%	-18.91%	to	-18.25%
2010		208	$11.89	to	$16.96	$3,507	0.54%	0.70%	to	1.50%	24.65%	to	25.69%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Wanger USA													
2014		50	$18.28	to	$23.40	$1,013	-	0.10%	to	1.50%	3.20%	to	4.10%
2013		60	$17.56	to	$22.50	$1,247	0.09%	0.70%	to	1.50%	31.80%	to	32.83%
2012		53	$13.22	to	$16.95	$880	0.38%	0.70%	to	1.50%	18.15%	to	19.11%
2011		50	$11.10	to	$14.23	$705	-	0.70%	to	1.50%	-4.88%	to	-4.15%
2010		55	$11.58	to	$14.86	$807	-	0.70%	to	1.50%	21.50%	to	22.54%

(a) As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.

(b) As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.

(c) As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.

(d) As investment Division had no investments until 2014, this data is not meaningful and is therefore not presented.

(e) As investment Division is wholly comprised of new contracts at the end of the year, this data is not meaningful and is therefore not presented.

A The Fund Inception Date represents the first date the fund received money.

B The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investments income is determined by the timing of declaration of dividends by the underlaying fund in which the Division invests.

C The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)

Report of Independent Registered Public Accounting Firm

The Board of Directors
Voya Retirement Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of Voya Retirement Insurance and Annuity Company and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Voya Retirement Insurance and Annuity Company and subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 27, 2015

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2014 and 2013
(In millions, except share and per share data)

	As of December 31,	
	2014	2013
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $19,085.0 as of 2014 and $19,096.7 as of 2013)	$ 20,655.6	$ 19,944.4
Fixed maturities, at fair value using the fair value option	725.7	621.3
Equity securities, available-for-sale, at fair value (cost of $107.4 as of 2014 and $119.4 as of 2013)	121.9	134.9
Short-term investments	241.5	15.0
Mortgage loans on real estate, net of valuation allowance of $1.1 as of 2014 and $1.2 as of 2013	3,513.0	3,396.1
Policy loans	239.1	242.0
Limited partnerships/corporations	248.4	180.9
Derivatives	562.0	464.4
Securities pledged (amortized cost of $224.4 as of 2014 and $137.9 as of 2013)	235.3	140.1
Total investments	26,542.5	25,139.1
Cash and cash equivalents	481.2	378.9
Short-term investments under securities loan agreements, including collateral delivered	325.4	135.8
Accrued investment income	285.2	285.0
Reinsurance recoverable	1,929.5	2,016.6
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	939.1	1,189.7
Notes receivable from affiliate	175.0	175.0
Current income tax recoverable	10.1	—
Due from affiliates	60.6	62.9
Property and equipment	74.8	78.4
Other assets	170.0	114.0
Assets held in separate accounts	62,808.1	60,104.9
Total assets	$ 93,801.5	$ 89,680.3

The accompanying notes are an integral part of these Consolidated Financial Statements.

C-3

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2014 and 2013
(In millions, except share and per share data)

	As of December 31,	
	2014	**2013**
Liabilities and Shareholder's Equity		
Future policy benefits and contract owner account balances	$ 25,129.9	$ 24,589.6
Payable for securities purchased	12.1	13.7
Payables under securities loan agreements, including collateral held	617.1	264.4
Long-term debt	4.9	4.9
Due to affiliates	111.1	121.6
Derivatives	217.0	216.6
Current income tax payable to Parent	—	74.1
Deferred income taxes	367.5	190.1
Other liabilities	572.0	347.0
Liabilities related to separate accounts	62,808.1	60,104.9
Total liabilities	89,839.7	85,926.9
Shareholder's equity:		
Common stock (100,000 shares authorized, 55,000 issued and outstanding as of 2014 and 2013; $50 par value per share)	2.8	2.8
Additional paid-in capital	3,583.9	3,953.3
Accumulated other comprehensive income (loss)	841.5	495.4
Retained earnings (deficit)	(466.4)	(698.1)
Total shareholder's equity	3,961.8	3,753.4
Total liabilities and shareholder's equity	$ 93,801.5	$ 89,680.3

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2014, 2013 and 2012
(In millions)

		Year Ended December 31,			
		2014		**2013**	**2012**
Revenues:					
Net investment income	$	1,389.4	$ 1,367.0	$	1,348.8
Fee income		784.1	744.3		648.8
Premiums		88.8	37.3		36.0
Broker-dealer commission revenue		244.9	242.1		225.5
Net realized capital gains (losses):					
Total other-than-temporary impairments		(7.1)	(9.4)		(14.1)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)		—	(3.5)		(3.2)
Net other-than-temporary impairments recognized in earnings		(7.1)	(5.9)		(10.9)
Other net realized capital gains (losses)		(132.5)	(136.3)		70.2
Total net realized capital gains (losses)		(139.6)	(142.2)		59.3
Other revenue		4.4	(1.8)		—
Total revenues		2,372.0	2,246.7		2,318.4
Benefits and expenses:					
Interest credited and other benefits to contract owners/ policyholders		927.8	747.1		746.7
Operating expenses		783.9	707.7		696.5
Broker-dealer commission expense		244.9	242.1		225.5
Net amortization of Deferred policy acquisition costs and Value of business acquired		109.2	58.3		131.1
Interest expense		—	1.0		2.0
Total benefits and expenses		2,065.8	1,756.2		1,801.8
Income (loss) before income taxes		306.2	490.5		516.6
Income tax expense (benefit)		74.5	207.0		191.2
Net income (loss)	$	231.7	$ 283.5	$	325.4

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2014, 2013 and 2012
(In millions)

| | Year Ended December 31, | | |
	2014	2013	2012
Net income (loss)	$ 231.7	$ 283.5	$ 325.4
Other comprehensive income (loss), before tax:			
Unrealized gains/losses on securities	531.8	(907.4)	408.7
Other-than-temporary impairments	5.1	2.7	10.6
Pension and other postretirement benefits liability	(2.2)	(2.2)	(2.2)
Other comprehensive income (loss), before tax	534.7	(906.9)	417.1
Income tax expense (benefit) related to items of other comprehensive income (loss)	188.6	(379.3)	141.6
Other comprehensive income (loss), after tax	346.1	(527.6)	275.5
Comprehensive income (loss)	$ 577.8	$ (244.1)	$ 600.9

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2014, 2013 and 2012
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2012	$ 2.8	$ 4,533.0	$ 747.5	$ (1,307.0)	$ 3,976.3
Comprehensive income (loss):					
Net income (loss)	—	—	—	325.4	325.4
Other comprehensive income (loss), after tax	—	—	275.5	—	275.5
Total comprehensive income (loss)					600.9
Dividends paid and distributions of capital	—	(340.0)	—	—	(340.0)
Employee related benefits	—	24.2	—	—	24.2
Balance at December 31, 2012	2.8	4,217.2	1,023.0	(981.6)	4,261.4
Comprehensive income (loss):					
Net income (loss)	—	—	—	283.5	283.5
Other comprehensive income (loss), after tax	—	—	(527.6)	—	(527.6)
Total comprehensive income (loss)					(244.1)
Dividends paid and distributions of capital	—	(264.0)	—	—	(264.0)
Employee related benefits	—	0.1	—	—	0.1
Balance at December 31, 2013	2.8	3,953.3	495.4	(698.1)	3,753.4
Comprehensive income (loss):					
Net income (loss)	—	—	—	231.7	231.7
Other comprehensive income (loss), after tax	—	—	346.1	—	346.1
Total comprehensive income (loss)					577.8
Dividends paid and distributions of capital	—	(371.0)	—	—	(371.0)
Employee related benefits	—	1.6	—	—	1.6
Balance at December 31, 2014	$ 2.8	$ 3,583.9	$ 841.5	$ (466.4)	$ 3,961.8

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2014, 2013 and 2012
(In millions)

	Year Ended December 31,		
	2014	2013	2012
Cash Flows from Operating Activities:			
Net income (loss)	$ 231.7	$ 283.5	$ 325.4
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(77.4)	(79.5)	(88.1)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	110.9	60.1	133.1
Net accretion/amortization of discount/premium	9.6	24.4	20.7
Future policy benefits, claims reserves and interest credited	616.7	559.9	569.9
Deferred income tax expense (benefit)	(11.2)	62.3	9.5
Net realized capital (gains) losses	139.6	142.2	(59.3)
Depreciation	3.6	3.6	3.5
Change in:			
Accrued investment income	(0.2)	(12.0)	(12.8)
Reinsurance recoverable	87.1	137.1	122.6
Other receivables and asset accruals	(59.0)	(7.3)	(44.8)
Due to/from affiliates	(8.2)	63.4	(77.8)
Other payables and accruals	71.0	(114.9)	125.0
Other, net	(10.6)	(18.5)	60.9
Net cash provided by operating activities	1,103.6	1,104.3	1,087.8
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	3,071.1	3,618.7	3,868.7
Equity securities, available-for-sale	14.1	0.7	2.4
Mortgage loans on real estate	504.6	270.9	492.2
Limited partnerships/corporations	43.9	35.1	339.4
Acquisition of:			
Fixed maturities	(3,300.6)	(4,368.6)	(5,484.7)
Equity securities, available-for-sale	—	(9.2)	(0.7)
Mortgage loans on real estate	(621.3)	(794.2)	(991.3)
Limited partnerships/corporations	(103.1)	(20.0)	(46.1)
Derivatives, net	(25.2)	(276.6)	(36.4)
Policy loans, net	2.9	(1.1)	5.0
Short-term investments, net	(226.4)	664.9	(463.0)
Loan-Dutch State obligation, net	—	—	416.8
Collateral received (delivered), net	163.1	(38.5)	57.1
Purchases of fixed assets, net	—	(0.2)	(0.6)
Net cash used in investing activities	(476.9)	(918.1)	(1,841.2)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2014, 2013 and 2012
(In millions)

		Year Ended December 31,				
		2014		**2013**		**2012**
Cash Flows from Financing Activities:						
Deposits received for investment contracts	$	2,355.5	$	2,723.4	$	2,884.3
Maturities and withdrawals from investment contracts		(2,580.4)		(2,709.3)		(2,292.6)
Receipts on deposit contracts		124.7		87.1		—
Settlements on deposit contracts		(54.9)		(7.9)		—
Short-term loans to affiliates, net		—		—		648.0
Excess tax benefits on share-based compensation		1.7		—		—
Dividends paid and return of capital distribution		(371.0)		(264.0)		(340.0)
Net cash (used in) provided by financing activities		(524.4)		(170.7)		899.7
Net increase in cash and cash equivalents		102.3		15.5		146.3
Cash and cash equivalents, beginning of year		378.9		363.4		217.1
Cash and cash equivalents, end of year	$	481.2	$	378.9	$	363.4
Supplemental cash flow information:						
Income taxes paid, net	$	168.3	$	102.6	$	170.1

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

1. Business, Basis of Presentation and Significant Accounting Policies

Business

Voya Retirement Insurance and Annuity Company ("VRIAC"), which changed its name from ING Life Insurance and Annuity Company on September 1, 2014, is a stock life insurance company domiciled in the State of Connecticut. VRIAC and its wholly owned subsidiaries (collectively, "the Company") provide financial products and services in the United States. VRIAC is authorized to conduct its insurance business in all states and in the District of Columbia.

Prior to May 2013, Voya Financial, Inc. (which changed its name from ING U.S., Inc. on April 7, 2014), together with its subsidiaries, including the Company was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange. In 2009, ING Group announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, Inc., together with its subsidiaries, including the Company. On April 11, 2013, Voya Financial, Inc. (formerly ING U.S., Inc.) announced plans to rebrand as Voya Financial, Inc. On May 2, 2013, the common stock of Voya Financial, Inc. began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale by Voya Financial, Inc. of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect wholly owned subsidiary of ING Group and previously the sole stockholder of Voya Financial, Inc., of 44,201,773 shares of outstanding common stock of Voya Financial, Inc. (collectively, the "IPO"). On September 30, 2013, ING International transferred all of its shares of Voya Financial, Inc. common stock to ING Group.

On October 29, 2013, ING Group completed a sale of 37,950,000 shares of common stock of Voya Financial, Inc. in a registered public offering ("Secondary Offering"), reducing ING Group's ownership stake in Voya Financial, Inc. to 57%.

On March 25, 2014, ING Group completed a sale of 30,475,000 shares of common stock of Voya Financial, Inc. in a registered public offering (the "March 2014 Offering"). On March 25, 2014, pursuant to the terms of a share repurchase agreement between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 7,255,853 shares of its common stock from ING Group (the "March 2014 Direct Share Repurchase") (the March 2014 Offering and the March 2014 Direct Share Repurchase collectively, the "March 2014 Transactions"). Upon completion of the March 2014 Transactions, ING Group's ownership stake in Voya Financial, Inc. was reduced to approximately 43%.

On September 8, 2014, ING Group completed a sale of 22,277,993 shares of common stock of Voya Financial, Inc. in a registered public offering (the "September 2014 Offering"). Also on September 8, 2014, pursuant to the terms of a share repurchase agreement between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 7,722,007 shares of its common stock from ING Group (the "September 2014 Direct Share Buyback") (the September 2014 Offering and the September 2014 Direct Share Buyback collectively, the "September 2014 Transactions"). Upon completion of the September 2014 Transactions, ING Group's ownership stake in Voya Financial, Inc. was reduced to 32.5%.

On November 18, 2014, ING Group completed a sale of 30,030,013 shares of common stock of Voya Financial, Inc. in a registered public offering (the "November 2014 Offering"). Also on November 18, 2014, pursuant to the terms of a share repurchase agreement between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 4,469,987 shares of its common stock from ING Group (the "November 2014 Direct Share Repurchase") (the November 2014 Offering and the November 2014 Direct Share Repurchase collectively, the "November 2014 Transactions"). Upon completion of the November 2014 Transactions, ING Group's ownership stake in Voya Financial, Inc. was reduced to 19%.

On March 9, 2015, ING Group completed a sale of 32,018,100 shares of common stock of Voya Financial, Inc. in a registered public offering (the "March 2015 Offering"). Also on March 9, 2015, pursuant to the terms of a share repurchase agreement between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 13,599,274 shares of its common stock from ING Group (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING Group has exited its stake in Voya Financial, Inc. common stock. ING Group continues to hold warrants to purchase up to 26,050,846 shares of Voya Financial, Inc. common stock at an exercise price of $48.75, in each case subject to adjustments. As a result of the completion of the March 2015

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Transactions, ING Group has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING Group to divest 100% of its ownership interest in Voya Financial, Inc. together with its subsidiaries, including the Company by the end of 2016.

VRIAC is a direct, wholly owned subsidiary of Voya Holdings Inc. (formerly Lion Connecticut Holdings Inc.) ("Parent"), which is a direct, wholly owned subsidiary of Voya Financial, Inc.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to individuals, pension plans, small businesses and employer-sponsored groups in the health care, government and education markets (collectively "tax exempt markets") and corporate markets. Additionally, the Company provides pension risk transfer solutions to individual plan sponsors looking to transfer their defined benefit plan obligations to us. The Company's products are generally distributed through pension professionals, independent agents and brokers, third-party administrators, banks, dedicated career agents and financial planners.

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers retirement savings plan administrative services.

The Company has one operating segment.

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of VRIAC and its wholly owned subsidiaries, Voya Financial Partners, LLC ("VFP"), which changed its name from ING Financial Advisers, LLC on September 1, 2014, and Directed Services LLC ("DSL"). Intercompany transactions and balances have been eliminated in consolidation.

Certain reclassifications have been made to prior year financial information to conform to the current year classifications. During 2014, certain changes were made to the Statements of Cash Flows for the year ended December 31, 2013 to reclassify $79.2 from Operating Activities to Financing Activities for reinsurance transactions that use the deposit method of accounting.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

> Reserves for future policy benefits, deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA"), valuation of investments Vand derivatives, impairments, income taxes and contingencies

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or nonperformance risk, which is the risk the Company will not fulfill its obligation. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

(i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income in the Consolidated Statements of Operations.

Securities Lending: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. For certain transactions, a lending agent may be used, and the agent may retain some or all of the collateral deposited by the borrower and transfer the remaining collateral to the Company. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Impairments

The Company evaluates its available-for-sale general account investments quarterly to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.
- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives whose fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets and changes in fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

In addition, the Company has entered into reinsurance agreements, accounted for under the deposit method, that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives within the reinsurance agreements are included in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and included in Other assets on the Consolidated Balance Sheets. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets, with the exception of land and artwork which are not depreciated, as follows:

	Estimated Useful Lives
Buildings	40 years
Furniture and fixtures	5 years
Leasehold improvements	10 years, or the life of the lease, whichever is shorter
Equipment	3 years

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross profits are sufficient to cover DAC and VOBA estimated benefits and expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA balances on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, charges will be applied against DAC or VOBA balances before an additional reserve is established.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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Internal Replacements

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

Assumptions

Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company's practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets ("reversion to the mean"). The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

Future Policy Benefits and Contract Owner Accounts

Future Policy Benefits

The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

> Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 1.0% to 6.5%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances

Contract owner account balances relate to investment-type contracts and certain annuity product guarantees, as follows:

- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

        8.0% for the years 2014, 2013 and 2012. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.

* For fixed-indexed annuity contracts ("FIA"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Product Guarantees and Additional Reserves

The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding products. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

GMDB: Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owner/policyholders in the Consolidated Statements of Operations.

FIA: FIAs contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets, with changes in estimated fair value, along with attributed fees collected or payments made, reported in Other net realized capital gains (losses) in the Statements of Operations.

The estimated fair value of the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

Stabilizer and MCG: Products with guaranteed credited rates treat the guarantee as an embedded derivative for Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG"). These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, along with attributed fees collected, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer and MCG contracts is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The liabilities for the FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or its affiliates, or in other selected mutual funds not managed by the Company, or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations, and the Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Long-term Debt

Long-term debt is carried at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium attributable to issuance. Direct and incremental costs to issue the debt are recorded in Other assets on the Consolidated Balance Sheets and are amortized as a component of Interest expense in the Consolidated Statements of Operations over the life of the debt using the effective interest method of amortization.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included within Other liabilities on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners in the Consolidated Statements of Operations when incurred.

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Income Taxes

The Company uses certain assumptions and estimates in determining the income taxes payable or refundable to/from Voya Financial, Inc. for the current year, the deferred income tax liabilities and assets for items recognized differently in its consolidated financial statements from amounts shown on its income tax returns and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a continual basis as regulatory and business factors change.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences and operating loss and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature, frequency and severity of book income or losses in recent years;
- The nature and character of the deferred tax assets and liabilities;
- The recent cumulative book income (loss) position after adjustment for permanent differences;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused; and
- Tax rules that would impact the utilization of the deferred tax assets.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized in the Consolidated Financial Statements. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Certain changes or future events, such as changes in tax legislation, completion of tax audits, planning opportunities and expectations about future outcome could have an impact on the Company's estimates of valuation allowances, deferred taxes, tax provisions and effective tax rates.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities, and deposits made are included in Other assets on the Consolidated Balance Sheets. Interest is recorded as Other revenues or Other expenses in the Consolidated Statements of Operations, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Interest credited and other benefits to contract owners/policyholders are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes reinsurance agreements, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business. The agreements contain embedded derivatives whose carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome. If determined to meet the criteria for a reserve, the Company also evaluates whether there are external legal or other costs directly associated with the resolution of the matter and accrues such costs if estimable.

Adoption of New Pronouncements

Presentation of Unrecognized Tax Benefits
In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-11, "Income Taxes (Accounting Standards Codification ("ASC") Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11"), which clarifies that:

- An unrecognized tax benefit should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except,
- An unrecognized tax benefit should be presented as a liability and not be combined with a deferred tax asset (i) to the extent a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from the disallowance of a tax position or (ii) the tax law does not require the entity to use, or the entity does not intend to use, the deferred tax asset for such a purpose.
- The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date.

The provisions of ASU 2013-11 were adopted prospectively by the Company on January 1, 2014 to unrecognized tax benefits existing on that date. The adoption had no effect on the Company's financial condition, results of operations or cash flows, as the guidance is consistent with that previously applied.

Joint and Several Liability Arrangements
In February 2013, the FASB issued ASU 2013-04, "Liabilities (ASC Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" ("ASU 2013-04"), which requires an entity to measure obligations resulting from joint and several liable arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (1) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (2) any additional amount it expects to pay on behalf of its co-obligors. ASU 2013-04 also requires an entity to disclose the nature and amount of the obligation, as well as other information about those obligations.

The provisions of ASU 2013-04 were adopted by the Company on January 1, 2014. The adoption had no effect on the Company's financial condition, results of operations or cash flows, as the Company did not have any fixed obligations under joint and several liable arrangements during 2014.

Fees Paid to the Federal Government by Health Insurers
In July 2011, the FASB issued ASU 2011-06, "Other Expenses (ASC Topic 720): Fees Paid to the Federal Government by Health Insurers" ("ASU 2011-06"), which specifies how health insurers should recognize and classify the annual fee imposed by the Patient Protection and Affordable Care Act as amended by the Health Care Education Reconciliation Act (the "Acts"). The liability for the fee should be estimated and recorded in full at the time the entity provides qualifying health insurance in the year in which the fee is payable, with a corresponding deferred cost that is amortized to expense.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2011-06 were adopted by the Company on January 1, 2014, when the fee initially became effective. The adoption of ASU 2011-06 had no effect on the Company's financial condition, results of operations or cash flows, as the Company does not sell qualifying health insurance and, thus, is not subject to the fee.

Future Adoption of Accounting Pronouncements

Consolidations
In February 2015, the FASB issued ASU 2015-02, "Consolidation (ASC Topic 810): Amendments to the Consolidation Analysis" ("ASU 2015-02"), which:

- Modifies the evaluation of whether limited partnerships and similar entities are Variable Interest Entities ("VIEs") or Voting Interest Entities ("VOEs"), including the requirement to consider the rights of all equity holders at risk to determine if they have the power to direct the entity's most significant activities.
- Eliminates the presumption that a general partner should consolidate a limited partnership. Limited partnerships and similar entities will be VIEs unless the limited partners hold substantive kick-out rights in the participating rights.
- Affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships.
- Provides a new scope exception for registered money market funds and similar unregistered money market funds, and ends the deferral granted to investment companies from applying the VIE guidance.

The provisions of ASU 2015-02 are effective for annual periods, and for interim periods within those annual periods, beginning after December 15, 2015, with early adoption permitted, using either a retrospective or modified retrospective approach. The Company does not expect ASU 2015-02 to have an impact.

Going Concern
In August 2014, the FASB issued ASU 2014-15, "Presentation of Financial Statements-Going Concern (ASC Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern" ("ASU 2014-15"), which requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. The provisions of ASU 2014-15 will not affect a company's financial condition, results of operation, or cash flows, but require disclosure if management determines there is substantial doubt, including management's plans to alleviate or mitigate the conditions or events that raise substantial doubt.

The provisions of ASU 2014-15 are effective for annual periods ending after December 15, 2016, and annual and interim periods thereafter. The Company does not expect ASU 2014-15 to have an impact.

Repurchase Agreements
In June 2014, the FASB issued ASU 2014-11, "Transfers and Servicing (ASC Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures" ("ASU 2014-11"), which (1) changes the accounting for repurchase-to-maturity transactions to secured borrowing accounting and (2) requires separate accounting for a transfer of a financial asset executed with a repurchase agreement with the same counterparty. This will result in secured borrowing accounting for the repurchase agreement. The amendments also require additional disclosures for certain transactions accounted for as a sale and for repurchase agreements, securities lending transactions and repurchase-to-maturity transactions that are accounted for as secured borrowings.

The provisions of ASU 2014-11 are effective for the first interim or annual period beginning after December 15, 2014, with the exception of disclosure amendments for repurchase agreements, securities lending transactions and repurchase-to-maturity transactions that are accounted for as secured borrowings, which are effective for annual periods beginning after December 15, 2014, and for interim periods beginning after March 15, 2015. The Company does not expect ASU 2014-11 to have an impact on its financial condition or results of operations, as the Company has not historically met the requirements for sale accounting treatment for such secured borrowing arrangements. The Company is currently in the process of determining the impact of adoption of the disclosure provisions of ASU 2014-11.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Revenue from Contracts with Customers

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. The standard also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The provisions of ASU 2014-09 are effective retrospectively for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2014-09.

Discontinued Operations and Disposals

In April 2014, the FASB issued ASU 2014-08, "Presentation of Financial Statements (ASC Topic 205) and Property, Plant, and Equipment (ASC Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity" ("ASU 2014-08"), which requires the disposal of a component of an entity to be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on the entity's operations and financial results. The component should be reported in discontinued operations when it meets the criteria to be classified as held for sale, is disposed of by sale or is disposed of other than by sale.

The amendments also require additional disclosures about discontinued operations, including disclosures about an entity's significant continuing involvement with a discontinued operation and disclosures for a disposal of an individually significant component of an entity that does not qualify for discontinued operations.

The provisions of ASU 2014-08 are effective for annual periods beginning after December 15, 2014, and for interim periods beginning after December 15, 2015. The amendments should be applied prospectively to disposals and classifications as held for sale that occur within those periods. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2014-08.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2. Investments

Fixed Maturities and Equity Securities

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2014:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 649.0	$ 124.1	$ —	$ —	$ 773.1	$ —
U.S. Government agencies and authorities	45.7	0.9	—	—	46.6	—
State, municipalities and political subdivisions	259.0	18.3	0.1	—	277.2	—
U.S. corporate securities	10,366.7	902.4	49.1	—	11,220.0	1.5
Foreign securities:[1]						
Government	346.5	23.8	5.5	—	364.8	—
Other	5,138.9	324.7	50.5	—	5,413.1	—
Total foreign securities	5,485.4	348.5	56.0	—	5,777.9	—
Residential mortgage-backed securities:						
Agency	1,613.5	125.4	3.6	15.7	1,751.0	0.2
Non-Agency	227.9	54.6	2.2	12.1	292.4	8.7
Total Residential mortgage-backed securities	1,841.4	180.0	5.8	27.8	2,043.4	8.9
Commercial mortgage-backed securities	998.9	79.2	0.1	—	1,078.0	6.7
Other asset-backed securities	389.0	13.1	1.7	—	400.4	2.6
Total fixed maturities, including securities pledged	20,035.1	1,666.5	112.8	27.8	21,616.6	19.7
Less: Securities pledged	224.4	17.8	6.9	—	235.3	—
Total fixed maturities	19,810.7	1,648.7	105.9	27.8	21,381.3	19.7
Equity securities	107.4	14.5	—	—	121.9	—
Total fixed maturities and equity securities investments	$ 19,918.1	$ 1,663.2	$ 105.9	$ 27.8	$ 21,503.2	$ 19.7

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2013:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 636.5	$ 36.5	$ 2.9	$ —	$ 670.1	$ —
U.S. Government agencies and authorities	237.1	5.0	—	—	242.1	—
State, municipalities and political subdivisions	77.2	5.9	0.1	—	83.0	—
U.S. corporate securities	10,326.0	581.0	238.8	—	10,668.2	1.9
Foreign securities:[1]						
Government	422.9	25.2	16.5	—	431.6	—
Other	5,149.6	272.9	83.5	—	5,339.0	—
Total foreign securities	5,572.5	298.1	100.0	—	5,770.6	—
Residential mortgage-backed securities:						
Agency	1,638.2	121.9	17.9	16.9	1,759.1	0.2
Non-Agency	278.1	55.2	4.8	12.1	340.6	15.1
Total Residential mortgage-backed securities	1,916.3	177.1	22.7	29.0	2,099.7	15.3
Commercial mortgage-backed securities	624.5	68.1	0.9	—	691.7	4.4
Other asset-backed securities	465.8	18.0	3.4	—	480.4	3.2
Total fixed maturities, including securities pledged	19,855.9	1,189.7	368.8	29.0	20,705.8	24.8
Less: Securities pledged	137.9	5.9	3.7	—	140.1	—
Total fixed maturities	19,718.0	1,183.8	365.1	29.0	20,565.7	24.8
Equity securities	119.4	15.8	0.3	—	134.9	—
Total fixed maturities and equity securities investments	$ 19,837.4	$ 1,199.6	$ 365.4	$ 29.0	$ 20,700.6	$ 24.8

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2014, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 679.2	$ 688.6
After one year through five years	4,052.1	4,288.7
After five years through ten years	5,809.9	6,096.7
After ten years	6,264.6	7,020.8
Mortgage-backed securities	2,840.3	3,121.4
Other asset-backed securities	389.0	400.4
Fixed maturities, including securities pledged	$ 20,035.1	$ 21,616.6

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2014 and 2013, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
December 31, 2014				
Communications	$ 1,226.1	$ 136.8	$ 2.4	$ 1,360.5
Financial	2,310.5	221.4	1.6	2,530.3
Industrial and other companies	8,962.6	569.4	90.0	9,442.0
Utilities	2,555.7	259.2	4.3	2,810.6
Transportation	450.7	40.3	1.3	489.7
Total	$ 15,505.6	$ 1,227.1	$ 99.6	$ 16,633.1
December 31, 2013				
Communications	$ 1,315.9	$ 81.5	$ 36.8	$ 1,360.6
Financial	2,114.7	166.9	20.2	2,261.4
Industrial and other companies	8,878.5	423.5	213.1	9,088.9
Utilities	2,726.5	159.5	42.3	2,843.7
Transportation	440.0	22.5	9.9	452.6
Total	$ 15,475.6	$ 853.9	$ 322.3	$ 16,007.2

Fixed Maturities and Equity Securities

The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the FVO. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

recorded directly in AOCI and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2014 and 2013, approximately 57.3% and 50.4%, respectively, of the Company's CMO holdings, such as interest-only or principal-only strips, were invested in those types of CMOs that are subject to more prepayment and extension risk than traditional CMOs.

Repurchase Agreements

As of December 31, 2014 and 2013, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

Securities Lending

As of December 31, 2014 and 2013, the fair value of loaned securities was $174.9 and $97.6, respectively, and is included in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2014 and 2013, collateral retained by the lending agent and invested in liquid assets on the Company's behalf was $182.0 and $102.7, respectively, and recorded in Short-term investments under securities loan agreements, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2014 and 2013, liabilities to return collateral of $182.0 and $102.7, respectively, were included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company did not provide any non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the equity tranches of the Collateralized loan obligations ("CLOs") of $0.7 and $1.0 as of December 31, 2014 and 2013, respectively, is included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

On June 4, 2012, the Company entered into an agreement to sell certain general account private equity limited partnership investment interest holdings with a carrying value of $331.9 as of March 31, 2012. These assets were sold to a group of private equity funds that are managed by Pomona Management LLC, an affiliate of the Company. The transaction resulted in a net pre-tax loss of $38.7 in the second quarter of 2012 reported in Net investment income on the Consolidated Statements of Operations. The transaction closed in two tranches with the first tranche closed on June 29, 2012 and the second tranche closed on October 29, 2012. Consideration received included $23.0 of promissory notes which were due in two equal installments at December 31, 2013 and 2014. In connection with these promissory notes, Voya Financial, Inc. unconditionally guaranteed payments of the notes in the event of any default of payments due. No additional loss was incurred on the second tranche since the fair value of the alternative investments was reduced to the agreed-upon sales price as of June 30, 2012.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the _Business, Basis of Presentation and Significant Accounting Policies_ Note to these Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS which are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2014:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
2014								
U.S. Treasuries	$ 12.4	$ —*	$ —	$ —	$ —	$ —	$ 12.4	$ —*
U.S. Government, agencies and authorities	2.3	—*	—	—	—	—	2.3	—*
U.S. corporate, state and municipalities	794.6	20.1	34.8	1.5	712.8	27.6	1,542.2	49.2
Foreign	671.0	35.7	9.7	0.2	350.2	20.1	1,030.9	56.0
Residential mortgage-backed	94.5	0.7	25.2	0.6	163.1	4.5	282.8	5.8
Commercial mortgage-backed	59.1	0.1	—	—	—	—	59.1	0.1
Other asset-backed	27.0	0.1	—	—	18.4	1.6	45.4	1.7
Total	$1,660.9	$ 56.7	$ 69.7	$ 2.3	$1,244.5	$ 53.8	$ 2,975.1	$ 112.8

*Less than $0.1.

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2013:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
2013								
U.S. Treasuries	$ 124.4	$ 2.1	$ 34.2	$ 0.8	$ —	$ —	$ 158.6	$ 2.9
U.S. Government, agencies and authorities	—	—	—	—	—	—	—	—
U.S. corporate, state and municipalities	1,002.8	22.9	2,413.2	183.8	236.9	32.2	3,652.9	238.9
Foreign	448.8	5.7	1,063.9	86.4	76.2	7.9	1,588.9	100.0
Residential mortgage-backed	262.3	2.9	212.9	12.0	105.8	7.8	581.0	22.7
Commercial mortgage-backed	77.9	0.9	—	—	—	—	77.9	0.9
Other asset-backed	38.9	0.2	30.3	0.2	26.0	3.0	95.2	3.4
Total	$1,955.1	$ 34.7	$3,754.5	$ 283.2	$ 444.9	$ 50.9	$ 6,154.5	$ 368.8

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 95.9% and 89.7% of the average book value as of December 31, 2014 and 2013, respectively.

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2014						
Six months or less below amortized cost	$ 1,690.4	$ 59.7	$ 50.5	$ 13.2	341	13
More than six months and twelve months or less below amortized cost	115.1	—	6.7	—	34	—
More than twelve months below amortized cost	1,220.5	2.2	41.8	0.6	223	2
Total	$ 3,026.0	$ 61.9	$ 99.0	$ 13.8	598	15
December 31, 2013						
Six months or less below amortized cost	$ 2,054.4	$ 24.1	$ 45.3	$ 5.3	322	7
More than six months and twelve months or less below amortized cost	3,991.4	23.5	272.6	5.8	502	3
More than twelve months below amortized cost	420.4	9.5	37.3	2.5	137	8
Total	$ 6,466.2	$ 57.1	$ 355.2	$ 13.6	961	18

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2014						
U.S. Treasuries	$ 12.4	$ —	$ —*	$ —	1	—
U.S. Government, agencies and authorities	2.3	—	—*	—	1	—
U.S. corporate, state and municipalities	1,566.3	25.1	43.5	5.7	262	5
Foreign	1,052.3	34.6	48.5	7.5	185	6
Residential mortgage-backed	288.6	—*	5.8	—*	124	2
Commercial mortgage-backed	59.2	—	0.1	—	11	—
Other asset-backed	44.9	2.2	1.1	0.6	14	2
Total	$ 3,026.0	$ 61.9	$ 99.0	$ 13.8	598	15

*Less than $0.1.

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
December 31, 2013						
U.S. Treasuries	$ 161.5	$ —	$ 2.9	$ —	4	—
U.S. Government, agencies and authorities	—	—	—	—	—	—
U.S. corporate, state and municipalities	3,869.0	22.8	233.2	5.7	519	2
Foreign	1,665.8	23.1	95.0	5.0	239	5
Residential mortgage-backed	596.9	6.8	21.0	1.7	162	7
Commercial mortgage-backed	78.8	—	0.9	—	12	—
Other asset-backed	94.2	4.4	2.2	1.2	25	4
Total	$ 6,466.2	$ 57.1	$ 355.2	$ 13.6	961	18

Investments with fair values less than amortized cost are included in the Company's other-than-temporary impairments analysis. Impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for "other-than-temporary impairments" each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on a particular security within the trust will be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Unrealized losses on below investment grade securities are principally related to RMBS (primarily Alt-A RMBS) and ABS (primarily subprime RMBS) largely due to economic and market uncertainties including concerns over unemployment levels, lower interest rate environment on floating rate securities requiring higher risk premiums since purchase and valuations on residential real estate supporting non-agency RMBS. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. For the year ended December 31, 2014, the Company had no new troubled debt restructurings for private placement or commercial mortgage loans. For the year ended December 31, 2013, the Company had no new private placement troubled debt restructuring and had 20 new commercial mortgage loan troubled debt restructurings with a pre-modification and post modification carrying value of $39.4. The 20 commercial mortgage loans comprise a portfolio of cross-defaulted, cross-collateralized individual loans, which are owned by the same sponsor. Between the date of the troubled debt restructurings and December 31, 2014, these loans have repaid $12.1 in principal.

As of December 31, 2014 and 2013, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are all commercial mortgage loans held for investment, which are reported at amortized cost, less impairment write-downs and allowance for losses. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

	December 31, 2014	December 31, 2013
Commercial mortgage loans	$ 3,514.1	$ 3,397.3
Collective valuation allowance	(1.1)	(1.2)
Total net commercial mortgage loans	$ 3,513.0	$ 3,396.1

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2014 and 2013.

The following table summarizes the activity in the allowance for losses for all commercial mortgage loans for the periods indicated:

	December 31, 2014	December 31, 2013
Collective valuation allowance for losses, balance at January 1	$ 1.2	$ 1.3
Addition to (reduction of) allowance for losses	(0.1)	(0.1)
Collective valuation allowance for losses, end of period	$ 1.1	$ 1.2

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

	December 31, 2014	December 31, 2013
Impaired loans without allowances for losses	$ 32.4	$ 42.9
Less: Allowances for losses on impaired loans	—	—
Impaired loans, net	$ 32.4	$ 42.9
Unpaid principal balance of impaired loans	$ 33.9	$ 44.4

As of December 31, 2014 and 2013 the Company did not have any impaired loans with allowances for losses.

The following table presents information on restructured loans as of the dates indicated:

	December 31, 2014	December 31, 2013
Troubled debt restructured loans	$ 27.3	$ 37.5

The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due. The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2014 and 2013. There were no loans 90 days or more past due or loans in arrears with respect to principal and interest as of December 31, 2014 and 2013.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

	Year Ended December 31,		
	2014	2013	2012
Impaired loans, average investment during the period (amortized cost)[1]	$ 37.6	$ 24.2	$ 5.7
Interest income recognized on impaired loans, on an accrual basis[1]	2.2	1.4	0.4
Interest income recognized on impaired loans, on a cash basis[1]	2.1	1.4	0.4
Interest income recognized on troubled debt restructured loans, on an accrual basis	1.8	1.0	—

[1] Includes amounts for Troubled debt restructured loans.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the LTV ratios as of the dates indicated:

	December 31, 2014 [1]		December 31, 2013 [1]	
Loan-to-Value Ratio:				
0% - 50%	$	411.0	$	495.7
>50% - 60%		824.1		894.5
>60% - 70%		2,107.9		1,879.5
>70% - 80%		159.7		114.9
>80% and above		11.4		12.7
Total Commercial mortgage loans	$	3,514.1	$	3,397.3

[1] Balances do not include collective valuation allowance for losses.

The following table presents the DSC ratios as of the dates indicated:

	December 31, 2014 [1]		December 31, 2013 [1]	
Debt Service Coverage Ratio:				
Greater than 1.5x	$	2,600.1	$	2,388.5
>1.25x - 1.5x		520.0		542.4
>1.0x - 1.25x		258.7		275.8
Less than 1.0x		131.3		190.5
Commercial mortgage loans secured by land or construction loans		4.0		0.1
Total Commercial mortgage loans	$	3,514.1	$	3,397.3

[1] Balances do not include collective valuation allowance for losses.

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

	December 31, 2014 [1]		December 31, 2013 [1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 802.6	22.8%	$ 752.8	22.3%
South Atlantic	746.5	21.2%	707.8	20.8%
West South Central	448.4	12.8%	467.1	13.7%
Middle Atlantic	505.8	14.4%	411.4	12.1%
East North Central	355.3	10.1%	383.1	11.3%
Mountain	274.0	7.8%	263.9	7.8%
West North Central	219.6	6.3%	224.9	6.6%
New England	74.8	2.1%	116.7	3.4%
East South Central	87.1	2.5%	69.6	2.0%
Total Commercial mortgage loans	$ 3,514.1	100.0%	$ 3,397.3	100.0%

[1] Balances do not include collective valuation allowance for losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	December 31, 2014 [1]		December 31, 2013 [1]	
	Gross Carrying Value	**% of Total**	**Gross Carrying Value**	**% of Total**
Commercial Mortgage Loans by Property Type:				
Retail	$ 1,236.4	35.2%	$ 1,082.1	31.9%
Industrial	796.8	22.7%	972.6	28.6%
Office	443.1	12.6%	462.1	13.6%
Apartments	550.6	15.7%	445.2	13.1%
Hotel/Motel	149.7	4.2%	182.8	5.4%
Mixed Use	142.8	4.1%	70.9	2.1%
Other	194.7	5.5%	181.6	5.3%
Total Commercial mortgage loans	$ 3,514.1	100.0%	$ 3,397.3	100.0%

[1] Balances do not include collective valuation allowance for losses.

The following table sets forth the breakdown of mortgages by year of origination as of the dates indicated:

	December 31, 2014 [1]	December 31, 2013 [1]
Year of Origination:		
2014	$ 580.0	$ —
2013	758.8	785.2
2012	854.5	908.1
2011	674.4	792.8
2010	66.0	121.1
2009	39.0	68.4
2008 and prior	541.4	721.7
Total Commercial mortgage loans	$ 3,514.1	$ 3,397.3

[1] Balances do not include collective valuation allowance for losses.

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

| | Year Ended December 31, | | | | | |
| | 2014 | | 2013 | | 2012 | |
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate	$ 1.7	3	$ —	—	$ 2.9	3
Foreign[1]	3.7	7	1.8	1	0.8	3
Residential mortgage-backed	1.6	26	3.4	35	6.0	33
Commercial mortgage-backed	0.1	2	0.3	3	—	—
Other asset-backed	— *	1	0.3	2	1.2	4
Equity	—	—	0.1	1	—	—
Total	$ 7.1	39	$ 5.9	42	$ 10.9	43

* Less than $0.1.

[1] Primarily U.S. dollar denominated.

The above tables include $1.6, $4.8 and $9.1 of write-downs related to credit impairments for the years ended December 31, 2014, 2013 and 2012, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining $5.5, $1.1 and $1.8 in write-downs for the years ended December 31, 2014, 2013 and 2012, respectively, are related to intent impairments.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

| | Year Ended December 31, | | | | | |
| | 2014 | | 2013 | | 2012 | |
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate	$ 1.6	3	$ —	—	$ 0.2	1
Foreign[1]	3.7	7	—	—	0.8	3
Residential mortgage-backed	0.1	3	0.8	6	0.7	3
Commercial mortgage-backed	0.1	2	0.3	3	—	—
Other asset-backed	—	—	—	—	0.1	1
Equity	—	—	—	—	—	—
Total	$ 5.5	15	$ 1.1	9	$ 1.8	8

[1] Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

		Year Ended December 31,				
		2014		**2013**		**2012**
Balance at January 1	$	28.0	$	28.4	$	27.8
Additional credit impairments:						
On securities not previously impaired		0.7		1.1		1.5
On securities previously impaired		0.9		1.8		3.7
Reductions:						
Securities sold, matured, prepaid or paid down		6.6		3.3		4.6
Increase in cash flows		0.6		—		—
Balance at December 31	$	22.4	$	28.0	$	28.4

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

		Year Ended December 31,				
		2014		**2013**		**2012**
Fixed maturities	$	1,216.3	$	1,199.4	$	1,222.5
Equity securities, available-for-sale		7.1		2.8		7.5
Mortgage loans on real estate		172.7		157.1		143.5
Policy loans		13.3		13.1		13.2
Short-term investments and cash equivalents		0.5		0.9		1.4
Other		30.6		42.6		6.8
Gross investment income		1,440.5		1,415.9		1,394.9
Less: investment expenses		51.1		48.9		46.1
Net investment income	$	1,389.4	$	1,367.0	$	1,348.8

As of December 31, 2014 and 2013, the Company did not have any investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within product guarantees and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on FIFO methodology.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the periods indicated:

	Year Ended December 31,		
	2014	**2013**	**2012**
Fixed maturities, available-for-sale, including securities pledged	$ (14.7)	$ 0.3	$ 67.5
Fixed maturities, at fair value option	(74.6)	(151.5)	(124.2)
Equity securities, available-for-sale	1.3	0.1	(0.2)
Derivatives	50.6	(72.1)	1.3
Embedded derivatives - fixed maturities	(1.2)	(24.7)	(5.5)
Embedded derivatives - product guarantees	(101.2)	105.5	120.4
Other investments	0.2	0.2	—
Net realized capital gains (losses)	$ (139.6)	$ (142.2)	$ 59.3
After-tax net realized capital gains (losses)	$ (90.7)	$ (160.0)	$ 38.5

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the periods indicated:

	Year Ended December 31,		
	2014	**2013**	**2012**
Proceeds on sales	$ 1,616.3	$ 1,830.0	$ 2,887.1
Gross gains	24.4	23.8	88.7
Gross losses	35.2	22.1	12.7

3.   Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate caps: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to, or received from, the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

Forwards: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To Be Announced mortgage-backed securities as an economic hedge against rate movements. The Company utilizes forward contracts in non-qualifying hedging relationships.

Futures: The Company uses futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Managed custody guarantees ("MCG"): The Company issues certain credited rate guarantees on variable fixed income portfolios that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain annuity products that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, which contain embedded derivatives.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	December 31, 2014			December 31, 2013		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[(1)]						
Cash flow hedges:						
Interest rate contracts	$ 513.3	$ 104.4	$ —	$ 763.3	$ 81.0	$ 0.2
Foreign exchange contracts	51.2	7.7	—	51.2	2.2	0.6
Derivatives: Non-qualifying for hedge accounting[(1)]						
Interest rate contracts	27,632.9	432.8	209.2	21,442.7	367.6	206.2
Foreign exchange contracts	130.1	10.6	7.7	145.9	5.5	9.6
Equity contracts	14.0	—	0.1	9.1	— *	—
Credit contracts	384.0	6.5	—	384.0	8.1	—
Embedded derivatives:						
Within fixed maturity investments	N/A	27.8	—	N/A	29.0	—
Within annuity products	N/A	—	129.2	N/A	—	23.1
Within reinsurance agreements	N/A	—	(13.0)	N/A	—	(54.0)
Total		$ 589.8	$ 333.2		$ 493.4	$ 185.7

* Less than $0.1.

[(1)] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.

N/A - Not Applicable

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is through the fourth quarter of 2016.

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2014 and 2013. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

	December 31, 2014		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**
Credit contracts	$ 384.0	$ 6.5	$ —
Foreign exchange contracts	181.3	18.3	7.7
Interest rate contracts	28,146.2	537.2	209.2
		$ 562.0	$ 216.9
Counterparty netting[1]		$ (216.2)	$ (216.2)
Cash collateral netting[1]		(291.5)	—
Securities collateral netting[1]		(6.6)	—
Net receivables/payables		$ 47.7	$ 0.7

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

	December 31, 2013		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**
Credit contracts	$ 384.0	$ 8.1	$ —
Foreign exchange contracts	197.1	7.7	10.2
Interest rate contracts	22,206.0	448.6	206.4
		$ 464.4	$ 216.6
Counterparty netting[1]		$ (201.3)	$ (201.3)
Cash collateral netting[1]		(134.0)	(5.4)
Securities collateral netting[1]		(15.9)	(4.8)
Net receivables/payables		$ 113.2	$ 5.1

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

Collateral

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2014, the Company held $161.5 and $130.2 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2013, the Company held $127.4 and $1.2 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2014, the Company delivered $60.4 of securities and held $6.6 of securities as collateral. As of December 31, 2013, the Company delivered $42.5 of securities and held $16.3 of securities as collateral.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the periods indicated:

	Year Ended December 31,		
	2014	**2013**	**2012**
Derivatives: Qualifying for hedge accounting[1]			
Cash flow hedges:			
Interest rate contracts	$ 0.2	$ 0.2	$ —
Foreign exchange contracts	0.5	0.1	—
Derivatives: Non-qualifying for hedge accounting[2]			
Interest rate contracts	41.0	(92.8)	(18.9)
Foreign exchange contracts	4.8	10.0	6.9
Equity contracts	1.8	3.4	2.0
Credit contracts	2.3	7.0	11.3
Managed custody guarantees	0.2	0.2	1.1
Embedded derivatives:			
Within fixed maturity investments[2]	(1.2)	(24.7)	(5.5)
Within annuity products[2]	(101.4)	105.3	119.3
Within reinsurance agreements[3]	(41.0)	54.0	—
Total	$ (92.8)	$ 62.7	$ 116.2

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. For the years ended December 31, 2014, 2013 and 2012, ineffective amounts were immaterial.
[2] Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. As of December 31, 2014, the fair value of credit default swaps of $6.5 were included in Derivatives assets and there were no credit default swaps included in Derivatives liabilities on the Consolidated Balance Sheets. As of December 31, 2013, the fair value of credit default swaps of $8.1 were included in Derivatives assets and there were no credit default swaps included in Derivatives liabilities on the Consolidated Balance Sheets. As of December 31, 2014 and 2013, the maximum potential future exposure to the Company was $384.0 on credit default swaps. These instruments are typically written for a maturity period of five years and contain no recourse provisions. If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

4.   **Fair Value Measurements**

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique, pursuant to ASU 2011-04, "Fair Value Measurements (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP" ("ASU 2011-04"). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
    - a) Quoted prices for similar assets or liabilities in active markets;
    - b) Quoted prices for identical or similar assets or liabilities in non-active markets;
    - c) Inputs other than quoted market prices that are observable; and
    - d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing or other similar techniques.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 712.9	$ 60.2	$ —	$ 773.1
U.S. Government agencies and authorities	—	46.6	—	46.6
U.S. corporate, state and municipalities	—	11,122.4	374.8	11,497.2
Foreign[1]	—	5,612.2	165.7	5,777.9
Residential mortgage-backed securities	—	2,026.1	17.3	2,043.4
Commercial mortgage-backed securities	—	1,059.0	19.0	1,078.0
Other asset-backed securities	—	398.0	2.4	400.4
Total fixed maturities, including securities pledged	712.9	20,324.5	579.2	21,616.6
Equity securities, available-for-sale	85.3	—	36.6	121.9
Derivatives:				
Interest rate contracts	—	537.2	—	537.2
Foreign exchange contracts	—	18.3	—	18.3
Credit contracts	—	6.5	—	6.5
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,046.6	—	1.5	1,048.1
Assets held in separate accounts	57,492.6	5,313.1	2.4	62,808.1
Total assets	$ 59,337.4	$ 26,199.6	$ 619.7	$ 86,156.7
Liabilities:				
Derivatives:				
Annuity product guarantees:				
FIA	$ —	$ —	$ 26.3	$ 26.3
Stabilizer and MCGs	—	—	102.9	102.9
Other derivatives:				
Interest rate contracts	—	209.2	—	209.2
Foreign exchange contracts	—	7.7	—	7.7
Equity contracts	0.1	—	—	0.1
Embedded derivative on reinsurance	—	(13.0)	—	(13.0)
Total liabilities	$ 0.1	$ 203.9	$ 129.2	$ 333.2

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 618.8	$ 51.3	$ —	$ 670.1
U.S. Government agencies and authorities	—	237.0	5.1	242.1
U.S. corporate, state and municipalities	—	10,605.9	145.3	10,751.2
Foreign[1]	—	5,727.8	42.8	5,770.6
Residential mortgage-backed securities	—	2,076.0	23.7	2,099.7
Commercial mortgage-backed securities	—	691.7	—	691.7
Other asset-backed securities	—	462.7	17.7	480.4
Total fixed maturities, including securities pledged	618.8	19,852.4	234.6	20,705.8
Equity securities, available-for-sale	99.0	—	35.9	134.9
Derivatives:				
Interest rate contracts	—	448.6	—	448.6
Foreign exchange contracts	—	7.7	—	7.7
Credit contracts	—	8.1	—	8.1
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	529.7	—	—	529.7
Assets held in separate accounts	54,715.3	5,376.5	13.1	60,104.9
Total assets	$ 55,962.8	$ 25,693.3	$ 283.6	$ 81,939.7
Liabilities:				
Derivatives:				
Annuity product guarantees:				
FIA	$ —	$ —	$ 23.1	$ 23.1
Stabilizer and MCGs	—	—	—	—
Other derivatives:				
Interest rate contracts	—	206.4	—	206.4
Foreign exchange contracts	—	10.2	—	10.2
Equity contracts	—	—	—	—
Embedded derivative on reinsurance	—	(54.0)	—	(54.0)
Total liabilities	$ —	$ 162.6	$ 23.1	$ 185.7

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an "exit price") in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain U.S. Treasury securities. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS and RMBS, including certain CMO assets.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes. As of December 31, 2014, $537.1 and $16.4 billion of a total fair value of $21.6 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2013, $190.5 and $15.9 billion of a total fair value of $20.7 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. In June 2012, the Company began using OIS rather than LIBOR for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments, including those priced by third-party vendors, are valued based on market observable inputs and are classified as Level 2.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Product guarantees: The Company records an embedded derivative liability for its FIA contracts for interest payments to contract holders above the minimum guaranteed contract value. The guarantee is treated as an embedded derivative and is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative associated with the Company's product guarantees includes an adjustment for nonperformance risk. The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit default swap spreads, adjusted to reflect the credit quality of the Company, the issuer of the guarantee, as well as an adjustment to reflect the priority of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivatives on reinsurance: The carrying value of the embedded derivatives is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements, accounted for under the deposit method. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivatives is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2014 and 2013. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2014:

| | Fair Value as of January 1 | Total Realized/ Unrealized Gains (Losses) Included in: | | Purchases | Issuances | Sales | Settlements | Transfers in to Level 3[3] | Transfers out of Level 3[3] | Fair Value as of December 31 | Change in Unrealized Gains (Losses) Included in Earnings[4] |
		Net Income	OCI								
Fixed maturities, including securities pledged:											
U.S. Government agencies and authorities	$ 5.1	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ (5.1)	$ —	$ —
U.S. corporate, state and municipalities	145.3	—*	(1.7)	100.2	—	—	(20.4)	151.4	—	374.8	—*
Foreign[1]	42.8	0.1	(2.0)	56.3	—	—	(1.2)	83.0	(13.3)	165.7	0.1
Residential mortgage-backed securities	23.7	(1.1)	0.2	7.0	—	—	—*	—*	(12.5)	17.3	(1.1)
Commercial mortgage-backed securities	—	—*	—*	19.0	—	—	—	—	—	19.0	—*
Other asset-backed securities	17.7	1.2	(0.9)	—	—	—	(10.1)	—	(5.5)	2.4	—*
Total fixed maturities, including securities pledged	234.6	0.2	(4.4)	182.5	—	—	(31.7)	234.4	(36.4)	579.2	(1.0)
Equity securities, available-for-sale	35.9	—	0.7	—	—	—	—	—	—	36.6	—
Derivatives:											
Product guarantees:											
Stabilizer and MCGs[2]	—	(98.2)	—	—	(4.7)	—	—	—	—	(102.9)	—
FIA[2]	(23.1)	(3.0)	—	—	(0.2)	—	—	—	—	(26.3)	—
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	—	—	—	1.5	—	—	—	—	—	1.5	—
Assets held in separate accounts[5]	13.1	0.1	—	1.3	—	(4.4)	—	0.2	(7.9)	2.4	(0.1)

* Less than $0.1.

(1) Primarily U.S. dollar denominated.

(2) All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

(3) The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

(4) For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

(5) The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on net income for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2013:

| | Fair Value as of January 1 | Total Realized/ Unrealized Gains (Losses) Included in: | | Purchases | Issuances | Sales | Settlements | Transfers in to Level 3[3] | Transfers out of Level 3[3] | Fair Value as of December 31 | Change in Unrealized Gains (Losses) Included in Earnings[4] |
		Net Income	OCI								
Fixed maturities, including securities pledged:											
U.S. Government agencies and authorities	$ —	$ —	$ —	$ 5.1	$ —	$ —	$ —	$ —	$ —	$ 5.1	$ —
U.S. corporate, state and municipalities	154.6	(0.3)	0.4	— *	—	(6.0)	(4.3)	0.9	—	145.3	(0.3)
Foreign[1]	24.6	— *	1.3	22.2	—	(1.9)	(10.7)	7.3	— *	42.8	— *
Residential mortgage-backed securities	9.1	(2.0)	(0.3)	17.5	—	—	—	—	(0.6)	23.7	(2.0)
Commercial mortgage-backed securities	—	—	—	—	—	—	—	—	—	—	—
Other asset-backed securities	33.2	2.3	(0.7)	—	—	(2.8)	(9.9)	—	(4.4)	17.7	0.9
Total fixed maturities, including securities pledged	221.5	— *	0.7	44.8	—	(10.7)	(24.9)	8.2	(5.0)	234.6	(1.4)
Equity securities, available-for-sale	17.0	(0.3)	1.4	—	—	— *	— *	34.5	(16.7)	35.9	—
Derivatives:											
Product guarantees:											
Stabilizer and MCGs[2]	(102.0)	108.2	—	(6.2)	—	—	—	—	—	—	—
FIA[2]	(20.4)	(2.7)	—	—	—	—	—	—	—	(23.1)	—
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	—	—	—	—	—	—	—	—	—	—	—
Assets held in separate accounts[5]	16.3	0.1	—	16.0	—	(11.6)	—	2.2	(9.9)	13.1	—

* Less than $0.1.

(1) Primarily U.S. dollar denominated.

(2) All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

(3) The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

(4) For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

(5) The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on net income for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2014 and 2013, the transfers in and out of Level 3 for fixed maturities and equity securities, as well as separate accounts, were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

Significant Unobservable Inputs

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its annuity product guarantees is presented in the following sections and table.

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and policyholder behavior assumptions, such as lapses and partial withdrawals. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

Interest Rate Volatility: A term-structure model is used to approximate implied volatility for the swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

Nonperformance Risk: For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company and the priority of policyholder claims.

Actuarial Assumptions: Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2014:

	Range[1]	
Unobservable Input	**FIA**	**Stabilizer / MCG**
Interest rate implied volatility	—	0.2% to 7.6%
Nonperformance risk	0.13% to 1.1%	0.13% to 1.1%
Actuarial Assumptions:		
Partial Withdrawals	0.4% to 3.2%	—
Lapses	0% to 45% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 65% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	87%	0-30%	0-15%	0-45%	0-15%
Stabilizer with Recordkeeping Agreements	13%	0-50%	0-25%	0-65%	0-25%
Aggregate of all plans	100%	0-50%	0-25%	0-65%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2013:

	Range[1]	
Unobservable Input	**FIA**	**Stabilizer / MCG**
Interest rate implied volatility	—	0.2% to 8.0%
Nonperformance risk	-0.1% to 0.79%	-0.1% to 0.79%
Actuarial Assumptions:		
Partial Withdrawals	0% to 2%	—
Lapses	0% to 48% [2]	0% to 55% [3]
Policyholder Deposits[4]	—	0% to 60% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	88%	0-30%	0-15%	0-55%	0-15%
Stabilizer with Recordkeeping Agreements	12%	0-55%	0-25%	0-60%	0-30%
Aggregate of all plans	100%	0-55%	0-25%	0-60%	0-30%

[4] Measured as a percentage of assets under management or assets under administration.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the following will cause an increase (decrease) in the derivative and embedded derivative fair value liabilities related to Stabilizer and MCG contracts:

- An increase (decrease) in interest rate implied volatility
- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses
- A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

- Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

Other Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

	December 31, 2014		December 31, 2013	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 21,616.6	$ 21,616.6	$ 20,705.8	$ 20,705.8
Equity securities, available-for-sale	121.9	121.9	134.9	134.9
Mortgage loans on real estate	3,513.0	3,680.6	3,396.1	3,403.9
Policy loans	239.1	239.1	242.0	242.0
Limited partnerships/corporations	248.4	248.4	180.9	180.9
Cash, cash equivalents, short-term investments and short-term investments under securities loan agreements	1,048.1	1,048.1	529.7	529.7
Derivatives	562.0	562.0	464.4	464.4
Notes receivable from affiliates	175.0	216.7	175.0	186.4
Assets held in separate accounts	62,808.1	62,808.1	60,104.9	60,104.9
Liabilities:				
Investment contract liabilities:				
Funding agreements without fixed maturities and deferred annuities[1]	21,503.3	26,023.3	21,010.8	24,379.6
Supplementary contracts, immediate annuities and other	442.4	546.3	487.2	578.5
Derivatives:				
Annuity product guarantees:				
FIA	26.3	26.3	23.1	23.1
Stabilizer and MCGs	102.9	102.9	—	—
Other derivatives	217.0	217.0	216.6	216.6
Long-term debt	4.9	4.9	4.9	4.9
Embedded derivatives on reinsurance	(13.0)	(13.0)	(54.0)	(54.0)

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Annuity product guarantees section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets, for which it

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

Policy loans: The fair value of policy loans approximates the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Limited partnerships/corporations: The fair value for these investments, primarily private equity fund of funds and hedge funds, is based on actual or estimated Net Asset Value ("NAV") information as provided by the investee and is classified as Level 3.

Notes receivable from affiliates: Estimated fair value of the Company's notes receivable from affiliates is determined primarily using a matrix-based pricing. The model considers the current level of risk-free interest rates, credit quality of the issuer and cash flow characteristics of the security model and is classified as Level 2.

Investment contract liabilities:

> *Funding agreements without a fixed maturity and deferred annuities:* Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving risk-free rates in the scenarios plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

> *Supplementary contracts and immediate annuities:* Fair value is estimated as the mean present value of the single deterministically modeled cash flows associated with the contract liabilities discounted using stochastically evolving short risk-free rates in the scenarios plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Long-term debt: Estimated fair value of the Company's long-term debt is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk. Long-term debt is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

5.   Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC and VOBA was as follows for the periods indicated:

	DAC	VOBA	Total
Balance at January 1, 2012	$ 334.9	$ 593.6	$ 928.5
Deferrals of commissions and expenses	79.1	8.1	87.2
Amortization:			
Amortization	(72.1)	(152.6)	(224.7)
Interest accrued[1]	31.1	62.5	93.6
Net amortization included in the Consolidated Statements of Operations	(41.0)	(90.1)	(131.1)
Change in unrealized capital gains/losses on available-for-sale securities	(76.5)	(130.2)	(206.7)
Balance at December 31, 2012	296.5	381.4	677.9
Deferrals of commissions and expenses	71.3	7.2	78.5
Amortization:			
Amortization	(69.7)	(83.6)	(153.3)
Interest accrued[1]	34.0	61.0	95.0
Net amortization included in the Consolidated Statements of Operations	(35.7)	(22.6)	(58.3)
Change in unrealized capital gains/losses on available-for-sale securities	144.1	330.6	474.7
Balance at December 31, 2013	476.2	696.6	1,172.8
Deferrals of commissions and expenses	69.8	6.9	76.7
Amortization:			
Amortization	(91.0)	(113.3)	(204.3)
Interest accrued[1]	35.9	59.2	95.1
Net amortization included in the Consolidated Statements of Operations	(55.1)	(54.1)	(109.2)
Change in unrealized capital gains/losses on available-for-sale securities	(94.4)	(122.6)	(217.0)
Balance at December 31, 2014	$ 396.5	$ 526.8	$ 923.3

[1] Interest accrued at the following rates for VOBA: 5.5% to 7.0% during 2014, 1.0% to 7.0% during 2013 and 5.0% to 7.0% during 2012.

The estimated amount of VOBA amortization expense, net of interest, is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Year	Amount
2015	$ 59.8
2016	44.8
2017	39.0
2018	34.2
2019	31.3

6.   Guaranteed Benefit Features

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2014, the account value for the separate account contracts with guaranteed minimum benefits was $39.0 billion. The additional liability recognized related to minimum guarantees was $111.5. As of December 31, 2013, the account value for the separate account contracts with guaranteed minimum benefits was $38.0 billion. The additional liability recognized related to minimum guarantees was $7.1.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2014 and 2013 was $9.3 billion and $9.2 billion, respectively.

7.   Reinsurance

At December 31, 2014, the Company had reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2014, the Company had agreements with two of its affiliates, Langhorne I, LLC, and Security Life of Denver International ("SLDI"), which are accounted for under the deposit method of accounting, for which the deposit receivable was $93.9 and $39.7 at December 31, 2014 and 2013, respectively. Refer to the *Related Party Transactions* Note for further detail.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement.

The Company assumed $25.0 of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $9.7 and $10.1 were maintained for this contract as of December 31, 2014 and 2013, respectively.

Reinsurance recoverable was comprised of the following as of the dates indicated:

| | | December 31, | | |
		2014		2013
Claims recoverable from reinsurers	$	1,927.8	$	2,016.7
Reinsured amounts due to reinsurers		1.6		(0.4)
Other		0.1		0.3
Total	$	1,929.5	$	2,016.6

The following table summarizes the effect of reinsurance on Premiums for the periods indicated:

| | | Year Ended December 31, | | | | |
		2014		2013		2012
Premiums:						
Direct premiums	$	88.9	$	37.4	$	36.2
Reinsurance assumed		0.1		0.1		—
Reinsurance ceded		(0.2)		(0.2)		(0.2)
Net premiums	$	88.8	$	37.3	$	36.0

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

───

8. Capital Contributions, Dividends and Statutory Information

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of VRIAC's earned statutory surplus at the prior year end or (2) VRIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2014, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $371.0, $281.0 of which was paid on May 19, 2014 and $90.0 which was paid on December 22, 2014. During the year ended December 31, 2013, following receipt of required approval from its domiciliary state insurance regulator and consummation of the IPO of Voya Financial, Inc., VRIAC paid an extraordinary dividend in the amount of $174.0 to its Parent. In addition, on December 9, 2013, VRIAC paid an ordinary dividend of $90.0 to its Parent. On December 9, 2014 and December 16, 2013, VFP paid a $95.0 and $60.0 dividend, respectively, to VRIAC, its parent. On October 3, 2014, DSL paid a $30.0 dividend to VRIAC, its parent. During the year ended December 31, 2013, DSL did not pay any dividend to VRIAC.

During the years ended December 31, 2014 and 2013, VRIAC did not receive any capital contributions from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically deferred tax assets.

Statutory net income (loss) was $321.7, $175.2 and $261.6, for the years ended December 31, 2014, 2013 and 2012, respectively. Statutory capital and surplus was $2.0 billion as of December 31, 2014 and 2013, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

9.   Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of the dates indicated.

	December 31,		
	2014	**2013**	**2012**
Fixed maturities, net of OTTI	$ 1,553.7	$ 820.9	$ 2,190.9
Equity securities, available-for-sale	14.5	15.5	13.5
Derivatives	202.6	133.0	215.2
DAC/VOBA and sales inducements adjustments on available-for-sale securities	(552.4)	(335.3)	(810.6)
Premium deficiency reserve adjustment	(129.8)	(82.4)	(152.6)
Unrealized capital gains (losses), before tax	1,088.6	551.7	1,456.4
Deferred income tax asset (liability)	(255.5)	(66.1)	(444.6)
Unrealized capital gains (losses), after tax	833.1	485.6	1,011.8
Pension and other postretirement benefits liability, net of tax	8.4	9.8	11.2
AOCI	$ 841.5	$ 495.4	$ 1,023.0

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

	Year Ended December 31, 2014		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 713.0	$ (251.0)	$ 462.0
Equity securities	(1.3)	0.5	(0.8)
OTTI	5.1	(1.8)	3.3
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	15.0	(5.3)	9.7
DAC/VOBA and sales inducements	(217.1) [1]	76.0	(141.1)
Premium deficiency reserve adjustment	(47.4)	16.6	(30.8)
Change in unrealized gains/losses on available-for-sale securities	467.3	(165.0)	302.3
Derivatives:			
Derivatives	77.0 [2]	(27.0)	50.0
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(7.4)	2.6	(4.8)
Change in unrealized gains/losses on derivatives	69.6	(24.4)	45.2
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2.2) [3]	0.8	(1.4)
Change in pension and other postretirement benefits liability	(2.2)	0.8	(1.4)
Change in Other comprehensive income (loss)	$ 534.7	$ (188.6)	$ 346.1

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2013		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ (1,372.1)	$ 542.1 [4]	$ (830.0)
Equity securities	2.0	(0.7)	1.3
OTTI	2.7	(0.9)	1.8
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	(0.6)	0.2	(0.4)
DAC/VOBA and sales inducements	475.3 [1]	(166.4)	308.9
Premium deficiency reserve adjustment	70.2	(24.6)	45.6
Change in unrealized gains/losses on available-for-sale securities	(822.5)	349.7	(472.8)
Derivatives:			
Derivatives	(79.5) [2]	27.9	(51.6)
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(2.7)	0.9	(1.8)
Change in unrealized gains/losses on derivatives	(82.2)	28.8	(53.4)
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2.2) [3]	0.8	(1.4)
Change in pension and other postretirement benefits liability	(2.2)	0.8	(1.4)
Change in Other comprehensive income (loss)	$ (906.9)	$ 379.3	$ (527.6)

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.
[4] Amount includes $67.6 valuation allowance. See the *Income Taxes* Note to these Consolidated Financial Statements for additional information.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2012		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 727.7	$ (250.3)	$ 477.4
Equity securities	0.4	(0.1)	0.3
OTTI	10.6	(3.7)	6.9
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	(66.1)	23.1	(43.0)
DAC/VOBA and sales inducements	(207.0) [1]	72.5	(134.5)
Premium deficiency reserve adjustment	(87.8)	30.7	(57.1)
Change in unrealized gains/losses on available-for-sale securities	377.8	(127.8)	250.0
Derivatives:			
Derivatives	41.5 [2]	(14.5)	27.0
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	—	—	—
Change in unrealized gains/losses on derivatives	41.5	(14.5)	27.0
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2.2) [3]	0.7	(1.5)
Change in pension and other postretirement benefits liability	(2.2)	0.7	(1.5)
Change in Other comprehensive income (loss)	$ 417.1	$ (141.6)	$ 275.5

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

10.   Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

	Year Ended December 31,		
	2014	2013	2012
Current tax expense (benefit):			
Federal	$ 85.7	$ 144.6	$ 200.9
Total current tax expense (benefit)	85.7	144.6	200.9
Deferred tax expense (benefit):			
Federal	(11.2)	62.4	(9.7)
Total deferred tax expense (benefit)	(11.2)	62.4	(9.7)
Total income tax expense (benefit)	$ 74.5	$ 207.0	$ 191.2

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

		Year Ended December 31,				
		2014		2013		2012
Income (loss) before income taxes	$	306.2	$	490.5	$	516.6
Tax rate		35.0%		35.0%		35.0%
Income tax expense (benefit) at federal statutory rate		107.2		171.7		180.8
Tax effect of:						
Dividends received deduction		(30.7)		(26.6)		(18.6)
Valuation allowance		(0.4)		67.6		—
Audit settlements		(0.1)		(0.3)		(0.3)
Prior year tax		—		—		28.1
Tax Credit		0.4		—		—
Other		(1.9)		(5.4)		1.2
Income tax expense (benefit)	$	74.5	$	207.0	$	191.2

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

		December 31,		
		2014		2013
Deferred tax assets				
Insurance reserves	$	219.1	$	166.7
Investments		190.8		231.8
Compensation and benefit		83.1		103.1
Other assets		7.4		—
Total gross assets before valuation allowance		500.4		501.6
Less: Valuation allowance		10.7		11.1
Assets, net of valuation allowance		489.7		490.5
Deferred tax liabilities				
Net unrealized investment (gains) losses		(573.0)		(310.5)
Deferred policy acquisition costs		(284.2)		(367.9)
Other liabilities		—		(2.2)
Total gross liabilities		(857.2)		(680.6)
Net deferred income tax asset (liability)	$	(367.5)	$	(190.1)

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2014 and December 31, 2013, the Company had total valuation allowances of approximately $10.7 and $11.1, respectively. As of December 31, 2014 and December 31, 2013, $130.0 and $130.4, respectively, of these valuation allowances were allocated to continuing operations, and $(119.3) as of the end of each period were allocated to Other comprehensive income related to realized and unrealized capital losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the year ended December 31, 2014, 2013 and 2012 the increases (decreases) in the valuation allowances were $(0.4), $0.0 and $0.0, respectively. In 2014, 2013 and 2012 there were increases (decreases) of $(0.4), $67.6, and $0.0, respectively, in the valuation allowances that were allocated to operations. In 2014, 2013 and 2012 there were increases (decreases) of $0.0, $(67.6), and $0.0, respectively, that were allocated to Other comprehensive income.

Tax Sharing Agreement

The Company had a receivable from Voya Financial, Inc. of $10.1 as of December 31, 2014 and a payable to Voya Financial, Inc. of $74.1 as of December 31, 2013, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of Voya Financial, Inc. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of Voya Financial, Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. Under the tax sharing agreement, Voya Financial, Inc., will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Unrecognized Tax Benefits

The Company had no unrecognized tax benefits as of December 31, 2014 and 2013.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2014 and 2013.

Tax Regulatory Matters

During April 2014, the Internal Revenue Service ("IRS") completed its examination of Voya Financial, Inc.'s consolidated return (including the Company) through tax year 2012. The 2012 audit settlement did not have a material impact on the Company. Voya Financial, Inc. (including the Company) is currently under audit by the IRS, and it is expected that the examination of tax year 2013 will be finalized within the next twelve months. Voya Financial, Inc. and the IRS have agreed to participate in the Compliance Assurance Process for the tax years 2013 through 2015.

11.   Benefit Plans

Defined Benefit Plan

Voya Services Company (formerly ING North America Insurance Corporation) sponsors the Voya Retirement Plan (the "Retirement Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

Effective September 8, 2014, a plan amendment was approved changing the Plan's name from the ING U.S. Retirement Plan to the Voya Retirement Plan. The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company. For participants in the Retirement Plan as of December 31, 2011, there was a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula which ended December 31, 2013.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The costs allocated to the Company for its employees' participation in the Retirement Plan were $6.2, $6.5 and $19.1 for the years ended December 31, 2014, 2013 and 2012, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

Voya Services Company sponsors the Voya Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan is a tax qualified defined contribution and stock bonus plan, which includes an employee stock ownership plan component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. Voya Services Company matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $10.6, $10.8 and $9.7, for the years ended December 31, 2014, 2013 and 2012, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

The Company, in conjunction with Voya Services Company, offers certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants began accruing benefits under Voya Services SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with Voya Services Company, sponsors the Pension Plan for Certain Producers of Voya Retirement Insurance and Annuity Company (formerly the ING Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and Voya Services Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Obligations and Funded Status

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan as of December 31, 2014 and 2013:

	Year Ended December 31,			
	2014		**2013**	
Change in benefit obligation:				
Benefit obligation, January 1	$	84.1	$	97.2
Interest cost		4.0		3.8
Benefits paid		(4.8)		(7.8)
Actuarial (gains) losses on obligation		13.3		(9.1)
Benefit obligation, December 31	$	96.6	$	84.1

Amounts recognized on the Consolidated Balance Sheets in Other liabilities and in AOCI were as follows as of December 31, 2014 and 2013:

	December 31,			
	2014		**2013**	
Accrued benefit cost	$	(96.6)	$	(84.1)
Accumulated other comprehensive income (loss):				
Prior service cost (credit)		(4.9)		(6.1)
Net amount recognized	$	(101.5)	$	(90.2)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2014 and 2013 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2014	**2013**
Discount rate	4.36%	4.95%
Rate of compensation increase	4.00%	4.00%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 4.36% was the appropriate discount rate as of December 31, 2014, to calculate the Company's accrued benefit liability.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2014	**2013**	**2012**
Discount rate	4.95%	4.05%	4.75%
Rate of compensation increase	4.00%	4.00%	4.00%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the years ended December 31, 2014, 2013 and 2012:

| | Year Ended December 31, | | |
	2014	2013	2012
Interest cost	$ 4.0	$ 3.8	$ 4.4
Net (gain) loss recognition	13.3	(9.1)	3.4
Amortization of prior service cost (credit)	(1.2)	(1.2)	(1.2)
Net periodic (benefit) cost	$ 16.1	$ (6.5)	$ 6.6

Cash Flows

In 2015, the Company is expected to contribute $5.5 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2015 through 2019 and thereafter through 2024, are estimated to be $5.5, $5.5, $5.6, $5.7, $5.6 and $28.9, respectively.

Share Based Compensation Plans

Certain employees of the Company participate in the 2013 and 2014 Omnibus Employee Incentive Plans ("the Omnibus Plans") sponsored by Voya Financial, Inc., with respect to awards granted in 2013 and 2014. Certain employees also participate in various ING Group share-based compensation plans with respect to awards granted prior to 2013. Upon closing of the IPO, certain awards granted by ING Group that, upon vesting, would have been issuable in the form of American Depository Receipts ("ADRs") of ING Group were converted into performance shares or restricted stock units ("RSUs") under the Omnibus Plans that upon vesting, will be issuable in Voya Financial, Inc. common stock.

The Company was allocated compensation expense from ING Group and Voya Financial, Inc. of $25.1, $17.0 and $11.0 for the years ended December 31, 2014, 2013 and 2012, respectively.

The Company recognized tax benefits of $8.6, $6.0 and $3.9 in 2014, 2013 and 2012, respectively. Excess tax benefits are recognized in Additional paid-in capital and are accounted for in a single pool available to all share-based compensation awards. Excess tax benefits in Additional paid-in capital are not recognized until the benefits result in a reduction in taxes payable. The Company uses tax law ordering when determining when excess tax benefits have been realized.

In addition, the Company, in conjunction with Voya Services Company, sponsors the following benefit plans:

- The Voya 401(k) Plan for VRIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the Voya 401(k) Plan for VRIAC Agents was filed with the IRS on January 1, 2008. A favorable determination letter was received dated January 5, 2011.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The Voya Financial, Inc. Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The Voya Financial, Inc. Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2014, 2013 and 2012, were $12.8, $11.3 and $11.9, respectively.

12.   Financing Agreements

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting by the Department of Economic and Community Development ("DECD") loaned VRIAC $9.9 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). The loan has a term of twenty years and bears an annual interest rate of 1.0%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, VRIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provided for loan forgiveness during the first five years of the term at varying amounts up to $5.0 if VRIAC and its affiliates met certain employment thresholds at the Windsor Property during that period. On December 1, 2008, the DECD determined that the Company had met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to VRIAC in accordance with the terms of the DECD Loan. The DECD Loan provides additional loan forgiveness at varying amounts up to $4.9 if VRIAC and its Voya affiliates meet certain employment thresholds at the Windsor Property during years five through ten of the loan. VRIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, Voya Services Company. In November 2012, VRIAC provided a letter of credit to the DECD in the amount of $10.6 as security for its repayment obligations with respect to the loan.

At December 31, 2014 and 2013, the amount of the loan outstanding was $4.9, which was reflected in Long-term debt on the Consolidated Balance Sheets.

13.   Commitments and Contingencies

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by Voya Services Company as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2014, 2013 and 2012, rent expense for leases was $3.8, $4.0 and $4.9, respectively.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2014 and 2013, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $334.0 and $466.8, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, letter of credit ("LOC") and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

	December 31,	
	2014	**2013**
Other fixed maturities-state deposits	$ 13.5	$ 13.1
Securities pledged[1]	235.3	140.1
Total restricted assets	$ 248.8	$ 153.2

[1] Includes the fair value of loaned securities of $174.9 and $97.6 as of December 31, 2014 and 2013, respectively, which is included in Securities pledged on the Consolidated Balance Sheets. In addition, as of December 31, 2014 and 2013, the Company delivered securities as collateral of $60.4 and $42.5, respectively, which was included in Securities pledged on the Consolidated Balance Sheets.

Litigation and Regulatory Matters

The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonable possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed abandoned under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters and litigation. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that the outcome of pending litigation and regulatory matters is not likely to have such an effect. However, given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. This paragraph contains an estimate of reasonably possible losses above any amounts accrued. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued, the estimate reflects the reasonably possible range of loss in excess of the accrued amounts. For matters for which a reasonably possible (but not probable) range of loss exists, the estimate reflects the reasonably possible and unaccrued loss or range of loss. As of December 31,

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2014, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters, as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation against the Company includes a case styled Healthcare Strategies, Inc., Plan Administrator of the Healthcare Strategies Inc. 401(k) Plan v. ING Life Insurance and Annuity Company (U.S.D.C. D. CT, filed February 22, 2011), in which two sponsors of 401(k) Plans governed by the Employee Retirement Income Act ("ERISA") claim that VRIAC has entered into revenue sharing agreements with mutual funds and others in violation of the prohibited transaction rules of ERISA. Among other things, the plaintiffs seek disgorgement of all revenue sharing payments and profits earned in connection with such payments, an injunction barring the practice of revenue sharing and attorney fees. On September 26, 2012, the district court certified the case as a class action in which the named plaintiffs represent approximately 15,000 similarly situated plan sponsors. On April 11, 2014, the parties submitted to the court a motion for preliminary approval of a class-wide settlement agreement under which VRIAC, without admitting liability, would make a payment to the class of approximately $15.0 and adopt certain changes in its disclosure practices. Final court approval which was required for the settlement to become effective, was received on September 25, 2014.

14.   Related Party Transactions

Operating Agreements

VRIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with Voya Investment Management LLC ("VIM") (formerly ING Investment Management LLC), an affiliate, in which VIM provides asset management, administrative and accounting services for VRIAC's general account. VRIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2014, 2013 and 2012, expenses were incurred in the amounts of $30.3, $27.7 and $27.0, respectively.
- Services agreement with Voya Services Company for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2014, 2013 and 2012, expenses were incurred in the amounts of $197.7, $187.1 and $183.5, respectively.
- Services agreement between VRIAC and its U.S. insurance company affiliates for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2014, 2013 and 2012, net expenses related to the agreement were incurred in the amount of $26.9, $22.6 and $30.8, respectively.
- Service agreement with Voya Institutional Plan Services, LLC ("VIPS") (formerly ING Institutional Plan Services, LLC) effective November 30, 2008 pursuant to which VIPS provides record-keeper services to certain benefit plan clients of VRIAC. For the years ended December 31, 2014, 2013 and 2012, VRIAC's net earnings related to the agreement were in the amount of $8.1, $8.2 and $7.1, respectively.
- Intercompany agreement with VIM pursuant to which VIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues VIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2014, 2013 and 2012, revenue under the VIM intercompany agreement was $31.9, $30.5 and $26.2, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with Voya Insurance and Annuity Company ("VIAC") (formerly ING USA Annuity and Life Insurance Company ("ING USA")) and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies as well as VRIAC, whereby DSL serves as the principal underwriter for variable insurance products and provides wholesale distribution services for mutual fund custodial products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2014, 2013 and 2012, commissions were collected in the amount of $244.9, $242.1 and $225.5, respectively. Such commissions are, in turn, paid to broker-dealers.
- Intercompany agreements with each of VIAC, VRIAC, VIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contracting Party. For the years ended December 31, 2014, 2013 and 2012, expenses were incurred under these intercompany agreements in the aggregate amount of $231.5, $230.5 and $212.3, respectively.
- Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2014, 2013 and 2012, expenses were incurred under this service agreement in the amount of $3.3, $3.4 and $3.2, respectively.
- Administrative and advisory services agreements with Voya Investments, LLC (formerly ING Investments, LLC) and VIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of Voya Investors Trust (formerly ING Investors Trust). For the years ended December 31, 2014, 2013 and 2012, expenses were incurred in the amounts of $45.5, $34.0 and $27.0, respectively.

Reinsurance Agreements

The Company has entered into the following agreements that were accounted for under the deposit method with two of its affiliates. As of December 31, 2014 and 2013, the Company had deposit assets of $93.9 and $39.7, respectively, and deposit liabilities of $201.1 and $83.5, respectively related to these agreements. Deposit assets and liabilities are included in Other assets and Other liabilities, respectively, on the Consolidated Balance Sheets.

Effective January 1, 2014, VRIAC entered into a coinsurance agreement with Langhorne I, LLC, a newly formed affiliated captive reinsurance company to manage reserve and capital requirements in connection with a portion of our Stabilizer and Managed Custody Guarantee business.

Effective, December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company will reinsure to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on the certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York will be 90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York will be 100%.

Investment Advisory and Other Fees

Effective January 1, 2007, VRIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. VRIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay VRIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $210.4, $152.4 and $135.0 (excludes fees paid to Voya Investment Management Co. LLC (formerly ING Investment Management Co. LLC)) in 2014, 2013 and 2012, respectively.

DSL has been retained by Voya Investors Trust, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to Voya Investors Trust. Under the management agreement, DSL provides or arranges for the

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

provision of all services necessary for the ordinary operations of Voya Investors Trust. DSL earns a monthly fee based on a percentage of average daily net assets of Voya Investors Trust. DSL has entered into an administrative services subcontract with Voya Funds Services, LLC (formerly ING Funds Services, LLC), an affiliate, pursuant to which Voya Funds Services, LLC, provides certain management, administrative and other services to Voya Investors Trust and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of Voya Partners, Inc. (formerly ING Partners, Inc.), an affiliate. DSL and Voya Partners, Inc. have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for Voya Partners, Inc. Voya Partners, Inc. pays DSL a monthly fee which is based on a percentage of average daily net assets. For the years ended December 31, 2014, 2013 and 2012, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $414.3, $418.2 and $370.6, respectively. At December 31, 2014 and 2013, DSL had $33.0 and $36.5, respectively, receivable from Voya Investors Trust under the management agreement.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with Voya Financial, Inc., an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2016, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. For the year ended December 31, 2014, interest on any borrowing by either the Company or Voya Financial, Inc. was charged at a rate based on the prevailing market rate for similar third-party borrowings or securities. During the years ended December 31, 2013 and 2012, interest on any Company borrowing was charged at the rate of Voya Financial, Inc.'s cost of funds for the interest period, plus 0.15%. During the years ended December 31, 2013 and 2012, interest on any Voya Financial, Inc. borrowing was charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, the Company incurred immaterial interest expense for the year ended December 31, 2014. The Company did not incur any interest expense for the years ended December 31, 2013 and 2012. The Company earned interest income of $0.4, $0.0 and $0.5 for the years ended December 31, 2014, 2013 and 2012, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, in the Consolidated Statements of Operations. As of December 31, 2014 and 2013, the Company did not have any outstanding receivable/payable with Voya Financial, Inc. under the reciprocal loan agreement.

During the second quarter of 2012, Voya Financial, Inc. repaid the then outstanding receivable due under the reciprocal loan agreement from the proceeds of its $5.0 billion Senior Unsecured Credit Facility which was entered into on April 20, 2012. The Company and Voya Financial, Inc. continue to maintain the reciprocal loan agreement, and future borrowings by either party will be subject to the reciprocal loan terms summarized above.

Note with Affiliate

On December 29, 2004, VIAC issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to VRIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $11.1 for the years ended December 31, 2014, 2013 and 2012.

VARIABLE ANNUITY ACCOUNT B
PART C - OTHER INFORMATION

Item 24.   Financial Statements and Exhibits
(a)   Financial Statements:
(1)   Included in Part A:
                 Condensed Financial Information
(2)   Included in Part B:
                 Financial Statements of Variable Annuity Account B:
-                    Report of Independent Registered Public Accounting Firm
-                    Statements of Assets and Liabilities as of December 31, 2014
-                    Statements of Operations for the year ended December 31, 2014
-                    Statements of Changes in Net Assets for the years ended December 31, 2014 and 2013
-                    Notes to Financial Statements
                 Consolidated Financial Statements of Voya Retirement Insurance and Annuity Company:
-                    Report of Independent Registered Public Accounting Firm
-                    Consolidated Balance Sheets as of December 31, 2014 and 2013
-                    Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012
-                    Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012
-                    Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2014, 2013 and 2012
-                    Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012
-                    Notes to Consolidated Financial Statements

(b)   Exhibits
         (1)   Resolution of the Board of Directors of Aetna Life Insurance and Annuity Company establishing Variable Annuity Account B • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75986), as filed on April 22, 1996.
         (2)   Not applicable
         (3.1)   Standard Form of Broker-Dealer Agreement • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216) as filed on April 11, 2006.
         (3.2)   Underwriting Agreement dated November 17, 2006 between ING Life Insurance and Annuity Company and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4 (File No. 033-75996), as filed on December 20, 2006.
         (3.3)   Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between Directed Services LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-167680), as filed on February 11, 2011.
         (3.4)   Amendment No. 1 made and entered into as of December 1, 2013 to the Intercompany Agreement dated as of December 22, 2010 by and among Directed Services LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.
         (3.5)   Amendment No. 2, effective as of September 30, 2014, to the Intercompany Agreement dated as of December 22, 2010 by and between Directed Services LLC and ING Life Insurance and Annuity Company (now known as Voya Retirement Insurance and Annuity Company) • Incorporated by reference to Post-Effective Amendment No. 63 to Registration Statement on Form N-4 (File No. 033-75962), as filed on December 16, 2014.

(3.6)	Amendment No. 3, effective as of April 1, 2015, to the Intercompany Agreement dated as of December 22, 2010 by and between Directed Services LLC and Voya Retirement Insurance and Annuity Company.
(3.7)	Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-167680), as filed on February 11, 2011.
(3.8)	Amendment No. 1 made and entered into as of December 1, 2013 to the Intercompany Agreement dated as of December 22, 2010 by and among ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.
(3.9)	Amendment No. 2, effective as of September 30, 2014, to the Intercompany Agreement dated as of December 22, 2010 by and between ING Investment Management LLC (now known as Voya Investment Management LLC) and ING Life Insurance and Annuity Company (now known as "Voya Retirement Insurance and Annuity Company") • Incorporated by reference to Post-Effective Amendment No. 63 to Registration Statement on Form N-4 (File No. 033-75962), as filed on December 16, 2014.
(4.3)	Variable Annuity Contract (G-CDA-HD) • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75982), as filed on April 22, 1996.
(4.1)	Variable Annuity Contract (G-CDA-HF) • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75964), as filed on July 29, 1997.
(4.2)	Variable Annuity Contract (IA-CDA-IA) • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75964), as filed on July 29, 1997.
(4.4)	Variable Annuity Contracts (GID-CDA-HO), (GLID-CDA-HO) and (GSD-CDA-HO) • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 033-75982), as filed on February 20, 1997.
(4.5)	Variable Annuity Contract (I-CDA-HD) • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 033-75964), as filed on February 11, 1997.
(4.6)	Variable Annuity Contract (ISE-CDA-HO) • Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form N-4 (File No. 033-75996), as filed on February 16, 2000.
(4.7)	Variable Annuity Contract Certificate GTCC-HF • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75980), as filed on February 12, 1997.
(4.8)	Variable Annuity Contract Certificate GTCC-HD • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 4, 1999.
(4.9)	Variable Annuity Contract Certificate (GDCC-HO) to Contracts GID-CDA-HO, GLID-CDA-HO and GSD-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form N-4 (File No. 033-75996), as filed on February 16, 2000.
(4.10)	Endorsement (EGET-IC(R)) to Contracts G-CDA-HF and G-CDA-HD • Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-75986), as filed on April 12, 1996.
(4.11)	Endorsements (EIGET-IC(R)) and (EIGF-IC) to Contracts IA-CDA-IA and I-CDA-HD • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 033-75964), as filed on August 30, 1996.
(4.12)	Endorsement (E98-CDA-HO) to Contracts GLID-CDA-HO, GID-CDA-HO and GSD-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 033-75986), as filed on August 30, 1996.

(4.13)	Endorsement (EGETE-IC(R)) to Contracts GLID-CDA-HO, GID-CDA-HO and GSD-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 033-75986), as filed on August 30, 1996.

(4.14)	Endorsement (EFUND97) to Contracts GID-CDA-HO, GLID-CDA-HO, GSD-CDA-HO and ISE-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75964), as filed on July 29, 1997.

(4.15)	Endorsement (E98-G-CDA-HF/HD) to Contracts G-CDA-HF and
G-CDA-HD • Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement on Form N-4 (File No. 033-75982), as filed on April 13, 1998.

(4.16)	Endorsement (EGET(99)) to Contracts G-CDA-HF, IA-CDA-IA, G-CDA-HD, GID-CDA-HO, GLID-CDA-HO, GSD-CDA-HO, I-CDA-HD, and ISE-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 7, 1999.

(4.17)	Endorsement EGATHDF-00 to Contracts G-CDA-HD and G-CDA-HF • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 11, 2000.

(4.18)	Endorsement EGATHO-00 to Contracts GLID-CDA-HO and GID-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 11, 2000.

(4.19)	Endorsement EGAT-GSDHO-00 to Contract GST-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 11, 2000.

(4.20)	Endorsement EGLID-ME/AC-99 to Contract GLID-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 11, 2000.

(4.21)	Endorsement EEGTRRA-HEG(01) to Contracts G-CDA-HF, IA-CDA-IA, G-CDA-HD, GID-CDA-HO, GLID-CDA-HO, GSD-CDA-HO, I-CDA-HD, ISE-CDA-HO and Certificate GDCC-HO • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2002.

(4.22)	Endorsement E-LOANA(01/01) to Contracts G-CDA-HF, G-CDA-HD,
I-CDA-HD and I-CDA-IA and Certificates GTCC-HF and GTCC-HD • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 10, 2002.

(4.23)	Endorsements ENMCHG (05/02) and ENMCHGI (05/02) for name change • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002.

(4.24)	Endorsement EMFWV-05 to Contracts GLIT-CDA-HO, GIT-CDA-HO, GTCC-HO, G-CDA-HD, GTCC-HD, G-CDA-HF and GTCC-HF • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 14, 2006.

(4.25)	Endorsement ENYCLLHD(4/04) to Contract G-CDA-HD(XC) and Certificate GTCC-HD(XC) HF • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 14, 2006.

(4.26)	Endorsement ENYCLLGIT/GLIT(4/04) to Contracts GIT-CDA-HO, GLIT-CDA-HO, GTCC-HO, GTCC-HO(X) and GTCC-HD(XC) HF • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 14, 2006.

(4.27)	Endorsement E-FA2(CT)-13 to Contract GLID-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 63 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 7, 2014.

(4.28)	Endorsement EVNMCHG (09/14) for name change

(5.1)	Variable Annuity Contract Application (300-GTD-IA) • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75986), as filed on August 19, 1997.
(5.2)	Variable Annuity Contract Application (710.00.141) • Incorporated by reference to Post-Effective Amendment No. 13 to Registration Statement on Form N-4 (File No. 033-75996), as filed on August 21, 1997.
(6.1)	Restated Certificate of Incorporation (amended and restated as of October 1, 2007) of ING Life Insurance and Annuity Company • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.
(6.2)	Amended and Restated By-Laws of ING Life Insurance and Annuity Company, effective October 1, 2007 • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.
(7)	Not applicable
(8.1)	Fund Participation Agreement dated as of April 30, 2003 among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6 (File No. 333-105319), as filed on July 17, 2003.
(8.2)	Business Agreement dated April 30, 2003 by and among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING American Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6 (File No. 333-105319), as filed on July 17, 2003.
(8.3)	Amendment No. 1 entered into as of January 1, 2008 to the Business Agreement dated April 30, 2003 by and among ING USA Annuity and Life Insurance Company (formerly known as Golden American Life Insurance Company), ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING American Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6 (File No. 333-153338), as filed on November 14, 2008.
(8.4)	Rule 22c-2 Agreement dated and effective as of April 16, 2007 and operational on October 16, 2007 between American Funds Service Company, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.5)	Fund Participation Agreement dated December 1, 1997 among Calvert Responsibly Invested Balanced Portfolio, Calvert Asset Management Company, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 19, 1998.
(8.6)	Service Agreement dated December 1, 1997 between Calvert Asset Management Company, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 19, 1998.

(8.7)	Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Calvert Distributors, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.8)	Fund Participation Agreement dated January 6, 2011 by and between ING Life Insurance and Annuity Company and Federated Securities Corp. • Incorporated by reference to Post-Effective Amendment No. 43 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 10, 2012.
(8.9)	Amendment dated March 31, 2011 to the Fund Participation Agreement dated January 6, 2011 by and between ING Life Insurance and Annuity Company and Federated Securities Corp. • Incorporated by reference to Post-Effective Amendment No. 43 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 10, 2012.
(8.10)	Rule 22c-2 Shareholder Information Agreement dated April 16, 2007, is to become operational on October 16, 2007 by and between Federated Securities Corp., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 45 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 15, 2013.
(8.11)	Amended and Restated Participation Agreement as of June 26, 2009 by and among ING Life Insurance and Annuity Company, Fidelity Distributors Corporation, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.
(8.12)	First Amendment as of June 26, 2009 to Participation Agreement as of June 26, 2009 by and among ING Life Insurance and Annuity Company, Fidelity Distributors Corporation, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.
(8.13)	Letter Agreement dated May 16, 2007 and effective July 2, 2007 between ING Life Insurance and Annuity Company, Variable Insurance Products Fund, Variable Insurance Products Fund I, Variable Insurance Products Fund II, Variable Insurance Product Fund V and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 033-75962), as filed on July 27, 2007.
(8.14)	Service Agreement effective as of June 1, 2002 by and between Fidelity Investments Institutional Operations Company, Inc. and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75988), as filed on August 5, 2004.
(8.15)	Service Contract dated June 20, 2003 and effective as of June 1, 2002 by and between Directed Services, Inc., ING Financial Advisers, LLC, and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75988), as filed on August 5, 2004.

(8.16)	First Amendment effective as of April 1, 2005 to Service Contract dated June 20, 2003 between Fidelity Distributors Corporation and ING Financial Advisers, Inc. and amended on April 1, 2006 • Incorporated by reference to Post-Effective Amendment No. 47 to Registration Statement on Form N-4 (File No. 033-75962), as filed on November 21, 2006.
(8.17)	Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Fidelity Distributors Corporation, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.18)	Amended and Restated Participation Agreement as of December 30, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Directed Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-4 (File No. 333-85618), as filed on February 1, 2007.
(8.19)	Amendment effective June 5, 2007 to Amended and Restated Participation Agreement as of December 30, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Directed Services, Inc. and amended on November 17, 2011 • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-139695), as filed on July 6, 2007, and by reference to Post-Effective Amendment (File No. 033-75962), as filed on April 3, 2012.
(8.20)	Amendment No. 3 dated August 12, 2013 to Amended and Restated Participation Agreement as of December 30, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Directed Services, LLC and ING Financial Advisers, LLC and amended on June 5, 2007 and November 17, 2011 • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.
(8.21)	Amendment No. 4 dated August 1, 2014 to Amended and Restated Participation Agreement dated December 30, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Voya Retirement Insurance and Annuity Company (formerly ING Life Insurance and Annuity Company), Voya Insurance and Annuity company (formerly ING USA Annuity and Life Insurance Company), ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Directed Services, LLC and Voya Financial Partners, LLC (formerly ING Financial Advisers, LLC), and amended on June 5, 2007, November 17, 2011 and August 12, 2013
(8.22)	Amended and Restated Administrative Services Agreement executed as of October 3, 2005 between Franklin Templeton Services, LLC, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2006.
(8.23)	Amendment No. 1 dated May 17, 2006 to Amended and Restated Administrative Services Agreement dated October 3, 2005 by and among Franklin Templeton Services, LLC, ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York and amended on November 11, 2011 • Incorporated by reference to Post-Effective Amendment No. 59 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 3, 2012.

(8.24)	Amendment No. 3 dated July 31, 2013 to Amended and Restated Administrative Services Agreement dated October 3, 2005 by and among Franklin Templeton Services, LLC, ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York and amended on May 17, 2006 and November 11, 2011 • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.
(8.25)	Rule 22c-2 Shareholder Information Agreement entered into as of April 16, 2007 among Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-134760), as filed on July 27, 2007.
(8.26)	Participation Agreement dated April 30, 2003 among ING Life Insurance and Annuity Company, The GCG Trust and Directed Services, Inc. and amended on October 9, 2006 • Incorporated by reference to Post-Effective Amendment No. 54 to Registration Statement on Form N-4 (File No. 033-23512), as filed on August 1, 2003.
(8.27)	Amendment dated October 9, 2006 to the Participation Agreement dated April 30, 2003 among ING Life Insurance and Annuity Company, ING Investors Trust and Directed Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 47 to Registration Statement on Form N-4 (File No. 033-75962), as filed on November 21, 2006.
(8.28)	Participation Agreement dated as of November 28, 2001 among Portfolio Partners, Inc., Aetna Life Insurance and Annuity Company and Aetna Investment Services, LLC • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002.
(8.29)	Amendment dated March 5, 2002 between Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002), Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 2002) and Aetna Investment Services LLC (to be renamed ING Financial Advisers, LLC) to Participation Agreement dated November 28, 2001 and amended on May 1, 2003, November 1, 2004, April 29, 2005, August 31, 2005, December 7, 2005 and April 28, 2006• Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002, and by reference to Post-Effective Amendment No. 28 (File No. 033-75988), as filed on April 10, 2003, and by reference to Post-Effective Amendment No. 20 to Registration Statement on Form N-1A (File No. 333-32575), as filed on April 1, 2005, and by reference to Post-Effective Amendment No. 32 (File No. 033-81216), as filed on April 11, 2006, and by reference to Initial Registration (File No. 333-134760), as filed on June 6, 2006.
(8.30)	Shareholder Servicing Agreement (Service Class Shares) dated as of November 27, 2001 between Portfolio Partners, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002.
(8.31)	Amendment dated March 5, 2002 between Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002) and Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 2002) to the Shareholder Servicing Agreement (Service Class Shares) dated November 27, 2001 and amended on May 1, 2003, November 1, 2004, April 29, 2005, December 7, 2005 and April 28, 2006 • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002, and by reference to Post-Effective Amendment No.28 (File No. 033-75988), as filed on April 10, 2003, and by reference to Post-Effective Amendment No. 32 (File No. 033-81216), as filed on April 11, 2006, and by reference to Initial Registration Statement (File No. 333-134760), as filed on June 6, 2006.

(8.32)   Fund Participation Agreement dated as of May 1, 1998 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series and Aeltus Investment Management, Inc. • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-56297), as filed on June 8, 1998.

(8.33)   Amendment dated November 9, 1998 to Fund Participation Agreement dated as of May 1, 1998 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series and Aeltus Investment Management, Inc. and amended on December 31, 1999, February 11, 2000, May 1, 2000, February 27, 2001 and June 19, 2001 • Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-56297), as filed on December 14, 1998, and by reference to Post-Effective Amendment No. 19 (File No. 333-01107), as filed on February 16, 2000, and by reference to Post-Effective Amendment No. 20 (File No. 333-01107), as filed on April 4. 2000, and by reference to Post-Effective Amendment No. 24 (File No. 333-01107), as filed on April 13, 2001, and by reference to Post-Effective Amendment No. 32 (File No. 033-75988), as filed on April 13, 2004.

(8.34)   Service Agreement effective as of May 1, 1998 between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-56297) as filed on June 8, 1998.

(8.35)   Amendment dated November 4, 1998 and effective as of October 15, 1998 to Service Agreement effective as of May 1, 1998 between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series and amended on February 11, 2000, May 1, 2000 and June 26, 2001 • Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-56297), as filed on December 14, 1998, and by reference to Post-Effective Amendment No. 20 (File No. 333-01107), as filed on April 4, 2000, and by reference to Post-Effective Amendment No. 32 (File No. 033-75988), as filed on April 13, 2004.

(8.36)   Fund Participation Agreement dated as of May 1, 2001 among Pilgrim Variable Products Trust, Aetna Life Insurance and Annuity Company and ING Pilgrim Securities, Inc. • Incorporated by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4 (File No. 333-01107), as filed on July 13, 2001.

(8.37)   Amendment dated August 30, 2002 between ING Life Insurance and Annuity Company, ING Variable Products Trust (formerly known as Pilgrim Variable Products Trust) and ING Funds Distributor to Fund Participation Agreement dated May 1, 2001 • Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement on Form N-4 (File No. 033-75988), as filed on April 10, 2003.

(8.38)   Administrative and Shareholder Services Agreement dated April 1, 2001 between ING Funds Services, LLC and ING Life Insurance and Annuity Company (Administrator for ING Variable Products Trust) • Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement on Form N-4 (File No. 033-75988), as filed on April 10, 2003.

(8.39)	Rule 22c-2 Agreement dated no later than April 16, 2007 is effective October 16, 2007 between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.40)	Fund Participation Agreement dated June 30, 1998 by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-56297), as filed on August 4, 1998.
(8.41)	Amendment No. 1 dated October 1, 2000 to Participation Agreement dated June 30, 1998 by and among AIM Variable Insurance Funds (renamed Invesco Variable Insurance Funds, Inc.), A I M Distributors, Inc. (renamed Invesco Distributors, Inc.) and Aetna Life Insurance and Annuity Company (renamed ING Life Insurance and Annuity Company) and amended on November 17, 2000 and July 12, 2002 • Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 13, 2001, and by reference to Post-Effective Amendment No. 32 (File No. 033-75988), as filed on April 13. 2004.
(8.42)	Service Agreement effective June 30, 1998 between Aetna Life Insurance and Annuity Company and AIM Advisors, Inc. • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-56297), as filed on August 4, 1998.
(8.43)	First Amendment dated October 1, 2000 to the Service Agreement dated June 30, 1998 between Aetna Life Insurance and Annuity Company and AIM Advisors, Inc. • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-49176), as filed on November 30, 2000.
(8.44)	Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between AIM Investment Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.45)	Fund Participation Agreement dated as of July 20, 2001 between Lord Abbett Series Fund, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.
(8.46)	First Amendment dated April 30, 2009 and effective as of May 1, 2005 to Fund Participation Agreement effective as of July 20, 2001 among ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company), Lord Abbett Series Fund, Inc. and Lord Abbett Distributor LLC • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.
(8.47)	Service Agreement dated as of July 20, 2001 between Lord Abbett & Co. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.
(8.48)	First Amendment dated April 30, 2009 and effective as of May 1, 2005 to Service Agreement effective as of July 20, 2001 between ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company) and Lord Abbett Series Fund, Inc. • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.

(8.49)   Rule 22c-2 Agreement effective April 16, 2007 and operational on October 16, 2007 among Lord Abbett Distributor LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.50)   Fund Participation Agreement dated March 11, 1997 between Aetna Life Insurance and Annuity Company and Oppenheimer Variable Annuity Account Funds and OppenheimerFunds, Inc. • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 033-34370), as filed on April 16, 1997.

(8.51)   First Amendment dated December 1, 1999 to Fund Participation Agreement between Aetna Life Insurance and Annuity Company and Oppenheimer Variable Annuity Account Funds and OppenheimerFunds, Inc. dated March 11, 1997 and amended on May 1, 2004 and August 15, 2007• Incorporated by reference to Post-Effective Amendment No. 19 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 16, 2000, and by reference to Post-Effective Amendment No. 39 (File No. 033-75988), as filed on April 11, 2007, and by reference to Post-Effective Amendment No. 46 (File No. 333-01107), as filed on February 15, 2008.

(8.52)   Service Agreement effective as of March 11, 1997 between OppenheimerFunds, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 033-34370), as filed on April 16, 1997.

(8.53)   Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Oppenheimer Funds Services, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.54)   Novation of and Amendment to Participation Agreement dated as of January 26, 2011 and effective as of February 14, 2011 by and among Allianz Global Investors Distributors LLC, PIMCO Investments LLC, PIMCO Variable Insurance Trust, ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York • Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement on Form N-4 (File No. 333-105479), as filed on April 25, 2012.

(8.55)   Participation Agreement dated as of May 1, 2004 among ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, PIMCO Variable Insurance Trust and PA Distributors LLC • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(8.56)   First Amendment dated August 15, 2007 to Participation Agreement by and between ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC dated as of May 1, 2004 • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 333-01107), as filed on May 23, 2008.

(8.57)   Services Agreement dated as of May 1, 2004 between PIMCO Variable Insurance Trust (the "Trust"), ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(8.58)   First Amendment dated August 15, 2007 to Services Agreement between PIMCO Variable Insurance Trust, ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company dated as of May 1, 2004 • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 333-01107), as filed on May 23, 2008.

(8.59)	Services Agreement effective as of May 1, 2004 between Pacific Investment Management Company LLC ("PIMCO"), ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.
(8.60)	First Amendment dated August 15, 2007 to Services Agreement between Pacific Investment Management Company LLC ("PIMCO"), ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company and Allianz Global Investors Distributors LLC effective as of May 1, 2004 • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 333-01107), as filed on May 23, 2008.
(8.61)	Rule 22c-2 Agreement dated no later than April 16, 2007, is effective as of the 16th day of October, 2007 between Allianz Global Investors Distributors LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-139695), as filed on July 6, 2007.
(8.62)	Participation Agreement made and entered into as of July 1, 2001 by and among Pioneer Variable Contracts Trust, Aetna Life Insurance and Annuity Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.
(8.63)	Amendment No. 1 is made and entered into as of May 1, 2004 to Participation Agreement between Pioneer Variable Contracts Trust and ING Life Insurance and Annuity Company f/k/a Aetna Life Insurance and Annuity Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. dated July 1, 2001 and amended on August 15, 2007• Incorporated by reference to Post-Effective Amendment No. 40 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 13, 2005, and by reference to Post-Effective Amendment No. 46 (File No. 333-01107), as filed on February 15, 2008.
(8.64)	Rule 22c-2 Agreement dated March 1, 2007 and is effective as of October 16, 2007 between Pioneer Investment Management Shareholder Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.65)	Fund Participation Agreement effective as of May 1, 2004 between Wanger Advisors Trust, Columbia Wanger Asset Management, LP, ING Life Insurance and Annuity Company, and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.
(8.66)	First Amendment dated May 7, 2007 to Fund Participation Agreement effective as of May 1, 2004 between Columbia Wanger Asset Management, LP, Wanger Advisors Trust, ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 53 to Registration Statement on Form N-4 (File No. 333-01107), as filed on August 18, 2008.
(8.67)	Service Agreement with Investment Adviser effective as of May 1, 2004 between Columbia Wanger Asset Management, LP, ING Life Insurance and Annuity Company, ING Insurance Company of America, and ReliaStar Life Insurance Company. • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(8.68)	Rule 22c-2 Agreement dated April 16, 2007 and is effective as of October 16, 2007 among Columbia Management Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Life Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-134760), as filed on July 27, 2007.	
(9)	Opinion and Consent of Counsel	
(10)	Consent of Independent Registered Public Accounting Firm	
(11)	Not applicable	
(12)	Not applicable	
(13)	Powers of Attorney	

Item 25.   Directors and Officers of the Depositor*

Name	Principal Business Address	Positions and Offices with Depositor
Alain M. Karaoglan	230 Park Avenue New York, NY 10169	Director and President
Rodney O. Martin, Jr.	230 Park Avenue New York, NY 10169	Director
Chetlur S. Ragavan	230 Park Avenue New York, NY 10169	Director, Executive Vice President and Chief Risk Officer
Michael S. Smith	1475 Dunwoody Drive West Chester, PA 19380	Director
Ewout L. Steenbergen	230 Park Avenue New York, NY 10169	Director and Executive Vice President, Finance
Tina A. Campbell	30 Braintree Hill Office Park Floors 2-4 Braintree, MA 02184	Senior Vice President and Deputy General Counsel
Joseph J. Elmy	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President, Tax
Ralph R. Ferraro	One Orange Way Windsor, CT 06095-4774	Senior Vice President
Michael J. Gioffre	One Orange Way Windsor, CT 06095-4774	Senior Vice President, Compliance
Howard F. Greene	230 Park Avenue New York, NY 10169	Senior Vice President, Compensation
Megan A. Huddleston	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Assistant Secretary
Christine L. Hurtsellers	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President

Name	Principal Business Address	Positions and Offices with Depositor
Carolyn M. Johnson	One Orange Way Windsor, CT 06095-4774	Senior Vice President
Mark B. Kaye	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Chief Financial Officer
Patrick D. Lusk	1475 Dunwoody Drive West Chester, PA 19380	Senior Vice President and Appointed Actuary
Richard T. Mason	One Orange Way Windsor, CT 06095-4774	Senior Vice President
Gilbert E. Mathis	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President
David S. Pendergrass	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President and Treasurer
Steven T. Pierson	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President and Chief Accounting Officer
Justin Smith	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Deputy General Counsel
Jennifer M. Ogren	20 Washington Avenue South Minneapolis, MN 55401	Secretary
Anne M. Iezzi	One Orange Way Windsor, CT 06095-4774	Vice President and Chief Compliance Officer
Brian J. Baranowski	One Orange Way Windsor, CT 06095-4774	Vice President, Compliance
Kristi L. Cooper	909 Locust Street Des Moines, IA 50309	Vice President, Compliance
Chad M. Eslinger	20 Washington Avenue South Minneapolis, MN 55401	Vice President, Compliance Officer
Regina A. Gordon	One Orange Way Windsor, CT 06095-4774	Vice President, Compliance
Spencer T. Shell	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Vice President and Assistant Treasurer

* These individuals may also be directors and/or officers of other affiliates of the Company.

Item 26.   Persons Controlled by or Under Common Control with the Depositor or Registrant

Incorporated herein by reference to Item 26 in Post-Effective Amendment No. 1 to Registration Statement on Form N-4 for Separate Account B of Voya Insurance and Annuity Company (File No. 333-196391), as filed with the Securities and Exchange Commission on April 7, 2015.

Item 27.   Number of Contract Owners

As of February 28, 2015, there were 31,720 individuals holding interests in variable annuity contracts funded through Variable Annuity Account B of Voya Retirement Insurance and Annuity Company.

Item 28.   Indemnification

Section 33-779 of the Connecticut General Statutes ("CGS") provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Sections 33-770 to 33-778, inclusive, of the CGS.   Reference is hereby made to Section 33-771(e) of the CGS regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations.

These statutes provide in general that Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-774.   Under Section 33-775, the determination of and the authorization for indemnification are made (a) by two or more disinterested directors, as defined in Section 33-770(2); (b) by special legal counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify.   Also, Section 33-772 with Section 33-776 provide that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he is or was a director, officer, employee, or agent of the corporation.   Pursuant to Section 33-771(d), in the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation.   Consistent with the laws of the State of Connecticut, Voya Financial, Inc. maintains Professional Liability and Fidelity bond, Employment Practices liability and Network Security insurance policies issued by an international insurer.   The policies cover Voya Financial, Inc. and any company in which Voya Financial, Inc. has a controlling financial interest of 50% or more.   The policies cover the funds and assets of the principal underwriter/depositor under the care, custody and control of Voya Financial, Inc. and/or its subsidiaries.   The policies provide for the following types of coverage: Errors and Omissions/Professional Liability, Employment Practices liability and Fidelity/Crime (a.k.a. "Financial Institutional Bond") and Network Security (a.k.a. "Cyber/IT").

Section 20 of the Voya Financial Partners, LLC Limited Liability Company Agreement executed as of November 28, 2000 provides that Voya Financial Partners, LLC will indemnify certain persons against any loss, damage, claim or expenses (including legal fees) incurred by such person if he is made a party or is threatened to be made a party to a suit or proceeding because he was a member, officer, director, employee or agent of Voya Financial Partners, LLC, as long as he acted in good faith on behalf of Voya Financial Partners, LLC and in a manner reasonably believed to be within the scope of his authority.   An additional condition requires that no person shall be entitled to indemnity if his loss, damage, claim or expense was incurred by reason of his gross negligence or willful misconduct.   This indemnity provision is authorized by and is consistent with Title 8, Section 145 of the General Corporation Law of the State of Delaware.

<u>Item 29.   Principal Underwriter</u>

(a)   In addition to serving as the principal underwriter for the Registrant, Voya Financial Partners, LLC acts as the principal underwriter for Variable Life Account B of Voya Retirement Insurance and Annuity Company (VRIAC), Variable Annuity Account C of VRIAC, Variable Annuity Account I of VRIAC and Variable Annuity Account G of VRIAC (separate accounts of VRIAC registered as unit investment trusts under the 1940 Act). Voya Financial Partners, LLC is also the principal underwriter for (i) Separate Account N of ReliaStar Life Insurance Company (RLIC) (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (ii) ReliaStar Select Variable Account of ReliaStar Life Insurance Company (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iii) MFS ReliaStar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iv) Northstar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (v) ReliaStar Life Insurance Company of New York Variable Annuity Funds A, B and C (a management investment company registered under the 1940 Act), (vi) ReliaStar Life Insurance Company of New York Variable Annuity Funds D, E, F, G, H and I (a management investment company registered under the 1940 Act), (vii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M, P and Q (a management investment company registered under the1940 Act), and (viii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M and P (a management investment company registered under the1940 Act).

(b)   The following are the directors and officers of the Principal Underwriter:

<u>Name</u>	<u>Principal Business Address</u>	<u>Positions and Offices with Underwriter</u>
James L. Nichols, IV	One Orange Way Windsor, CT 06095-4774	Director and President
Thomas W. Halloran	30 Braintree Hill Office Park Floors 2-4 Braintree, MA 02184	Director
Richard H. Linton, Jr.	One Orange Way Windsor, CT 06095-4774	Director
Regina A. Gordon	One Orange Way Windsor, CT 06095-4774	Chief Compliance Officer
Kristin H. Hultgren	One Orange Way Windsor, CT 06095-4774	Chief Financial Officer
Brian M. Wilson	One Orange Way Windsor, CT 06095-4774	Assistant Chief Financial Officer
Joseph J. Elmy	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President, Tax
Megan A. Huddleston	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Secretary
David S. Pendergrass	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President and Treasurer
M. Bishop Bastien	1474 Stone Point Drive, Suite 129 Roseville, CA 95661	Vice President

Name	Principal Business Address	Positions and Offices with Underwriter
Dianne C. Bogoian	One Orange Way Windsor, CT 06095-4774	Vice President
Mary K. Carey-Reid	One Orange Way Windsor, CT 06095-4774	Vice President
Nancy D. Clifford	One Orange Way Windsor, CT 06095-4774	Vice President
William P. Elmslie	One Orange Way Windsor, CT 06095-4774	Vice President
Molly A. Garrett	One Orange Way Windsor, CT 06095-4774	Vice President
Bernard P. Heffernon	10740 Nall Avenue, Suite 120 Overland Park, KS 66211	Vice President
Mark E. Jackowitz	22 Century Hill Drive, Suite 101 Latham, NY 12110	Vice President
Carol B. Keen	One Orange Way Windsor, CT 06095-4774	Vice President
David A. Kelsey	One Orange Way Windsor, CT 06095-4774	Vice President
George D. Lessner, Jr.	15455 North Dallas Parkway Suite 1250 Addison, TX 75001	Vice President
David J. Linney	2900 North Loop West, Suite 180 Houston, TX 77092	Vice President
Richard T. Mason	One Orange Way Windsor, CT 06095-4774	Vice President
Michael J. Pise	One Orange Way Windsor, CT 06095-4774	Vice President
Spencer T. Shell	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Vice President and Assistant Treasurer
Frank W. Snodgrass	9020 Overlook Blvd. Brentwood, TN 37027	Vice President
C. Nikol Gianopoulos	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
Angelia M. Lattery	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary

Name	Principal Business Address	Positions and Offices with Underwriter
Tina M. Nelson	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
Melissa A. O'Donnell	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
Jennifer M. Ogren	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
James D. Ensley	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Tax Officer
Terry L. Owens	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Tax Officer

(c)   Compensation to Principal Underwriter:

(1)	(2)	(3)	(4)	(5)
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation*
Voya Financial Partners, LLC				$1,955,431.33

* Reflects compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of Voya Retirement Insurance and Annuity Company during 2014.

Item 30.   Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by Voya Retirement Insurance and Annuity Company at One Orange Way, Windsor, Connecticut 06095-4774 and at Voya Services Company at 5780 Powers Ferry Road, NW, Atlanta, Georgia 30327-4390.

Item 31.   Management Services

Not applicable

Item 32.   Undertakings

Registrant hereby undertakes:
(a) to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;
(b) to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information; and
(c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Company hereby represents that with respect to plans established pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended, that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), it is relying on and complies with the terms of the SEC Staff's No-Action Letter dated August 30, 2012, with respect to participant acknowledgement of and language concerning withdrawal restrictions applicable to such plans. See ING Life Insurance and Annuity Company; S.E.C. No-Action Letter, 2012 WL 3862169, August 30, 2012.

Except in relation to 403(b) plans subject to ERISA, the Company hereby represents that it is relying on and complies with the provisions of Paragraphs (1) through (4) of the SEC Staff's No-Action Letter dated November 28, 1988, with respect to language concerning withdrawal restrictions applicable to plans established pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended. See American Council of Life Insurance; S.E.C. No-Action Letter, 1988 WL 1235221, November 28, 1988.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Voya Retirement Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Variable Annuity Account B of Voya Retirement Insurance and Annuity Company, certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Post-Effective Amendment to its Registration Statement on Form N-4 (File No. 033-75996) and has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 15th day of April, 2015.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY
COMPANY
(Registrant)

By: VOYA RETIREMENT INSURANCE AND ANNUITY
COMPANY
(Depositor)

By: Alain M. Karaoglan*
Alain M. Karaoglan
President
(principal executive officer)

As required by the Securities Act of 1933, this Post-Effective Amendment No. 48 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
Alain M. Karaoglan*	Director and President	)
Alain M. Karaoglan	(principal executive officer)	)
		)
Mark B. Kaye*	Senior Vice President and Chief Financial Officer	)
Mark B. Kaye	(principal financial officer)	)
		)
Steven T. Pierson*	Senior Vice President and Chief Accounting Officer	) April
Steven T. Pierson	(principal accounting officer)	) 15, 2015
		)
Rodney O. Martin*	Director	)
Rodney O. Martin		)
		)
Chetlur S. Ragavan*	Director	)
Chetlur S. Ragavan		)
		)
Michael S. Smith*	Director	)
Michael S. Smith		)
		)
Ewout L. Steenbergen*	Director	)
Ewout L. Steenbergen		)

By: /s/J. Neil McMurdie
J. Neil McMurdie
*Attorney-in-Fact

VARIABLE ANNUITY ACCOUNT B
EXHIBIT INDEX

Exhibit No.   Exhibit

24(b)(3.6)   Amendment No. 3, effective as of April 1, 2015, to the Intercompany
                      Agreement dated as of December 22, 2010 by and between Directed Services
                      LLC and Voya Retirement Insurance and Annuity Company.

24(b)(4.28)   Endorsement EVNMCHG (09/14) for name change

24(b)(8.21)   Amendment No. 4 dated August 1, 2014 to Amended and Restated Participation
                      Agreement dated December 30, 2005 by and among Franklin Templeton
                      Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Voya
                      Retirement Insurance and Annuity Company (formerly ING Life Insurance and
                      Annuity Company), Voya Insurance and Annuity company (formerly ING USA
                      Annuity and Life Insurance Company), ReliaStar Life Insurance Company,
                      ReliaStar Life Insurance Company of New York, Directed Services, LLC and
                      Voya Financial Partners, LLC (formerly ING Financial Advisers, LLC), and
                      amended on June 5, 2007, November 17, 2011 and August 12, 2013

24(b)(9)   Opinion and Consent of Counsel

24(b)(10)   Consent of Independent Registered Public Accounting Firm

24(b)(13)   Powers of Attorney